
SEC MAIL
RECEIVED
PROCESSING
JUN 27 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, June 24, 2005, Series 2005-A	333-~~123394~~ 76805

Name of Person Filing the Document
(If Other than the Registrant)


05059013

PROCESSED
JUN 30 2005 E
THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2005

NEW CENTURY MORTGAGE SECURITIES INC.

By: ______________________________

Name: PATRICK FLANAGAN

Title: PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the data appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	85	$4,214,238.00	0.43%	$49,554.09	7.889%	63.57%	595
50,000.01 - 75,000.00	611	38,223,696.56	3.86	62,521.61	7.871	76.17	606
75,000.01 - 100,000.00	798	69,895,299.59	7.06	87,530.39	7.295	74.52	618
100,000.01 - 125,000.00	695	78,358,867.52	7.92	112,677.45	7.181	74.88	619
125,000.01 - 150,000.00	602	82,808,928.89	8.37	137,464.10	6.968	75.89	630
150,000.01 - 175,000.00	460	74,637,827.93	7.54	162,138.85	6.841	73.11	632
175,000.01 - 200,000.00	418	78,748,603.12	7.96	188,270.45	6.733	72.32	634
200,000.01 - 225,000.00	273	58,018,744.09	5.86	212,386.82	6.624	73.61	638
225,000.01 - 250,000.00	268	64,154,664.64	6.48	239,208.68	6.627	74.87	635
250,000.01 - 275,000.00	228	59,901,950.02	6.05	262,530.92	6.469	74.86	641
275,000.01 - 300,000.00	202	58,298,075.68	5.89	288,389.11	6.435	75.66	648
300,000.01 - 333,700.00	192	60,752,030.92	6.14	316,216.57	6.533	77.56	654
333,700.01 - 350,000.00	92	31,577,942.08	3.19	342,991.61	6.454	75.00	652
350,000.01 - 600,000.00	482	210,618,578.95	21.28	436,636.01	6.373	78.98	660
600,000.01 >=	29	19,700,000.43	1.99	678,815.28	6.328	71.24	674
Total:	**5,435**	**$989,909,448.42**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25,000.01 - 50,000.00	85	$4,212,097.64	0.43%	$49,554.09	7.889%	63.57%	595
50,000.01 - 75,000.00	616	38,574,940.90	3.90	62,621.66	7.854	76.13	606
75,000.01 - 100,000.00	793	69,475,008.94	7.02	87,610.35	7.301	74.53	618
100,000.01 - 125,000.00	698	78,685,197.35	7.95	112,729.51	7.178	74.93	619
125,000.01 - 150,000.00	600	82,528,652.79	8.34	137,547.75	6.970	75.86	630
150,000.01 - 175,000.00	460	74,609,223.00	7.54	162,193.96	6.842	73.10	632
175,000.01 - 200,000.00	417	78,522,064.82	7.94	188,302.31	6.732	72.31	634
200,000.01 - 225,000.00	273	57,981,601.73	5.86	212,386.82	6.624	73.61	638
225,000.01 - 250,000.00	270	64,607,793.91	6.53	239,288.13	6.627	74.93	635

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

250,000.01 - 275,000.00	226	59,357,181.44	6.00	262,642.40	6.468	74.80	642
275,000.01 - 300,000.00	202	58,254,599.58	5.89	288,389.11	6.435	75.66	648
300,000.01 - 333,700.00	193	61,047,123.45	6.17	316,306.34	6.526	77.57	655
333,700.01 - 350,000.00	91	31,221,684.91	3.16	343,095.44	6.466	74.95	652
350,000.01 - 600,000.00	482	210,458,557.48	21.28	436,636.01	6.373	78.98	660
600,000.01 - 1,000,000.00	29	19,685,643.25	1.99	678,815.28	6.328	71.24	674
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
5.000 - 5.499	4	$939,186.05	0.09%	$234,796.51	5.365%	74.42%	694
5.500 - 5.999	993	243,647,538.12	24.63	245,365.09	5.907	73.16	667
6.000 - 6.499	1,002	216,868,664.92	21.92	216,435.79	6.226	74.05	649
6.500 - 6.999	1,300	248,873,551.83	25.16	191,441.19	6.734	75.81	637
7.000 - 7.499	671	100,989,002.03	10.21	150,505.22	7.223	77.63	624
7.500 - 7.999	664	93,460,602.23	9.45	140,753.92	7.722	78.30	614
8.000 - 8.499	306	35,173,919.87	3.56	114,947.45	8.216	79.38	603
8.500 - 8.999	265	27,179,593.43	2.75	102,564.50	8.731	80.28	595
9.000 - 9.499	103	9,819,027.64	0.99	95,330.37	9.189	79.59	582
9.500 - 9.999	83	8,718,662.91	0.88	105,044.13	9.707	82.14	565
10.000 - 10.499	23	2,153,514.77	0.22	93,631.08	10.168	78.43	552
10.500 - 10.999	19	1,287,121.82	0.13	67,743.25	10.774	79.56	545
12.000 - 12.499	1	50,985.57	0.01	50,985.57	12.050	75.00	534
13.500 - 13.999	1	60,000.00	0.01	60,000.00	13.600	42.40	519
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1 - 180	423	$48,536,498.77	4.91%	$114,743.50	6.877%	68.83%	631
181 - 240	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
241 360	4,676	897,721,869.69	90.75	191,985.00	6.722	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
61 - 120	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

121 - 180	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
181 - 240	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
241 - 300	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
301 - 360	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
No	5,435	$989,221,371.19	100.00%	$182,009.45	6.732%	75.54%	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
1	5,435	$989,221,371.19	100.00%	$182,009.45	0.067	0.76	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	3,031	$520,632,907.60	52.63%	$171,769.35	6.840%	75.29%	636
1	1,659	317,163,829.10	32.06	191,177.71	6.680	75.05	642
2	605	126,963,243.91	12.83	209,856.60	6.404	77.05	647
3	121	20,863,754.37	2.11	172,427.72	6.838	79.79	640
4	10	2,032,768.44	0.21	203,276.84	6.790	71.87	666
5	7	1,023,436.66	0.10	146,205.24	6.877	80.54	644
6	2	541,431.11	0.05	270,715.56	6.360	90.17	653
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
25.00 or less	36	$3,364,110.38	0.34%	$93,447.51	6.726%	19.63%	644
25.01 - 30.00	32	3,600,088.84	0.36	112,502.78	6.677	27.24	636
30.01 - 35.00	45	6,699,423.94	0.68	148,876.09	6.797	32.84	643
35.01 - 40.00	66	10,030,354.46	1.01	151,975.07	6.593	38.10	642
40.01 - 45.00	93	14,921,099.01	1.51	160,441.92	6.559	42.72	632
45.01 - 50.00	163	27,447,308.90	2.77	168,388.40	6.559	47.82	639
50.01 - 55.00	153	29,054,644.42	2.94	189,899.64	6.479	52.82	631
55.01 - 60.00	233	42,036,098.14	4.25	180,412.44	6.500	57.78	632
60.01 - 65.00	358	66,176,299.67	6.69	184,850.00	6.498	63.26	629
65.01 - 70.00	423	82,310,056.33	8.32	194,586.42	6.579	68.38	631
70.01 - 75.00	549	106,710,418.23	10.79	194,372.35	6.740	73.57	626
75.01 - 80.00	1,482	252,121,281.42	25.49	170,122.32	6.778	79.33	640
80.01 - 85.00	735	142,892,528.77	14.44	194,411.60	6.700	84.14	641
85.01 - 90.00	766	148,112,273.55	14.97	193,358.06	6.870	89.45	656
90.01 - 95.00	271	48,555,780.57	4.91	179,172.62	7.133	94.58	658
95.01 - 100.00	30	5,189,604.56	0.52	172,986.82	7.959	99.82	679
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Owner Occupancy of Mortgage Loans

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the data appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Primary Residence	4,995	$924,819,467.71	93.49%	$185,149.04	6.687%	75.49%	638
Investment Property	393	54,478,250.75	5.51	138,621.50	7.463	76.74	669
Second Home	47	9,923,652.73	1.00	211,141.55	6.936	73.42	678
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Single Family	4,255	$751,954,811.31	76.01%	$176,722.63	6.727%	75.30%	637
PUD Detached	490	94,006,950.87	9.50	191,850.92	6.726	77.83	638
Two- to four- family units	338	81,024,888.38	8.19	239,718.60	6.811	74.09	663
Condominium	282	50,444,495.17	5.10	178,881.19	6.671	77.01	648
PUD Attached	67	11,513,179.31	1.16	171,838.50	6.857	76.41	624
Modular Home	3	277,046.15	0.03	92,348.72	7.159	84.68	667
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Refinance-Cashout	3,965	$747,548,423.04	75.57%	$188,536.80	6.678%	74.08%	636
Refinance-Rate/Term	804	126,515,068.82	12.79	157,357.05	6.709	79.19	640
Purchase	666	115,157,879.33	11.64	172,909.73	7.108	81.05	664
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
Full Documentation	4,001	$702,346,818.73	71.00%	$175,542.82	6.642%	76.42%	634
Stated Documentation	1,358	271,400,443.99	27.44	199,853.05	6.979	73.23	653
Limited Documentation	76	15,474,108.47	1.56	203,606.69	6.494	76.42	646
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
10 YR FIXED	30	$2,314,795.27	0.23%	$77,159.84	7.235%	58.38%	623
15 YR FIXED	393	46,221,703.50	4.67	117,612.48	6.859	69.36	631
20 YR FIXED	336	42,963,002.73	4.34	127,866.08	6.778	71.98	637
25 YR FIXED	18	2,664,488.73	0.27	148,027.15	6.327	76.72	655
30 YR FIXED	4,658	895,057,380.96	90.48	192,154.87	6.724	76.07	640
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
California	1,119	$297,120,237.02	30.04%	$265,523.00	6.372%	71.62%	653
Florida	672	98,486,382.37	9.96	146,557.12	7.003	75.93	623
New York	352	94,391,936.56	9.54	268,158.91	6.575	74.21	649
Other	3,292	499,222,815.24	50.47	151,647.27	6.923	78.05	633
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
N	1,227	$189,817,476.27	19.19%	$154,700.47	7.022%	76.27%	628
Y	4,208	799,403,894.92	80.81	189,972.41	6.664	75.37	642
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
0	1,227	$189,817,476.27	19.19%	$154,700.47	7.022%	76.27%	628
12	361	94,412,465.44	9.54	261,530.38	6.630	74.46	647
24	49	8,542,974.52	0.86	174,346.42	7.225	75.34	626
36	3,798	696,448,454.96	70.4	183,372.42	6.661	75.49	642
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO	% Full Doc	% Owner Occupied
500 - 519	122	$12,957,383.57	1.31%	$106,208.06	8.595%	72.44%	511	94.25%	99.13%
520 - 539	199	25,652,027.36	2.59	128,904.66	7.959	70.27	530	84.29	97.68
540 - 559	289	41,652,596.67	4.21	144,126.63	7.439	71.19	552	80.28	95.11
560 - 579	343	46,934,351.68	4.74	136,834.84	7.301	71.41	569	82.22	95.89
580 - 599	603	97,524,750.12	9.86	161,732.59	6.931	73.52	590	75.89	96.34
600 - 619	753	128,421,987.24	12.98	170,547.13	6.762	74.26	610	78.77	96.56
620 - 639	856	156,735,947.32	15.84	183,102.74	6.690	77.24	629	72.54	95.21
640 - 659	747	144,848,155.06	14.64	193,906.50	6.539	76.22	649	66.12	94.71
660 - 679	578	113,360,424.85	11.46	196,125.30	6.491	77.06	669	64.49	90.98
680 - 699	365	81,419,492.69	8.23	223,067.10	6.430	77.39	689	63.79	91.43
700 - 719	231	54,722,170.71	5.53	236,892.51	6.438	78.83	709	58.29	91.03
720 - 739	140	35,457,891.80	3.58	253,270.66	6.321	77.25	728	63.35	88.03
740 - 759	94	22,874,996.12	2.31	243,351.02	6.241	76.51	749	64.90	85.66
760 - 779	70	15,625,524.85	1.58	223,221.78	6.518	78.35	769	73.14	69.11
780 - 799	31	7,630,108.20	0.77	246,132.52	6.386	69.95	786	66.66	89.94

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

	A	B	C	D	E	F	G	H	I	J	K
226	800 - 819	14	3,403,562.95	0.34	243,111.64	6.589	64.60	806	31.46	60.65	
227	**Total:**	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**	**71.00%**	**93.49%**	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Basc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities

NCHET 2005-A

Fico Scores Full Doc Loans

Fico Scores of Mortgage Loans	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
500 - 519	114	$12,212,607.66	1.74%	$107,128.14	8.532%	72.49%	511
520 - 539	171	21,621,735.54	3.08	126,442.90	7.875	71.20	530
540 - 559	236	33,440,141.44	4.76	141,695.51	7.362	71.46	551
560 - 579	276	38,588,072.96	5.49	139,811.86	7.198	72.20	569
580 - 599	478	74,011,774.54	10.54	154,836.35	6.806	73.87	590
600 - 619	597	101,155,032.56	14.40	169,438.92	6.649	76.47	610
620 - 639	648	113,701,902.65	16.19	175,465.90	6.563	77.67	629
640 - 659	511	95,780,215.22	13.64	187,436.82	6.421	77.97	649
660 - 679	377	73,111,688.79	10.41	193,930.21	6.378	78.98	669
680 - 699	235	51,933,683.00	7.39	220,994.40	6.265	77.92	689
700 - 719	133	31,896,039.43	4.54	239,819.85	6.147	79.55	709
720 - 739	83	22,464,155.90	3.20	270,652.48	6.174	78.00	728
740 - 759	62	14,845,168.80	2.11	239,438.21	6.081	77.70	749
760 - 779	51	11,427,854.57	1.63	224,075.58	6.438	76.87	769
780 - 799	21	5,086,077.45	0.72	242,194.16	6.315	72.93	786
800 - 819	8	1,070,668.22	0.15	133,833.53	6.288	50.97	806
Total:	**4,001**	**$702,346,818.73**	**100.00%**	**$175,542.82**	**6.642%**	**76.42%**	**634**

Fico Scores of Owner-Occupied Loans

Fico Scores of Mortgage Loans	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	WA FICO
500 - 519	120	$12,844,583.57	1.39%	$107,038.20	8.569%	72.55%	511
520 - 539	194	25,058,136.65	2.71	129,165.65	7.949	70.42	530
540 - 559	278	39,613,985.63	4.28	142,496.35	7.438	71.33	551
560 - 579	325	45,003,750.35	4.87	138,473.08	7.257	71.44	569
580 - 599	573	93,957,561.01	10.16	163,974.80	6.887	73.48	590
600 - 619	715	124,002,603.32	13.41	173,430.21	6.727	74.18	610
620 - 639	793	149,234,031.46	16.14	188,189.19	6.640	77.17	629
640 - 659	689	137,181,379.11	14.83	199,102.15	6.501	76.16	649
660 - 679	507	103,137,342.53	11.15	203,426.71	6.417	77.32	669
680 - 699	320	74,439,062.45	8.05	232,622.07	6.358	77.48	689
700 - 719	201	49,813,382.47	5.39	247,827.77	6.368	79.06	709
720 - 739	118	31,214,040.32	3.38	264,525.77	6.207	76.66	728
740 - 759	81	19,594,240.74	2.12	241,904.21	6.152	76.82	750
760 - 779	45	10,798,340.38	1.17	239,963.12	6.245	78.03	770
780 - 799	26	6,862,861.62	0.74	263,956.22	6.245	67.80	786
800 - 819	10	2,064,166.10	0.22	206,416.61	6.319	62.65	808
Total:	**4,995**	**$924,819,467.71**	**100.00%**	**$185,149.04**	**6.687%**	**75.49%**	**638**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of a
person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of s
sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, includi

Banc of America Securities

NCHET 2005-A

FICO Band	Loan Count	Current Balance	Loan WALA	W.A. FICO	Property Type as % of Cur Bal: Condo	MF Housing	PUD	Single Family	Multi/Town/ 2-4 Unit	% Cur Bal <= 75,000	% Cur Bal > 75,000	Occupancy Status as % of Cur Bal: Investor	Primary	2nd Home	% of CB with DTI <50.0%	% of CB with DTI >=50.0%	% of CB Fixed Rate Loans	% of CB Adj. Rate Loans
481 - 500	6	588,244.92	0	500	0.00%	0.00%	0.00%	90.61%	9.39%	30.70%	69.30%	0.00%	100.00%	0.00%	100.00%	0.00%	100.00%	0.00%
501 - 520	124	13,677,096.69	1	513	5.82%	0.00%	8.00%	83.34%	2.84%	22.36%	77.64%	0.82%	99.18%	0.00%	90.56%	9.44%	100.00%	0.00%
521 - 540	201	25,714,436.69	0	531	2.80%	0.00%	12.89%	81.11%	3.20%	12.91%	87.09%	2.31%	97.69%	0.00%	87.06%	12.94%	100.00%	0.00%
541 - 560	297	42,935,038.64	1	552	5.01%	0.00%	14.34%	74.44%	6.20%	8.08%	91.92%	3.38%	95.25%	1.37%	83.81%	16.19%	100.00%	0.00%
561 - 580	364	50,887,053.90	1	571	3.38%	0.00%	12.18%	79.90%	4.54%	7.95%	92.05%	3.08%	96.21%	0.71%	89.04%	10.96%	100.00%	0.00%
581 - 600	604	96,561,317.85	1	591	3.68%	0.00%	10.20%	80.76%	5.36%	5.78%	94.22%	2.58%	96.12%	1.29%	90.39%	9.61%	100.00%	0.00%
601 - 620	765	130,985,402.86	1	611	5.11%	0.00%	10.81%	77.68%	6.41%	4.51%	95.49%	3.39%	96.56%	0.04%	91.59%	8.41%	100.00%	0.00%
621 - 640	847	156,882,862.11	1	630	4.64%	0.04%	9.89%	77.50%	7.94%	3.78%	96.22%	4.45%	95.14%	0.42%	90.58%	9.42%	100.00%	0.00%
641 - 660	734	142,181,414.85	1	650	6.33%	0.04%	12.85%	73.62%	7.17%	3.54%	96.46%	4.23%	94.88%	0.89%	91.94%	8.06%	100.00%	0.00%
661 - 680	567	112,196,673.06	1	670	5.17%	0.00%	9.76%	76.40%	8.67%	2.18%	97.82%	7.99%	90.63%	1.38%	90.75%	9.25%	100.00%	0.00%
681 - 700	355	79,160,515.96	1	690	3.82%	0.21%	7.16%	76.94%	11.87%	2.27%	97.73%	8.34%	91.48%	0.18%	93.15%	6.85%	100.00%	0.00%
701 - 720	236	55,633,797.09	1	710	6.98%	0.00%	11.13%	72.16%	9.73%	1.76%	98.24%	6.85%	90.79%	2.36%	90.11%	9.89%	100.00%	0.00%
721 - 740	132	33,443,972.26	1	730	5.87%	0.00%	13.11%	71.52%	9.51%	0.73%	99.27%	12.30%	87.70%	0.00%	88.56%	11.44%	100.00%	0.00%
741 - 760	92	22,885,642.82	1	750	11.60%	0.00%	7.16%	65.26%	15.97%	1.37%	98.63%	11.14%	84.85%	4.01%	91.96%	8.04%	100.00%	0.00%
> 760	111	25,487,901.49	1	779	4.78%	0.00%	8.33%	58.65%	28.23%	1.89%	98.11%	18.74%	74.07%	7.19%	94.99%	5.01%	100.00%	0.00%
Total	**5435**	**989,221,371.19**	**1**	**640**	**5.10%**	**0.03%**	**10.67%**	**76.01%**	**8.19%**	**4.33%**	**95.67%**	**5.51%**	**93.49%**	**1.00%**	**90.71%**	**9.29%**	**100.00%**	**0.00%**

State Code	Loan Count	Current Balance
AL	23	2,484,450.61
AK	2	418,868.44
AZ	144	24,123,264.30
AR	27	2,845,007.79
CA	1,119	297,120,237.02
CO	48	7,974,271.76
CT	47	8,802,537.35
DE	7	1,574,618.23
DC	6	1,444,716.76

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S
42	FL	672	98,486,382.37																
43	GA	74	8,931,777.84																
44	GU	0	0.00																
45	HI	146	44,629,052.35																
46	ID	28	3,560,334.39																
47	IL	120	18,384,012.03																
48	IN	70	7,365,557.44																
49	IA	9	1,019,600.19																
50	KS	8	775,201.44																
51	KY	43	4,441,034.79																
52	LA	78	8,765,841.93																
53	ME	20	2,717,307.19																
54	MD	117	27,615,107.71																
55	MA	132	31,632,972.30																
56	MI	59	6,464,994.22																
57	MN	39	6,522,844.18																
58	MS	23	2,197,472.18																
59	MO	37	4,092,723.96																
60	MT	6	1,009,450.27																
61	NE	15	1,459,747.99																
62	NV	89	18,704,092.55																
63	NH	8	1,409,124.26																
64	NJ	240	54,284,548.20																
65	NM	29	3,888,130.91																
66	NY	352	94,391,936.56																
67	NC	26	2,832,661.16																
68	ND	2	145,300.00																
69	OH	148	16,464,446.23																
70	OK	40	3,982,857.27																
71	OR	60	10,069,848.28																
72	PA	174	23,618,528.53																
73	PR	0	0.00																
74	RI	13	2,484,824.11																
75	SC	36	3,492,094.48																
76	SD	1	84,833.74																
77	TN	83	9,067,382.05																
78	TX	818	82,388,151.26																
79	UT	25	4,900,490.42																
80	VT	3	557,992.90																
81	VI	0	0.00																
82	VA	74	12,339,513.69																

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S
83	WA	73	14,245,013.56																
84	WV	5	895,954.22																
85	WI	14	1,797,709.78																
86	WY	3	316,550.00																
87																			

y offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agree
ch assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material m
g all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all p

Fixed Rate SATO	Adj. Rate SATO	% of CB IO Loans	Loan Purpose as % of Cur Bal: Purchase	Cash-out	Rate Term	% of CB Balloons	% of CB w/ Piggyback Jr Lien Loan	Documentation as % of Cur Bal: Full	NA / NI / Limited	Stated/ None	W.A. Coupon	W.A. CLTV	% of CB 1st Lien	% of CB 2nd Lien	W.A. 1st Lien LTV	W.A. 2nd Lien CLTV	W.A. 2nd Lien LTV	Ave CB 1st Lien	Ave CB 2nd Lien	% of CB with MI
	0.0%	0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	100.00%	0.00%	0.00%	9.688	80.11	100.00%	0.00%	80.11	0.00%	0.00%	98,040.82	0.00%	N/A
	0.0%	0.00%	2.72%	88.38%	8.91%	0.00%	1.80%	93.94%	0.62%	5.44%	8.538	72.04	100.00%	0.00%	72.04	0.00%	0.00%	110,299.17	0.00%	N/A
	0.0%	0.00%	5.54%	83.43%	11.03%	0.00%	1.95%	84.65%	1.95%	13.40%	7.898	70.25	100.00%	0.00%	70.25	0.00%	0.00%	127,932.52	0.00%	N/A
	0.0%	0.00%	8.43%	77.96%	13.62%	0.00%	5.15%	79.98%	0.62%	19.40%	7.426	71.02	100.00%	0.00%	71.02	0.00%	0.00%	144,562.42	0.00%	N/A
	0.0%	0.00%	4.80%	80.71%	14.49%	0.00%	2.47%	80.39%	0.79%	18.81%	7.246	71.49	100.00%	0.00%	71.49	0.00%	0.00%	139,799.60	0.00%	N/A
	0.0%	0.00%	8.51%	78.24%	13.25%	0.00%	7.19%	76.57%	2.06%	21.38%	6.932	73.73	100.00%	0.00%	73.73	0.00%	0.00%	159,869.73	0.00%	N/A
	0.0%	0.00%	8.77%	78.30%	12.94%	0.00%	8.33%	78.49%	0.61%	20.90%	6.769	74.5	100.00%	0.00%	74.5	0.00%	0.00%	171,222.75	0.00%	N/A
	0.0%	0.00%	8.60%	79.38%	12.02%	0.00%	7.92%	72.30%	1.86%	25.83%	6.681	77.39	100.00%	0.00%	77.39	0.00%	0.00%	185,221.80	0.00%	N/A
	0.0%	0.00%	11.96%	75.94%	12.10%	0.00%	12.52%	66.07%	2.34%	31.59%	6.522	76.14	100.00%	0.00%	76.14	0.00%	0.00%	193,707.65	0.00%	N/A
	0.0%	0.00%	13.11%	73.14%	13.75%	0.00%	12.41%	65.04%	1.80%	33.16%	6.501	77.05	100.00%	0.00%	77.05	0.00%	0.00%	197,877.73	0.00%	N/A
	0.0%	0.00%	16.00%	70.59%	13.41%	0.00%	13.11%	61.95%	1.78%	36.27%	6.415	77.2	100.00%	0.00%	77.2	0.00%	0.00%	222,987.37	0.00%	N/A
	0.0%	0.00%	17.87%	67.41%	14.71%	0.00%	11.05%	58.94%	0.20%	40.86%	6.436	78.47	100.00%	0.00%	78.47	0.00%	0.00%	235,736.43	0.00%	N/A
	0.0%	0.00%	17.59%	73.79%	8.62%	0.00%	8.27%	64.08%	1.82%	34.11%	6.326	77.88	100.00%	0.00%	77.88	0.00%	0.00%	253,363.43	0.00%	N/A
	0.0%	0.00%	16.51%	60.22%	23.27%	0.00%	6.26%	66.14%	2.18%	31.68%	6.231	75.98	100.00%	0.00%	75.98	0.00%	0.00%	248,756.99	0.00%	N/A
	0.0%	0.00%	39.76%	56.29%	3.95%	0.00%	11.17%	64.40%	2.06%	33.54%	6.504	74.25	100.00%	0.00%	74.25	0.00%	0.00%	229,620.73	0.00%	N/A
	0.00%	**0.00%**	**11.64%**	**75.57%**	**12.79%**	**0.00%**	**9.08%**	**71.00%**	**1.56%**	**27.44%**	**6.732**	75.54	**100.00%**	**0.00%**	75.54	**0.00%**	**0.00%**	**182,009.45**	**0.00%**	N/A

	T	U	V	W	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL	AM	AN
42																					
43																					
44																					
45																					
46																					
47																					
48																					
49																					
50																					
51																					
52																					
53																					
54																					
55																					
56																					
57																					
58																					
59																					
60																					
61																					
62																					
63																					
64																					
65																					
66																					
67																					
68																					
69																					
70																					
71																					
72																					
73																					
74																					
75																					
76																					
77																					
78																					
79																					
80																					
81																					
82																					

	T	U	V	W	X	Y	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL	AM	AN
83																					
84																					
85																					
86																					
87																					

that it will not distribute or provide the material to any other
y, from time to time, have long or short positions in, and buy and
ior information regarding such assets. Any information in the

	AO	AP	AQ	AR	AS
7	Coverage %	W.A. LTV	WAC	W.A. FICO	
8	for Loans	of Loans	of Loans	of Loans	
9	With MI	with MI	with MI	with MI	
10					
11	N/A	N/A	N/A	N/A	
12	N/A	N/A	N/A	N/A	
13	N/A	N/A	N/A	N/A	
14	N/A	N/A	N/A	N/A	
15	N/A	N/A	N/A	N/A	
16	N/A	N/A	N/A	N/A	
17	N/A	N/A	N/A	N/A	
18	N/A	N/A	N/A	N/A	
19	N/A	N/A	N/A	N/A	
20	N/A	N/A	N/A	N/A	
21	N/A	N/A	N/A	N/A	
22	N/A	N/A	N/A	N/A	
23	N/A	N/A	N/A	N/A	
24	N/A	N/A	N/A	N/A	
25	N/A	N/A	N/A	N/A	
26	N/A	N/A	N/A	N/A	

NCHET 2005-A

Banc of America Securities

		% of pool	average LTV	LTV above 80%	LTV above 90%	% full doc	% owner occ	avg wac	% below 100k	% above 500k	% IO	avg DTI	DTI > 45%
A	FICO below 600	22.72%	72.21	22.03	1.13	80.04	96.33	7.316	19.91	2.32	0.00	39.77	38.59
	FICO below 580	12.86%	71.21	21.24	0.44	83.23	96.32	7.611	23.90	0.90	0.00	39.71	38.70
	FICO below 560	8.11%	71.10	20.48	0.00	83.82	96.58	7.792	25.40	0.00	0.00	40.13	37.22

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	avg wac	% below 100k	% above 500k	% IO	avg DTI	DTI > 45%	LTV above 80%	LTV above 90%
B	LTV above 85%	20.41%	90.95	9.36	3.46	76.36	90.05	6.961	10.18	7.33	0.00	40.52	39.70	100.00	26.63
	LTV above 90%	5.43%	95.09	4.72	0.85	72.27	98.27	7.213	11.71	1.91	0.00	40.74	36.89	100.00	100.00
	LTV above 95%	0.52%	99.82	0.00	0.00	83.65	100.00	7.959	11.61	0.00	0.00	42.92	51.14	100.00	100.00

		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	avg wac	% below 100k	% above 500k	% IO	avg DTI	DTI > 45%	LTV above 80%	LTV above 90%
C	DTI > 40%	57.59%	76.32	21.48	11.13	71.86	93.98	6.693	8.04	7.78	0.00	46.61	64.50	36.82	5.95
	DTI > 45%	37.14%	76.52	22.38	11.83	74.04	94.14	6.685	7.86	8.05	0.00	48.84	100.00	37.97	5.40
	DTI > 50%	9.27%	69.52	27.70	15.83	82.56	95.64	6.527	6.56	6.64	0.00	52.61	100.00	18.65	3.04

D		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	avg wac	% below 100k	% above 500k	% IO	avg DTI	DTI > 45%	LTV > 80%	LTV > 90%
	Non Owner Occ	5.51%	76.74	11.10	6.28	57.60	0.00	7.463	24.61	3.45	0.00	38.52	34.17	47.95	1.56
	Reduced Docs	29.00%	73.40	15.63	7.09	0.00	90.38	6.953	8.98	10.01	0.00	39.48	33.25	28.21	5.19
	Loans below 100k	10.94%	75.21	41.32	26.68	76.19	87.24	7.529	100.00	0.00	0.00	36.52	26.68	31.64	5.82
	IO Loans	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Loans	Balance ($)	% Balance	Rate (%)	Remaing Term (months)	LTV	Score
LOS ANGELES	90	23,879,720.95	2.41	6.512	347	67.92	657
MIAMI	86	15,003,065.99	1.52	6.937	350	74.97	627
BROOKLYN	40	13,642,441.88	1.38	6.551	351	73.97	652
HOUSTON	126	11,793,015.41	1.19	7.288	305	78.40	612
LAS VEGAS	42	8,690,105.60	0.88	6.661	351	74.56	641
HONOLULU	25	8,060,299.30	0.81	6.286	347	74.88	644
SAN DIEGO	22	6,890,381.01	0.70	6.228	341	69.44	679
CHICAGO	42	6,673,696.95	0.67	6.771	350	74.45	632
BRONX	22	6,403,792.29	0.65	6.694	354	79.97	677
BAKERSFIELD	33	6,028,332.11	0.61	6.625	344	75.40	646
Other	4907	882,156,519.70	89.18	6.740	345	75.78	639
Total:	5435	989,221,371.19	100	6.732	345	75.54	640

I What % of pool are LTV above 90% and stated doc, IO, FICO below 600 or NOO?

LTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% Reduced Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
LTV > 90	301	53,745,385.13	5.43%	7.213	27.73%	0.00%	1.58%	4.72%

J What is max LTv fo stated income and minimum FICO for stated income?

Max LTV for Stated Documentation:	100.00
Min Fico for Stated Documentation:	501

K What is min FICO for loans above 90% LTV

Min Fico for ltv greater than 90:	560

L Seasoning hisotry - any over 3m? 19 loan, total $3,597,636.21

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

	A	B	C	D
1	**Deal Name**	NCHET 2005-A		
2	****Please fill in over this generic data**			
3		**ARM**	**FRM**	**Total/Avg.**
4	**Percentage Bal.**		100.00%	100.00%
5	**Deal Balance**	-	$989,221,371.19	$989,221,371.19
6	**WAM**		345	345
7	**WALA**		1	1
8	**WAC**		6.732%	6.732%
9	**CLTV (incl silent 2nds)**		77.21%	77.21%
10	**Loan Balance**		$182,009.45	$182,009.45
11	**Non-Full Doc %**		29.00%	29.00%
12	**DTI**		40.16%	40.16%
13	**IO %**		0.00%	0.00%
14	**Second Lien %**		0.00%	0.00%
15	**Silent Seconds %**		9.08%	9.08%
16	**FICO**		640	640
17	W.A 1st quartile		562	562
18	W.A. 2nd quartile		612	612
19	W.A. 3rd quartile		646	646
20	W.A 4rth quartile		705	705
21	**Property Type**	100.00%	100.00%	
22	Single Family %		76.01%	76.01%
23	PUD %		10.67%	10.67%
24	2-4 Unit %		8.19%	8.19%
25	MH %		0.03%	0.03%
26	**Occupancy Type**		100.00%	100.00%
27	Owner Occupied		93.49%	93.49%
28	2nd Home		1.00%	1.00%
29	Investor Prop.		5.51%	5.51%
30	**Loan Purpose**		100.00%	100.00%
31	Purchase		11.64%	11.64%
32	Cash-Out		75.57%	75.57%
33	Rate/Term refinance		12.79%	12.79%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A

Top 10 MSAs based on Principal Balance as of Cut-off Date

Top 10 MSA*	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Los Angeles, CA	716	$195,750,436.93	19.79%	$273,394.46	6.344%	71.38%	655
New York, NY	458	130,570,488.94	13.20	285,088.40	6.614	74.40	644
Honolulu, HI	109	33,717,142.01	3.41	309,331.58	6.308	76.76	654
Washington, DC	141	33,551,151.73	3.39	237,951.43	6.641	74.54	633
Miami, FL	186	31,283,220.81	3.16	168,189.36	6.907	73.47	629
Boston, MA	101	26,633,343.61	2.69	263,696.47	6.516	72.89	648
Philadelphia, PA	143	22,976,128.25	2.32	160,672.23	6.819	78.79	637
San Francisco, CA	57	22,086,324.33	2.23	387,479.37	6.373	71.62	652
Houston, TX	224	21,934,947.99	2.22	97,923.87	7.338	79.21	612
Dallas, TX	197	21,605,656.75	2.18	109,673.38	7.124	78.56	617
Other	3,103	449,112,529.84	45.40	144,734.94	6.940	77.67	633
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

* There are 533 loans with no MSA designation

	A	B	C	D	E	F	G	H
1	NCHET 2005-A				Banc of America Securities			
2	Loans with Silent Seconds							
3								
4	Scheduled Princial Balance	$89,795,279.79						
5	Number of Mortgage Loans	541						
6	Avg. Loan Balance	$165,980.18						
7	W.A. Gross Coupon	6.786%						
8	W.A. Net Coupon	6.285%						
9	W.A. FICO	653						
10	W.A. Orig. LTV	78.70%						
11	W.A. Orig LTV w/ Silent Seconds	97.07%						
12	W.A. Rem. Term	354 months						
13	W.A. Orig. Term	355 months						
14								
15	Fixed Rate Mortgage	100.00%						
16	Adjustable Rate Mortgage	0.00%						
17	Fully Amortizing Mortgage	100.00%						
18	Balloon Loans	0.00%						
19	Single Family	71.82%						
20	Primary Residence	98.54%						
21								
22								
23	Product Type							
24								
25	Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
26	15 YR FIXED	7	$1,362,000.00	1.52%	$194,571.43	6.669%	76.69%	665
27	20 YR FIXED	10	1,693,407.97	1.89	169,340.80	6.440	76.85	675
28	25 YR FIXED	1	263,500.00	0.29	263,500.00	6.300	85.00	662
29	30 YR FIXED	523	86,476,371.82	96.3	165,346.79	6.796	78.74	653
30	Total:	541	$89,795,279.79	100.00%	$165,980.18	6.786%	78.70%	653
31								
32								
33								
34								
35								
36	Current Mortgage Rate							
37								
38	Current Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
39	5.500% to 5.999%	66	$16,728,392.89	18.63%	$253,460.50	5.889%	76.61%	677

	A	B	C	D	E	F	G	H
1	**NCHET 2005-A**				**Banc of America Securities**			
2	**Loans with Silent Seconds**							
40	6.000% to 6.499%	99	19,380,801.91	21.58	195,765.68	6.243	78.94	659
41	6.500% to 6.999%	139	23,394,592.72	26.05	168,306.42	6.741	79.19	655
42	7.000% to 7.499%	96	13,586,294.39	15.13	141,523.90	7.218	79.04	637
43	7.500% to 7.999%	76	9,809,068.73	10.92	129,066.69	7.684	78.62	647
44	8.000% to 8.499%	38	4,521,652.59	5.04	118,990.86	8.209	79.85	627
45	8.500% to 8.999%	15	1,602,595.00	1.78	106,839.67	8.743	81.66	599
46	9.000% to 9.499%	4	260,154.00	0.29	65,038.50	9.129	85.49	580
47	9.500% to 9.999%	4	242,111.69	0.27	60,527.92	9.737	84.98	542
48	10.000% to 10.499%	2	119,000.00	0.13	59,500.00	10.135	85.00	560
49	10.500% to 10.999%	2	150,615.87	0.17	75,307.94	10.869	83.07	541
50	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
51								
52								
53								
54								

	A	B	C	D	E	F	G	H
1	**NCHET 2005-A**				**Banc of America Securities**			
2	**Loans with Silent Seconds**							
55								
56	**Statistical Cut-Off Balance**							
57								
58	**Statistical Cut-Off Balance**	**Number of Loans**	**Unpaid Principal Balance**	**% of Pool by Principal Balance**	**Avg Principal Balance**	**Wtd. Avg. Gross Coupon**	**Wtd. Avg. Original LTV**	**Wtd. Avg. Credit Score**
59	$1 to $50,000	1	$47,420.35	0.05%	$47,420.35	6.650%	80.00%	634
60	$50,001 to $100,000	128	10,456,317.05	11.64	81,689.98	7.445	79.49	626
61	$100,001 to $150,000	201	24,627,704.41	27.43	122,525.89	7.035	79.55	645
62	$150,001 to $200,000	78	13,626,513.13	15.18	174,698.89	6.838	79.23	653
63	$200,001 to $250,000	40	8,901,621.03	9.91	222,540.53	6.788	77.66	656
64	$250,001 to $300,000	37	10,184,729.13	11.34	275,262.95	6.444	77.82	661
65	$300,001 to $350,000	24	7,773,145.06	8.66	323,881.04	6.481	79.48	662
66	$350,001 to $400,000	15	5,717,623.19	6.37	381,174.88	6.258	77.60	668
67	$400,001 to $450,000	5	2,132,312.93	2.37	426,462.59	6.326	80.00	672
68	$450,001 to $500,000	4	1,971,939.81	2.20	492,984.95	5.996	79.51	659
69	$500,001 to $550,000	6	3,097,128.58	3.45	516,188.10	6.202	77.05	682
70	$550,001 to $600,000	1	599,483.41	0.67	599,483.41	6.750	80.00	780
71	$650,001 to $700,000	1	659,341.71	0.73	659,341.71	5.990	50.77	684
72	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
73								
74								
75								
76								
77								
78	**Statistical Original Balance**							
79								
80	**Statistical Original Balance**	**Number of Loans**	**Unpaid Principal Balance**	**% of Pool by Principal Balance**	**Avg Principal Balance**	**Wtd. Avg. Gross Coupon**	**Wtd. Avg. Original LTV**	**Wtd. Avg. Credit Score**
81	$1 to $50,000	1	$47,420.35	0.05%	$47,420.35	6.650%	80.00%	634
82	$50,001 to $100,000	128	10,456,317.05	11.64	81,689.98	7.445	79.49	626
83	$100,001 to $150,000	201	24,627,704.41	27.43	122,525.89	7.035	79.55	645
84	$150,001 to $200,000	78	13,626,513.13	15.18	174,698.89	6.838	79.23	653
85	$200,001 to $250,000	39	8,651,732.87	9.63	221,839.30	6.815	77.59	654
86	$250,001 to $300,000	38	10,434,617.29	11.62	274,595.19	6.430	77.88	662
87	$300,001 to $350,000	24	7,773,145.06	8.66	323,881.04	6.481	79.48	662
88	$350,001 to $400,000	15	5,717,623.19	6.37	381,174.88	6.258	77.60	668
89	$400,001 to $450,000	5	2,132,312.93	2.37	426,462.59	6.326	80.00	672
90	$450,001 to $500,000	4	1,971,939.81	2.20	492,984.95	5.996	79.51	659
91	$500,001 to $550,000	6	3,097,128.58	3.45	516,188.10	6.202	77.05	682
92	$550,001 to $600,000	1	599,483.41	0.67	599,483.41	6.750	80.00	780

	A	B	C	D	E	F	G	H
1	**NCHET 2005-A**				Banc of America Securities			
2	**Loans with Silent Seconds**							
93	$650,001 to $700,000	1	659,341.71	0.73	659,341.71	5.990	50.77	684
94	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
95								
96								
97								
98								
99								
100	**Credit Grade**							
101								
102	**Credit Grade**	**Number of Loans**	**Unpaid Principal Balance**	**% of Pool by Principal Balance**	**Avg Principal Balance**	**Wtd. Avg. Gross Coupon**	**Wtd. Avg. Original LTV**	**Wtd. Avg. Credit Score**
103	AA	510	$84,610,799.65	94.23%	$165,903.53	6.797%	78.85%	654
104	A-	3	671,443.63	0.75	223,814.54	6.599	78.31	600
105	A+	24	3,900,828.85	4.34	162,534.54	6.639	77.61	641
106	B	3	512,207.66	0.57	170,735.89	6.255	69.58	613
107	C-	1	100,000.00	0.11	100,000.00	7.000	43.29	584
108	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
109								
110								

NCHET 2005-A

Banc of America Securities

Loans with Silent Seconds

Remaining Term

Remaining Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
169 to 180	7	$1,362,000.00	1.52%	$194,571.43	6.669%	76.69%	665
229 to 240	10	1,693,407.97	1.89	169,340.80	6.440	76.85	675
289 to 300	1	263,500.00	0.29	263,500.00	6.300	85.00	662
349 to 360	523	86,476,371.82	96.30	165,346.79	6.796	78.74	653
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

Original Term

Original Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
180	7	$1,362,000.00	1.52%	$194,571.43	6.669%	76.69%	665
240	10	1,693,407.97	1.89	169,340.80	6.440	76.85	675
300	1	263,500.00	0.29	263,500.00	6.300	85.00	662
360	523	86,476,371.82	96.30	165,346.79	6.796	78.74	653
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

Original LTV

Original Combined LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
30.00% <=	1	$116,915.74	0.13%	$116,915.74	7.650%	20.00%	755

	A	B	C	D	E	F	G	H
1	**NCHET 2005-A**				Banc of America Securities			
2	**Loans with Silent Seconds**							
144	40.01% to 45.00%	2	498,583.42	0.56	249,291.71	6.001	42.98	642
145	45.01% to 50.00%	2	410,000.00	0.46	205,000.00	7.033	47.41	639
146	50.01% to 55.00%	1	659,341.71	0.73	659,341.71	5.990	50.77	684
147	55.01% to 60.00%	7	1,639,279.83	1.83	234,182.83	6.090	58.48	631
148	60.01% to 65.00%	6	998,605.96	1.11	166,434.33	6.245	63.05	635
149	65.01% to 70.00%	8	1,708,028.56	1.90	213,503.57	6.989	68.54	633
150	70.01% to 75.00%	20	2,281,239.44	2.54	114,061.97	7.000	73.51	624
151	75.01% to 80.00%	449	74,662,140.04	83.15	166,285.39	6.779	79.89	658
152	80.01% to 85.00%	35	5,962,633.48	6.64	170,360.96	6.919	84.44	626
153	85.01% to 90.00%	8	674,349.88	0.75	84,293.74	8.522	90.00	584
154	90.01% to 95.00%	2	184,161.73	0.21	92,080.87	7.639	94.09	626
155	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
156								
157								
158								
159								

NCHET 2005-A

Banc of America Securities

Loans with Silent Seconds

Original Combined LTV with Silent Seconds

Original Combined LTV with Silent Seconds	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
50.01% to 55.00%	2	$310,000.00	0.35%	$155,000.00	7.237%	45.58%	579
55.01% to 60.00%	1	659,341.71	0.73	659,341.71	5.990	50.77	684
60.01% to 65.00%	2	688,004.58	0.77	344,002.29	5.855	49.25	611
65.01% to 70.00%	4	975,258.73	1.09	243,814.68	6.014	58.21	647
70.01% to 75.00%	4	660,109.96	0.74	165,027.49	6.383	59.94	662
75.01% to 80.00%	11	2,086,716.93	2.32	189,701.54	6.708	64.02	621
80.01% to 85.00%	5	1,559,658.44	1.74	311,931.69	6.657	74.55	658
85.01% to 90.00%	12	2,265,710.47	2.52	188,809.21	6.672	77.01	627
90.01% to 95.00%	42	6,694,608.31	7.46	159,395.44	7.191	80.76	635
95.01% to 100.00%	458	73,895,870.66	82.29	161,344.70	6.785	80.16	657
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

State or Territory

State or Territory	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
California	47	$14,012,045.47	15.60%	$298,128.63	6.360%	75.81%	671
Texas	100	11,560,941.27	12.87	115,609.41	7.081	80.24	631
Florida	62	9,043,426.29	10.07	145,861.71	6.915	79.46	657
Hawaii	20	6,220,726.19	6.93	311,036.31	6.344	79.42	676
New York	25	6,013,200.96	6.70	240,528.04	6.730	79.10	661
New Jersey	16	3,951,890.68	4.40	246,993.17	6.708	76.82	648
Washington	17	3,011,409.50	3.35	177,141.74	6.488	80.19	638
Colorado	13	2,616,012.79	2.91	201,231.75	6.530	78.95	665
Maryland	10	2,441,602.78	2.72	244,160.28	6.512	78.41	669
Oregon	18	2,412,035.31	2.69	134,001.96	6.809	79.71	671
Pennsylvania	15	2,401,828.97	2.67	160,121.93	6.612	81.64	654
Tennessee	21	2,295,238.50	2.56	109,297.07	7.246	80.36	636

NCHET 2005-A

Banc of America Securities

Loans with Silent Seconds

	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Arizona	17	2,256,995.22	2.51	132,764.42	6.557	79.77	658
Georgia	15	1,961,431.13	2.18	130,762.08	7.191	80.76	637
Indiana	12	1,518,568.65	1.69	126,547.39	7.092	80.30	645
Other	133	18,077,926.08	20.13	135,924.26	7.095	78.11	643
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

Occupancy

Occupancy	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Primary Residence	533	$88,485,738.78	98.54%	$166,014.52	6.779%	78.78%	653
Second Home	5	664,000.00	0.74	132,800.00	7.844	80.00	689
Investment Property	3	645,541.01	0.72	215,180.34	6.707	66.09	657
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

	A	B	C	D	E	F	G	H
1	**NCHET 2005-A**				Banc of America Securities			
2	**Loans with Silent Seconds**							
215								
216								
217								
218	**Property Type**							
219								
220	**Property Type**	**Number of Loans**	**Unpaid Principal Balance**	**% of Pool by Principal Balance**	**Avg Principal Balance**	**Wtd. Avg. Gross Coupon**	**Wtd. Avg. Original LTV**	**Wtd. Avg. Credit Score**
221	Single Family	405	$64,493,779.14	71.82%	$159,243.90	6.825%	78.22%	650
222	PUD Detached	84	14,163,780.75	15.77	168,616.44	6.706	79.66	653
223	Condominium	31	6,301,407.10	7.02	203,271.20	6.612	80.11	668
224	Two- to four- family units	10	2,749,122.69	3.06	274,912.27	6.734	80.25	691
225	PUD Attached	11	2,087,190.11	2.32	189,744.56	6.719	80.58	663
226	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
227								
228								
229								
230								
231								
232	**Loan Purpose**							
233								
234	**Loan Purpose**	**Number of Loans**	**Unpaid Principal Balance**	**% of Pool by Principal Balance**	**Avg Principal Balance**	**Wtd. Avg. Gross Coupon**	**Wtd. Avg. Original LTV**	**Wtd. Avg. Credit Score**
235	Purchase	313	$46,696,338.67	52.00%	$149,189.58	6.978%	80.08%	657
236	Refinance-Rate/Term	148	27,438,428.85	30.56	185,394.79	6.572	79.06	652
237	Refinance-Cashout	80	15,660,512.27	17.44	195,756.40	6.588	73.93	645
238	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
239								
240								
241								
242								
243								
244	**Documentation**							
245								
246	**Documentation**	**Number of Loans**	**Unpaid Principal Balance**	**% of Pool by Principal Balance**	**Avg Principal Balance**	**Wtd. Avg. Gross Coupon**	**Wtd. Avg. Original LTV**	**Wtd. Avg. Credit Score**
247	Full Documentation	404	$65,360,013.86	72.79%	$161,782.21	6.641%	78.97%	645

	A	B	C	D	E	F	G	H
1	**NCHET 2005-A**				**Banc of America Securities**			
2	**Loans with Silent Seconds**							
248	Stated Documentation	135	23,989,135.23	26.72	177,697.30	7.193	77.88	674
249	Limited Documentation	2	446,130.70	0.50	223,065.35	6.142	82.65	721
250	**Total:**	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**
251								
252								

NCHET 2005-A

Banc of America Securities

Loans with Silent Seconds

FICO Score

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
500 to 519	3	$246,114.88	0.27%	$82,038.29	8.542%	79.62%	516
520 to 539	6	439,153.39	0.49	73,192.23	8.875	82.02	535
540 to 559	20	2,272,736.36	2.53	113,636.82	7.963	74.99	551
560 to 579	8	1,045,918.92	1.16	130,739.87	7.282	73.33	570
580 to 599	55	6,737,757.90	7.50	122,504.69	7.329	79.42	590
600 to 619	69	10,550,308.35	11.75	152,903.02	6.787	79.63	611
620 to 639	80	12,596,956.04	14.03	157,461.95	6.860	79.83	630
640 to 659	99	17,915,412.08	19.95	180,963.76	6.730	78.45	649
660 to 679	79	13,680,439.38	15.24	173,170.12	6.638	78.43	669
680 to 699	56	10,637,102.55	11.85	189,948.26	6.538	77.67	687
700 to 719	30	6,277,807.52	6.99	209,260.25	6.573	78.93	708
720 to 739	16	2,844,813.48	3.17	177,800.84	6.307	79.32	729
740 to 759	9	1,704,206.44	1.90	189,356.27	6.591	76.58	750
760 to 779	7	1,714,829.09	1.91	244,975.58	6.525	79.32	769
780 to 799	3	1,006,123.41	1.12	335,374.47	6.752	80.00	783
800 to 819	1	125,600.00	0.14	125,600.00	6.990	80.00	807
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

LIEN

LIEN	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1	541	$89,795,279.79	100.00%	$165,980.18	6.786%	78.70%	653
Total:	**541**	**$89,795,279.79**	**100.00%**	**$165,980.18**	**6.786%**	**78.70%**	**653**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	5	$1,043,122.42	0.35%	37.25%	5.410%	670	67.18%	285	284	1
5.501% to 6.000%	436	124,007,589.49	41.74	41.51	5.910	669	71.17	352	351	1
6.001% to 6.500%	286	78,340,306.30	26.37	40.89	6.294	652	71.15	349	349	1
6.501% to 7.000%	240	62,129,514.59	20.91	40.60	6.786	640	72.87	349	348	1
7.001% to 7.500%	80	17,348,500.52	5.84	41.85	7.259	622	73.29	349	348	1
7.501% to 8.000%	49	10,325,215.83	3.48	41.58	7.787	622	71.66	355	355	0
8.001% to 8.500%	11	1,869,704.41	0.63	40.84	8.353	608	61.68	360	360	0
8.501% to 9.000%	11	1,977,323.15	0.67	40.52	8.797	582	76.62	308	307	0
9.001% to 9.500%	1	78,960.31	0.03	24.76	9.400	559	54.48	360	359	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	10	$944,859.38	0.32%	32.44%	6.770%	627	17.80%	360	359	1
20.01% to 30.00%	16	1,665,797.08	0.56	41.75	6.288	648	26.00	324	324	0
30.01% to 40.00%	45	8,242,227.55	2.77	39.01	6.582	655	36.10	326	325	1
40.01% to 50.00%	110	20,361,125.33	6.85	40.03	6.447	646	45.80	327	327	1
50.01% to 60.00%	144	34,704,150.93	11.68	38.87	6.281	643	55.38	345	344	1
60.01% to 70.00%	225	56,011,942.78	18.85	40.27	6.310	643	65.73	351	350	1
70.01% to 80.00%	303	89,486,876.40	30.12	41.97	6.371	654	76.98	354	354	1
80.01% to 90.00%	237	76,469,937.34	25.74	42.45	6.390	665	86.61	355	354	1
90.01% to 100.00%	29	9,233,320.23	3.11	41.58	6.587	672	94.63	358	357	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A California Loans

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	1	$49,958.20	0.02%	21.26%	6.900%	609	13.16%	360	359	1
$50,001 to $100,000	62	5,151,955.11	1.73	36.64	6.819	632	52.29	300	299	1
$100,001 to $150,000	136	17,498,694.78	5.89	37.67	6.630	631	59.01	325	324	1
$150,001 to $200,000	199	35,676,352.90	12.01	38.62	6.476	640	62.87	342	341	1
$200,001 to $250,000	194	43,922,138.10	14.78	41.02	6.474	635	69.18	350	350	1
$250,001 to $300,000	158	43,305,680.02	14.58	41.37	6.282	652	71.60	355	355	1
$300,001 to $350,000	131	42,699,074.82	14.37	40.66	6.365	661	74.45	353	353	1
$350,001 to $400,000	83	31,342,701.47	10.55	43.67	6.299	660	76.77	352	351	1
$400,001 to $450,000	58	24,754,488.84	8.33	43.15	6.264	666	76.62	355	354	1
$450,001 to $500,000	39	18,547,961.14	6.24	43.32	6.255	659	80.78	360	359	1
$500,001 to $550,000	18	9,330,987.97	3.14	43.44	6.398	671	82.04	360	359	1
$550,001 to $600,000	22	12,627,658.47	4.25	42.20	6.206	688	78.26	352	351	1
$600,001 to $650,000	8	5,054,029.44	1.70	40.79	6.341	676	73.51	360	360	0
$650,001 to $700,000	6	4,087,240.73	1.38	39.93	6.132	664	60.80	360	359	1
$700,001 to $750,000	1	750,000.00	0.25	38.94	5.990	694	75.00	360	360	0
$750,001 to $800,000	2	1,518,000.00	0.51	44.87	6.497	637	85.43	360	360	0
$800,001 or greater	1	803,315.03	0.27	30.93	5.750	781	68.22	360	358	2
Total:	1,119	$297,120,237.02	100.00%	41.15%	6.372%	653	71.62%	350	349	1

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	2	$205,500.00	0.07%	35.93%	6.850%	641	48.92%	120	120	0
169 to 180	65	10,927,013.95	3.68	38.22	6.506	640	60.33	180	179	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A	California Loans									
229 to 240	39	7,793,676.63	2.62	40.91	6.302	643	59.23	240	239	1
289 to 300	2	480,000.00	0.16	35.03	6.208	657	77.24	300	300	0
349 to 360	1,011	277,714,046.44	93.47	41.29	6.369	654	72.42	360	359	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	2	$205,500.00	0.07%	35.93%	6.850%	641	48.92%	120	120	0
169 to 180	65	10,927,013.95	3.68	38.22	6.506	640	60.33	180	179	1
229 to 240	39	7,793,676.63	2.62	40.91	6.302	643	59.23	240	239	1
289 to 300	2	480,000.00	0.16	35.03	6.208	657	77.24	300	300	0
349 to 360	1,011	277,714,046.44	93.47	41.29	6.369	654	72.42	360	359	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 520	9	$1,617,904.36	0.54%	42.57%	8.069%	517	63.41%	360	360	0
521 to 540	24	5,116,342.44	1.72	43.10	7.116	531	60.65	328	328	0
541 to 560	45	9,383,402.12	3.16	42.28	6.982	552	64.15	347	346	0
561 to 580	42	9,474,294.09	3.19	39.91	6.791	571	64.67	347	346	0
581 to 600	97	23,445,221.44	7.89	41.63	6.574	590	70.34	350	350	1
601 to 620	137	33,114,097.18	11.15	41.72	6.412	611	68.12	346	346	1
621 to 640	155	40,379,697.70	13.59	41.56	6.430	629	73.24	351	350	1
641 to 660	163	44,627,516.57	15.02	41.16	6.217	650	72.52	350	349	1
661 to 680	155	40,190,211.55	13.53	41.61	6.245	670	72.98	351	350	1
681 to 700	112	33,704,604.08	11.34	39.63	6.206	691	73.12	349	348	1
701 to 720	73	22,343,623.48	7.52	41.91	6.261	710	77.41	353	352	1
721 to 740	41	12,817,343.40	4.31	40.83	6.146	729	74.47	355	354	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

741 to 760	27	9,400,682.20	3.16	40.99	6.094	751	71.38	355	354	1
761 to 780	23	6,914,457.30	2.33	39.57	6.575	770	76.08	349	349	1
781 to 800	11	3,278,141.11	1.10	35.37	6.030	788	60.11	360	359	1
801 to 820	5	1,312,698.00	0.44	35.85	7.006	807	58.73	360	360	0
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	932	$240,650,646.89	80.99%	40.96%	6.362%	650	71.45%	349	348	1
Two- to four- family units	84	24,231,531.61	8.16	40.80	6.672	681	68.06	353	352	1
Condominium	55	16,263,089.13	5.47	42.25	6.235	663	76.97	356	355	1
PUD Detached	43	14,736,439.19	4.96	43.13	6.141	656	74.58	352	351	1
PUD Attached	5	1,238,530.20	0.42	47.65	6.997	575	68.10	360	359	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	1,029	$276,135,469.24	92.94%	41.28%	6.332%	651	71.71%	350	350	1
Investment Property	81	18,054,620.42	6.08	39.26	6.996	679	69.66	344	343	1
Second Home	9	2,930,147.36	0.99	40.96	6.375	716	75.44	360	360	0
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A California Loans

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	768	$201,967,693.53	67.98%	41.68%	6.295%	649	72.76%	351	350	1
Stated Documentation	332	90,113,129.31	30.33	40.58	6.561	663	68.94	349	348	1
Limited Documentation	19	5,039,414.18	1.70	30.19	6.097	661	73.98	343	341	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	964	$252,259,077.81	84.90%	41.14%	6.361%	649	70.68%	349	348	1
Purchase	86	25,203,514.99	8.48	40.65	6.597	688	77.95	358	357	1
Refinance-Rate/Term	69	19,657,644.22	6.62	41.94	6.234	658	75.56	352	351	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10 YR FIXED	2	$205,500.00	0.07%	35.93%	6.850%	641	48.92%	120	120	0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A	California Loans									
15 YR FIXED	65	10,927,013.95	3.68	38.22	6.506	640	60.33	180	179	1
20 YR FIXED	39	7,793,676.63	2.62	40.91	6.302	643	59.23	240	239	1
25 YR FIXED	2	480,000.00	0.16	35.03	6.208	657	77.24	300	300	0
30 YR FIXED	1,011	277,714,046.44	93.47	41.29	6.369	654	72.42	360	359	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,119	$297,120,237.02	100.00%	41.15%	6.372%	653	71.62%	350	349	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	11	$3,393,574.95	1.14%	36.48%	6.657%	643	66.81%	350	348	2
12	4	1,054,498.32	0.35	41.14	7.394	632	80.49	344	344	0
24	9	2,426,363.91	0.82	39.24	6.997	622	73.87	360	359	1
36	1,095	290,245,799.84	97.69	41.22	6.360	654	71.62	350	349	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **California Loans**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	1,119	$297,120,237.02	100.00%	41.15%	6.372%	653	71.62%	350	349	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0.01 - 5.00	3	$689,159.17	0.23%	3.79%	6.368%	667	73.80%	321	320	1
5.01 - 10.00	2	594,064.90	0.20	6.39	6.089	677	61.84	360	358	2
10.01 - 15.00	9	1,486,377.56	0.50	13.29	6.562	659	69.70	349	348	0
15.01 - 20.00	19	3,597,202.78	1.21	17.61	6.329	662	65.75	331	330	1
20.01 - 25.00	40	8,736,053.22	2.94	22.74	6.241	662	62.83	351	350	1
25.01 - 30.00	84	18,602,893.28	6.26	27.50	6.381	655	67.72	349	348	1
30.01 - 35.00	135	33,924,355.17	11.42	32.69	6.381	661	70.57	343	342	1
35.01 - 40.00	180	47,388,479.38	15.95	37.65	6.398	651	70.93	350	349	1
40.01 - 45.00	225	61,114,278.89	20.57	42.42	6.390	654	72.29	350	350	1
45.01 - 50.00	292	85,067,206.64	28.63	47.65	6.368	652	75.39	353	352	1
50.01 - 55.00	130	35,920,166.03	12.09	52.55	6.340	645	68.39	351	350	1
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**41.15%**	**6.372%**	**653**	**71.62%**	**350**	**349**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Florida Loans

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.501% to 6.000%	91	$16,520,214.77	16.77%	40.50%	5.926%	653	73.78%	347	346	1
6.001% to 6.500%	123	20,372,451.11	20.69	40.77	6.300	638	74.91	355	354	1
6.501% to 7.000%	135	19,598,917.80	19.90	39.55	6.809	626	74.37	350	350	0
7.001% to 7.500%	110	15,460,770.07	15.70	39.42	7.283	613	77.31	351	351	1
7.501% to 8.000%	114	15,119,548.66	15.35	39.48	7.758	609	77.95	346	346	0
8.001% to 8.500%	41	4,476,006.53	4.54	37.02	8.265	584	78.98	354	354	1
8.501% to 9.000%	36	3,971,400.78	4.03	38.18	8.719	593	77.23	355	355	0
9.001% to 9.500%	11	1,176,676.93	1.19	39.48	9.252	573	73.86	339	338	1
9.501% to 10.000%	7	1,457,565.64	1.48	43.76	9.712	587	89.03	360	360	0
10.001% to 10.500%	3	277,600.00	0.28	40.54	10.327	512	75.08	360	360	0
10.501% to 11.000%	1	55,230.08	0.06	49.40	10.950	553	65.00	360	359	1
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0.01% to 10.00%	1	$50,000.00	0.05%	54.50%	6.880%	563	8.33%	360	360	0
10.01% to 20.00%	3	212,452.04	0.22	26.69	7.677	581	19.20	360	360	0
20.01% to 30.00%	5	398,479.90	0.40	38.03	6.792	605	25.89	310	309	1
30.01% to 40.00%	12	1,342,835.98	1.36	34.49	7.300	627	34.27	343	342	1
40.01% to 50.00%	24	3,172,095.92	3.22	37.98	6.603	634	45.71	329	328	1
50.01% to 60.00%	53	6,408,170.27	6.51	38.78	6.889	607	56.07	348	348	1
60.01% to 70.00%	115	15,414,097.73	15.65	38.26	6.879	607	66.04	344	344	0
70.01% to 80.00%	242	37,015,699.46	37.58	40.80	6.948	623	77.36	352	352	0
80.01% to 90.00%	190	30,075,982.40	30.54	40.05	7.094	631	86.83	354	353	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent *that it is accurate or complete* and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof *(including options)*. *This material may be filed with the Securities and Exchange Commission* (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Florida Loans**

A	B	C	D	E	F	G	H	I	J	K
90.01% to 100.00%	27	4,396,568.67	4.46	40.83	7.632	659	95.42	360	360	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to sell or the solicitation of any offer to buy* any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. *Information contained in this material is current as of the date appearing on this material only.* Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Florida Loans**

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	10	$500,000.00	0.51%	31.09%	8.071%	575	47.17%	312	312	0
$50,001 to $100,000	167	13,385,357.58	13.59	36.93	7.452	604	70.05	342	342	0
$100,001 to $150,000	243	30,312,593.12	30.78	39.25	7.054	621	75.40	347	347	1
$150,001 to $200,000	145	24,891,776.31	25.27	40.03	6.936	629	75.85	357	357	0
$200,001 to $250,000	49	10,974,542.70	11.14	40.76	6.930	627	78.75	357	356	1
$250,001 to $300,000	31	8,523,695.82	8.65	43.59	6.614	622	79.69	354	354	0
$300,001 to $350,000	14	4,521,966.88	4.59	40.40	6.628	657	79.32	360	359	1
$350,001 to $400,000	6	2,262,337.68	2.30	43.04	7.156	638	87.52	360	360	0
$400,001 to $450,000	5	2,157,500.00	2.19	38.04	6.610	636	81.82	298	298	0
$450,001 to $500,000	2	956,612.28	0.97	47.97	6.911	598	69.26	360	360	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	28	$3,443,271.64	3.50%	38.24%	7.084%	619	67.94%	180	180	0
229 to 240	22	2,618,497.86	2.66	40.60	6.669	651	71.12	240	239	1
349 to 360	622	92,424,612.87	93.85	39.87	7.010	623	76.36	360	360	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

	A	B	C	D	E	F	G	H	I	J	K	L

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short *positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC")* and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Florida Loans**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	28	$3,443,271.64	3.50%	38.24%	7.084%	619	67.94%	180	180	0
229 to 240	22	2,618,497.86	2.66	40.60	6.669	651	71.12	240	239	1
349 to 360	622	92,424,612.87	93.85	39.87	7.010	623	76.36	360	360	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
481 to 500	1	$121,600.00	0.12%	30.54%	10.150%	500	80.00%	360	360	0
501 to 520	20	2,402,116.30	2.44	44.92	8.295	515	70.69	351	351	0
521 to 540	30	3,705,338.87	3.76	42.20	7.764	532	69.16	360	359	1
541 to 560	68	9,356,840.76	9.50	40.62	7.673	553	73.76	343	343	1
561 to 580	55	6,688,064.40	6.79	34.32	7.326	570	70.33	354	353	0
581 to 600	89	12,888,625.57	13.09	40.01	7.065	590	76.33	353	353	0
601 to 620	91	12,615,116.05	12.81	39.15	6.929	610	75.79	352	351	0
621 to 640	85	13,841,874.27	14.05	41.30	6.666	630	77.36	349	348	0
641 to 660	83	12,975,903.79	13.18	40.29	6.746	649	77.10	351	350	1
661 to 680	61	8,800,006.73	8.94	38.93	6.830	670	79.23	354	353	0
681 to 700	34	5,746,206.22	5.83	41.98	6.746	688	79.06	353	352	1
701 to 720	27	4,235,694.41	4.30	39.66	6.639	710	75.90	346	346	0
721 to 740	7	1,468,744.11	1.49	38.29	6.287	730	74.37	302	302	0
741 to 760	11	1,752,670.28	1.78	37.07	6.469	750	73.96	353	352	1
761 to 780	7	1,189,580.61	1.21	39.60	6.541	771	83.48	360	360	0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

	A	B	C	D	E	F	G	H	I	J	K	L
11	**NCHET 2005-A**	**Florida Loans**										
130	781 to 800	3	698,000.00	0.71	30.37	7.712	789	84.94	360	360	0	
131	**Total:**	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**	
132												
133												

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Florida Loans**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	456	$65,428,710.31	66.43%	40.03%	7.006%	619	75.77%	350	349	0
PUD Detached	105	18,944,072.61	19.24	39.45	6.878	626	76.32	352	352	0
Condominium	69	8,368,124.02	8.50	39.93	6.913	645	75.97	352	352	0
PUD Attached	24	2,929,366.00	2.97	41.38	7.343	629	79.13	356	356	0
Two- to four- family units	18	2,816,109.43	2.86	35.82	7.699	640	73.59	352	352	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	621	$91,912,480.46	93.33%	40.01%	6.942%	622	75.70%	350	350	0
Investment Property	40	4,507,106.42	4.58	34.34	7.973	645	78.02	352	352	0
Second Home	11	2,066,795.49	2.10	43.78	7.621	640	81.32	360	360	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Florida Loans**

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	491	$71,806,399.27	72.91%	40.10%	6.891%	616	76.56%	351	351	0
Stated Documentation	173	25,105,062.62	25.49	38.85	7.357	643	73.99	348	348	0
Limited Documentation	8	1,574,920.48	1.60	43.30	6.479	669	78.06	360	359	1
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	510	$74,724,972.71	75.87%	39.95%	6.987%	616	74.73%	349	349	0
Purchase	87	12,161,346.39	12.35	39.90	7.430	662	82.47	360	360	0
Refinance-Rate/Term	75	11,600,063.27	11.78	39.00	6.663	632	76.79	349	348	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Florida Loans**

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15 YR FIXED	28	$3,443,271.64	3.50%	38.24%	7.084%	619	67.94%	180	180	0
20 YR FIXED	22	2,618,497.86	2.66	40.60	6.669	651	71.12	240	239	1
30 YR FIXED	622	92,424,612.87	93.85	39.87	7.010	623	76.36	360	360	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	672	$98,486,382.37	100.00%	39.83%	7.003%	623	75.93%	351	350	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	5	$813,210.45	0.83%	36.91%	7.679%	640	73.93%	360	359	1
12	3	400,000.00	0.41	45.33	7.491	642	76.58	360	360	0
24	5	762,390.03	0.77	33.89	7.056	605	76.62	360	360	0
36	659	96,510,781.89	97.99	39.88	6.995	623	75.94	350	350	0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

A	B	C	D	E	F	G	H	I	J	K	L
NCHET 2005-A	Florida Loans										
Total:	672	$98,486,382.37	100.00%	39.83%	7.003%	623	75.93%	351	350	0	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Florida Loans

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Florida	672	$98,486,382.37	100.00%	39.83%	7.003%	623	75.93%	351	350	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
<= 0.00	1	$100,400.00	0.10%	0.00%	8.400%	751	80.00%	360	360	0
5.01 - 10.00	1	82,500.00	0.08	9.44	6.900	552	64.96	360	360	0
10.01 - 15.00	7	684,239.40	0.69	13.63	7.353	607	72.78	347	347	0
15.01 - 20.00	17	1,974,416.02	2.00	17.51	6.909	621	71.04	355	354	1
20.01 - 25.00	52	6,111,288.35	6.21	22.76	7.114	623	70.93	352	352	1
25.01 - 30.00	58	7,934,281.39	8.06	27.79	7.006	630	73.64	353	353	0
30.01 - 35.00	75	10,608,251.83	10.77	32.53	6.997	621	74.76	345	345	1
35.01 - 40.00	106	15,945,271.64	16.19	37.51	7.074	625	76.56	349	348	0
40.01 - 45.00	121	17,711,069.14	17.98	42.52	6.889	633	76.94	345	345	1
45.01 - 50.00	175	28,461,866.16	28.90	47.46	7.044	623	79.81	355	355	0
50.01 - 55.00	59	8,872,798.44	9.01	52.73	6.883	602	68.57	351	350	0
Total:	**672**	**$98,486,382.37**	**100.00%**	**39.83%**	**7.003%**	**623**	**75.93%**	**351**	**350**	**0**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A New York Loans

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$424,067.49	0.45%	49.97%	5.500%	745	85.00%	360	358	2
5.501% to 6.000%	84	26,695,798.15	28.28	44.10	5.931	663	73.23	355	354	1
6.001% to 6.500%	80	23,752,286.93	25.16	42.65	6.326	638	71.60	348	347	0
6.501% to 7.000%	99	27,529,289.12	29.16	43.19	6.781	650	75.98	353	353	0
7.001% to 7.500%	38	8,637,884.88	9.15	42.17	7.271	629	76.72	352	352	0
7.501% to 8.000%	20	3,297,551.23	3.49	37.66	7.808	634	73.71	355	355	0
8.001% to 8.500%	13	2,465,872.83	2.61	43.04	8.176	659	78.83	342	342	1
8.501% to 9.000%	9	971,715.23	1.03	37.94	8.779	633	72.82	347	347	0
9.001% to 9.500%	7	567,192.86	0.60	24.29	9.369	623	81.19	317	317	0
9.501% to 10.000%	1	50,277.84	0.05	14.28	9.950	654	90.00	180	179	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	2	$155,000.00	0.16%	34.74%	7.252%	600	15.61%	302	302	0
20.01% to 30.00%	5	864,573.25	0.92	31.30	6.546	602	24.84	270	270	0
30.01% to 40.00%	13	1,999,379.90	2.12	37.98	6.828	604	35.35	343	342	1
40.01% to 50.00%	27	5,796,688.41	6.14	41.43	6.525	620	45.26	344	343	1
50.01% to 60.00%	30	6,788,542.91	7.19	44.02	6.436	629	56.21	341	340	1
60.01% to 70.00%	54	14,735,809.14	15.61	42.82	6.475	644	66.05	353	353	0
70.01% to 80.00%	102	30,215,156.77	32.01	42.97	6.513	646	77.22	355	354	0
80.01% to 90.00%	105	30,551,477.57	32.37	43.49	6.659	664	86.68	355	354	1
90.01% to 100.00%	14	3,285,308.61	3.48	43.02	7.015	682	94.80	352	352	0
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	2	$100,000.00	0.11%	26.77%	8.950%	592	47.17%	270	270	0
$50,001 to $100,000	39	2,832,222.37	3.00	35.29	7.523	621	76.84	324	324	0
$100,001 to $150,000	40	4,965,586.60	5.26	37.82	7.285	619	64.86	342	341	0
$150,001 to $200,000	47	8,303,295.86	8.80	40.27	6.725	623	60.83	347	346	1
$200,001 to $250,000	41	9,524,990.52	10.09	43.72	6.483	646	65.29	357	357	0
$250,001 to $300,000	46	12,731,230.36	13.49	43.68	6.438	645	71.69	345	344	0
$300,001 to $350,000	40	13,080,787.65	13.86	40.09	6.520	648	76.13	354	353	1
$350,001 to $400,000	45	16,865,497.82	17.87	44.32	6.387	657	80.28	349	349	1
$400,001 to $450,000	18	7,667,236.69	8.12	46.08	6.596	673	82.15	360	360	0
$450,001 to $500,000	16	7,684,436.39	8.14	45.68	6.438	659	79.49	360	359	1
$500,001 to $550,000	5	2,663,837.75	2.82	41.17	6.020	664	79.01	360	359	1
$550,001 to $600,000	9	5,196,436.29	5.51	45.45	6.863	654	81.82	360	359	1
$600,001 to $650,000	3	1,903,250.00	2.02	42.37	6.706	660	75.61	360	360	0
$800,001 or greater	1	873,128.26	0.93	54.82	5.990	673	58.27	360	359	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	15	$2,410,058.05	2.55%	39.95%	6.928%	626	68.42%	180	180	0
229 to 240	15	2,966,101.52	3.14	38.12	6.624	658	55.97	240	239	1
349 to 360	322	89,015,776.99	94.30	43.11	6.564	649	74.98	360	359	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A New York Loans

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	15	$2,410,058.05	2.55%	39.95%	6.928%	626	68.42%	180	180	0
229 to 240	15	2,966,101.52	3.14	38.12	6.624	658	55.97	240	239	1
349 to 360	322	89,015,776.99	94.30	43.11	6.564	649	74.98	360	359	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 520	2	$255,114.22	0.27%	32.60%	8.871%	505	60.21%	255	254	1
521 to 540	7	1,372,134.36	1.45	40.99	7.274	531	62.42	353	353	0
541 to 560	12	2,557,863.21	2.71	40.61	6.689	555	61.57	347	347	0
561 to 580	20	3,731,147.20	3.95	42.41	6.749	571	64.03	346	345	0
581 to 600	36	9,159,835.49	9.70	41.80	6.645	593	68.64	352	351	0
601 to 620	48	12,106,698.20	12.83	41.75	6.607	610	70.51	348	347	1
621 to 640	62	17,352,945.30	18.38	44.38	6.485	631	76.74	356	356	0
641 to 660	50	12,041,063.05	12.76	42.34	6.608	652	74.20	350	349	0
661 to 680	47	12,461,037.45	13.20	43.73	6.587	671	74.08	353	353	0
681 to 700	20	6,965,635.42	7.38	44.40	6.369	689	79.75	350	350	1
701 to 720	15	5,333,800.65	5.65	43.94	6.535	711	78.21	360	359	1
721 to 740	15	4,992,304.10	5.29	40.25	6.672	729	82.06	350	350	1
741 to 760	9	3,328,065.93	3.53	44.35	6.158	750	78.27	360	359	1
761 to 780	7	2,179,000.00	2.31	41.27	6.485	773	85.42	354	354	0
781 to 800	2	555,291.98	0.59	45.34	7.074	786	86.47	282	282	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

A	B	C	D	E	F	G	H	I	J	K
Total:	352	$94,391,936.56	100.00%	42.87%	6.575%	649	74.21%	352	351	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. *This material is not to be construed as an offer to sell or the solicitation of any offer to buy* any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	252	$63,412,322.09	67.18%	42.60%	6.562%	644	73.19%	350	349	1
Two- to four- family units	87	27,813,019.44	29.47	43.70	6.550	659	76.46	355	355	0
Condominium	13	3,166,595.03	3.35	40.98	7.062	654	74.99	352	351	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	325	$88,939,965.55	94.22%	43.16%	6.521%	647	74.04%	352	351	0
Investment Property	26	5,217,971.01	5.53	37.76	7.498	677	77.87	346	345	1
Second Home	1	234,000.00	0.25	46.39	6.600	672	57.21	360	360	0
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	218	$55,613,138.17	58.92%	43.33%	6.424%	641	75.30%	353	352	1
Stated Documentation	133	38,570,798.39	40.86	42.16	6.797	660	72.62	350	349	0
Limited Documentation	1	208,000.00	0.22	48.90	6.100	602	80.00	360	360	0
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	279	$75,145,730.55	79.61%	42.79%	6.510%	644	72.89%	350	349	1
Purchase	53	13,384,543.59	14.18	42.79	7.066	679	79.74	358	358	0
Refinance-Rate/Term	20	5,861,662.42	6.21	44.02	6.298	636	78.55	359	358	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15 YR FIXED	15	$2,410,058.05	2.55%	39.95%	6.928%	626	68.42%	180	180	0
20 YR FIXED	15	2,966,101.52	3.14	38.12	6.624	658	55.97	240	239	1
30 YR FIXED	322	89,015,776.99	94.30	43.11	6.564	649	74.98	360	359	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	352	$94,391,936.56	100.00%	42.87%	6.575%	649	74.21%	352	351	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	14	$4,311,091.42	4.57%	42.81%	5.998%	667	72.80%	358	357	2
12	338	90,080,845.14	95.43	42.87	6.603	648	74.28	351	351	0
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
New York	352	$94,391,936.56	100.00%	42.87%	6.575%	649	74.21%	352	351	1
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
<= 0.00	1	$432,000.00	0.46%	0.00%	6.450%	636	80.00%	360	360	0
5.01 - 10.00	2	209,880.00	0.22	9.35	9.450	707	90.00	360	360	0
10.01 - 15.00	3	319,427.84	0.34	13.67	7.287	628	74.43	332	332	0
15.01 - 20.00	5	813,000.00	0.86	17.97	6.691	629	40.51	292	292	0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New York Loans**

A	B	C	D	E	F	G	H	I	J	K
20.01 - 25.00	9	1,196,458.33	1.27	23.10	7.222	614	67.00	340	339	1
25.01 - 30.00	21	4,953,716.29	5.25	27.60	6.562	629	73.29	346	346	1
30.01 - 35.00	33	6,242,124.18	6.61	32.84	6.842	644	73.98	342	341	0
35.01 - 40.00	41	10,762,919.92	11.40	37.37	6.610	659	68.20	349	349	0
40.01 - 45.00	85	22,020,214.92	23.33	42.40	6.534	650	73.66	354	353	1
45.01 - 50.00	113	36,456,918.11	38.62	47.39	6.585	654	79.94	355	354	0
50.01 - 55.00	39	10,985,276.97	11.64	52.27	6.298	635	65.50	353	352	0
Total:	**352**	**$94,391,936.56**	**100.00%**	**42.87%**	**6.575%**	**649**	**74.21%**	**352**	**351**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Texas Loans**

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$146,824.51	0.18%	43.50%	5.500%	630	79.82%	360	357	3
5.501% to 6.000%	68	8,227,717.33	9.99	38.21	5.934	656	75.52	305	304	1
6.001% to 6.500%	113	12,782,576.37	15.52	38.52	6.297	638	78.69	306	305	1
6.501% to 7.000%	178	18,219,527.17	22.11	38.07	6.791	626	77.78	316	315	1
7.001% to 7.500%	129	13,659,699.09	16.58	39.84	7.287	612	80.17	319	319	1
7.501% to 8.000%	108	11,273,890.51	13.68	38.72	7.782	602	79.31	323	322	1
8.001% to 8.500%	75	6,517,376.35	7.91	40.02	8.235	589	79.54	323	323	1
8.501% to 9.000%	71	6,021,976.69	7.31	37.56	8.746	567	80.99	332	331	1
9.001% to 9.500%	29	2,294,553.43	2.79	39.16	9.243	546	78.57	315	315	0
9.501% to 10.000%	27	1,901,029.11	2.31	35.35	9.749	574	79.26	320	319	0
10.001% to 10.500%	10	724,085.10	0.88	38.12	10.213	525	75.74	343	342	1
10.501% to 11.000%	9	618,895.60	0.75	40.56	10.813	526	76.27	326	325	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	1	$50,000.00	0.06%	54.93%	6.075%	645	14.71%	360	360	0
20.01% to 30.00%	2	200,485.96	0.24	44.30	6.584	715	26.80	292	291	1
30.01% to 40.00%	2	205,237.98	0.25	41.80	6.957	644	36.05	296	295	1
40.01% to 50.00%	14	1,193,176.88	1.45	36.23	6.660	629	47.06	300	300	0
50.01% to 60.00%	26	2,026,033.04	2.46	37.12	7.286	607	55.33	252	252	0
60.01% to 70.00%	74	6,513,904.27	7.91	36.24	7.082	614	67.05	286	285	1
70.01% to 80.00%	521	52,754,548.77	64.03	38.66	7.334	610	78.69	320	319	1
80.01% to 90.00%	147	15,596,620.69	18.93	40.15	7.325	615	86.57	326	326	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A — **Texas Loans**

A	B	C	D	E	F	G	H	I	J	K
90.01% to 100.00%	31	3,848,143.67	4.67	37.37	7.342	635	94.71	335	334	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Texas Loans

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	41	$2,021,931.13	2.45%	34.02%	7.986%	587	69.08%	278	278	0
$50,001 to $100,000	459	33,706,360.83	40.91	37.89	7.553	603	77.71	300	300	1
$100,001 to $150,000	222	26,614,998.83	32.30	39.60	7.185	616	80.09	324	324	1
$150,001 to $200,000	64	10,954,088.28	13.30	38.66	7.068	628	78.96	342	341	1
$200,001 to $250,000	15	3,329,821.54	4.04	42.49	6.784	629	79.58	345	344	0
$250,001 to $300,000	9	2,428,158.16	2.95	41.03	6.902	627	85.33	347	346	1
$300,001 to $350,000	2	619,214.11	0.75	37.60	6.709	633	77.55	360	359	1
$350,001 to $400,000	3	1,136,690.69	1.38	36.64	6.280	635	75.12	321	320	2
$400,001 to $450,000	1	419,454.81	0.51	21.04	5.990	613	80.00	360	357	3
$550,001 to $600,000	2	1,157,432.88	1.40	39.96	7.549	621	77.41	273	272	2
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	16	$1,065,764.97	1.29%	43.60%	7.697%	605	68.99%	120	120	0
169 to 180	123	10,572,346.12	12.83	38.98	7.104	618	74.90	180	179	1
229 to 240	124	11,291,991.38	13.71	36.78	7.121	616	78.66	240	239	1
289 to 300	7	658,219.17	0.80	38.59	6.248	653	76.82	300	299	1
349 to 360	548	58,799,829.62	71.37	38.86	7.372	611	79.59	360	359	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Texas Loans**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Texas Loans**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	16	$1,065,764.97	1.29%	43.60%	7.697%	605	68.99%	120	120	0
169 to 180	123	10,572,346.12	12.83	38.98	7.104	618	74.90	180	179	1
229 to 240	124	11,291,991.38	13.71	36.78	7.121	616	78.66	240	239	1
289 to 300	7	658,219.17	0.80	38.59	6.248	653	76.82	300	299	1
349 to 360	548	58,799,829.62	71.37	38.86	7.372	611	79.59	360	359	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
481 to 500	3	$205,167.60	0.25%	37.92%	9.348%	500	79.03%	290	289	1
501 to 520	38	2,923,782.75	3.55	38.87	9.097	510	76.83	309	308	1
521 to 540	59	5,025,755.11	6.10	40.74	8.634	531	77.69	321	321	0
541 to 560	64	5,761,939.90	6.99	39.38	7.912	552	78.78	315	314	1
561 to 580	92	8,285,678.74	10.06	36.72	7.729	570	77.83	328	327	1
581 to 600	117	11,679,102.12	14.18	38.95	7.325	591	78.85	315	314	1
601 to 620	104	11,114,153.00	13.49	37.52	7.091	610	79.83	322	321	1
621 to 640	115	13,354,795.43	16.21	38.97	6.901	631	79.80	319	318	1
641 to 660	95	10,411,687.92	12.64	38.13	6.938	649	78.32	320	319	1
661 to 680	49	5,165,662.75	6.27	40.73	6.634	669	76.78	307	306	1
681 to 700	36	3,639,495.46	4.42	39.73	6.527	690	77.52	290	290	1
701 to 720	22	2,301,863.41	2.79	35.58	6.800	709	79.21	294	294	1
721 to 740	13	1,426,417.55	1.73	41.65	6.939	731	85.78	325	324	1
741 to 760	6	701,114.82	0.85	39.53	6.613	751	76.22	360	359	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A	Texas Loans									
761 to 780	3	216,006.74	0.26	40.56	7.560	773	82.75	270	269	1
781 to 800	1	100,042.00	0.12	24.24	6.800	783	85.00	360	357	3
801 to 820	1	75,485.96	0.09	30.63	6.225	809	23.03	180	178	2
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Texas Loans**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	609	$57,349,101.71	69.61%	38.11%	7.360%	610	78.27%	312	311	1
PUD Detached	185	22,895,511.59	27.79	40.03	7.101	620	80.05	331	330	1
Two- to four- family units	12	1,160,353.56	1.41	39.41	8.089	609	79.56	293	292	1
Condominium	10	787,684.40	0.96	37.47	7.564	623	69.37	330	329	1
PUD Attached	2	195,500.00	0.24	36.37	6.634	656	79.80	332	332	0
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	744	$76,213,475.60	92.51%	38.57%	7.291%	610	78.54%	317	316	1
Investment Property	66	5,079,356.90	6.17	40.11	7.584	646	84.07	311	310	1
Second Home	8	1,095,318.76	1.33	37.44	6.512	657	65.12	351	350	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Texas Loans

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	598	$59,519,304.10	72.24%	38.84%	7.162%	608	78.50%	320	320	1
Stated Documentation	210	21,222,237.15	25.76	37.96	7.734	627	78.98	306	305	1
Limited Documentation	10	1,646,610.01	2.00	40.55	6.612	625	82.63	333	332	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	460	$42,410,234.59	51.48%	38.51%	7.482%	608	76.37%	306	305	1
Refinance-Rate/Term	205	22,861,270.02	27.75	38.83	6.976	613	81.29	311	310	1
Purchase	153	17,116,646.65	20.78	38.75	7.274	626	81.05	352	352	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Texas Loans

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10 YR FIXED	16	$1,065,764.97	1.29%	43.60%	7.697%	605	68.99%	120	120	0
15 YR FIXED	123	10,572,346.12	12.83	38.98	7.104	618	74.90	180	179	1
20 YR FIXED	124	11,291,991.38	13.71	36.78	7.121	616	78.66	240	239	1
25 YR FIXED	7	658,219.17	0.80	38.59	6.248	653	76.82	300	299	1
30 YR FIXED	548	58,799,829.62	71.37	38.86	7.372	611	79.59	360	359	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	818	$82,388,151.26	100.00%	38.65%	7.298%	613	78.70%	317	316	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

13. Prepayment Penalty Term

	Number of Mortgage	Aggregate Principal	Percent of Loans by Principal	W.A.	W.A. Gross	W.A. Credit	W.A. Combined Original	W.A. Original Term to	W.A. Remaining Term to	W.A. Loan

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Texas Loans**

Prepayment Penalty Term	Loans	Balance	Balance	DTI	Coupon	Score	LTV	Maturity	Maturity	Age
0	438	$40,725,988.62	49.43%	38.27%	7.489%	606	75.98%	306	305	1
12	1	172,000.00	0.21	28.17	8.100	586	80.00	360	360	0
24	13	1,525,906.01	1.85	33.43	7.248	633	78.57	360	359	1
36	366	39,964,256.63	48.51	39.28	7.102	620	81.49	326	325	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Texas Loans

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Texas	818	$82,388,151.26	100.00%	38.65%	7.298%	613	78.70%	317	316	1
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0.01 - 5.00	1	$57,600.00	0.07%	4.01%	7.300%	606	80.00%	180	180	0
5.01 - 10.00	1	168,300.00	0.20	9.41	6.525	609	90.00	360	360	0
10.01 - 15.00	10	702,624.78	0.85	12.78	7.279	619	78.55	322	322	0
15.01 - 20.00	30	2,754,913.63	3.34	17.07	6.987	621	74.46	291	290	1
20.01 - 25.00	51	4,873,759.57	5.92	22.51	7.461	605	77.31	312	311	1
25.01 - 30.00	79	7,243,674.77	8.79	27.75	7.373	598	78.15	328	327	1
30.01 - 35.00	110	10,419,197.80	12.65	32.50	7.292	623	78.94	315	314	1
35.01 - 40.00	131	14,292,642.48	17.35	37.74	7.280	614	79.35	324	323	1
40.01 - 45.00	152	15,935,833.94	19.34	42.74	7.289	614	78.88	315	314	1
45.01 - 50.00	202	20,460,975.96	24.83	47.41	7.378	613	79.79	319	318	1
50.01 - 55.00	51	5,478,628.33	6.65	52.27	7.027	612	75.77	303	302	0
Total:	**818**	**$82,388,151.26**	**100.00%**	**38.65%**	**7.298%**	**613**	**78.70%**	**317**	**316**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.501% to 6.000%	31	$8,612,350.10	15.87%	39.64%	5.929%	655	73.77%	343	342	1
6.001% to 6.500%	51	12,144,083.52	22.37	40.67	6.305	646	75.98	341	340	1
6.501% to 7.000%	75	16,917,586.67	31.16	41.31	6.786	629	75.73	351	349	1
7.001% to 7.500%	37	7,272,269.14	13.40	41.17	7.274	616	79.32	351	350	1
7.501% to 8.000%	25	5,681,177.01	10.47	43.16	7.795	621	79.56	357	356	1
8.001% to 8.500%	11	1,889,455.17	3.48	42.47	8.283	603	79.85	345	344	0
8.501% to 9.000%	6	1,072,390.95	1.98	37.97	8.864	597	75.00	360	359	1
9.001% to 9.500%	1	129,000.00	0.24	25.39	9.050	580	75.00	180	180	0
9.501% to 10.000%	2	429,295.60	0.79	47.69	9.658	626	91.40	360	359	1
10.001% to 10.500%	1	136,940.04	0.25	23.79	10.050	637	59.57	360	359	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	2	$125,425.00	0.23%	27.65%	6.560%	708	15.42%	120	120	0
20.01% to 30.00%	5	548,542.08	1.01	46.24	7.378	594	28.27	309	309	0
30.01% to 40.00%	5	896,445.38	1.65	35.68	6.667	612	36.66	360	360	0
40.01% to 50.00%	9	1,557,056.65	2.87	44.10	6.546	618	46.28	345	344	1
50.01% to 60.00%	17	2,941,001.71	5.42	41.49	6.809	614	57.31	355	354	1
60.01% to 70.00%	43	9,086,268.53	16.74	39.52	6.760	605	66.11	358	357	1
70.01% to 80.00%	74	17,979,780.48	33.12	40.48	6.713	631	77.43	342	341	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

A	B	C	D	E	F	G	H	I	J	K
NCHET 2005-A	**New Jersey Loans**									
80.01% to 90.00%	69	17,033,124.16	31.38	41.75	6.892	650	87.04	348	347	1
90.01% to 100.00%	16	4,116,904.21	7.58	43.06	7.505	658	94.74	352	351	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	1	$50,000.00	0.09%	18.55%	6.350%	811	11.90%	120	120	0
$50,001 to $100,000	21	1,819,815.59	3.35	37.78	6.943	608	52.71	325	324	1
$100,001 to $150,000	48	6,115,644.37	11.27	40.33	7.152	617	71.64	331	330	1
$150,001 to $200,000	45	7,983,522.54	14.71	41.05	7.189	618	73.33	347	346	1
$200,001 to $250,000	41	9,345,242.45	17.22	40.40	6.962	621	79.59	352	351	1
$250,001 to $300,000	34	9,327,123.02	17.18	44.67	6.592	644	79.31	335	334	1
$300,001 to $350,000	19	6,133,201.77	11.30	41.13	6.672	637	82.30	357	356	1
$350,001 to $400,000	17	6,450,399.04	11.88	36.49	6.707	648	81.06	360	359	1
$400,001 to $450,000	3	1,266,832.10	2.33	38.52	6.305	668	85.96	360	359	1
$450,001 to $500,000	4	1,895,581.53	3.49	44.57	6.605	645	71.10	360	360	0
$500,001 to $550,000	4	2,075,578.58	3.82	40.46	6.415	645	74.75	360	359	1
$550,001 to $600,000	2	1,182,756.28	2.18	48.18	7.317	671	81.25	360	358	2
$600,001 to $650,000	1	638,850.93	1.18	41.83	6.550	624	47.41	360	358	2
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	2	$125,425.00	0.23%	27.65%	6.560%	708	15.42%	120	120	0
169 to 180	11	1,667,086.97	3.07	40.39	6.752	652	76.32	180	179	1
229 to 240	14	2,639,691.03	4.86	45.06	6.612	639	76.75	240	239	1
289 to 300	2	574,278.96	1.06	35.41	6.107	705	71.34	300	299	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

A	B	C	D	E	F	G	H	I	J	K
349 to 360	211	49,278,066.24	90.78	40.92	6.868	631	76.78	360	359	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	2	$125,425.00	0.23%	27.65%	6.560%	708	15.42%	120	120	0
169 to 180	11	1,667,086.97	3.07	40.39	6.752	652	76.32	180	179	1
229 to 240	14	2,639,691.03	4.86	45.06	6.612	639	76.75	240	239	1
289 to 300	2	574,278.96	1.06	35.41	6.107	705	71.34	300	299	1
349 to 360	211	49,278,066.24	90.78	40.92	6.868	631	76.78	360	359	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 520	2	$296,414.06	0.55%	46.68%	8.729%	513	70.23%	360	359	1
521 to 540	4	939,788.24	1.73	37.00	7.526	526	66.41	360	360	0
541 to 560	10	1,790,178.81	3.30	44.09	7.243	553	67.56	360	359	1
561 to 580	28	4,346,094.71	8.01	41.83	7.405	569	64.57	342	341	1
581 to 600	24	5,632,335.25	10.38	40.16	6.678	594	73.81	351	350	1
601 to 620	37	8,125,382.82	14.97	42.94	6.901	612	77.37	351	350	1
621 to 640	42	9,642,354.94	17.76	40.62	6.921	631	75.50	350	349	1
641 to 660	43	10,669,724.85	19.66	40.90	6.664	650	79.76	348	348	1
661 to 680	22	5,825,588.28	10.73	41.27	6.638	670	79.26	344	343	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof *(including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with* the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

A	B	C	D	E	F	G	H	I	J	K
681 to 700	10	2,220,853.72	4.09	35.20	6.583	687	83.94	352	352	1
701 to 720	12	3,158,840.85	5.82	41.26	6.770	710	81.34	334	332	2
721 to 740	3	863,802.27	1.59	43.03	6.416	732	87.32	301	300	0
741 to 760	1	314,689.40	0.58	34.05	6.050	754	90.00	360	359	1
761 to 780	1	408,500.00	0.75	40.50	6.625	775	95.00	360	360	0
801 to 820	1	50,000.00	0.09	18.55	6.350	811	11.90	120	120	0
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	191	$44,251,684.98	81.52%	41.03%	6.796%	630	76.35%	347	347	1
Two- to four- family units	27	6,749,048.54	12.43	41.40	7.054	642	79.16	353	352	1
Condominium	20	2,898,910.80	5.34	40.33	7.138	648	73.50	334	333	1
PUD Attached	1	241,521.51	0.44	37.61	5.990	652	85.00	360	357	3
PUD Detached	1	143,382.37	0.26	41.43	7.000	567	70.00	360	359	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	226	$50,996,448.37	93.94%	41.02%	6.783%	631	76.31%	347	347	1
Investment Property	12	3,038,525.34	5.60	41.30	7.819	667	82.13	349	348	1
Second Home	2	249,574.49	0.46	38.34	7.281	665	61.53	318	316	2
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	179	$38,766,668.12	71.41%	41.29%	6.711%	628	77.12%	345	345	1
Stated Documentation	57	13,884,007.24	25.58	41.22	7.276	644	76.46	352	350	1
Limited Documentation	4	1,633,872.84	3.01	32.98	6.295	645	64.35	360	359	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	201	$44,434,357.23	81.85%	40.68%	6.819%	627	75.27%	346	345	1
Purchase	18	5,080,404.79	9.36	43.98	7.007	674	85.68	360	359	1
Refinance-Rate/Term	21	4,769,786.18	8.79	41.03	6.894	644	78.94	347	346	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10 YR FIXED	2	$125,425.00	0.23%	27.65%	6.560%	708	15.42%	120	120	0
15 YR FIXED	11	1,667,086.97	3.07	40.39	6.752	652	76.32	180	179	1
20 YR FIXED	14	2,639,691.03	4.86	45.06	6.612	639	76.75	240	239	1
25 YR FIXED	2	574,278.96	1.06	35.41	6.107	705	71.34	300	299	1
30 YR FIXED	211	49,278,066.24	90.78	40.92	6.868	631	76.78	360	359	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	240	$54,284,548.20	100.00%	41.02%	6.843%	633	76.57%	347	347	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

13. Prepayment Penalty Term

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **New Jersey Loans**

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	240	$54,284,548.20	100.00%	41.02%	6.84%	633	76.57%	347	347	1
Total:	**240**	**$54,284,548.20**	**100.00%**	**41.02%**	**6.843%**	**633**	**76.57%**	**347**	**347**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A New Jersey Loans

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
New Jersey	240	$54,284,548.20	100.00%	41.02%	6.843%	633	76.57%	347	347	1
Total:	240	$54,284,548.20	100.00%	41.02%	6.843%	633	76.57%	347	347	1

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.01 - 10.00	2	$486,620.25	0.90%	7.97%	7.311%	658	78.48%	360	359	1
10.01 - 15.00	1	156,351.34	0.29	12.91	6.250	710	64.00	360	357	3
15.01 - 20.00	3	605,000.00	1.11	17.14	6.246	674	58.14	340	340	0
20.01 - 25.00	6	1,356,820.82	2.50	22.92	6.938	641	70.95	360	360	0
25.01 - 30.00	19	3,890,052.73	7.17	27.59	6.777	624	73.43	343	342	1
30.01 - 35.00	26	5,577,170.61	10.27	32.54	6.698	636	78.19	346	345	1
35.01 - 40.00	42	9,135,116.04	16.83	37.56	6.708	626	76.68	348	347	1
40.01 - 45.00	49	11,276,764.84	20.77	42.60	6.845	642	74.87	350	349	1
45.01 - 50.00	66	16,268,342.01	29.97	47.64	7.046	632	80.76	347	346	1
50.01 - 55.00	26	5,532,309.56	10.19	52.79	6.675	619	71.68	342	342	1
Total:	240	$54,284,548.20	100.00%	41.02%	6.843%	633	76.57%	347	347	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	1	$333,542.84	2.16%	19.28%	5.300%	699	80.00%	180	178	2
5.501% to 6.000%	20	4,861,439.01	31.42	32.89	5.878	683	75.98	351	350	1
6.001% to 6.500%	15	3,769,022.39	24.36	36.30	6.272	645	72.52	353	352	1
6.501% to 7.000%	21	4,018,109.77	25.97	37.49	6.711	615	75.43	346	345	1
7.001% to 7.500%	6	1,005,277.76	6.50	35.46	7.361	631	83.28	360	359	1
7.501% to 8.000%	6	784,947.39	5.07	28.04	7.754	612	81.15	302	301	1
8.001% to 8.500%	3	374,209.95	2.42	41.11	8.213	605	92.15	360	358	2
8.501% to 9.000%	2	179,727.62	1.16	32.48	8.750	676	86.50	306	305	1
9.001% to 9.500%	1	62,831.74	0.41	46.80	9.050	551	85.00	360	358	2
9.501% to 10.000%	1	85,000.00	0.55	22.75	9.925	502	85.00	360	360	0
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01% to 20.00%	1	$75,000.00	0.48%	25.30%	6.500%	642	20.00%	360	360	0
30.01% to 40.00%	3	418,102.90	2.70	30.10	6.366	680	37.66	296	295	1
40.01% to 50.00%	3	964,407.23	6.23	33.30	6.462	663	46.62	334	332	2
50.01% to 60.00%	2	460,148.35	2.97	42.37	6.068	650	53.74	360	359	1
60.01% to 70.00%	9	1,711,371.08	11.06	30.48	6.108	638	64.59	360	359	1
70.01% to 80.00%	26	5,778,625.90	37.34	34.20	6.506	632	77.95	342	341	1
80.01% to 90.00%	26	4,926,001.00	31.83	37.32	6.588	655	86.56	346	345	1
90.01% to 100.00%	6	1,140,452.01	7.37	33.34	6.859	657	94.85	345	344	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A　　Loans with Limited Documentation

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$50,001 to $100,000	16	$1,237,808.43	8.00%	35.23%	7.525%	608	76.73%	345	345	1
$100,001 to $150,000	14	1,743,550.28	11.27	32.02	6.935	647	75.16	312	311	1
$150,001 to $200,000	17	2,882,919.67	18.63	36.28	6.528	660	73.20	360	359	1
$200,001 to $250,000	4	862,308.89	5.57	48.84	6.116	646	80.92	360	359	1
$250,001 to $300,000	10	2,729,143.46	17.64	39.11	6.322	651	76.92	360	359	1
$300,001 to $350,000	7	2,285,400.75	14.77	24.89	6.489	645	85.98	317	316	1
$350,001 to $400,000	5	1,925,407.44	12.44	28.27	5.940	654	75.43	337	336	1
$450,001 to $500,000	1	490,000.00	3.17	47.55	6.150	630	81.67	360	360	0
$600,001 to $650,000	1	638,850.93	4.13	41.83	6.550	624	47.41	360	358	2
$650,001 to $700,000	1	678,718.62	4.39	34.51	6.300	642	79.07	360	358	2
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	4	$678,584.14	4.39%	13.55%	6.109%	683	65.14%	180	179	1
229 to 240	5	1,014,129.23	6.55	35.51	6.820	619	83.80	240	239	1
349 to 360	67	13,781,395.10	89.06	35.65	6.489	646	76.43	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
169 to 180	4	$678,584.14	4.39%	13.55%	6.109%	683	65.14%	180	179	1
229 to 240	5	1,014,129.23	6.55	35.51	6.820	619	83.80	240	239	1
349 to 360	67	13,781,395.10	89.06	35.65	6.489	646	76.43	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
501 to 520	1	$85,000.00	0.55%	22.75%	9.925%	502	85.00%	360	360	0
521 to 540	2	500,463.69	3.23	23.80	7.447	535	73.58	285	285	1
541 to 560	2	266,831.74	1.72	50.57	7.024	556	85.00	360	360	0
561 to 580	3	403,544.36	2.61	36.46	6.934	572	78.40	360	359	1
581 to 600	11	1,985,430.61	12.83	38.06	6.870	589	78.78	360	359	1
601 to 620	7	803,935.53	5.20	40.18	6.756	608	72.97	349	349	1
621 to 640	11	2,923,796.44	18.89	35.60	6.506	628	72.49	351	350	1
641 to 660	14	3,332,201.02	21.53	33.22	6.333	651	76.83	356	354	1
661 to 680	10	2,021,961.98	13.07	33.26	6.230	670	76.12	312	312	1
681 to 700	6	1,409,429.76	9.11	24.25	6.173	694	87.04	317	316	1
701 to 720	1	109,900.56	0.71	51.66	6.500	719	34.92	360	359	1
721 to 740	3	607,374.03	3.93	45.00	6.735	738	72.17	360	359	1
741 to 760	2	499,249.28	3.23	42.31	5.880	747	79.70	360	359	1
761 to 780	2	340,984.78	2.20	39.69	5.750	769	86.31	360	358	2
781 to 800	1	184,004.69	1.19	21.07	5.750	790	41.39	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	61	$12,756,846.98	82.44%	35.05%	6.429%	646	75.28%	343	342	1
PUD Detached	7	1,609,132.35	10.40	32.39	6.700	626	85.82	360	358	2
Condominium	4	642,057.49	4.15	34.08	6.328	672	79.07	337	336	1
Two- to four- family units	4	466,071.65	3.01	35.43	7.806	660	71.53	339	338	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	68	$14,491,179.40	93.65%	34.07%	6.433%	643	76.27%	344	343	1
Investment Property	8	982,929.07	6.35	45.30	7.395	685	78.52	350	349	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Limited Documentation	76	$15,474,108.47	100.00%	34.74%	6.494%	646	76.42%	344	343	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A

Loans with Limited Documentation

A	B	C	D	E	F	G	H	I	J	K	L
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	54	$11,608,240.39	75.02%	34.32%	6.447%	643	74.72%	346	345	1
Refinance-Rate/Term	13	2,430,196.36	15.70	40.28	6.529	632	81.74	327	326	1
Purchase	9	1,435,671.72	9.28	29.00	6.814	695	81.09	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15 YR FIXED	4	$678,584.14	4.39%	13.55%	6.109%	683	65.14%	180	179	1
20 YR FIXED	5	1,014,129.23	6.55	35.51	6.820	619	83.80	240	239	1
30 YR FIXED	67	13,781,395.10	89.06	35.65	6.489	646	76.43	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A Loans with Limited Documentation

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	76	$15,474,108.47	100.00%	34.74%	6.494%	646	76.42%	344	343	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	14	$3,070,603.24	19.84%	35.80%	6.589%	637	71.51%	354	353	1
12	2	500,500.00	3.23	52.43	6.188	635	62.98	360	360	0
36	60	11,903,005.23	76.92	33.72	6.483	649	78.25	341	340	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or *complete and it should not be relied upon as such.* By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, *will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter* and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **Loans with Limited Documentation**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	19	$5,039,414.18	32.57%	30.19%	6.097%	661	73.98%	343	341	1
Texas	10	1,646,610.01	10.64	40.55	6.612	625	82.63	333	332	1
New Jersey	4	1,633,872.84	10.56	32.98	6.295	645	64.35	360	359	1
Florida	8	1,574,920.48	10.18	43.30	6.479	669	78.06	360	359	1
Maryland	3	799,199.96	5.16	35.33	6.215	638	71.22	328	328	1
Nevada	4	720,972.26	4.66	44.83	6.611	621	77.43	360	359	1
Ohio	5	517,855.04	3.35	38.82	8.120	641	88.79	341	340	1
Louisiana	2	459,963.69	2.97	23.32	7.606	556	83.23	279	278	1
Hawaii	2	420,643.46	2.72	26.25	6.109	660	89.68	325	324	2
Idaho	1	341,656.25	2.21	12.59	7.500	631	90.00	360	359	1
Rhode Island	1	292,500.00	1.89	54.94	6.250	659	50.87	360	360	0
Pennsylvania	3	267,375.00	1.73	28.23	6.889	645	77.96	360	360	0
New York	1	208,000.00	1.34	48.90	6.100	602	80.00	360	360	0
New Mexico	1	179,846.53	1.16	31.45	6.800	574	78.26	360	359	1
Arizona	1	178,322.30	1.15	42.26	6.000	661	79.69	360	359	1
Tennessee	2	176,697.83	1.14	28.41	8.329	535	84.26	360	358	2
Vermont	1	176,400.00	1.14	45.47	6.375	686	80.00	360	360	0
Iowa	1	160,000.00	1.03	23.93	7.550	739	80.00	360	360	0
Arkansas	1	157,769.08	1.02	34.85	5.750	763	85.00	360	358	2
Massachusetts	1	143,450.00	0.93	49.31	6.800	634	95.00	240	240	0
Illinois	1	102,800.00	0.66	38.90	7.300	604	80.00	360	360	0
Oregon	1	82,174.12	0.53	14.22	6.900	656	84.86	360	358	2
Oklahoma	1	70,876.05	0.46	44.41	7.775	607	77.85	240	239	1
Indiana	1	62,831.74	0.41	46.80	9.050	551	85.00	360	358	2
Alabama	1	59,957.65	0.39	40.37	7.750	590	75.00	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A

Loans with Limited Documentation

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
<= 0.00	1	$54,000.00	0.35%	0.00%	8.750%	631	90.00%	180	180	0
0.01 - 5.00	2	494,159.17	3.19	3.38	6.177	686	77.27	306	305	1
10.01 - 15.00	3	565,381.98	3.65	12.35	7.285	645	79.19	315	314	1
15.01 - 20.00	7	1,708,242.30	11.04	17.09	6.174	642	74.60	303	302	1
20.01 - 25.00	8	1,319,448.75	8.53	22.32	6.453	661	71.33	360	359	1
25.01 - 30.00	5	1,115,152.85	7.21	28.43	6.192	628	72.13	360	359	1
30.01 - 35.00	7	1,636,391.06	10.58	33.83	6.720	638	80.45	360	358	2
35.01 - 40.00	10	2,206,068.23	14.26	37.71	6.403	638	81.46	353	353	0
40.01 - 45.00	13	2,335,907.18	15.10	42.61	6.602	646	69.88	338	336	1
45.01 - 50.00	14	2,729,225.80	17.64	47.52	6.551	646	84.45	354	353	1
50.01 - 55.00	6	1,310,131.15	8.47	52.65	6.458	660	66.87	360	359	1
Total:	**76**	**$15,474,108.47**	**100.00%**	**34.74%**	**6.494%**	**646**	**76.42%**	**344**	**343**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A All Loans

1. Current Mortgage Rate

Current Mortgage Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001% to 5.500%	9	$2,001,149.53	0.20%	39.42%	5.437%	687	74.78%	321	319	2
5.501% to 6.000%	1,089	266,137,829.55	26.90	40.74	5.917	666	73.25	348	347	1
6.001% to 6.500%	1,077	232,869,450.78	23.54	40.76	6.295	645	74.09	346	345	1
6.501% to 7.000%	1,184	219,328,904.56	22.17	39.97	6.788	637	75.98	345	345	1
7.001% to 7.500%	697	103,844,853.54	10.50	39.84	7.279	624	78.22	345	345	1
7.501% to 8.000%	610	84,730,226.54	8.57	39.19	7.769	613	78.14	345	345	1
8.001% to 8.500%	298	33,546,692.62	3.39	39.25	8.264	603	79.03	342	342	1
8.501% to 9.000%	254	26,161,376.22	2.64	38.29	8.768	593	80.77	339	339	0
9.001% to 9.500%	99	9,149,751.56	0.92	37.47	9.247	579	79.83	333	333	0
9.501% to 10.000%	75	7,964,964.13	0.81	37.31	9.730	565	82.34	338	337	1
10.001% to 10.500%	23	2,172,064.77	0.22	36.90	10.186	551	78.29	344	344	0
10.501% to 11.000%	18	1,203,121.82	0.12	39.34	10.793	547	79.53	342	342	1
12.001% to 12.500%	1	50,985.57	0.01	22.64	12.050	534	75.00	360	359	1
13.501% to 14.000%	1	60,000.00	0.01	42.50	13.600	519	42.40	360	360	0
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

2. Original Combined LTV

Original Combined LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0.01% to 10.00%	1	$50,000.00	0.01%	54.50%	6.880%	563	8.33%	360	360	0
10.01% to 20.00%	22	1,919,400.98	0.19	32.94	6.945	645	17.49	329	329	0
20.01% to 30.00%	45	4,994,798.24	0.50	39.48	6.605	639	26.05	307	306	0
30.01% to 40.00%	111	16,729,778.40	1.69	36.98	6.675	642	35.99	326	325	1
40.01% to 50.00%	256	42,368,407.91	4.28	39.56	6.559	636	46.02	328	328	1
50.01% to 60.00%	386	71,090,742.56	7.19	39.46	6.492	632	55.75	340	339	1
60.01% to 70.00%	781	148,486,356.00	15.01	39.28	6.543	630	66.10	346	345	1
70.01% to 80.00%	2,031	358,831,699.65	36.27	40.46	6.766	635	77.62	346	345	1
80.01% to 90.00%	1,501	291,004,802.32	29.42	40.63	6.786	649	86.84	350	350	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

A	B	C	D	E	F	G	H	I	J	K
NCHET 2005-A	**All Loans**									
90.01% to 100.00%	301	53,745,385.13	5.43	40.74	7.213	660	95.09	350	350	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. *Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets.* Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A All Loans

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
$1 to $50,000	85	$4,212,097.64	0.43%	32.11%	7.889%	595	63.57%	287	286	0
$50,001 to $100,000	1,409	108,049,949.84	10.92	36.77	7.499	614	75.10	319	319	1
$100,001 to $150,000	1,298	161,213,850.14	16.30	38.96	7.071	625	75.40	338	337	1
$150,001 to $200,000	877	153,131,287.82	15.48	38.91	6.786	633	72.70	347	347	1
$200,001 to $250,000	543	122,589,395.64	12.39	40.62	6.626	637	74.30	353	352	1
$250,001 to $300,000	428	117,611,781.02	11.89	41.38	6.451	645	75.23	351	350	1
$300,001 to $350,000	284	92,268,808.36	9.33	40.37	6.506	654	76.68	353	352	1
$350,001 to $400,000	197	74,141,155.47	7.49	43.05	6.397	656	78.91	352	351	1
$400,001 to $450,000	113	48,173,896.95	4.87	42.42	6.341	662	77.66	353	352	1
$450,001 to $500,000	88	41,884,315.12	4.23	43.25	6.369	655	79.60	359	358	1
$500,001 to $550,000	37	19,278,878.79	1.95	41.86	6.306	665	80.94	360	359	1
$550,001 to $600,000	47	26,980,311.15	2.73	42.33	6.421	671	79.17	353	352	1
$600,001 to $650,000	14	8,848,379.08	0.89	41.69	6.428	666	72.59	351	351	0
$650,001 to $700,000	9	6,114,154.68	0.62	37.52	6.245	683	67.09	360	359	1
$700,001 to $750,000	1	750,000.00	0.08	38.94	5.990	694	75.00	360	360	0
$750,001 to $800,000	3	2,296,666.20	0.23	48.30	6.600	636	81.89	360	359	1
$800,001 or greater	2	1,676,443.29	0.17	43.37	5.875	725	63.04	360	359	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

4. Original Term

Original Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	30	$2,314,795.27	0.23%	39.64%	7.235%	623	58.38%	120	120	0
169 to 180	393	46,221,703.50	4.67	37.71	6.859	631	69.36	180	179	1
229 to 240	336	42,963,002.73	4.34	39.08	6.778	637	71.98	240	239	1
289 to 300	18	2,664,488.73	0.27	36.88	6.327	655	76.72	300	299	1
349 to 360	4,658	895,057,380.96	90.48	40.35	6.724	640	76.07	360	359	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

	A	B	C	D	E	F	G	H	I	J	K
1	This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be										
2	construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is										
3	accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such										
4	assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference										
5	into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information										
6	contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether										
7	regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as										
8	agent for the issuer in connection with the proposed transaction.										
9											
10											
11	**NCHET 2005-A**	**All Loans**									
93											
94											

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A All Loans

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
109 to 120	30	$2,314,795.27	0.23%	39.64%	7.235%	623	58.38%	120	120	0
169 to 180	393	46,221,703.50	4.67	37.71	6.859	631	69.36	180	179	1
229 to 240	336	42,963,002.73	4.34	39.08	6.778	637	71.98	240	239	1
289 to 300	18	2,664,488.73	0.27	36.88	6.327	655	76.72	300	299	1
349 to 360	4,658	895,057,380.96	90.48	40.35	6.724	640	76.07	360	359	1
Total:	5,435	$989,221,371.19	100.00%	40.16%	6.732%	640	75.54%	346	345	1

6. FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
481 to 500	6	$588,244.92	0.06%	37.23%	9.688%	500	80.11%	336	335	0
501 to 520	124	13,677,096.69	1.38	40.44	8.538	513	72.04	333	332	1
521 to 540	201	25,714,436.69	2.60	40.57	7.898	531	70.25	339	338	0
541 to 560	297	42,935,038.64	4.34	40.21	7.426	552	71.02	344	344	1
561 to 580	364	50,887,053.90	5.14	39.02	7.246	571	71.49	345	344	1
581 to 600	604	96,561,317.85	9.76	39.78	6.932	591	73.73	345	344	1
601 to 620	765	130,985,402.86	13.24	40.02	6.769	611	74.50	345	344	1
621 to 640	847	156,882,862.11	15.86	40.26	6.681	630	77.39	346	346	1
641 to 660	734	142,181,414.85	14.37	39.96	6.522	650	76.14	347	346	1
661 to 680	567	112,196,673.06	11.34	40.99	6.501	670	77.05	346	346	1
681 to 700	355	79,160,515.96	8.00	40.31	6.415	690	77.20	347	346	1
701 to 720	236	55,633,797.09	5.62	40.59	6.436	710	78.47	349	348	1
721 to 740	132	33,443,972.26	3.38	40.94	6.326	730	77.88	345	345	1
741 to 760	92	22,885,642.82	2.31	40.45	6.231	750	75.98	345	344	1
761 to 780	69	15,571,316.82	1.57	39.40	6.551	770	78.75	351	350	1
781 to 800	30	7,059,818.57	0.71	36.12	6.349	788	68.50	353	352	1
801 to 820	12	2,856,766.10	0.29	36.80	6.627	807	63.92	351	351	0
Total:	5,435	$989,221,371.19	100.00%	40.16%	6.732%	640	75.54%	346	345	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **All Loans**

7. Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	4,255	$751,954,811.31	76.01%	39.99%	6.727%	637	75.30%	345	344	1
PUD Detached	490	94,006,950.87	9.50	39.96	6.726	638	77.83	345	344	1
Two- to four- family units	338	81,024,888.38	8.19	41.65	6.811	663	74.09	352	351	1
Condominium	282	50,444,495.17	5.10	40.30	6.671	648	77.01	350	350	1
PUD Attached	67	11,513,179.31	1.16	41.83	6.857	624	76.41	355	354	1
Modular Home	3	277,046.15	0.03	40.29	7.159	667	84.68	288	287	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

8. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Primary Residence	4,995	$924,819,467.71	93.49%	40.27%	6.687%	638	75.49%	346	345	1
Investment Property	393	54,478,250.75	5.51	38.52	7.463	669	76.74	342	341	1
Second Home	47	9,923,652.73	1.00	38.83	6.936	678	73.42	354	353	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **All Loans**

9. Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	4,001	$702,346,818.73	71.00%	40.43%	6.642%	634	76.42%	346	346	1
Stated Documentation	1,358	271,400,443.99	27.44	39.75	6.979	653	73.23	344	344	1
Limited Documentation	76	15,474,108.47	1.56	34.74	6.494	646	76.42	344	343	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

10. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Refinance-Cashout	3,965	$747,548,423.04	75.57%	40.17%	6.678%	636	74.08%	345	345	1
Refinance-Rate/Term	804	126,515,068.82	12.79	40.20	6.709	640	79.19	337	336	1
Purchase	666	115,157,879.33	11.64	40.04	7.108	664	81.05	358	357	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A All Loans

11. Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10 YR FIXED	30	$2,314,795.27	0.23%	39.64%	7.235%	623	58.38%	120	120	0
15 YR FIXED	393	46,221,703.50	4.67	37.71	6.859	631	69.36	180	179	1
20 YR FIXED	336	42,963,002.73	4.34	39.08	6.778	637	71.98	240	239	1
25 YR FIXED	18	2,664,488.73	0.27	36.88	6.327	655	76.72	300	299	1
30 YR FIXED	4,658	895,057,380.96	90.48	40.35	6.724	640	76.07	360	359	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

12. LIEN

LIEN	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	5,435	$989,221,371.19	100.00%	40.16%	6.732%	640	75.54%	346	345	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

13. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,227	$189,817,476.27	19.19%	39.47%	7.022%	628	76.27%	339	338	1
12	361	94,412,465.44	9.54	42.83	6.630	647	74.46	351	351	0
24	49	8,542,974.52	0.86	38.53	7.225	626	75.34	357	356	1

	A	B	C	D	E	F	G	H	I	J	K
1–8	This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.										
9											
10											
11	**NCHET 2005-A**	**All Loans**									
229	36	3,798	696,448,454.96	70.40	40.01	6.661	642	75.49	347	346	1
230	**Total:**	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**
231											

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **All Loans**

14. State or Territory

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	1,119	$297,120,237.02	30.04%	41.15%	6.372%	653	71.62%	350	349	1
Florida	672	98,486,382.37	9.96	39.83	7.003	623	75.93	351	350	0
New York	352	94,391,936.56	9.54	42.87	6.575	649	74.21	352	351	1
Texas	818	82,388,151.26	8.33	38.65	7.298	613	78.70	317	316	1
New Jersey	240	54,284,548.20	5.49	41.02	6.843	633	76.57	347	347	1
Hawaii	146	44,629,052.35	4.51	40.61	6.294	654	74.72	355	354	1
Massachusetts	132	31,632,972.30	3.20	39.65	6.507	648	73.26	347	347	1
Maryland	117	27,615,107.71	2.79	39.77	6.587	631	75.52	345	345	1
Arizona	144	24,123,264.30	2.44	38.08	6.626	643	78.01	350	349	1
Pennsylvania	174	23,618,528.53	2.39	39.56	6.885	641	81.16	335	335	1
Nevada	89	18,704,092.55	1.89	39.91	6.515	643	74.35	349	348	1
Illinois	120	18,384,012.03	1.86	38.66	6.843	635	77.24	344	343	1
Ohio	148	16,464,446.23	1.66	36.80	7.497	631	83.76	338	338	1
Washington	73	14,245,013.56	1.44	38.15	6.551	638	81.20	356	355	1
Virginia	74	12,339,513.69	1.25	38.66	6.853	621	74.82	347	346	1
Oregon	60	10,069,848.28	1.02	39.06	6.689	650	79.16	360	359	1
Tennessee	83	9,067,382.05	0.92	35.19	7.389	620	83.14	338	337	1
Georgia	74	8,931,777.84	0.90	38.86	7.861	617	81.43	357	356	1
Connecticut	47	8,802,537.35	0.89	40.94	6.906	631	78.87	349	348	1
Louisiana	78	8,765,841.93	0.89	37.49	7.387	612	80.75	332	332	1
Colorado	48	7,974,271.76	0.81	39.21	6.644	659	79.89	325	325	1
Indiana	70	7,365,557.44	0.74	39.24	7.173	635	81.59	340	340	0
Minnesota	39	6,522,844.18	0.66	38.49	6.818	644	77.06	344	344	0
Michigan	59	6,464,994.22	0.65	38.68	7.584	616	79.96	350	349	0
Utah	25	4,900,490.42	0.50	34.90	6.763	644	81.86	356	356	1
Kentucky	43	4,441,034.79	0.45	37.51	7.418	633	83.15	323	322	1
Missouri	37	4,092,723.96	0.41	37.60	7.304	634	81.67	328	328	1
Oklahoma	40	3,982,857.27	0.40	36.55	7.155	633	80.71	329	328	1
New Mexico	29	3,888,130.91	0.39	38.54	7.373	627	79.00	346	345	1
Idaho	28	3,560,334.39	0.36	36.43	7.142	620	80.32	339	339	1
South Carolina	36	3,492,094.48	0.35	38.61	7.934	604	83.63	349	349	1
Arkansas	27	2,845,007.79	0.29	35.95	7.261	637	84.93	336	335	1
North Carolina	26	2,832,661.16	0.29	38.42	8.045	613	77.18	337	336	1
Maine	20	2,717,307.19	0.27	39.46	6.880	641	75.96	338	338	0
Rhode Island	13	2,484,824.11	0.25	43.82	7.074	646	74.66	343	343	0
Alabama	23	2,484,450.61	0.25	38.63	7.440	630	87.18	333	332	1
Mississippi	23	2,197,472.18	0.22	38.96	8.192	596	83.10	345	345	0
Wisconsin	14	1,797,709.78	0.18	36.28	6.862	662	80.83	335	334	1
Delaware	7	1,574,618.23	0.16	48.00	6.327	663	79.63	306	305	1
Nebraska	15	1,459,747.99	0.15	34.00	7.574	636	81.91	338	337	1

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A **All Loans**

District of Columbia	6	1,444,716.76	0.15	43.34	7.001	664	78.01	360	359	1
New Hampshire	8	1,409,124.26	0.14	34.86	6.595	607	71.44	354	353	1
Iowa	9	1,019,600.19	0.10	35.89	7.454	638	80.98	360	359	1
Montana	6	1,009,450.27	0.10	41.09	7.600	635	80.03	360	359	1
West Virginia	5	895,954.22	0.09	47.00	6.836	651	76.43	360	359	1
Kansas	8	775,201.44	0.08	35.63	8.065	639	82.47	308	307	1
Vermont	3	557,992.90	0.06	42.45	7.339	672	65.14	360	358	2
Alaska	2	418,868.44	0.04	26.70	6.833	685	86.66	360	360	0
Wyoming	3	316,550.00	0.03	38.31	7.078	647	85.63	360	360	0
North Dakota	2	145,300.00	0.01	38.44	6.704	640	78.57	360	360	0
Other	1	84,833.74	0.01	43.95	8.150	506	77.93	360	358	2
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

15. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
<= 0.00	5	$907,572.14	0.09%	0.00%	7.743%	667	86.86%	349	349	0
0.01 - 5.00	9	1,658,266.80	0.17	3.36	7.177	617	77.29	338	336	1
5.01 - 10.00	11	1,999,092.93	0.20	7.88	7.138	661	75.87	360	359	1
10.01 - 15.00	57	6,953,744.59	0.70	13.33	6.993	643	74.72	344	343	1
15.01 - 20.00	158	19,446,544.63	1.97	17.64	6.930	634	69.76	322	322	1
20.01 - 25.00	312	43,496,083.42	4.40	22.64	6.850	637	71.40	342	341	1
25.01 - 30.00	467	73,173,464.39	7.40	27.66	6.726	634	73.76	343	342	1
30.01 - 35.00	679	111,099,604.40	11.23	32.58	6.779	642	75.55	341	341	1
35.01 - 40.00	888	160,814,421.63	16.26	37.65	6.762	640	75.37	346	346	1
40.01 - 45.00	1,038	202,230,460.04	20.44	42.55	6.707	641	75.94	347	346	1
45.01 - 50.00	1,372	275,729,908.20	27.87	47.59	6.737	642	78.85	349	349	1
50.01 - 55.00	439	91,712,208.02	9.27	52.61	6.527	633	69.52	346	346	1
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**40.16%**	**6.732%**	**640**	**75.54%**	**346**	**345**	**1**

Deal Info	
Deal Name	NCHET 2005-A
Bloomberg Ticker:	NCHET
Asset Class:	Subprime
Issuer:	New Century
Trustee:	Deutsche bank
Lead Manager(s)	Banc of America Securities
Month:	
To Roll	N/A
Remaining Term	345 months
Remaining IO Term	N/A
Filed Bankruptcy %	0%

Cells in red font are calculations and should be left alone.

Master Servicer:				
Backup Servicer:				
Primary Servicer (s):	% Name		Originator (s):	% Name
1	100.00%		1	100.00%
2			2	
3			3	
4			4	
5			5	
6			6	
7			7	
8			8	
9			9	
10			10	

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics									
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
<=500	6	588,244.92	0.06%	98,040.82	9.688	500	80.11	37.23	100.00	90.61	100.00	100.00	0.00	0.00
>500 =<520	124	13,677,096.69	1.38%	110,299.17	8.538	513	72.04	40.44	99.18	91.34	88.38	93.94	0.00	0.00
>520 =<540	201	25,714,436.69	2.60%	127,932.52	7.898	531	70.25	40.57	97.69	94.00	83.43	84.65	0.00	0.00
>540 =<560	297	42,935,038.64	4.34%	144,562.42	7.426	552	71.02	40.21	95.25	88.78	77.96	79.98	0.00	0.00
>560 =<580	364	50,887,053.90	5.14%	139,799.60	7.246	571	71.49	39.02	96.21	92.08	80.71	80.39	0.00	0.00
>580 =<600	604	96,561,317.85	9.76%	159,869.73	6.932	591	73.73	39.78	96.12	90.96	78.24	76.57	0.00	0.00
>600 =<620	765	130,985,402.86	13.24%	171,222.75	6.769	611	74.50	40.02	96.56	88.48	78.30	78.49	0.00	0.00
>620 =<640	847	156,882,862.11	15.86%	185,221.80	6.681	630	77.39	40.26	95.14	87.39	79.38	72.30	0.00	0.00
>640 =<660	734	142,181,414.85	14.37%	193,707.65	6.522	650	76.14	39.96	94.88	86.47	75.94	66.07	0.00	0.00
>660 =<680	567	112,196,673.06	11.34%	197,877.73	6.501	670	77.05	40.99	90.63	86.17	73.14	65.04	0.00	0.00
>680 =<700	355	79,160,515.96	8.00%	222,987.37	6.415	690	77.20	40.31	91.48	84.09	70.59	61.95	0.00	0.00
>700 =<750	416	101,012,638.05	10.21%	242,818.84	6.372	721	77.99	40.91	88.32	82.27	69.29	60.79	0.00	0.00
>751	155	36,438,675.61	3.68%	235,088.23	6.430	772	74.74	38.27	79.38	69.11	55.77	66.86	0.00	0.00
TOTAL	5,435	989,221,374.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.60	75.57	71.00	0.00	0.00

FICO Mean: 640 Median: 629 Standard Deviation: 57

[illegible] (disclaimer text, spreadsheet rows 1–5)

LTV BUCKET

LTV	Deal Size # Loans	Deal Size Balance	Deal Size %	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%
=<50	435	66,062,385.53	6.68%	151,867.55	6.603	638	41.11	38.72	91.88	83.19	91.58	58.45	0.00	0.00
>50 =<55.00	153	29,054,644.42	2.94%	189,899.64	6.479	631	52.82	39.57	91.43	89.67	88.97	67.71	0.00	0.00
>55 =<60.00	233	42,036,098.14	4.25%	180,412.44	6.500	632	57.78	39.38	91.87	87.59	86.19	71.06	0.00	0.00
>60 =<65.00	358	66,176,299.67	6.69%	184,850.00	6.498	629	63.26	39.08	94.27	83.61	91.01	68.47	0.00	0.00
>65 =<70.00	423	82,310,056.33	8.32%	194,586.42	6.579	631	68.38	39.44	96.41	89.11	83.64	63.92	0.00	0.00
>70 =<75.00	549	106,710,418.23	10.79%	194,372.35	6.740	626	73.57	40.73	95.17	87.33	87.92	67.76	0.00	0.00
>75 =<80.00	1482	252,121,281.42	25.49%	170,122.32	6.778	640	79.33	40.34	95.06	87.59	59.53	71.44	0.00	0.00
>80 =<85.00	735	142,892,528.77	14.44%	194,411.60	6.700	641	84.14	40.84	93.92	88.23	78.97	76.78	0.00	0.00
>85 =<90.00	766	148,112,273.55	14.97%	193,358.06	6.870	656	89.45	40.43	87.07	83.48	70.40	77.84	0.00	0.00
>90 =<95.00	271	48,555,780.57	4.91%	179,172.62	7.133	658	94.58	40.52	98.08	87.83	68.00	71.06	0.00	0.00
>95 =<99.99	3	384,081.21	0.04%	128,027.07	7.354	653	97.54	32.40	100.00	100.00	31.22	100.00	0.00	0.00
=100.00	27	4,805,523.35	0.49%	177,982.35	8.008	681	100.00	43.81	100.00	87.38	35.76	82.34	0.00	0.00
TOTAL	5435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	[illegible]	0.00	[illegible]

LTV Mean: 75.54% Median: 80.00% Standard Deviation: 14.67% CLTV: LTV =80: 16.25% Silent Seconds: 9.08%

DTI BUCKET

DTI	Deal Size # Loans	Deal Size Balance	Deal Size %	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<20	240	30,965,221.09	3.13%	129,021.75	6.994	638	72.17	15.21	85.93	89.89	69.69	60.78	0.00
>20 =<25	312	43,496,083.42	4.40%	139,410.52	6.850	637	71.40	22.64	91.86	89.88	80.90	66.51	0.00
>25 =<30	467	73,173,464.39	7.40%	156,688.36	6.726	634	73.76	27.66	94.03	92.56	77.49	73.37	0.00
>30 =<35	679	111,099,604.40	11.23%	163,622.39	6.779	642	75.55	32.58	92.73	87.91	76.51	75.87	0.00
>35 =<40	888	160,814,421.63	16.26%	181,097.32	6.762	640	75.37	37.65	93.94	85.54	73.18	66.68	0.00
>40 =<45	1038	202,230,460.04	20.44%	194,827.03	6.707	641	75.94	42.55	93.69	83.84	76.40	67.91	0.00
>45 =<50	1372	275,729,908.20	27.87%	200,969.32	6.737	642	78.85	47.59	93.63	85.97	72.16	71.20	0.00
>50 =<55	439	91,712,208.02	9.27%	208,911.64	6.527	633	69.52	52.61	95.64	88.32	84.96	82.56	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

DTI Mean: 40.16% Median: 40.68% Standard Deviation: 9.79%

[illegible]

PURPOSE BUCKET		Deal Size		WA Loan	Weighted Average Collateral Characteristics								
Purpose	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Refinance-Cashout	3965	747,548,423.04	75.57%	188,536.80	6.678	636	74.08	40.17	94.57	86.73	100.00	71.53	0.00
Refinance-Rate/Term	804	126,515,068.82	12.79%	157,357.05	6.709	640	79.19	40.20	96.45	92.56		78.26	0.00
Purchase	666	115,157,879.33	11.64%	172,909.73	7.108	664	81.05	40.04	83.21	79.92		59.58	0.00
TOTAL	5435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

OCCUPANCY BUCKET		Deal Size		WA Loan	Weighted Average Collateral Characteristics								
Occ Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary (OOC)	4995	924,819,467.71	93.49%	185,149.04	6.687	638	75.49	40.27	100.00	88.68	76.44	71.97	0.00
Investment	393	54,478,250.75	5.51%	138,621.50	7.463	669	76.74	38.52		55.19	87.01	57.60	0.00
2nd / Vacation	47	9,923,652.73	1.00%	211,141.55	6.936	678	73.42	38.83		73.35	41.02	54.60	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

DOCUMENTATION BUCKET		Deal Size		WA Loan	Weighted Average Collateral Characteristics								
Doc Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Full	4001	702,346,818.73	71.00%	175,542.82	6.642	634	76.42	40.43	94.76	88.60	76.13	100.00	0.00
Stated	1358	271,400,443.99	27.44%	199,853.05	6.979	653	73.23	39.75	90.19	81.37	74.14		0.00
Limited	76	15,474,108.47	1.56%	203,606.69	6.494	646	76.42	34.74	93.65	92.84	75.02		0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

[illegible]

PROPERTY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	4255	751,954,811.31	76.01%	176,722.63	6.727	637	75.30	39.99	95.53	100.00	76.91	71.91	0.00
PUD	557	105,520,130.18	10.67%	189,443.68	6.740	636	77.67	40.17	96.45	100.00	66.38	77.27	0.00
2-4 Unit	338	81,024,888.38	8.19%	239,718.60	6.811	663	74.09	41.65	73.43		77.60	57.18	0.00
Condo	282	50,444,495.17	5.10%	178,881.19	6.671	648	77.01	40.30	89.04		71.60	66.89	0.00
Modular Home	3	277,046.15	0.03%	92,348.72	7.159	667	84.68	40.29	100.00		80.15	0.00	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	[illegible]	0.00

PRINCIPAL BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB ($000)	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
50 or less	85	4,212,097.64	0.43%	49,554.09	7.889	595	63.57	32.11	90.63	92.96	85.34	75.29	0.00
>50 =<75	616	38,574,940.90	3.90%	62,621.66	7.854	606	76.13	35.87	83.19	91.15	68.64	75.84	0.00
>75 =<100	793	69,475,008.94	7.02%	87,610.35	7.301	618	74.53	37.27	89.74	90.40	65.46	76.23	0.00
>100 =<125	698	78,685,197.35	7.95%	112,729.51	7.178	619	74.93	39.04	92.17	91.75	65.26	76.72	0.00
>125 =<150	600	82,528,652.79	8.34%	137,547.75	6.970	630	75.86	38.87	93.21	88.30	67.72	77.94	0.00
>150 =<200	877	153,131,287.82	15.48%	174,608.08	6.786	633	72.70	38.91	94.32	89.90	78.16	73.67	0.00
>200 =<250	543	122,589,395.64	12.39%	225,763.16	6.626	637	74.30	40.62	93.88	89.36	80.92	75.88	0.00
>250 =<300	428	117,611,781.02	11.89%	274,793.88	6.451	645	75.23	41.38	93.70	84.11	81.61	67.76	0.00
>300 =<350	284	92,268,808.36	9.33%	324,890.17	6.506	654	76.68	40.37	94.70	83.88	79.06	64.36	0.00
>350 =<400	197	74,141,155.47	7.49%	376,351.04	6.397	656	78.91	43.05	95.38	80.25	72.00	69.38	0.00
>400 =<450	113	48,173,896.95	4.87%	426,317.67	6.341	662	77.66	42.42	99.07	77.10	79.52	64.50	0.00
>450 =<500	88	41,884,315.12	4.23%	475,958.13	6.369	655	79.60	43.25	94.24	83.83	81.83	65.91	0.00
>500 =<600	84	46,259,189.94	4.68%	550,704.64	6.373	669	79.91	42.14	97.45	85.47	82.06	56.52	0.00
>600 =<700	23	14,962,533.76	1.51%	650,544.95	6.353	673	70.34	39.99	82.18	78.41	60.57	42.55	0.00
over 700	6	4,723,109.49	0.48%	787,184.92	6.246	677	74.11	45.06	100.00	83.99	83.87	100.00	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

* In $1,000

Min $33,756.31 Max $873,128.26

[illegible]

State	# Loans	Balance	%	WA Loan Balance	WAC	FICO	% LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
State Concentration Bucket													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
California	1119	297,120,237.02	30.04%	265,523.00	6.372	653	71.62	41.15	92.94	86.37	84.90	67.98	0.00
Florida	672	98,486,382.37	9.96%	146,557.12	7.003	623	75.93	39.83	93.33	88.64	75.87	72.91	0.00
New York	352	94,391,936.56	9.54%	268,158.91	6.575	649	74.21	42.87	94.22	67.18	79.61	58.92	0.00
Texas	818	82,388,151.26	8.33%	100,719.01	7.298	613	78.70	38.65	92.51	97.64	51.48	72.24	0.00
New Jersey	240	54,284,548.20	5.49%	226,185.62	6.843	633	76.57	41.02	93.94	82.23	81.85	71.41	0.00
Hawaii	146	44,629,052.35	4.51%	305,678.44	6.294	654	74.72	40.61	92.73	75.41	75.47	63.47	0.00
Massachusetts	132	31,632,972.30	3.20%	239,643.73	6.507	648	73.26	39.65	93.72	77.49	77.19	69.57	0.00
Maryland	117	27,615,107.71	2.79%	236,026.56	6.587	631	75.52	39.77	99.41	96.48	83.49	78.63	0.00
Arizona	144	24,123,264.30	2.44%	167,522.67	6.626	643	78.01	38.08	98.02	97.22	74.17	75.34	0.00
Pennsylvania	174	23,618,528.53	2.39%	135,738.67	6.885	641	81.16	39.56	93.73	91.39	68.02	79.11	0.00
Nevada	89	18,704,092.55	1.89%	210,158.34	6.515	643	74.35	39.91	96.81	94.26	90.00	75.55	0.00
Illinois	120	18,384,012.03	1.86%	153,200.10	6.843	635	77.24	38.66	94.30	85.46	78.53	87.57	0.00
Ohio	148	16,464,446.23	1.66%	111,246.26	7.497	631	83.76	36.80	85.44	90.35	65.19	77.90	0.00
Washington	73	14,245,013.56	1.44%	195,137.17	6.551	638	81.20	38.15	97.35	96.58	70.49	84.82	0.00
Virginia	74	12,339,513.69	1.25%	166,750.19	6.853	621	74.82	38.66	96.17	96.62	77.04	88.04	0.00
Other	1017	130,794,112.53	13.22%	128,607.78	7.211	632	80.41	38.36	92.60	92.75	62.63	76.28	0.00
Total:	[illegible]	[illegible]989,221,974.19	100.00%	[illegible]	6.732	640	75.54	40.46	93.49	88.88	[illegible]	71.00	0.00

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

California Breakdown	# Loans	Balance	%	WA Loan Balance	WAC	FICO	% LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
CA North	293	74,123,266.88	24.95%	252,980.43	6.447	642	72.92	41.13	96.97	94.81	91.21	77.37	0
CA South	826	222,996,970.14	75.05%	269,972.12	6.348	657	71.19	41.16	91.6	83.57	82.81	64.85	0
	1119	297,120,237.02	100.00%	265,523.00	6.372	653	71.62	41.15	92.94	86.37	84.9	67.98	0

FIXED / FLOATING (ii)

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
10 YR FIXED	30	2,314,795.27	0.23%	77,159.84	7.235	623	58.38	39.64	86.58	85.21	73.45	66.74	0.00
15 YR FIXED	393	46,221,703.50	4.67%	117,612.48	6.859	631	69.36	37.71	92.05	92.63	79.71	67.17	0.00
20 YR FIXED	336	42,963,002.73	4.34%	127,866.08	6.778	637	71.98	39.08	94.01	90.64	75.23	70.29	0.00
25 YR FIXED	18	2,664,488.73	0.27%	148,027.15	6.327	655	76.72	36.88	86.75	90.31	61.89	76.77	0.00
30 YR FIXED	4658	895,057,380.96	90.48%	192,154.87	6.724	640	76.07	40.35	93.58	86.18	75.42	71.23	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
1	5435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

PREPAYMENT BUCKET

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	1227	189,817,476.27	19.19%	154,700.47	7.022	628	76.27	39.47	96.32	88.35	79.63	74.56	0.00
1 Year	361	94,412,465.44	9.54%	261,530.38	6.630	647	74.46	42.83	93.80	66.23	79.41	58.68	0.00
2 Year	49	8,542,974.52	0.86%	174,346.42	7.225	626	75.34	38.53	86.99	80.32	48.45	62.14	0.00
3 Year	3798	696,448,454.96	70.40%	183,372.42	6.661	642	75.49	40.01	92.76	89.08	74.28	71.81	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

INDEX BUCKET

Type	# Loans	Deal Size Balance	%	WA Loan Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed	5435	989,221,371.19	100%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00
TOTAL	5,435	989,221,371.19	100.00%	182,009.45	6.732	640	75.54	40.16	93.49	86.68	75.57	71.00	0.00

List all reset rates

There are NO IO loans in the Pool

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IO ONLY BUCKET

Type	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80%
NA			#DIV/0!										
=<500			#DIV/0!										
>500 =<520			#DIV/0!										
>520 =<540			#DIV/0!										
>540 =<560			#DIV/0!										
>560 =<580			#DIV/0!										
>580 =<600			#DIV/0!										
>600 =<620			#DIV/0!										
>620 =<640			#DIV/0!										
>640 =<660			#DIV/0!										
>660 =<680			#DIV/0!										
>680 =<700			#DIV/0!										
>700 =<750			#DIV/0!										
>750			#DIV/0!										
TOTAL			#DIV/0!										

IO PRINCIPAL BUCKET

UPB	Deal Size			WA Loan Balance	Weighted Average Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80%
=<50			#DIV/0!										
>50 =<75			#DIV/0!										
>75 =<100			#DIV/0!										
>100 =<500			#DIV/0!										
>500 =<600			#DIV/0!										
>600 =<700			#DIV/0!										
=>700			#DIV/0!										
TOTAL			#DIV/0!										

* In $1,000



This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

There are NO MI Loans In the Pool

Percentage of MI coverage based on FICO and LTV buckets.*		Loan-to-Value (LTV)										
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FICO	NA											
	<500											
	>=500 <550											
	>=550 <600											
	>=600 <625											
	>=625 <650											
	>=650 <675											
	>=675 <700											
	>=700 <725											
	>=725 <750											
	>=750 <800											
	>=800											

* This table should be filled out with the percentage of MI corresponding to each cross LTV and FICO buckets

Appendix A

NCHET 2005-A

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	% [2]	LTV	Adjusted Balance [1] Amount	% [2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
FICO NA	-	0.00%	> 65.0	0.00	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
0 – 500	588,244.92	0.06%	> 65.0	588244.92	0.06%	98,040.82	9.688	0.00	500	80.11	37.23	90.61	100.00	100.00	100.00
500.01 – 550	52,454,287.35	5.30%	> 70.0	31738621.56	3.21%	123,132.13	8.013	0.00	530	70.82	40.40	93.23	98.49	87.60	83.57
550.01 – 575	65,602,297.26	6.63%	> 70.0	39247876.73	3.97%	141,996.31	7.303	0.00	562	71.36	39.20	88.98	94.60	78.80	79.93
575.01 – 600	111,718,359.16	11.29%	> 70.0	72885800.90	7.37%	159,142.96	6.959	0.00	589	73.41	39.91	91.48	96.34	77.12	78.20
600.01 – 620	130,985,402.86	13.24%	> 70.0	89527257.69	9.05%	171,222.75	6.769	0.00	611	74.50	40.02	88.48	96.56	78.49	78.30
620.01 – 650	232,144,561.21	23.47%	> 80.0	87466209.93	8.84%	187,515.80	6.653	0.00	635	77.03	40.03	87.64	94.70	70.41	77.81
650.01 – 680	179,116,388.81	18.11%	> 80.0	72740535.43	7.35%	196,831.20	6.478	0.00	664	76.65	40.77	85.56	92.68	65.26	74.78
680.01 – 700	79,160,515.96	8.00%	> 85.0	21162596.90	2.14%	222,987.37	6.415	0.00	690	77.20	40.31	84.09	91.48	61.95	70.59
700.01 – 750	101,012,638.05	10.21%	> 85.0	28193237.33	2.85%	242,818.84	6.372	0.00	721	77.99	40.91	82.27	88.32	60.79	69.29
750.01 – 800	33,581,909.51	3.39%	> 85.0	9969021.85	1.01%	234,838.53	6.413	0.00	769	75.66	38.40	69.06	80.89	70.99	55.88
800 +	2,856,766.10	0.29%	> 85.0	0.00	0.00%	238,063.84	6.627	0.00	807	63.92	36.80	69.69	61.61	18.34	54.42
TOTAL	989,221,371.19	100.00%		453,519,403.24	45.85%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	71.00	75.57
FICO: Average	640		Min:	500	Max:	818									

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	% [2]	FICO	Adjusted Balance [1] Amount	% [2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 20	30,965,221.09	3.13%	< 550	1,438,395.12	0.15%	129,021.75	6.994	0.00	638	72.17	15.21	89.89	85.93	60.78	69.69
20.001 – 25.00	43,496,083.42	4.40%	< 550	2,521,895.36	0.25%	139,410.52	6.850	0.00	637	71.40	22.64	89.88	91.86	66.51	80.90
25.001 – 30.00	73,173,464.39	7.40%	< 575	11,633,291.05	1.18%	156,688.36	6.726	0.00	634	73.76	27.66	92.56	94.03	73.37	77.49
30.001 – 35.00	111,099,604.40	11.23%	< 575	13,393,037.13	1.35%	163,622.39	6.779	0.00	642	75.55	32.58	87.91	92.73	75.87	76.51
35.001 – 40.00	160,814,421.63	16.26%	< 600	37,522,335.11	3.79%	181,097.32	6.762	0.00	640	75.37	37.65	85.54	93.94	66.68	73.18
40.001 – 45.00	202,230,460.04	20.44%	< 625	78,168,739.07	7.90%	194,827.03	6.707	0.00	641	75.94	42.55	83.84	93.69	67.91	76.40
45.001 – 50.00	275,729,908.20	27.87%	< 650	151,829,597.55	15.35%	200,969.32	6.737	0.00	642	78.85	47.59	85.97	93.63	71.20	72.16
50.001 – 55.00	91,712,208.02	9.27%	< 675	71,211,270.43	7.20%	208,911.64	6.527	0.00	633	69.52	52.61	88.32	95.64	82.56	84.96
55+	0.00	0.00%	< 700	0.00	0.00%	0.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%		367,718,560.82	37.17%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	71.00	75.57
DTI: Average	40.16		Min:	0.63	Max:	55									

LOAN-TO- VALUE (LTV) DISTRIBUTION

LTV	Total Balance Amount	% [2]	DTI	Adjusted Balance [1] Amount	% [2]	Average Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 60.00	137,153,128.09	13.86%	> 50	19,785,063.78	2.00%	167,056.19	6.546	0.00	635	48.70	39.10	85.91	91.78	64.28	89.38
60.01 – 70.00	148,486,356.00	15.01%	> 50	24,668,206.21	2.49%	190,123.38	6.543	0.00	630	66.10	39.28	86.66	95.46	65.95	86.93
70.01 – 80.00	358,831,699.65	36.27%	> 50	30,155,076.76	3.05%	176,677.35	6.766	0.00	635	77.62	40.46	87.51	95.09	70.35	67.97
80.01 – 85.00	142,892,528.77	14.44%	> 50	6,810,972.56	0.69%	194,411.60	6.700	0.00	641	84.14	40.84	88.23	93.92	76.78	78.97
85.01 – 90.00	148,112,273.55	14.97%	> 50	7,506,725.21	0.76%	193,358.06	6.870	0.00	656	89.45	40.43	83.48	87.07	77.84	70.40
90.01 – 95.00	48,555,780.57	4.91%	> 50	2,375,163.50	0.24%	179,172.62	7.133	0.00	658	94.58	40.52	87.83	98.08	71.06	68.00
95.01 – 100.00	5,189,604.56	0.52%	> 50	411,000.00	0.04%	172,986.82	7.959	0.00	679	99.82	42.92	88.32	100.00	83.65	35.42
TOTAL	989,221,371.19	100.00%		91,712,208.02	9.27%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	71.00	75.57
LTV: Average	75.54		Min	8.33	Max:	100.00									

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	Total Balance % [2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	297,120,237.02	30.04%	265,523.00	6.372	0.00	653	71.62	41.15	86.37	92.94	84.90	67.98
Florida	98,486,382.37	9.96%	146,557.12	7.003	0.00	623	75.93	39.83	88.64	93.33	75.87	72.91
New York	94,391,936.56	9.54%	268,158.91	6.575	0.00	649	74.21	42.87	67.18	94.22	79.61	58.92
Texas	82,388,151.26	8.33%	100,719.01	7.298	0.00	613	78.70	38.65	97.64	92.51	51.48	72.24
New Jersey	54,284,548.20	5.49%	226,185.62	6.843	0.00	633	76.57	41.02	82.23	93.94	81.85	71.41
Hawaii	44,629,052.35	4.51%	305,678.44	6.294	0.00	654	74.72	40.61	75.41	92.73	75.47	63.47
Massachusetts	31,632,972.30	3.20%	239,643.73	6.507	0.00	648	73.26	39.65	77.49	93.72	77.19	69.57
Maryland	27,615,107.71	2.79%	236,026.56	6.587	0.00	631	75.52	39.77	96.48	99.41	83.49	78.63
Arizona	24,123,264.30	2.44%	167,522.67	6.626	0.00	643	78.01	38.08	97.22	98.02	74.17	75.34
Pennsylvania	23,618,528.53	2.39%	135,738.67	6.885	0.00	641	81.16	39.56	91.39	93.73	68.02	79.11
Nevada	18,704,092.55	1.89%	210,158.34	6.515	0.00	643	74.35	39.91	94.26	96.81	90.00	75.55
Illinois	18,384,012.03	1.86%	153,200.10	6.843	0.00	635	77.24	38.66	85.46	94.30	78.53	87.57
Other	173,843,086.01	17.57%	132,502.35	7.159	0.00	632	80.40	38.22	93.11	92.56	64.54	77.97
TOTAL	989,221,371.19	100.00%	**182,009.45**	**6.732**	**0.00**	**640**	**75.54**	**40.16**	**86.68**	**93.49**	**75.57**	**71.00**

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	Total Balance % [2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	4,212,097.64	0.43%	49,554.09	7.889	0.00	595	63.57	32.11	92.96	90.63	85.34	75.29
$51 – $200K	422,395,087.80	42.70%	117,855.77	7.077	0.00	625	74.34	38.38	90.13	91.93	70.76	75.69
$200.1 – $250K	122,589,395.64	12.39%	225,763.16	6.626	0.00	637	74.30	40.62	89.36	93.88	80.92	75.88
$250.1 – $300K	117,611,781.02	11.89%	274,793.88	6.451	0.00	645	75.23	41.38	84.11	93.70	81.61	67.76
$300.1 – $400K	166,409,963.83	16.82%	345,966.66	6.457	0.00	655	77.68	41.57	82.26	95.00	75.91	66.60
$400.1 – $500K	90,058,212.07	9.10%	448,050.81	6.354	0.00	659	78.56	42.81	80.23	96.82	80.59	65.16
$500.1 – $600K	46,259,189.94	4.68%	550,704.64	6.373	0.00	669	79.91	42.14	85.47	97.45	82.06	56.52
$600.1 – $700K	14,962,533.76	1.51%	650,544.95	6.353	0.00	673	70.34	39.99	78.41	82.18	60.57	42.55
$700.1 – $800K	3,046,666.20	0.31%	761,666.55	6.450	0.00	650	80.20	46.00	75.19	100.00	74.99	100.00
$800.1 – $900K	1,676,443.29	0.17%	838,221.65	5.875	0.00	725	63.04	43.37	100.00	100.00	100.00	100.00
$900.1 – $1000K	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
>$1000K	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	**182,009.45**	**6.732**	**0.00**	**640**	**75.54**	**40.16**	**86.68**	**93.49**	**75.57**	**71.00**

Principal Balance: Average 182,009.45 **Min:** 33,756.31 **Max:** 873,128.26

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	Total Balance % [2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Full Doc	702,346,818.73	71.00%	175,542.82	6.642	0.00	634	76.42	40.43	88.60	94.76	76.13
Stated Doc	271,400,443.99	27.44%	199,853.05	6.979	0.00	653	73.23	39.75	81.37	90.19	74.14
Limited Doc	15,474,108.47	1.56%	203,606.69	6.494	0.00	646	76.42	34.74	92.84	93.65	75.02
NINA	-	0.00%	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	-	0.00%	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	**182,009.45**	**6.732**	**0.00**	**640**	**75.54**	**40.16**	**86.68**	**93.49**	**75.57**

PROPERTY TYPE

Property Type	Total Balance Amount	%	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	751,954,811.31	76.01%	176,722.63	6.727	0.00	637	75.30	39.99	95.53	76.91	71.91
PUD	105,520,130.18	10.67%	189,443.68	6.740	0.00	636	77.67	40.17	96.45	66.38	77.27
2 – 4 Family	81,024,888.38	8.19%	239,718.60	6.811	0.00	663	74.09	41.65	73.43	77.60	57.18
Condo	50,444,495.17	5.10%	178,881.19	6.671	0.00	648	77.01	40.30	89.04	71.60	66.89
Manufactured/modular	277,046.15	0.03%	92,348.72	7.159	0.00	667	84.68	40.29	100.00	80.15	0.00
TOTAL	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	93.49	75.57	71.00

PMI - PRIMARY MORTGAGE INSURANCE

There is no Mortgage Insurance in this pool

Mortgage Insurance	Total Balance Amount	%	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI												
Loans >80 LTV w/o MI												
Other												
TOTAL												

LOAN PURPOSE

Loan Purpose	Total Balance Amount	%	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ
Refinance – Cashout	747,548,423.04	75.57%	188,536.80	6.678	0.00	636	74.08	40.17	86.73	94.57
Purchase	115,157,879.33	11.64%	172,909.73	7.108	0.00	664	81.05	40.04	79.92	83.21
Refinance – Rate Term	126,515,068.82	12.79%	157,357.05	6.709	0.00	640	79.19	40.20	92.56	96.45
Other	0.00	0.00%	0.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.15935	86.68	93.49

COLLATERAL TYPE - FIXED/FLOATING

Product Type	Total Balance Amount	%	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57	0	0
Floating	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2/28	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
3/27	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.15935	86.68	93.49	75.57	0	0

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
First Lien	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57
Second Lien	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Third Lien	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Primary Residence	924,819,467.71	93.49%	185,149.04	6.687	0.00	638	75.49	40.27	88.68	100.00	76.44
Second Home	9,923,652.73	1.00%	211,141.55	6.936	0.00	678	73.42	38.83	73.35	0.00	41.02
Investment	54,478,250.75	5.51%	138,621.50	7.463	0.00	669	76.74	38.52	55.19	0.00	67.01
Non-owner	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	-	0.00%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
0 Months	189,817,476.27	19.19%	154,700.47	7.022	0.00	628	76.27	39.47	88.35	96.32	79.63
6 Months	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
12 Months	94,412,465.44	9.54%	261,530.38	6.630	0.00	647	74.46	42.83	66.23	93.80	79.41
24 Months	8,542,974.52	0.86%	174,346.42	7.225	0.00	626	75.34	38.53	80.32	86.99	48.45
36 Months	696,448,454.96	70.40%	183,372.42	6.661	0.00	642	75.49	40.01	89.08	92.76	74.28
60 Months	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Other	-	0.00%	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57

SECTION 32 LOANS

	Total Balance Amount	%[2]	Average Balance	WAC	% by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Yes	-		-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
No	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57
Total	989,221,371.19	100.00%	182,009.45	6.732	0.00	640	75.54	40.16	86.68	93.49	75.57

TOP 5 MSA

MSA	% of balance	%[2]
Los Angeles	2.41%	
Miami	1.52%	
Brooklyn	1.38%	
Houston	1.19%	
Las Vegas	0.88%	

TOP 5 ORIGINATORS

Originator	% of balance
New Century	100.00%

SERVICERS

Servicer	% of balance
Countrywide	100.00%

Appendix A

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name:			Moody's: Analyst Name:		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity
None	
>70% Loans w/ >80 LTV down to 80%	
50 - 70% Loans w/ >80 LTV down to 80	
50 - 70% Loans w/ >80 LTV down to 60	
>70% LTV >80% down to 60%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this material, the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in and/or buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

	A	B	C	D	E	F
1	***Please provide loan level data for the following attributes***					
2	LOANID	FICO	LTV	WAC	DTI	Principal Balance
3	1917281	663	79.86	6.650	40.30	$308,756.18
4	1927937	637	94.65	6.450	46.45	378,458.38
5	1939209	566	67.57	8.140	32.47	49,713.61
6	1943051	639	90.00	6.575	40.81	107,260.97
7	1946112	641	90.00	7.600	43.93	134,802.98
8	1969914	558	79.90	8.150	49.88	117,947.90
9	1975133	585	79.77	6.300	33.62	109,008.64
10	1991130	542	75.76	9.850	26.11	49,796.94
11	1996549	774	34.78	5.750	54.65	159,665.10
12	2003210	540	80.00	7.475	33.90	58,312.61
13	2007001	610	70.00	6.465	36.86	80,500.00
14	2007148	603	90.00	6.500	46.78	143,607.35
15	2010610	536	62.56	7.000	23.90	33,756.31
16	2010850	639	90.00	7.350	19.35	86,267.45
17	2011959	687	90.00	5.900	49.94	156,404.90
18	2013590	511	79.06	8.815	43.24	67,123.43
19	2013713	673	48.18	5.990	46.08	158,521.86
20	2014273	610	90.00	7.250	26.36	215,661.98
21	2016705	670	90.00	6.850	46.28	321,102.57
22	2016751	529	65.00	6.950	38.30	126,645.07
23	2017868	586	85.00	6.500	48.20	151,311.28
24	2019441	543	80.00	6.800	37.45	224,000.00
25	2020533	631	85.00	7.350	26.99	50,528.93
26	2022129	600	81.60	7.350	49.29	65,947.43
27	2022996	693	79.60	5.950	45.48	166,572.79
28	2025728	537	85.00	9.150	49.82	115,477.14
29	2025927	701	73.31	5.800	46.31	194,595.69
30	2026305	649	57.38	6.250	40.54	372,290.32
31	2027762	594	80.00	7.165	27.53	55,474.40
32	2028477	642	81.01	6.250	33.23	74,829.52
33	2029355	665	80.50	5.990	22.54	160,515.84
34	2029426	624	83.80	7.650	49.28	175,725.73
35	2029783	697	81.74	5.990	37.63	187,434.65
36	2029981	568	77.33	6.725	49.99	89,544.35
37	2030119	688	90.00	7.300	46.92	138,982.07
38	2030850	569	80.00	8.950	27.83	63,929.09
39	2030882	566	83.57	6.850	33.66	91,697.83
40	2032437	561	85.00	7.550	48.25	212,343.87
41	2032964	661	90.00	6.750	49.92	372,529.83
42	2033463	642	94.00	6.700	17.78	131,254.82
43	2034017	628	85.21	7.350	49.21	60,360.35
44	2034399	571	75.00	10.040	37.36	71,904.46
45	2035988	716	47.62	5.750	36.21	249,476.72
46	2036171	660	87.41	6.000	47.73	117,764.47
47	2036182	552	82.35	7.150	49.02	69,888.27
48	2036210	621	94.71	5.990	31.76	165,251.56
49	2036239	655	85.00	5.990	49.48	229,041.05
50	2036793	634	80.00	6.490	48.08	150,925.35
51	2036903	745	90.00	6.650	38.11	110,406.80
52	2036920	580	76.83	7.700	24.10	154,977.99

	A	B	C	D	E	F
53	2036974	655	85.00	6.300	54.35	124,528.49
54	2037273	584	90.00	8.200	39.25	103,366.19
55	2037803	729	86.36	5.990	24.67	189,428.63
56	2037804	626	85.00	6.700	19.87	149,631.49
57	2037973	555	80.00	7.975	49.03	106,981.67
58	2038268	625	76.31	6.715	23.03	189,669.66
59	2038410	603	76.78	6.725	29.54	109,800.00
60	2038505	525	58.00	9.300	22.12	118,777.53
61	2038708	632	85.00	6.500	30.26	77,719.04
62	2039238	706	70.00	6.950	22.68	160,376.31
63	2039386	598	75.00	7.900	35.13	89,065.46
64	2039471	628	75.56	6.965	49.02	133,416.89
65	2039753	682	82.61	6.350	28.19	94,733.35
66	2039762	585	85.00	6.000	40.74	288,132.57
67	2039773	689	85.00	6.350	43.24	148,332.48
68	2040111	670	85.00	6.400	38.56	55,750.83
69	2040188	510	75.00	8.775	40.28	80,906.94
70	2040623	615	86.57	6.450	34.46	108,852.78
71	2040657	690	79.93	6.400	20.39	175,924.23
72	2041371	628	82.94	7.000	45.98	70,325.62
73	2041446	580	80.00	8.090	23.29	107,785.10
74	2041780	642	90.00	7.200	45.92	107,743.19
75	2041793	670	95.00	7.450	22.69	98,651.42
76	2041800	626	80.00	5.990	37.53	199,800.52
77	2041820	601	84.00	8.500	20.10	50,338.72
78	2042179	582	80.00	6.550	47.93	91,698.22
79	2042448	625	95.00	6.950	49.83	189,684.52
80	2042507	528	85.00	8.825	23.12	76,456.67
81	2042901	588	83.39	5.900	40.76	129,118.85
82	2043097	614	78.57	5.750	29.84	274,424.39
83	2043221	670	87.00	6.650	35.14	138,831.32
84	2043356	562	80.00	8.800	45.79	91,503.10
85	2043442	660	70.00	7.075	36.74	83,795.27
86	2043449	609	75.00	7.650	36.29	599,133.07
87	2044035	622	90.00	6.200	40.26	574,335.97
88	2044083	594	85.00	7.000	23.07	114,466.17
89	2044181	652	85.00	5.990	37.61	241,521.51
90	2044769	629	77.64	7.150	42.77	125,000.00
91	2045309	542	70.00	8.450	28.14	262,177.54
92	2045457	671	90.00	9.500	48.27	120,420.63
93	2045614	566	79.21	7.350	22.65	79,877.27
94	2045835	554	90.00	8.450	27.81	59,290.16
95	2045967	654	65.00	9.940	46.12	97,500.00
96	2046001	605	85.00	6.000	26.56	283,333.34
97	2046004	532	80.00	10.850	45.77	58,356.78
98	2046103	628	95.00	7.050	45.86	240,709.00
99	2046152	573	84.00	7.750	35.14	188,597.23
100	2046390	607	50.00	5.900	28.63	194,603.29
101	2046613	530	80.00	8.900	53.88	85,552.26
102	2046641	633	89.64	6.250	37.98	246,031.00
103	2046907	720	54.01	5.750	33.45	557,036.55
104	2047010	561	65.87	7.500	40.63	151,274.43
105	2047105	638	84.71	8.150	30.93	71,637.62
106	2047147	684	74.78	6.600	34.72	343,080.00

	A	B	C	D	E	F
107	2047736	632	43.27	6.540	37.79	168,196.88
108	2047773	711	90.00	8.450	40.48	58,391.83
109	2048387	631	79.45	5.750	45.29	289,392.99
110	2048467	606	80.00	6.475	46.75	83,846.97
111	2048624	613	37.75	6.250	16.20	284,457.75
112	2048901	592	65.00	6.800	34.57	210,564.32
113	2049109	567	80.00	7.575	46.46	87,202.91
114	2049228	582	80.00	7.840	45.21	99,790.71
115	2049354	551	68.33	6.450	51.51	163,699.79
116	2049494	586	80.00	8.600	31.13	103,938.28
117	2049587	651	90.00	6.450	41.96	359,340.99
118	2049593	674	70.00	6.250	51.31	233,829.01
119	2049616	683	80.00	6.650	47.53	215,619.66
120	2049652	611	89.23	6.750	35.15	160,455.69
121	2049761	577	81.90	7.700	20.19	94,795.51
122	2049868	647	95.00	8.450	48.79	60,687.57
123	2050011	642	85.00	8.250	34.11	91,623.18
124	2050099	643	65.48	6.850	32.30	164,860.70
125	2050352	643	83.15	6.250	48.84	381,405.53
126	2051199	683	95.00	7.850	42.90	164,236.32
127	2051329	603	84.90	5.750	42.04	252,470.44
128	2051358	631	75.00	6.250	54.95	138,486.01
129	2051484	563	72.66	7.165	53.00	92,851.99
130	2051493	710	61.46	7.350	38.61	73,636.86
131	2051661	641	83.13	6.600	46.86	99,487.00
132	2051708	732	80.00	6.425	30.18	113,927.99
133	2051737	716	50.00	6.250	41.75	349,334.08
134	2051820	590	85.00	6.250	35.09	72,112.54
135	2052031	612	80.00	7.600	44.42	113,366.04
136	2052050	634	83.68	6.250	29.89	158,697.48
137	2052238	585	95.00	8.150	43.48	161,182.53
138	2052385	569	92.23	6.550	42.55	94,829.44
139	2052520	635	90.00	8.950	25.89	62,713.09
140	2052656	633	80.00	6.940	48.96	71,880.21
141	2052676	635	73.15	6.050	49.23	394,610.52
142	2052778	598	75.64	7.850	41.75	117,836.23
143	2052820	687	80.00	6.990	42.80	75,874.80
144	2052850	640	80.00	7.800	37.76	191,730.83
145	2053083	552	90.00	8.700	26.39	150,304.41
146	2053233	610	72.06	7.500	39.62	97,854.08
147	2053317	639	80.00	6.065	43.33	66,970.21
148	2053318	604	75.00	8.400	33.89	103,371.55
149	2053323	520	80.00	8.665	46.22	107,227.17
150	2053436	612	24.39	6.700	54.38	98,822.02
151	2053633	603	65.00	6.250	23.71	146,036.62
152	2053700	603	66.55	6.250	34.83	192,447.76
153	2053800	526	80.65	8.050	42.57	49,933.36
154	2053931	616	55.52	5.750	40.29	371,221.36
155	2054001	615	90.00	6.500	54.60	185,792.01
156	2054107	614	90.00	6.500	43.63	215,608.41
157	2054148	652	88.00	6.250	52.12	263,497.71
158	2054300	633	69.23	6.550	43.79	89,838.41
159	2054460	662	90.00	6.250	45.90	368,297.93
160	2054504	608	80.00	6.850	48.13	82,260.47

	A	B	C	D	E	F
161	2054718	783	85.00	6.800	24.24	100,042.00
162	2054921	599	80.00	5.750	37.31	251,472.53
163	2054935	654	85.00	6.600	37.49	155,273.42
164	2055046	647	90.00	7.825	46.27	61,064.97
165	2055171	729	90.00	6.250	24.56	98,716.72
166	2055686	622	94.00	7.350	48.23	286,976.06
167	2055753	581	85.00	7.700	35.16	50,696.35
168	2055761	710	64.00	6.250	12.91	156,351.34
169	2055795	574	67.83	6.250	21.45	77,851.60
170	2056074	603	85.00	6.600	33.36	127,273.30
171	2056091	655	90.00	5.850	49.51	94,668.90
172	2056216	591	87.19	6.250	30.58	139,234.58
173	2056253	590	65.00	6.750	46.33	175,196.95
174	2056259	681	95.00	7.900	40.10	123,330.32
175	2056417	600	80.00	7.640	48.66	87,528.39
176	2056445	666	95.00	8.250	25.55	56,838.89
177	2056512	651	90.00	7.250	33.34	53,957.87
178	2056545	657	80.00	6.325	38.72	80,249.22
179	2056659	655	85.00	6.250	39.43	328,008.75
180	2056909	560	75.00	8.350	54.30	146,815.68
181	2057081	597	80.00	6.325	54.50	263,753.11
182	2057092	702	72.09	6.450	53.04	283,578.63
183	2057115	608	53.51	6.600	28.91	98,823.97
184	2057771	647	80.00	6.365	15.46	85,084.95
185	2057810	578	80.00	6.625	40.60	75,693.84
186	2058198	581	80.00	6.620	49.08	137,842.13
187	2058258	696	95.00	7.100	19.27	212,931.19
188	2058285	552	65.00	7.990	25.44	109,932.74
189	2058564	645	65.00	6.650	22.03	194,216.81
190	2058572	557	80.00	6.725	47.79	49,913.24
191	2058581	680	90.00	6.900	18.47	82,661.16
192	2058611	677	35.95	6.725	40.48	150,737.98
193	2058671	645	90.00	6.250	49.39	332,047.16
194	2058876	669	82.09	6.250	44.04	109,685.25
195	2058931	667	90.00	6.000	17.55	143,712.58
196	2058933	600	57.32	6.550	53.89	234,578.08
197	2058937	642	85.00	6.250	32.52	118,773.59
198	2059038	701	85.00	5.990	44.84	263,500.00
199	2059068	607	88.00	6.350	48.97	237,156.57
200	2059088	648	70.56	5.750	50.83	566,811.10
201	2059114	664	79.38	6.565	34.96	76,687.57
202	2059125	615	90.00	6.300	43.66	240,745.49
203	2059265	708	88.95	6.250	41.09	84,258.21
204	2059748	724	68.87	6.000	35.87	364,271.46
205	2059782	624	47.41	6.550	41.83	638,850.93
206	2059789	638	75.00	5.750	30.32	411,636.59
207	2059832	610	74.12	6.775	35.12	62,837.15
208	2059875	615	78.48	6.600	49.36	185,669.28
209	2059884	501	80.00	10.740	43.30	119,954.72
210	2059913	622	82.95	6.750	42.52	182,184.86
211	2060027	561	85.00	7.700	36.80	109,842.08
212	2060486	582	75.00	6.350	25.36	108,750.00
213	2060725	563	80.00	8.100	42.58	115,846.95
214	2060808	637	85.00	5.990	41.04	263,237.18

	A	B	C	D	E	F
215	2060822	578	80.00	6.975	39.82	279,537.36
216	2060832	784	85.00	5.750	38.02	93,304.29
217	2060894	656	85.00	6.250	36.08	188,340.98
218	2061027	709	63.17	6.250	37.63	258,278.96
219	2061054	669	59.21	6.600	45.11	224,599.94
220	2061219	561	85.00	7.900	33.46	99,483.13
221	2061334	734	100.00	7.050	47.70	249,592.99
222	2061588	593	65.00	6.450	19.53	158,958.48
223	2061814	623	68.00	6.750	51.94	235,552.54
224	2061829	682	87.80	7.400	28.53	107,835.96
225	2061864	554	77.60	7.250	28.32	193,696.41
226	2061896	580	41.60	5.750	35.90	146,000.00
227	2061929	659	80.00	6.250	37.49	165,972.12
228	2062004	591	72.47	6.350	49.92	117,779.78
229	2062103	629	90.00	6.500	40.70	125,796.18
230	2062210	665	80.00	5.800	46.31	242,948.48
231	2062218	620	69.50	7.500	44.41	179,731.99
232	2062253	612	85.00	7.500	49.45	77,234.83
233	2062650	598	60.00	9.950	32.65	53,951.51
234	2062680	617	53.44	5.750	19.63	139,706.96
235	2062769	597	80.00	8.850	32.92	65,563.03
236	2062791	639	95.00	6.250	37.01	270,234.87
237	2062869	553	85.00	8.490	37.18	284,403.06
238	2062889	584	80.00	7.700	53.57	163,883.08
239	2062947	594	80.00	7.200	29.04	126,200.23
240	2062986	655	80.00	6.500	37.65	202,033.06
241	2063224	641	73.13	6.700	47.58	175,193.97
242	2063265	548	80.00	9.390	45.63	158,320.26
243	2063267	738	63.52	6.000	51.46	288,423.16
244	2063346	592	85.00	8.400	46.59	76,405.06
245	2063432	625	88.56	5.990	45.05	202,394.44
246	2063601	553	76.42	6.350	29.37	93,824.57
247	2063636	634	90.00	8.550	23.07	130,342.95
248	2063787	523	85.00	7.750	41.40	106,099.54
249	2063819	601	82.29	6.250	39.95	143,726.02
250	2063877	562	82.20	6.750	39.18	96,832.50
251	2063902	644	80.00	5.990	43.34	85,428.82
252	2064149	580	80.00	7.450	39.11	95,855.63
253	2064163	606	80.00	7.100	36.16	177,313.70
254	2064210	669	74.85	5.750	52.45	246,483.00
255	2064399	558	80.00	7.100	33.62	180,359.34
256	2064677	662	95.00	8.050	33.12	195,439.16
257	2064750	572	80.00	6.250	29.63	259,505.32
258	2064925	698	69.51	5.750	38.89	284,702.44
259	2064979	579	65.00	7.950	16.94	55,737.74
260	2065057	693	71.04	6.050	35.30	340,663.77
261	2065065	624	95.00	6.550	30.60	84,398.20
262	2065089	554	82.46	7.500	30.36	234,650.10
263	2065096	621	94.97	9.300	34.51	49,948.50
264	2065243	602	50.91	6.300	53.33	139,707.62
265	2065263	616	82.17	6.250	48.00	257,457.96
266	2065340	617	80.00	7.100	40.12	125,397.53
267	2065384	652	60.00	6.950	37.98	108,000.00
268	2065419	715	85.00	5.750	53.62	347,770.55

	A	B	C	D	E	F
269	2065670	671	90.00	6.250	49.45	157,200.34
270	2065672	591	85.00	7.850	39.55	101,858.44
271	2065946	601	95.00	8.150	44.17	117,646.15
272	2066004	586	80.00	6.950	45.89	119,800.75
273	2066253	554	82.56	7.350	44.90	70,891.08
274	2066323	610	81.47	6.250	45.35	138,236.49
275	2066404	607	38.25	7.200	53.58	165,689.00
276	2066417	550	48.94	7.300	31.16	92,000.00
277	2066440	643	90.00	6.600	36.75	265,027.93
278	2066518	652	75.00	6.250	30.41	168,428.93
279	2066630	585	89.70	6.250	54.99	179,058.67
280	2066654	591	42.67	8.450	53.99	165,898.40
281	2066742	511	75.00	9.050	28.66	54,750.00
282	2066744	594	80.24	6.350	32.74	84,250.00
283	2066760	625	93.83	7.200	24.29	75,879.88
284	2066833	645	80.00	6.250	43.81	175,665.14
285	2067389	642	66.04	6.300	43.96	349,340.46
286	2067666	620	82.86	6.100	33.49	289,432.12
287	2067729	662	54.35	6.250	49.83	123,491.16
288	2067739	609	63.72	5.800	43.87	151,984.22
289	2067742	614	50.17	6.350	47.51	147,862.26
290	2068006	670	81.22	5.750	45.91	182,367.48
291	2068227	690	92.23	6.550	42.99	521,062.79
292	2068228	666	85.00	7.200	47.10	77,906.11
293	2068230	621	73.41	6.400	50.30	312,000.00
294	2068360	588	75.00	6.850	23.41	131,139.19
295	2068389	608	90.00	7.550	43.64	224,668.32
296	2068471	515	85.00	8.250	48.23	204,000.00
297	2068822	702	94.98	6.650	39.58	361,182.61
298	2068949	589	85.00	6.750	25.11	143,401.94
299	2069051	595	85.00	6.500	25.69	114,646.26
300	2069260	668	83.99	5.750	39.70	423,100.67
301	2069299	598	85.00	7.250	46.72	57,709.55
302	2069359	600	60.00	6.275	54.06	54,000.00
303	2069449	628	90.00	6.250	47.94	112,026.06
304	2069911	603	90.00	7.850	38.42	188,737.69
305	2070267	659	85.00	5.800	34.04	275,677.23
306	2070313	578	47.97	5.850	29.20	188,611.83
307	2070321	670	95.00	7.700	49.08	109,250.00
308	2070364	575	77.69	7.438	49.51	101,000.00
309	2070460	653	80.00	6.490	47.54	67,817.61
310	2070581	655	75.00	7.850	22.28	74,739.71
311	2070682	592	90.00	6.500	45.73	136,676.33
312	2070683	558	47.87	6.950	54.63	89,925.50
313	2070684	644	69.93	5.750	30.46	199,581.37
314	2070759	611	48.00	7.150	40.50	178,875.61
315	2070842	621	78.87	6.750	45.24	559,032.99
316	2070896	577	62.08	6.250	51.71	274,476.78
317	2070958	546	90.00	6.500	42.88	98,820.52
318	2071168	593	63.05	6.250	41.36	185,646.11
319	2071192	552	67.11	6.200	54.39	254,510.15
320	2071221	665	67.21	6.250	49.45	204,609.96
321	2071423	568	80.00	7.700	10.02	50,000.00
322	2071468	746	90.00	5.900	38.10	229,033.11

	A	B	C	D	E	F
323	2071709	564	73.19	6.800	22.28	100,913.89
324	2071747	664	95.00	5.800	37.37	284,409.08
325	2071748	678	78.46	5.990	48.31	509,491.32
326	2072000	668	85.00	5.750	33.14	475,003.67
327	2072057	611	85.00	6.600	34.99	289,334.63
328	2072110	588	90.00	7.500	32.01	136,698.47
329	2072147	670	90.00	5.850	38.07	255,973.20
330	2072221	790	37.25	6.150	21.39	139,429.05
331	2072435	617	80.00	7.100	22.73	112,092.32
332	2072465	625	81.25	6.900	22.36	519,128.06
333	2072573	567	83.29	6.950	27.26	120,670.03
334	2072683	631	85.00	6.500	49.57	246,053.11
335	2072772	641	93.60	5.950	44.76	467,056.93
336	2072934	693	95.00	6.850	42.99	332,219.28
337	2073017	599	80.00	7.200	47.02	205,438.01
338	2073118	643	56.25	6.750	19.44	180,000.00
339	2073370	565	70.00	7.275	43.93	114,710.89
340	2073455	659	63.66	6.250	50.97	294,753.00
341	2073561	593	85.00	5.750	17.97	169,644.17
342	2073968	692	81.51	5.750	47.53	377,306.24
343	2074062	613	90.00	6.850	49.17	229,111.38
344	2074158	594	70.73	6.400	45.75	396,765.27
345	2074171	632	83.91	6.025	49.64	365,000.00
346	2074272	633	83.75	6.975	46.18	66,889.30
347	2074288	662	85.25	6.600	36.32	100,510.81
348	2074552	660	89.55	5.850	22.00	299,383.86
349	2074570	671	95.00	7.075	49.98	108,598.78
350	2074613	653	58.63	5.750	39.04	511,926.23
351	2074614	545	70.00	7.915	29.76	60,200.00
352	2074712	615	95.00	7.800	44.14	83,482.80
353	2074730	617	60.00	6.100	44.93	419,177.56
354	2074789	585	72.00	6.700	54.78	125,496.97
355	2074804	636	95.00	5.950	49.33	402,936.40
356	2074951	703	90.00	6.950	49.97	292,014.33
357	2075102	632	76.17	6.000	21.34	146,853.66
358	2075187	580	69.52	6.250	44.09	218,792.20
359	2075230	568	51.43	8.100	40.48	179,881.65
360	2075314	601	84.85	7.500	43.70	139,896.10
361	2075406	702	95.00	5.900	46.57	450,331.98
362	2075474	771	89.06	5.900	47.55	142,210.10
363	2075579	634	80.00	7.440	43.89	558,299.81
364	2075583	635	90.00	7.075	44.46	274,278.30
365	2075639	565	76.00	6.650	48.74	102,187.92
366	2075661	615	80.00	6.450	47.69	104,608.16
367	2075692	640	75.00	6.640	42.34	303,214.11
368	2075695	568	40.38	6.600	50.24	106,905.14
369	2075820	648	95.00	7.450	50.08	111,931.42
370	2075821	572	65.00	8.050	27.13	57,525.00
371	2075822	640	82.00	6.200	39.51	103,121.52
372	2075981	642	85.00	6.100	37.64	263,242.66
373	2076007	622	95.00	8.200	49.92	170,778.93
374	2076047	649	95.00	6.450	47.13	104,404.61
375	2076244	614	90.00	6.700	45.68	134,882.62
376	2076279	630	37.50	5.750	27.91	446,831.24

	A	B	C	D	E	F
377	2076477	694	95.00	5.990	50.38	210,689.65
378	2076585	559	54.48	9.400	24.76	78,960.31
379	2076596	644	80.00	6.375	17.86	91,914.79
380	2076682	533	88.69	8.800	40.25	115,234.35
381	2076774	631	80.00	6.440	32.85	79,200.00
382	2076793	547	72.14	8.640	33.46	100,940.55
383	2076804	726	82.13	5.750	23.26	169,644.17
384	2076943	653	63.26	5.950	45.51	271,451.89
385	2077052	653	90.00	6.700	48.32	121,288.13
386	2077056	607	80.00	6.965	44.19	81,082.05
387	2077092	600	74.47	7.390	33.68	69,742.94
388	2077206	676	57.46	5.750	54.80	180,621.14
389	2077255	601	95.00	7.400	47.85	59,804.69
390	2077446	671	63.24	5.750	34.46	214,775.53
391	2077513	661	61.54	7.600	54.82	79,941.81
392	2077532	754	85.00	5.750	39.96	140,604.40
393	2077861	639	95.00	7.150	51.69	94,848.36
394	2077942	635	80.00	5.965	46.19	199,598.13
395	2078018	507	85.00	7.600	46.68	312,343.49
396	2078041	620	80.00	6.700	25.19	99,913.06
397	2078323	578	61.46	5.750	18.27	117,753.01
398	2078355	716	84.75	5.750	34.82	249,476.72
399	2078401	600	90.00	8.450	41.39	83,648.77
400	2078680	631	80.00	6.100	41.02	503,013.07
401	2078768	659	87.27	5.750	52.75	95,570.97
402	2078774	518	80.00	8.565	44.21	116,730.18
403	2078812	632	78.67	5.750	54.86	294,382.53
404	2078862	719	74.00	5.800	26.72	217,847.38
405	2079105	571	84.00	7.000	49.82	314,482.09
406	2079144	732	66.04	5.750	50.92	462,300.00
407	2079310	655	90.00	6.800	31.84	71,536.43
408	2079427	514	65.00	9.790	16.94	64,840.13
409	2079580	637	67.15	5.750	53.95	124,638.57
410	2079781	575	80.00	6.975	25.61	58,351.89
411	2079865	623	85.00	6.000	40.05	110,390.00
412	2079963	511	90.00	8.850	39.05	182,493.33
413	2079965	789	95.00	5.750	28.21	203,822.48
414	2079978	625	90.00	6.800	32.20	175,350.37
415	2080046	701	78.02	5.990	33.59	316,000.00
416	2080198	621	93.68	6.500	21.17	88,636.06
417	2080229	639	90.00	6.750	43.27	98,914.76
418	2080264	705	79.38	6.075	31.76	51,246.51
419	2080502	616	90.00	7.400	48.23	69,194.74
420	2080647	682	42.44	6.500	23.11	87,000.00
421	2080685	639	70.00	6.900	51.78	112,000.00
422	2081019	662	95.00	6.100	45.10	109,143.30
423	2081055	672	57.21	6.600	46.39	234,000.00
424	2081056	534	80.00	7.125	54.62	77,054.04
425	2081105	574	80.00	7.475	49.56	79,940.33
426	2081125	618	80.00	6.950	51.82	142,400.00
427	2081252	654	80.00	6.540	28.09	106,400.00
428	2081303	609	80.00	6.950	38.87	188,000.00
429	2082289	668	58.82	7.200	30.98	149,881.82
430	2082704	628	65.00	7.650	39.39	59,800.00

	A	B	C	D	E	F
431	2083692	603	80.00	7.350	49.74	167,871.53
432	2083790	664	85.00	5.750	49.97	403,328.46
433	2083815	650	90.00	5.950	30.57	519,151.74
434	2083887	601	30.70	6.475	52.42	284,000.00
435	2083898	690	79.58	6.000	43.75	377,245.52
436	2083917	737	95.00	5.750	31.27	201,189.73
437	2083943	606	85.00	7.850	42.99	169,882.41
438	2083959	601	80.00	6.700	39.93	60,800.00
439	2084043	708	87.93	6.350	37.20	250,600.00
440	2084052	516	80.00	5.900	36.57	265,858.04
441	2084082	643	80.00	7.390	37.70	251,808.82
442	2084106	556	85.00	7.500	38.35	186,436.53
443	2084124	642	70.00	5.750	37.61	300,369.97
444	2084133	727	83.87	5.750	48.90	389,592.82
445	2084210	707	63.01	5.750	50.41	263,447.41
446	2084215	578	69.63	6.500	41.26	601,208.08
447	2084242	564	83.78	6.500	30.44	204,877.90
448	2084272	611	71.92	5.750	36.36	355,628.31
449	2084309	535	64.02	8.015	29.84	68,454.18
450	2084613	686	80.00	6.050	49.99	92,308.89
451	2084686	610	89.87	6.650	47.23	354,374.91
452	2084777	643	48.29	5.750	52.50	112,603.09
453	2084797	622	80.00	6.850	49.12	131,089.23
454	2084843	618	56.96	6.200	28.65	130,723.13
455	2084912	643	67.69	6.450	30.33	131,563.26
456	2084933	719	68.00	5.750	53.44	508,932.51
457	2085030	607	95.00	9.150	33.46	69,313.29
458	2085126	655	90.00	5.950	37.04	355,142.70
459	2085176	635	80.00	5.750	32.00	99,895.59
460	2085203	716	73.08	5.750	20.18	94,666.32
461	2085249	633	87.57	5.990	38.20	158,341.91
462	2085274	616	71.93	5.850	39.63	409,157.94
463	2085288	666	68.97	5.765	35.70	59,789.52
464	2085333	673	67.97	6.150	51.31	207,293.88
465	2085343	651	79.48	5.750	22.78	305,359.50
466	2085347	715	64.03	5.750	35.94	234,488.16
467	2085363	615	80.00	6.875	39.43	90,223.81
468	2085367	737	67.02	5.750	42.93	249,738.98
469	2085479	663	90.00	5.750	41.33	266,740.51
470	2085544	665	84.28	5.750	39.77	199,541.45
471	2085545	626	62.38	5.750	36.94	65,353.99
472	2085553	664	21.03	5.750	49.96	81,711.98
473	2085554	664	70.00	5.750	49.95	127,616.62
474	2085565	698	15.00	5.750	41.02	119,748.82
475	2085585	652	80.00	6.150	32.80	171,833.63
476	2085604	627	87.00	7.050	22.67	486,804.57
477	2085613	652	70.00	5.750	28.97	293,693.05
478	2085653	636	62.62	5.750	29.94	66,850.65
479	2085654	581	85.00	7.050	37.36	67,944.81
480	2085674	704	66.92	6.375	31.70	173,420.58
481	2085679	684	80.00	5.750	49.47	98,851.57
482	2085682	550	90.00	6.950	44.22	116,903.15
483	2085687	630	95.00	6.575	11.88	109,152.67
484	2085769	639	85.00	8.800	44.82	66,224.22

	A	B	C	D	E	F
485	2085784	608	80.00	7.250	24.59	167,868.94
486	2085799	623	40.68	5.990	28.59	89,500.00
487	2085826	628	26.30	6.550	43.48	95,685.10
488	2085851	666	47.98	5.750	51.89	225,264.56
489	2085877	600	80.00	8.175	47.30	85,457.81
490	2085879	690	93.86	7.950	29.41	53,427.23
491	2085882	666	59.11	5.750	46.06	119,732.50
492	2085905	692	90.00	6.650	39.58	114,199.65
493	2085909	651	84.68	6.600	40.45	78,680.18
494	2085912	684	66.00	6.550	39.36	130,563.01
495	2086004	643	95.00	5.850	39.74	104,392.95
496	2086025	579	95.00	8.750	48.80	106,338.78
497	2086071	790	41.39	5.750	21.07	184,004.69
498	2086113	629	44.68	5.750	52.90	209,560.44
499	2086122	641	77.14	7.550	38.42	269,601.99
500	2086125	600	80.00	6.650	40.18	282,859.35
501	2086214	657	58.48	6.150	46.65	134,310.35
502	2086219	592	48.66	6.550	27.14	125,000.00
503	2086297	800	90.00	6.900	29.25	242,796.85
504	2086299	673	42.00	6.450	24.70	262,260.38
505	2086307	683	95.00	5.750	53.50	167,025.43
506	2086319	624	95.00	6.700	23.21	85,425.66
507	2086320	620	90.00	6.750	21.32	220,500.00
508	2086327	628	90.00	7.575	51.94	69,249.34
509	2086334	617	66.56	5.850	52.38	203,000.00
510	2086418	515	61.00	8.850	47.91	152,414.06
511	2086434	687	80.00	6.500	48.28	102,307.43
512	2086545	610	83.75	6.200	50.28	134,000.00
513	2086553	711	46.34	5.750	35.47	189,602.31
514	2086614	634	85.47	5.850	36.08	152,843.27
515	2086693	612	85.00	7.500	18.97	72,119.52
516	2086706	700	80.00	5.850	35.60	135,860.68
517	2086798	629	75.00	6.500	54.86	307,500.00
518	2086823	636	75.00	5.750	27.40	344,277.87
519	2086857	632	80.00	6.865	46.54	95,919.19
520	2086871	723	95.00	5.750	42.46	454,983.50
521	2086872	653	95.00	8.000	44.69	98,733.71
522	2086884	576	48.05	6.650	19.83	160,000.00
523	2086939	742	66.54	5.775	38.98	277,557.69
524	2087064	611	84.27	5.750	44.54	195,295.89
525	2087156	624	80.00	6.615	49.03	100,710.89
526	2087175	752	79.58	5.750	32.72	151,841.30
527	2087189	582	95.00	8.550	40.68	92,803.84
528	2087261	531	71.43	9.740	30.45	49,931.90
529	2087265	664	65.00	5.750	40.08	298,687.83
530	2087333	720	71.79	7.350	47.00	139,892.94
531	2087372	694	90.00	6.050	49.64	247,255.96
532	2087388	624	80.00	5.750	40.61	117,477.22
533	2087458	669	59.29	6.400	51.48	82,923.50
534	2087480	627	70.00	8.600	18.30	196,000.00
535	2087521	551	62.50	6.600	29.56	75,000.00
536	2087555	574	70.00	8.750	17.60	80,407.03
537	2087606	620	80.00	6.250	50.65	123,882.34
538	2087618	650	63.26	5.750	46.40	164,731.96

	A	B	C	D	E	F
539	2087631	757	80.00	7.250	46.65	183,856.46
540	2087649	731	85.00	5.800	47.07	602,248.71
541	2087670	566	80.00	7.450	23.56	52,800.00
542	2087708	569	80.00	7.875	41.78	91,936.69
543	2087722	620	85.00	6.250	30.87	76,002.82
544	2087786	583	65.00	6.465	29.55	90,267.77
545	2087794	659	88.89	6.600	33.44	135,879.42
546	2087798	615	80.00	6.525	25.97	59,878.02
547	2087826	589	80.00	9.315	21.81	66,400.00
548	2087917	593	69.33	5.750	25.09	103,891.42
549	2087925	631	56.52	5.750	42.55	64,771.69
550	2087951	664	52.55	5.750	30.68	174,217.92
551	2087961	679	84.46	5.800	47.18	249,481.65
552	2087971	690	32.00	5.990	22.53	319,680.83
553	2088021	610	80.00	6.625	37.80	100,711.07
554	2088033	585	75.00	6.200	41.10	262,248.52
555	2088096	658	84.78	5.850	29.05	194,800.24
556	2088224	596	85.00	5.900	52.50	182,378.22
557	2088326	750	82.94	5.750	49.43	140,685.69
558	2088342	674	80.00	6.450	25.23	125,485.35
559	2088343	710	84.00	5.750	34.45	441,000.00
560	2088456	596	65.00	6.300	24.21	107,250.00
561	2088468	700	85.00	6.000	25.30	52,647.54
562	2088491	626	80.00	6.890	42.88	99,805.46
563	2088512	571	72.92	6.100	15.58	94,800.00
564	2088693	671	81.76	5.750	44.93	367,079.89
565	2088736	588	75.00	10.750	49.55	85,467.81
566	2088765	760	90.00	5.990	37.60	75,524.60
567	2088893	660	85.00	5.750	28.15	199,541.45
568	2088912	752	39.84	5.750	18.92	99,648.76
569	2088913	620	76.26	6.600	38.34	61,568.25
570	2088956	667	70.93	5.850	15.89	121,875.02
571	2088999	664	90.00	8.150	34.07	112,426.78
572	2089008	621	95.00	7.800	17.68	141,550.00
573	2089032	614	57.30	5.850	45.74	78,419.58
574	2089033	635	80.00	6.300	21.43	50,400.00
575	2089044	635	90.00	7.600	37.50	136,610.56
576	2089102	679	60.14	5.750	45.28	206,038.85
577	2089123	649	90.00	6.750	43.66	127,689.97
578	2089127	635	84.94	5.750	33.82	484,493.63
579	2089192	640	85.00	5.750	12.95	165,576.95
580	2089199	530	80.00	7.600	46.11	94,400.00
581	2089229	640	80.00	5.900	30.30	203,584.99
582	2089232	626	95.00	6.950	36.09	136,686.76
583	2089249	720	79.06	5.850	29.72	75,237.05
584	2089251	648	44.88	5.750	42.66	161,830.86
585	2089262	616	59.56	5.750	27.05	270,432.76
586	2089301	521	50.00	7.700	26.43	147,000.00
587	2089306	776	78.61	5.750	37.57	163,329.30
588	2089327	650	85.00	7.500	42.75	95,129.35
589	2089380	535	80.00	8.640	41.46	63,962.33
590	2089385	709	90.00	7.050	44.53	152,875.82
591	2089390	663	71.43	5.750	23.75	249,738.98
592	2089411	651	90.00	6.975	37.85	242,799.83

	A	B	C	D	E	F
593	2089425	770	56.30	5.800	18.75	303,326.31
594	2089456	662	90.00	6.500	46.67	79,128.40
595	2089480	633	95.00	8.450	29.98	261,090.10
596	2089502	663	72.73	6.450	21.65	599,452.30
597	2089506	565	70.00	5.750	48.86	174,563.85
598	2089749	686	77.31	5.990	47.92	71,828.29
599	2089756	508	89.90	9.500	49.17	94,353.57
600	2089765	558	75.00	7.365	21.27	90,750.00
601	2089858	649	70.00	5.900	52.67	279,715.88
602	2089892	655	57.02	6.325	34.51	64,782.62
603	2089895	599	75.00	8.925	36.38	104,883.05
604	2089917	694	51.86	5.750	42.79	97,398.20
605	2089938	635	91.39	6.850	17.14	111,282.03
606	2089960	613	72.00	7.600	47.17	50,400.00
607	2089991	708	85.00	5.950	28.05	186,183.72
608	2090017	709	83.58	5.750	43.82	279,707.66
609	2090089	671	80.00	5.750	40.93	335,649.20
610	2090103	630	82.42	7.000	33.60	135,888.52
611	2090111	731	78.13	5.750	27.26	249,476.72
612	2090128	502	70.79	10.090	46.86	205,210.91
613	2090145	678	65.00	5.990	54.65	109,200.00
614	2090204	665	65.00	5.800	26.85	103,892.44
615	2090244	611	89.37	5.990	48.54	353,000.00
616	2090305	515	80.00	9.500	21.67	55,921.34
617	2090321	658	85.00	6.250	41.35	297,217.72
618	2090341	625	75.00	6.250	48.34	112,393.26
619	2090392	680	93.61	6.175	39.07	128,126.54
620	2090410	754	49.72	5.750	28.99	178,813.11
621	2090416	635	82.13	5.900	41.16	131,112.22
622	2090421	502	75.00	8.800	18.48	59,965.84
623	2090445	566	60.40	6.865	37.28	89,923.24
624	2090457	654	80.00	5.990	26.94	346,400.00
625	2090469	652	83.06	5.750	49.52	249,738.98
626	2090496	592	80.00	6.625	51.73	106,186.28
627	2090498	622	31.16	5.750	35.98	74,836.22
628	2090504	599	83.92	6.150	41.30	239,767.85
629	2090517	637	85.00	5.990	47.39	140,110.11
630	2090570	500	85.00	10.350	41.03	55,227.32
631	2090580	628	80.95	7.675	28.10	102,000.00
632	2090617	570	85.00	7.775	41.04	246,326.90
633	2090659	552	57.58	7.000	54.56	356,707.37
634	2090681	700	77.25	5.800	44.63	308,680.43
635	2090694	713	67.50	5.900	30.60	215,780.83
636	2090759	580	59.57	6.150	50.10	141,000.00
637	2090776	558	51.11	9.450	36.25	91,954.27
638	2090788	655	80.00	6.300	34.45	159,849.64
639	2090805	670	50.00	5.750	45.51	105,889.33
640	2090814	596	80.00	6.450	14.53	82,324.78
641	2090843	652	80.28	5.990	54.40	288,711.75
642	2090914	694	52.63	5.750	44.69	119,732.50
643	2090954	648	86.22	5.850	15.08	193,801.26
644	2090966	628	90.00	6.650	14.99	73,735.20
645	2090980	663	35.92	6.000	20.42	127,373.07
646	2090997	650	90.00	5.750	34.52	114,180.66

	A	B	C	D	E	F
647	2091028	737	51.20	5.750	45.07	127,866.36
648	2091053	640	80.00	5.990	43.85	228,000.00
649	2091060	700	47.81	5.750	42.67	221,834.70
650	2091183	651	76.07	8.500	45.04	195,381.57
651	2091189	687	80.00	5.775	44.56	116,540.40
652	2091217	673	67.53	6.300	43.24	51,825.72
653	2091233	637	85.00	7.250	0.63	80,687.01
654	2091241	534	75.00	8.640	47.90	73,531.70
655	2091250	660	65.71	5.750	30.32	229,759.87
656	2091263	654	75.88	5.750	16.42	386,595.95
657	2091275	664	73.90	5.750	48.33	254,683.82
658	2091305	621	59.31	6.950	46.75	162,365.48
659	2091329	573	92.61	6.950	37.31	124,926.50
660	2091344	624	90.00	6.250	39.83	153,304.40
661	2091354	574	78.26	6.800	31.45	179,846.53
662	2091355	543	85.00	9.300	27.48	61,200.00
663	2091363	638	75.00	8.440	32.49	128,792.70
664	2091377	691	85.00	6.900	38.26	254,504.52
665	2091402	583	74.63	6.500	39.30	249,774.00
666	2091434	570	62.92	6.700	27.48	92,800.00
667	2091597	583	80.00	8.600	45.81	62,400.00
668	2091599	592	78.43	6.625	40.31	79,839.31
669	2091672	635	71.67	7.100	54.92	86,000.00
670	2091811	682	81.29	6.250	49.41	125,575.90
671	2091854	634	66.67	6.000	46.26	69,759.30
672	2091872	601	80.00	8.000	46.99	343,200.00
673	2091877	686	80.00	5.750	49.92	307,678.43
674	2091893	646	85.00	5.990	43.36	89,250.00
675	2091954	648	90.00	5.950	40.50	158,604.64
676	2092022	649	76.75	5.750	45.67	99,670.83
677	2092039	664	80.00	6.275	44.99	73,600.00
678	2092040	618	85.00	6.775	53.04	165,750.00
679	2092095	655	86.96	7.150	24.63	99,811.51
680	2092111	605	90.00	6.900	41.72	136,685.64
681	2092118	609	80.00	7.875	40.35	71,900.57
682	2092122	668	89.88	5.990	49.85	462,438.30
683	2092152	627	85.00	6.500	26.34	138,550.00
684	2092180	649	71.19	5.750	54.62	191,999.33
685	2092192	660	82.76	6.250	38.10	71,757.66
686	2092213	770	68.90	5.750	28.69	75,021.59
687	2092225	552	36.33	7.600	45.45	54,500.00
688	2092231	614	67.93	5.750	36.13	249,738.98
689	2092242	632	66.79	6.700	31.28	176,846.11
690	2092364	717	71.96	5.950	31.18	244,404.11
691	2092381	603	90.00	6.900	31.38	120,499.18
692	2092383	552	66.90	6.450	29.05	96,911.46
693	2092387	654	83.50	5.850	47.55	166,828.92
694	2092440	585	75.00	8.400	51.76	64,794.48
695	2092478	626	42.29	5.700	30.76	73,922.00
696	2092479	636	80.00	6.990	42.43	183,848.88
697	2092495	628	80.00	6.990	44.38	187,845.59
698	2092514	641	80.00	6.015	34.45	70,330.12
699	2092585	590	75.00	7.750	40.37	59,957.65
700	2092677	736	74.47	5.750	30.44	349,634.58

	A	B	C	D	E	F
701	2092704	699	51.84	5.750	36.00	196,794.32
702	2092860	605	80.00	6.790	25.26	85,032.23
703	2092934	587	72.73	6.650	47.10	119,894.64
704	2092939	572	75.00	6.400	46.08	494,543.75
705	2092943	691	80.00	6.200	47.52	284,000.00
706	2092975	605	80.00	8.300	33.67	139,911.63
707	2092977	589	61.22	6.100	22.60	90,000.00
708	2092978	623	83.57	6.250	42.04	58,377.09
709	2093054	564	29.33	8.350	54.17	87,856.98
710	2093096	696	90.00	6.250	48.81	136,670.20
711	2093126	624	76.92	7.350	49.91	100,000.00
712	2093252	532	68.57	9.450	48.33	143,928.42
713	2093297	501	76.92	9.065	42.04	49,868.64
714	2093404	649	87.66	6.250	37.47	134,716.37
715	2093424	652	75.00	6.150	45.63	599,419.63
716	2093477	580	79.57	5.750	49.65	182,808.94
717	2093515	598	80.00	7.600	14.67	84,800.00
718	2093613	627	81.55	5.990	41.56	251,132.74
719	2093657	554	75.00	8.150	49.91	121,500.00
720	2093665	640	80.00	6.915	48.72	63,946.65
721	2093682	580	90.00	8.150	46.25	80,947.28
722	2093899	668	50.88	5.990	27.87	144,500.98
723	2093940	659	71.16	5.750	38.66	458,520.78
724	2093953	681	91.51	7.100	48.48	96,816.04
725	2093956	624	85.00	5.750	54.14	352,381.71
726	2094044	580	48.70	6.600	52.62	131,070.50
727	2094057	721	84.75	5.750	36.82	249,738.98
728	2094066	611	60.27	6.950	34.97	225,812.91
729	2094093	621	46.85	5.990	24.74	182,700.00
730	2094098	560	75.00	7.700	49.47	91,808.50
731	2094114	593	89.44	6.900	24.36	143,879.62
732	2094171	736	52.57	5.750	39.04	368,000.00
733	2094201	628	80.00	6.615	49.69	83,925.74
734	2094212	639	80.00	5.750	37.26	163,828.77
735	2094272	566	80.00	7.125	44.80	84,732.19
736	2094428	517	80.00	9.090	26.70	54,370.84
737	2094435	642	85.00	6.700	37.07	142,800.00
738	2094443	565	80.00	6.250	37.32	127,878.55
739	2094470	614	85.00	8.250	44.90	69,926.80
740	2094493	514	80.00	10.250	34.92	52,777.86
741	2094519	629	81.00	6.500	15.95	173,992.57
742	2094550	643	75.00	5.750	44.31	176,250.00
743	2094633	669	85.94	6.025	30.35	219,782.03
744	2094768	649	74.00	5.990	39.57	221,778.57
745	2094790	718	80.00	5.750	47.83	263,724.37
746	2094853	592	76.00	7.500	40.61	178,467.45
747	2094883	635	85.00	6.150	32.14	94,258.74
748	2094922	628	80.00	6.250	42.52	217,393.53
749	2095028	643	76.77	6.500	34.17	151,862.59
750	2095115	625	90.00	6.500	43.22	157,357.62
751	2095122	679	75.00	5.750	40.80	200,040.93
752	2095123	594	80.00	7.850	23.34	79,944.67
753	2095217	724	78.71	5.750	47.82	365,617.87
754	2095419	564	80.00	8.590	30.05	199,881.06

	A	B	C	D	E	F
755	2095454	582	85.00	7.400	49.71	139,294.46
756	2095463	580	80.00	7.350	48.69	100,800.00
757	2095474	664	85.00	5.990	38.56	229,271.09
758	2095497	593	44.41	6.400	24.10	329,695.83
759	2095566	652	89.87	5.750	42.64	141,851.74
760	2095573	648	80.00	6.015	45.28	79,920.59
761	2095628	567	62.50	5.990	38.46	250,000.00
762	2095807	671	67.42	5.990	45.76	239,760.62
763	2095814	641	85.00	6.500	38.37	72,250.00
764	2095843	644	61.93	6.750	45.78	324,831.09
765	2095873	689	80.00	5.990	41.80	143,856.37
766	2095876	670	95.00	6.500	39.65	77,829.58
767	2095900	612	80.00	6.100	54.39	235,769.52
768	2095901	559	89.34	7.475	18.28	87,840.59
769	2095903	737	90.00	5.990	45.09	395,141.92
770	2095970	601	63.78	7.500	42.74	125,000.00
771	2095982	760	59.09	5.750	27.27	649,321.36
772	2096040	637	80.00	6.965	39.14	89,316.46
773	2096274	584	61.63	5.990	46.75	302,000.00
774	2096298	638	76.92	6.115	37.80	49,951.31
775	2096408	672	80.00	6.200	37.24	107,200.00
776	2096516	675	80.00	5.990	49.97	269,331.10
777	2096533	556	75.00	7.600	49.75	90,588.12
778	2096535	656	85.00	5.990	31.24	83,300.00
779	2096626	592	80.00	7.750	49.07	121,514.18
780	2096629	641	80.00	6.890	26.78	143,819.12
781	2096706	619	61.17	5.990	47.53	314,317.43
782	2096754	724	56.01	6.020	54.86	475,000.00
783	2096771	629	54.43	5.990	21.56	165,834.43
784	2096791	625	80.00	7.150	37.85	183,853.58
785	2096801	651	80.00	6.800	47.89	255,781.74
786	2096842	623	78.59	6.800	34.08	273,266.82
787	2096972	682	70.00	5.990	51.57	307,692.80
788	2097018	532	80.00	8.490	46.29	81,374.25
789	2097025	646	95.00	5.990	37.66	498,252.54
790	2097079	640	77.75	6.650	36.51	155,363.47
791	2097108	655	60.40	6.300	33.82	75,500.00
792	2097162	565	85.00	6.500	43.56	121,439.12
793	2097167	674	84.19	6.700	35.65	130,077.43
794	2097229	515	85.00	8.500	46.72	98,540.27
795	2097308	624	78.33	6.350	45.56	299,720.79
796	2097346	668	82.61	5.990	23.91	189,810.49
797	2097438	538	80.00	6.400	37.90	308,000.00
798	2097482	689	63.98	5.990	31.57	313,187.31
799	2097483	663	68.13	5.990	29.57	310,000.00
800	2097523	521	80.00	9.590	41.45	107,947.88
801	2097591	655	90.00	6.000	48.96	125,874.57
802	2097752	611	90.00	7.650	49.99	111,519.63
803	2097756	583	68.82	6.000	41.97	320,000.00
804	2097860	578	80.00	5.750	43.76	239,749.43
805	2097896	642	90.00	8.250	43.58	95,339.17
806	2098114	539	68.53	8.725	44.26	98,000.00
807	2098159	704	82.83	6.000	32.30	75,937.98
808	2098242	656	66.93	5.990	49.93	424,576.10

	A	B	C	D	E	F
809	2098278	709	95.00	6.300	49.76	151,857.16
810	2098421	640	75.00	6.700	48.38	366,310.01
811	2098482	598	75.00	6.725	32.45	76,500.00
812	2098608	577	84.50	7.450	30.63	169,000.00
813	2098615	536	80.00	7.900	15.54	311,463.69
814	2098707	583	80.00	6.500	39.58	172,000.00
815	2098763	605	90.00	5.990	12.21	144,755.48
816	2098798	625	89.32	5.990	32.47	183,816.48
817	2098821	639	90.00	6.750	23.76	242,790.78
818	2098868	744	90.00	7.050	36.04	119,700.00
819	2098978	527	72.80	8.150	44.49	72,800.00
820	2099039	690	81.76	6.100	25.62	129,556.78
821	2099051	645	80.00	5.990	40.69	259,740.67
822	2099144	632	55.88	5.990	30.98	190,000.00
823	2099184	664	85.00	6.000	49.91	179,171.46
824	2099283	522	80.00	10.990	43.61	75,972.84
825	2099309	514	75.19	10.700	31.48	49,939.91
826	2099408	551	78.57	7.250	48.71	219,828.38
827	2099556	530	80.00	8.175	41.28	134,640.00
828	2099604	561	43.57	6.990	49.37	182,648.28
829	2099627	646	88.00	6.600	35.89	66,000.00
830	2099642	531	53.90	7.450	29.00	136,900.00
831	2099643	642	85.00	6.250	30.02	123,839.27
832	2099670	740	41.32	5.990	49.77	100,000.00
833	2099677	713	69.17	5.990	11.88	83,000.00
834	2099701	631	95.00	6.550	47.14	113,897.94
835	2099841	696	88.70	6.150	50.14	171,034.40
836	2099867	619	88.52	6.350	39.76	161,849.23
837	2099943	621	70.00	7.200	54.09	108,500.00
838	2100114	557	80.00	6.990	47.64	184,648.22
839	2100136	719	90.00	6.650	47.87	71,487.18
840	2100260	614	54.25	5.990	47.71	433,567.12
841	2100263	621	90.00	6.250	27.24	253,800.00
842	2100292	609	80.00	6.900	34.85	264,578.63
843	2100536	596	69.31	6.700	34.03	349,695.69
844	2100656	657	80.00	6.690	31.44	50,400.00
845	2100937	714	76.50	6.450	35.61	114,750.00
846	2100966	799	82.25	6.000	29.16	164,336.24
847	2101463	539	80.00	8.175	42.46	58,720.00
848	2101489	593	54.46	5.990	25.33	55,000.00
849	2101631	672	90.00	6.900	34.87	59,350.34
850	2101667	771	22.65	6.950	54.94	70,000.00
851	2101806	541	75.00	7.725	40.70	234,750.00
852	2101810	634	90.00	7.100	47.33	153,000.00
853	2101960	564	75.00	7.065	29.65	72,750.00
854	2102082	603	80.00	7.815	36.54	64,000.00
855	2102195	634	61.80	6.750	21.75	377,000.00
856	2102197	583	95.00	7.300	26.04	146,898.45
857	2102198	635	80.00	6.500	46.31	339,692.64
858	2102218	626	90.00	5.990	48.38	247,253.14
859	2102403	608	85.00	7.150	48.89	174,250.00
860	2102417	693	85.00	5.990	40.52	178,500.00
861	2102608	691	90.00	6.800	25.38	96,300.00
862	2102661	575	65.00	6.600	49.40	305,229.15

	A	B	C	D	E	F
863	2102699	662	90.00	5.990	49.90	292,208.26
864	2102700	626	90.00	7.900	28.63	90,000.00
865	2102766	584	69.03	6.750	44.48	77,748.52
866	2102777	620	80.00	6.915	47.20	80,000.00
867	2102778	635	75.00	5.990	45.06	299,700.78
868	2103039	565	88.91	7.350	21.94	122,474.30
869	2103041	593	85.00	5.990	27.05	305,694.79
870	2103049	684	95.00	6.400	49.29	403,750.00
871	2103057	574	80.00	7.725	37.08	112,000.00
872	2103113	634	90.00	6.750	35.27	90,000.00
873	2103388	584	25.37	6.650	20.49	52,000.00
874	2103396	506	85.00	8.600	29.74	84,949.56
875	2103416	659	83.33	7.900	35.61	124,914.41
876	2103627	603	56.12	7.450	43.56	55,000.00
877	2103662	651	53.09	6.600	51.84	292,000.00
878	2103720	622	78.04	6.050	43.40	358,646.02
879	2103727	544	80.00	7.400	26.12	172,000.00
880	2103762	680	85.00	5.990	38.51	242,008.38
881	2103866	672	80.00	6.075	26.69	104,000.00
882	2104116	609	95.00	8.000	48.19	104,429.88
883	2104228	631	49.74	6.465	39.38	94,500.00
884	2104405	718	80.00	5.990	27.93	323,676.84
885	2104494	601	64.04	6.200	51.18	57,000.00
886	2104573	721	43.37	5.990	54.16	425,000.00
887	2104705	563	93.92	8.850	29.11	112,700.00
888	2104765	544	80.00	8.740	45.24	71,958.49
889	2104808	603	67.92	6.100	29.75	81,325.69
890	2104820	558	85.00	6.400	51.73	204,000.00
891	2104842	669	80.00	6.600	48.29	156,000.00
892	2104917	652	90.00	6.350	44.62	108,798.65
893	2104987	658	46.15	6.850	37.34	150,000.00
894	2105000	623	89.17	6.000	51.22	289,511.50
895	2105094	633	90.00	6.700	31.19	261,000.00
896	2105142	529	80.00	10.400	27.78	67,841.87
897	2105228	642	80.00	5.990	34.38	158,400.00
898	2105399	503	74.21	8.000	40.40	200,000.00
899	2105450	631	73.81	6.000	31.73	310,000.00
900	2105459	603	75.00	7.650	47.36	134,902.78
901	2105472	726	89.00	5.990	42.26	211,608.73
902	2105772	547	71.62	6.250	30.72	154,700.00
903	2105821	622	58.82	6.890	16.49	50,000.00
904	2105883	574	85.00	8.450	37.41	57,375.00
905	2105918	602	62.72	6.550	37.06	211,810.20
906	2105934	671	65.00	5.990	29.60	178,750.00
907	2106027	579	90.00	7.700	54.18	179,871.67
908	2106053	504	71.43	9.050	46.46	50,000.00
909	2106107	660	85.00	6.250	45.34	220,790.31
910	2106127	625	85.00	6.400	47.55	110,500.00
911	2106150	647	70.00	6.725	38.60	81,900.00
912	2106163	625	90.00	6.750	51.63	148,500.00
913	2106220	618	95.00	6.700	41.70	127,300.00
914	2106297	518	85.00	8.850	47.75	74,757.85
915	2106709	671	98.23	7.450	12.70	138,396.18
916	2106722	634	43.73	6.300	44.79	144,300.00

	A	B	C	D	E	F
917	2106804	677	79.39	5.990	48.81	130,716.14
918	2106815	670	42.76	5.990	40.90	185,814.48
919	2106898	630	90.00	7.050	37.59	82,732.80
920	2106973	596	81.00	6.400	32.69	106,515.00
921	2107006	647	90.00	6.550	38.29	503,548.79
922	2107123	583	85.00	5.990	45.76	153,000.00
923	2107224	615	84.75	7.800	49.88	50,000.00
924	2107276	577	61.40	6.100	21.61	131,871.09
925	2107283	631	95.00	7.850	37.22	113,921.15
926	2107299	638	90.00	6.750	39.37	206,821.78
927	2107310	633	95.00	7.300	40.94	261,048.22
928	2107313	593	56.24	7.100	34.33	49,959.82
929	2107319	501	85.00	8.500	40.05	102,787.69
930	2107325	583	85.00	5.990	49.99	442,000.00
931	2107369	602	56.45	5.990	23.29	174,825.45
932	2107454	580	80.00	9.850	46.92	91,774.96
933	2107480	617	82.50	6.500	33.44	140,123.21
934	2107550	664	84.97	5.990	37.91	114,385.80
935	2107577	584	90.00	7.250	31.25	83,634.71
936	2107590	637	80.00	6.840	40.67	54,400.00
937	2107612	650	80.00	6.840	48.27	94,400.00
938	2107708	534	72.00	6.900	17.73	107,656.29
939	2107722	632	75.56	6.850	49.06	136,000.00
940	2107761	650	100.00	7.650	48.59	120,912.86
941	2107798	609	85.00	6.950	50.61	242,049.46
942	2107829	607	95.00	7.600	28.55	246,820.33
943	2107882	677	90.00	6.950	43.59	243,900.00
944	2107905	610	85.00	6.850	45.11	237,799.07
945	2107940	654	80.00	6.900	38.22	119,899.68
946	2107943	589	71.14	6.650	54.06	248,781.38
947	2107957	554	72.50	7.250	44.42	159,375.57
948	2108010	534	80.00	7.300	48.22	117,200.00
949	2108031	614	85.00	7.100	34.63	85,000.00
950	2108037	639	80.00	8.250	49.98	94,400.00
951	2108038	653	81.19	6.550	37.20	409,632.94
952	2108081	675	61.31	5.990	41.27	187,000.00
953	2108088	598	80.00	6.850	35.27	55,200.00
954	2108090	686	34.87	6.000	39.27	204,000.00
955	2108105	622	88.82	6.300	48.88	226,500.00
956	2108138	567	55.36	6.600	34.11	139,376.32
957	2108154	637	78.95	6.350	43.43	239,776.63
958	2108178	626	70.00	8.750	33.82	83,601.87
959	2108400	662	85.00	6.300	37.70	263,500.00
960	2108425	668	67.31	5.990	27.47	87,373.54
961	2108442	594	82.50	6.000	16.09	132,000.00
962	2108451	520	80.00	9.740	45.46	80,000.00
963	2108514	696	65.88	5.990	36.00	56,000.00
964	2108572	690	32.00	5.990	54.82	80,000.00
965	2108589	690	95.00	6.200	44.98	337,876.00
966	2108592	656	66.48	6.600	15.10	60,500.00
967	2108605	674	48.17	6.700	38.50	210,000.00
968	2108692	603	70.00	6.565	46.10	71,336.26
969	2108718	698	65.00	7.400	47.50	211,090.06
970	2108737	630	89.52	6.900	32.78	93,921.42

	A	B	C	D	E	F
971	2108763	560	65.00	7.100	38.97	116,905.97
972	2108806	586	60.86	5.990	43.65	179,550.00
973	2108819	571	45.26	9.800	25.18	105,000.00
974	2108840	602	80.00	6.225	16.55	64,800.00
975	2108857	708	80.00	6.400	43.98	100,000.00
976	2108868	604	67.83	6.100	21.28	155,847.65
977	2108869	644	85.00	5.990	50.09	72,250.00
978	2108905	600	65.00	6.450	29.33	65,000.00
979	2108947	555	48.57	8.350	33.93	85,000.00
980	2108963	610	66.52	6.040	43.68	152,848.85
981	2108971	753	90.00	5.990	32.73	157,342.91
982	2109002	639	61.43	5.990	47.32	128,871.33
983	2109003	552	78.95	7.850	20.82	89,937.75
984	2109006	593	57.60	7.375	39.91	50,000.00
985	2109009	556	68.18	6.850	53.49	149,873.36
986	2109015	640	87.80	6.050	44.72	359,645.03
987	2109070	631	68.06	6.600	30.63	105,500.00
988	2109122	619	44.89	7.225	34.49	100,687.54
989	2109289	619	67.57	5.990	52.77	99,900.26
990	2109314	589	75.00	6.850	44.24	149,873.36
991	2109344	569	73.92	5.990	28.31	292,000.00
992	2109504	616	53.33	6.240	47.27	559,467.62
993	2109537	592	80.00	6.675	39.75	114,400.00
994	2109550	646	90.00	7.570	47.82	135,000.00
995	2109552	557	65.06	6.500	29.66	276,250.04
996	2109578	699	95.00	6.000	28.67	158,492.06
997	2109655	614	85.00	6.100	38.95	98,503.71
998	2109762	538	80.00	8.275	47.04	136,000.00
999	2109767	637	74.47	6.450	42.60	279,425.63
1000	2109771	556	80.00	9.100	42.41	95,948.64
1001	2109772	655	47.00	5.990	20.53	94,000.00
1002	2109790	610	90.00	6.350	33.59	121,333.91
1003	2109800	739	42.03	6.000	41.34	194,577.96
1004	2109824	564	85.00	7.000	48.86	72,250.00
1005	2109859	648	37.11	5.990	34.63	167,000.00
1006	2109867	600	74.50	5.990	53.40	99,280.88
1007	2109918	562	80.00	7.950	30.65	98,400.00
1008	2109926	767	90.00	5.990	49.59	198,000.00
1009	2109975	591	73.58	6.900	40.15	195,000.00
1010	2109983	653	80.00	5.990	37.37	197,402.91
1011	2109991	621	69.70	5.990	51.25	178,254.03
1012	2110007	590	80.00	7.990	29.26	113,523.62
1013	2110009	613	90.00	7.250	40.77	121,500.00
1014	2110046	640	82.22	6.100	46.76	125,800.00
1015	2110093	570	74.00	7.800	38.15	147,896.59
1016	2110122	616	58.91	5.990	50.82	151,848.39
1017	2110147	589	80.00	7.915	31.84	66,286.07
1018	2110199	632	85.00	6.600	42.42	88,400.00
1019	2110285	633	80.00	7.890	42.20	192,000.00
1020	2110320	713	54.73	6.000	46.25	225,275.51
1021	2110383	615	80.00	7.200	34.06	64,000.00
1022	2110430	592	80.00	6.825	27.67	71,938.91
1023	2110447	592	72.00	6.850	42.31	115,200.00
1024	2110455	672	92.82	6.100	39.21	110,342.13

	A	B	C	D	E	F
1025	2110487	698	78.26	6.200	45.67	90,000.00
1026	2110529	626	86.30	8.000	47.12	188,873.18
1027	2110546	661	79.69	6.000	42.26	178,322.30
1028	2110621	684	76.84	6.650	34.44	72,853.81
1029	2110729	614	90.00	8.700	35.28	116,931.99
1030	2110752	643	82.40	5.990	40.18	412,000.00
1031	2110834	579	79.00	7.200	39.33	280,229.04
1032	2110874	629	85.72	6.275	52.54	155,863.68
1033	2110877	649	85.00	6.550	35.51	110,137.53
1034	2110902	719	90.00	5.990	39.21	368,631.96
1035	2110919	728	87.22	5.990	36.92	74,751.85
1036	2110976	600	84.86	6.750	49.75	157,000.00
1037	2111011	675	54.88	5.990	16.58	134,707.47
1038	2111013	675	80.00	6.800	25.11	199,829.48
1039	2111015	623	80.00	7.265	46.36	100,721.60
1040	2111036	651	90.00	6.150	46.17	162,000.00
1041	2111087	749	69.63	6.000	36.85	132,867.60
1042	2111097	644	62.41	5.990	31.78	176,000.00
1043	2111108	531	80.00	8.650	28.90	97,542.67
1044	2111123	603	78.13	6.100	52.94	312,500.00
1045	2111126	590	80.00	8.290	13.86	64,000.00
1046	2111228	786	47.30	5.990	33.38	118,250.00
1047	2111276	633	85.00	6.950	38.11	267,750.00
1048	2111371	659	79.29	6.850	38.79	123,700.00
1049	2111375	616	65.00	6.650	27.97	224,053.11
1050	2111425	619	64.29	5.990	35.55	157,342.91
1051	2111468	576	80.00	8.700	51.17	136,000.00
1052	2111502	620	63.94	6.950	39.22	211,000.00
1053	2111537	530	77.99	8.200	45.91	83,213.09
1054	2111542	615	89.05	7.250	38.57	187,000.00
1055	2111560	558	80.00	7.225	44.63	90,329.13
1056	2111567	635	80.00	7.500	23.46	55,830.87
1057	2111599	603	85.00	7.000	45.89	110,409.42
1058	2111601	681	74.64	5.990	45.35	175,400.00
1059	2111606	717	85.00	6.650	20.33	80,679.10
1060	2111607	642	79.51	5.990	33.66	225,000.00
1061	2111641	642	94.81	6.450	34.46	73,950.00
1062	2111663	614	80.00	6.625	24.84	101,360.00
1063	2111691	553	80.00	8.600	34.62	106,336.86
1064	2111716	635	41.75	6.000	26.29	166,833.75
1065	2111760	628	80.00	6.750	39.22	87,924.23
1066	2111763	677	100.00	6.550	41.24	240,000.00
1067	2111776	636	85.00	6.100	29.14	176,202.75
1068	2111870	590	85.00	7.750	42.28	139,400.00
1069	2111966	646	69.78	5.990	46.05	124,200.00
1070	2111973	614	74.51	6.700	37.94	114,000.00
1071	2112043	582	58.07	8.550	30.33	87,100.00
1072	2112075	615	90.00	6.100	22.93	86,400.00
1073	2112077	627	79.55	5.990	23.49	87,500.00
1074	2112142	553	65.00	10.950	49.40	55,230.08
1075	2112144	749	65.00	6.300	35.20	162,347.29
1076	2112197	630	80.00	7.090	28.47	176,000.00
1077	2112216	624	85.00	5.990	49.18	229,271.09
1078	2112218	500	80.00	9.700	45.52	79,801.61

	A	B	C	D	E	F
1079	2112269	627	79.44	5.990	39.40	281,718.73
1080	2112271	605	85.00	7.350	45.94	136,000.00
1081	2112279	656	63.69	5.990	48.24	206,793.54
1082	2112327	538	70.00	6.200	39.12	497,000.00
1083	2112341	597	77.42	6.200	47.70	119,885.04
1084	2112382	552	80.00	9.140	30.35	86,272.92
1085	2112424	687	28.81	5.750	46.31	68,000.00
1086	2112457	616	95.00	7.400	29.60	154,850.00
1087	2112480	628	80.00	7.165	47.50	60,800.00
1088	2112547	684	85.00	6.150	41.61	100,202.98
1089	2112586	535	71.79	8.800	48.61	55,968.11
1090	2112600	604	72.41	6.275	39.67	84,000.00
1091	2112674	583	80.00	7.450	17.19	88,733.43
1092	2112689	810	72.13	5.990	44.60	453,996.73
1093	2112698	705	80.00	6.850	49.31	172,000.00
1094	2112725	664	90.00	6.250	50.50	157,500.00
1095	2112747	617	90.00	6.850	35.29	168,300.00
1096	2112749	639	80.00	6.750	37.46	139,879.46
1097	2112755	525	85.00	9.850	22.09	66,300.00
1098	2112779	658	90.00	5.990	42.05	166,500.00
1099	2112815	646	81.53	6.100	42.56	74,936.74
1100	2112824	666	75.97	6.300	38.19	292,500.00
1101	2112889	653	90.00	6.150	45.87	365,400.00
1102	2112899	670	95.00	7.600	41.23	90,250.00
1103	2112910	506	85.00	7.900	49.96	92,586.56
1104	2112928	627	68.00	6.700	49.51	59,787.97
1105	2112931	715	82.52	5.990	49.42	339,660.88
1106	2112957	550	63.71	7.575	47.35	66,900.00
1107	2112978	668	90.00	6.000	29.38	184,500.00
1108	2112980	533	63.00	6.700	37.40	189,000.00
1109	2112999	608	90.00	8.500	24.99	76,813.44
1110	2113023	548	54.84	7.700	10.51	84,939.40
1111	2113025	628	80.00	6.665	34.60	147,870.44
1112	2113035	517	77.84	8.950	48.60	72,000.00
1113	2113054	532	54.00	9.540	30.46	54,000.00
1114	2113060	677	83.00	6.725	45.30	349,127.67
1115	2113130	607	75.00	7.300	16.88	60,000.00
1116	2113136	533	70.00	8.700	45.40	69,790.00
1117	2113220	571	79.72	7.300	51.00	98,050.00
1118	2113262	625	80.00	6.850	47.97	80,000.00
1119	2113345	580	40.16	6.000	51.54	251,000.00
1120	2113348	583	82.00	6.750	35.90	98,400.00
1121	2113373	673	75.00	5.990	51.78	85,500.00
1122	2113392	612	90.00	7.750	37.20	110,700.00
1123	2113402	631	86.30	6.990	41.58	314,741.29
1124	2113460	637	15.91	6.300	40.29	105,000.00
1125	2113479	530	80.00	8.840	29.41	89,549.40
1126	2113503	726	67.86	6.000	34.47	75,738.67
1127	2113577	648	80.00	5.990	34.56	137,923.70
1128	2113617	670	85.00	5.990	41.79	191,483.82
1129	2113646	636	80.00	6.250	38.97	83,121.06
1130	2113649	647	79.14	7.065	46.86	110,310.66
1131	2113696	560	80.00	6.450	37.28	120,000.00
1132	2113729	569	75.00	6.200	26.08	122,882.16

	A	B	C	D	E	F
1133	2113784	615	81.08	5.990	39.49	97,202.95
1134	2113814	714	95.00	6.100	37.69	318,250.00
1135	2113830	681	79.37	6.200	29.65	200,000.00
1136	2113882	642	90.00	7.750	36.26	110,172.19
1137	2113899	634	85.00	7.100	35.06	79,050.00
1138	2113905	639	95.00	6.900	32.20	128,250.00
1139	2113908	609	87.42	6.100	21.57	71,250.00
1140	2113916	583	90.00	8.850	15.54	85,500.00
1141	2113948	565	59.00	6.250	40.96	175,653.18
1142	2113954	606	95.00	6.750	29.25	105,450.00
1143	2113961	684	74.26	5.990	25.85	300,000.00
1144	2113964	614	90.00	7.975	45.25	115,200.00
1145	2113969	550	75.00	9.540	39.75	54,000.00
1146	2113988	649	89.96	5.990	32.47	407,500.00
1147	2114033	506	80.00	10.115	13.10	52,000.00
1148	2114097	611	82.45	6.250	46.19	127,800.00
1149	2114105	567	50.69	6.500	26.01	147,000.00
1150	2114134	511	74.26	10.900	23.34	74,972.67
1151	2114142	557	34.29	6.950	26.12	108,000.00
1152	2114149	635	70.75	6.000	50.92	74,742.11
1153	2114155	633	90.00	6.050	28.64	247,500.00
1154	2114171	596	82.95	6.625	49.90	137,700.00
1155	2114183	665	94.00	7.600	44.77	141,000.00
1156	2114196	587	80.00	7.400	16.65	54,358.81
1157	2114197	664	80.00	6.100	54.60	255,452.47
1158	2114243	632	90.00	7.100	46.15	130,395.12
1159	2114280	611	45.05	8.540	34.55	50,000.00
1160	2114376	643	90.00	5.990	46.18	179,820.47
1161	2114456	519	70.89	7.200	44.47	318,748.67
1162	2114489	527	80.00	8.125	33.58	87,200.00
1163	2114518	632	100.00	7.700	48.18	130,500.00
1164	2114562	669	80.00	5.990	49.80	104,000.00
1165	2114612	598	65.00	6.200	53.32	146,109.89
1166	2114650	755	20.00	7.650	39.87	116,915.74
1167	2114652	530	80.00	8.450	38.89	140,000.00
1168	2114698	619	90.00	8.500	46.06	114,230.76
1169	2114722	563	74.29	7.165	43.32	52,000.00
1170	2114739	582	71.35	6.400	39.93	263,756.66
1171	2114745	629	75.63	6.100	45.53	181,500.00
1172	2114789	615	80.00	6.725	32.19	68,800.00
1173	2114790	659	84.88	6.100	33.15	146,000.00
1174	2114799	626	95.00	8.300	33.95	116,850.00
1175	2114816	643	58.50	5.995	38.83	70,200.00
1176	2114818	617	70.00	6.280	48.99	76,927.36
1177	2114829	567	80.00	9.240	44.64	75,200.00
1178	2114841	640	95.00	6.850	44.84	336,965.27
1179	2114923	692	80.00	6.250	29.98	170,238.32
1180	2114947	712	85.00	5.990	40.85	101,049.11
1181	2114959	660	43.92	7.300	34.12	56,000.00
1182	2114963	530	75.00	7.850	21.16	125,250.00
1183	2114980	500	80.00	9.690	28.82	70,400.00
1184	2115033	608	70.70	5.990	48.41	213,500.00
1185	2115061	627	75.00	5.750	37.44	303,432.87
1186	2115065	556	85.00	7.650	21.49	123,250.00

	A	B	C	D	E	F
1187	2115093	557	72.90	5.990	26.81	77,830.98
1188	2115124	535	76.10	8.250	34.51	50,000.00
1189	2115151	613	47.93	6.275	15.96	162,000.00
1190	2115215	670	70.00	6.640	50.01	89,600.00
1191	2115222	583	77.76	7.350	34.14	66,818.86
1192	2115232	655	80.00	6.750	33.10	123,893.24
1193	2115246	664	85.00	6.550	45.36	433,500.00
1194	2115257	679	90.00	6.850	15.70	84,600.00
1195	2115261	646	84.22	5.990	34.45	252,662.00
1196	2115266	727	85.00	6.250	40.26	331,500.00
1197	2115268	678	19.60	5.990	27.53	107,692.48
1198	2115385	529	85.00	8.550	45.64	106,186.29
1199	2115409	593	84.62	7.150	54.23	110,000.00
1200	2115411	678	85.00	6.350	35.97	144,500.00
1201	2115413	506	73.00	9.100	33.94	56,575.00
1202	2115437	621	80.00	6.150	21.77	84,000.00
1203	2115515	642	95.00	6.850	32.54	190,000.00
1204	2115521	516	80.00	8.665	46.45	52,000.00
1205	2115553	520	75.00	10.900	47.13	52,480.87
1206	2115558	646	62.11	5.990	28.45	299,700.78
1207	2115562	503	75.00	10.950	54.93	62,250.00
1208	2115576	620	79.12	6.250	33.32	234,777.02
1209	2115656	639	64.18	6.650	28.34	215,000.00
1210	2115668	589	80.00	7.225	35.64	95,200.00
1211	2115693	649	90.00	6.750	54.36	211,500.00
1212	2115737	609	64.44	6.250	29.38	290,000.00
1213	2115757	676	95.00	6.500	48.40	184,639.71
1214	2115771	549	85.00	7.550	46.88	72,250.00
1215	2115790	699	85.00	6.150	42.46	139,400.00
1216	2115799	563	85.00	7.650	25.93	229,334.73
1217	2115825	639	80.00	7.500	19.68	128,000.00
1218	2115895	574	79.52	7.025	33.83	330,000.00
1219	2115963	639	95.00	8.300	45.20	95,000.00
1220	2115966	580	85.00	6.500	42.51	89,250.00
1221	2116010	722	50.00	5.990	22.84	51,000.00
1222	2116020	606	80.00	7.100	39.89	99,200.00
1223	2116054	588	80.00	6.825	44.33	112,000.00
1224	2116108	751	80.00	6.850	34.40	129,600.00
1225	2116125	659	100.00	8.150	29.64	140,000.00
1226	2116216	555	70.01	6.550	39.24	142,120.00
1227	2116244	634	69.63	5.990	30.16	94,000.00
1228	2116289	674	80.00	6.550	47.93	81,600.00
1229	2116300	560	63.68	6.600	54.96	120,892.72
1230	2116326	529	76.60	7.700	34.87	92,686.00
1231	2116327	581	79.37	6.675	26.93	50,000.00
1232	2116352	661	61.72	5.990	54.87	79,000.00
1233	2116373	617	82.87	5.990	37.42	208,000.00
1234	2116408	553	74.35	7.600	44.82	293,700.00
1235	2116409	643	68.42	6.350	26.41	194,818.52
1236	2116498	705	92.24	6.800	35.99	309,000.00
1237	2116507	645	80.00	6.850	40.17	96,000.00
1238	2116614	654	85.00	5.990	35.69	212,500.00
1239	2116665	609	86.17	7.500	27.35	81,000.00
1240	2116723	595	67.57	7.300	46.13	96,630.00

	A	B	C	D	E	F
1241	2116727	671	72.94	6.200	39.72	310,000.00
1242	2116739	514	73.12	7.500	40.90	113,340.00
1243	2116831	588	75.00	7.000	40.88	112,500.00
1244	2116843	598	65.00	6.200	19.00	87,750.00
1245	2116897	602	85.00	6.950	46.25	85,425.00
1246	2116900	595	76.80	6.975	15.35	57,600.00
1247	2116934	767	85.00	6.750	25.62	76,500.00
1248	2116968	706	90.00	6.900	40.89	53,100.00
1249	2117000	597	80.00	8.300	36.23	52,000.00
1250	2117003	589	80.00	7.450	33.39	108,000.00
1251	2117009	682	90.00	6.750	40.19	170,852.77
1252	2117010	550	90.00	8.050	23.22	81,000.00
1253	2117023	633	80.00	6.215	34.98	205,600.00
1254	2117052	750	75.00	6.050	32.47	190,500.00
1255	2117087	537	80.00	9.200	49.36	56,000.00
1256	2117109	562	75.00	7.950	39.99	92,187.47
1257	2117197	592	90.00	7.500	49.85	99,000.00
1258	2117258	622	58.03	5.990	28.05	140,430.00
1259	2117291	728	85.90	6.050	33.06	90,200.00
1260	2117360	552	75.68	7.850	42.26	81,735.00
1261	2117380	638	82.27	6.050	39.87	271,500.00
1262	2117417	596	80.00	7.700	37.50	121,600.00
1263	2117457	618	95.00	6.900	44.03	126,350.00
1264	2117465	622	61.46	5.990	41.87	611,500.00
1265	2117491	675	95.00	6.850	37.45	201,875.00
1266	2117497	671	85.00	6.375	49.41	345,100.00
1267	2117544	660	72.40	5.990	30.71	90,500.00
1268	2117557	515	75.00	9.100	49.81	115,500.00
1269	2117567	616	47.00	6.175	19.53	58,750.00
1270	2117573	624	91.91	6.450	49.35	125,000.00
1271	2117606	735	95.00	7.325	36.26	104,500.00
1272	2117641	653	59.35	5.990	37.18	146,000.00
1273	2117649	635	69.83	6.700	24.87	50,000.00
1274	2117673	704	46.77	6.000	24.65	144,855.65
1275	2117677	595	80.00	7.450	39.32	89,600.00
1276	2117688	631	46.00	5.990	14.36	126,500.00
1277	2117783	679	95.00	6.350	35.96	81,700.00
1278	2117793	644	48.12	6.000	17.56	50,530.00
1279	2117809	625	95.00	6.000	40.48	158,650.00
1280	2117937	599	90.00	6.650	25.23	198,000.00
1281	2117957	677	70.83	5.990	25.29	148,238.08
1282	2117969	599	67.46	6.950	32.36	85,000.00
1283	2117981	671	75.00	5.990	30.22	258,750.00
1284	2117984	675	47.47	5.990	45.80	197,000.00
1285	2117990	692	39.74	6.125	35.70	75,500.00
1286	2118134	583	90.00	6.450	29.60	155,380.61
1287	2118148	674	43.33	5.990	53.74	221,000.00
1288	2118199	796	75.92	5.990	47.03	165,500.00
1289	2118305	593	63.64	8.200	54.36	175,000.00
1290	2118337	679	90.00	5.990	39.60	373,500.00
1291	2118399	616	80.00	6.250	27.29	128,800.00
1292	2118413	608	90.00	7.650	47.68	266,400.00
1293	2118481	595	50.57	6.750	30.67	220,000.00
1294	2118497	572	90.00	8.050	23.89	151,200.00

	A	B	C	D	E	F
1295	2118568	627	78.94	5.990	45.40	134,200.00
1296	2118630	708	57.32	5.990	29.06	135,000.00
1297	2118640	510	69.09	7.150	46.87	91,200.00
1298	2118658	638	65.00	5.990	25.29	217,100.00
1299	2118666	510	84.67	8.650	44.75	58,000.00
1300	2118669	663	95.00	5.990	37.23	337,250.00
1301	2118693	546	90.00	7.425	36.09	86,850.00
1302	2118720	548	26.67	7.750	42.83	80,000.00
1303	2118722	650	80.00	7.450	21.78	125,600.00
1304	2118740	709	80.00	5.990	31.97	72,000.00
1305	2118750	642	85.00	6.100	47.26	221,000.00
1306	2118799	650	57.97	6.050	40.99	200,000.00
1307	2118851	650	85.00	6.250	45.81	365,500.00
1308	2118862	648	76.92	5.990	26.21	200,000.00
1309	2118872	628	80.00	7.265	47.25	59,200.00
1310	2118889	662	62.50	5.990	49.39	275,000.00
1311	2118943	598	48.84	6.950	54.39	105,000.00
1312	2119009	548	70.00	7.750	34.57	93,800.00
1313	2119017	637	80.00	7.600	46.32	86,400.00
1314	2119039	572	70.00	8.390	15.06	82,600.00
1315	2119059	686	64.41	6.700	47.33	219,000.00
1316	2119122	645	95.00	6.950	48.55	82,650.00
1317	2119136	695	84.18	5.990	25.79	250,000.00
1318	2119196	694	85.00	6.950	17.38	61,930.16
1319	2119221	627	90.00	6.975	44.33	125,100.00
1320	2119244	649	71.14	6.650	37.28	124,500.00
1321	2119252	613	89.82	6.150	34.71	247,000.00
1322	2119289	605	77.75	7.050	39.03	155,500.00
1323	2119304	657	82.12	5.990	49.58	225,000.00
1324	2119402	656	74.07	5.990	24.58	100,000.00
1325	2119472	612	80.00	5.990	26.64	216,800.00
1326	2119495	596	80.00	7.550	32.64	92,000.00
1327	2119543	676	87.00	7.125	49.65	287,100.00
1328	2119579	659	65.00	6.200	14.58	81,250.00
1329	2119715	612	85.00	6.150	39.84	204,000.00
1330	2119717	626	57.97	6.350	44.64	200,000.00
1331	2119753	673	62.14	5.990	46.37	174,000.00
1332	2119760	678	50.72	6.000	22.31	350,000.00
1333	2119765	811	11.90	6.350	18.55	50,000.00
1334	2119776	671	64.10	5.990	36.78	256,400.00
1335	2119858	682	76.67	5.990	32.61	460,000.00
1336	2119864	537	82.52	7.000	47.73	85,000.00
1337	2119891	609	77.50	5.990	47.68	115,475.00
1338	2119913	666	95.00	5.990	54.84	383,800.00
1339	2119918	585	85.00	8.950	32.83	76,500.00
1340	2119951	621	80.00	6.200	30.85	160,000.00
1341	2119960	679	85.00	6.000	30.51	272,000.00
1342	2120049	544	54.81	6.150	49.25	370,000.00
1343	2120051	627	50.00	6.750	22.11	65,000.00
1344	2120052	631	95.00	7.750	40.57	270,750.00
1345	2120057	753	85.00	6.650	38.09	63,750.00
1346	2120102	621	80.00	6.225	13.97	138,400.00
1347	2120190	652	95.00	5.990	50.78	460,750.00
1348	2120248	567	84.39	6.350	41.42	232,481.00

	A	B	C	D	E	F
1349	2120252	615	85.00	6.950	41.26	148,750.00
1350	2120292	536	83.51	7.600	51.87	119,000.00
1351	2120345	628	59.09	5.990	27.89	130,000.00
1352	2120372	659	80.00	6.215	43.60	76,000.00
1353	2120378	633	75.50	6.950	47.32	75,500.00
1354	2120402	641	74.14	6.015	37.71	215,000.00
1355	2120434	618	80.00	6.675	34.29	72,000.00
1356	2120444	585	80.00	7.300	45.46	73,600.00
1357	2120470	694	80.00	5.990	25.83	192,000.00
1358	2120537	558	43.83	6.750	51.00	280,500.00
1359	2120563	527	83.45	7.500	54.84	121,000.00
1360	2120569	562	66.77	6.375	27.16	109,500.00
1361	2120596	710	82.33	5.990	27.51	123,500.00
1362	2120631	658	69.75	6.600	38.91	113,000.00
1363	2120686	621	80.00	7.690	22.15	102,400.00
1364	2120762	511	80.00	9.100	28.87	52,800.00
1365	2120783	603	70.00	6.500	38.89	178,500.00
1366	2120798	657	52.50	5.990	41.17	210,000.00
1367	2120829	611	75.76	8.040	43.80	50,000.00
1368	2120872	629	85.00	6.600	37.53	238,000.00
1369	2120889	707	75.00	5.990	48.09	150,000.00
1370	2120900	661	83.88	6.500	32.27	411,000.00
1371	2120975	617	80.00	6.975	43.61	76,000.00
1372	2121035	580	71.29	6.250	54.49	360,000.00
1373	2121101	609	53.75	7.400	16.90	129,000.00
1374	2121182	614	95.00	7.350	41.82	289,750.00
1375	2121232	516	80.00	8.615	43.89	69,600.00
1376	2121248	615	90.00	6.950	46.32	198,000.00
1377	2121254	636	57.14	6.450	49.18	200,000.00
1378	2121256	555	80.00	7.950	47.27	108,000.00
1379	2121276	618	73.17	6.050	41.33	150,000.00
1380	2121297	579	58.21	7.050	35.13	197,900.00
1381	2121323	592	85.00	6.700	26.22	187,000.00
1382	2121355	665	48.02	5.990	22.56	110,200.00
1383	2121391	686	80.00	6.075	46.64	84,000.00
1384	2121420	533	85.00	8.850	35.12	52,700.00
1385	2121441	672	80.00	8.112	49.00	72,000.00
1386	2121444	618	72.31	6.350	38.34	94,000.00
1387	2121568	619	63.89	7.900	36.27	575,000.00
1388	2121584	605	85.00	6.725	43.75	210,800.00
1389	2121616	556	80.00	5.990	40.93	102,400.00
1390	2121687	672	79.37	6.665	11.04	50,000.00
1391	2121702	777	90.00	5.990	46.61	82,800.00
1392	2121708	666	95.00	6.675	38.98	247,000.00
1393	2121710	644	90.00	6.850	36.38	130,500.00
1394	2121778	678	72.69	6.100	45.31	204,250.00
1395	2121827	623	67.32	6.300	32.79	178,400.00
1396	2121841	752	84.72	5.990	46.41	560,000.00
1397	2121887	662	76.00	6.300	22.76	63,840.00
1398	2121922	711	79.27	6.100	29.32	261,600.00
1399	2121936	627	47.80	6.550	47.03	112,320.00
1400	2121942	641	95.00	7.950	37.82	133,000.00
1401	2121957	627	70.00	5.990	48.31	227,500.00
1402	2121993	629	59.02	5.990	17.64	121,000.00

	A	B	C	D	E	F
1403	2122102	634	67.63	5.990	43.30	140,000.00
1404	2122152	606	90.00	7.250	47.10	71,100.00
1405	2122170	666	46.73	6.690	48.06	50,000.00
1406	2122179	613	90.00	6.500	33.15	81,000.00
1407	2122181	745	93.08	5.990	48.43	302,500.00
1408	2122239	632	80.00	6.750	43.69	78,800.00
1409	2122298	600	78.18	6.200	38.87	215,000.00
1410	2122432	678	48.30	5.990	23.89	213,000.00
1411	2122435	582	80.00	6.825	44.23	67,200.00
1412	2122506	576	80.00	6.950	40.30	108,320.00
1413	2122522	682	87.75	6.750	43.77	175,500.00
1414	2122530	641	90.00	7.900	40.53	108,900.00
1415	2122593	662	85.00	5.990	44.58	439,450.00
1416	2122600	528	76.63	6.650	31.70	341,000.00
1417	2122609	763	62.71	5.990	53.22	185,000.00
1418	2122625	617	39.11	6.450	28.41	88,000.00
1419	2122652	620	34.09	6.850	21.39	150,000.00
1420	2122676	611	80.00	7.050	38.48	203,200.00
1421	2122714	523	85.00	10.450	35.83	63,750.00
1422	2122745	661	78.65	6.075	49.22	70,000.00
1423	2122749	624	85.00	8.100	44.88	56,100.00
1424	2122788	634	95.00	6.800	49.31	143,450.00
1425	2122790	706	83.08	6.600	27.10	216,000.00
1426	2122815	575	48.00	8.000	46.78	209,300.00
1427	2122826	768	27.27	5.990	15.07	75,001.00
1428	2122866	663	78.61	5.990	40.82	283,000.00
1429	2122929	631	95.00	7.950	31.35	153,900.00
1430	2122937	636	94.00	7.250	44.08	132,540.00
1431	2123005	675	78.49	5.990	50.00	208,000.00
1432	2123030	614	70.00	6.700	35.75	224,000.00
1433	2123066	525	80.00	9.290	42.62	96,000.00
1434	2123096	642	80.00	7.600	43.30	141,600.00
1435	2123103	628	44.32	6.750	35.35	130,734.00
1436	2123155	660	80.00	7.450	47.15	176,000.00
1437	2123169	756	80.00	6.000	51.60	240,000.00
1438	2123173	621	65.96	5.990	24.52	188,000.00
1439	2123227	593	80.00	7.450	39.39	52,800.00
1440	2123316	666	61.80	6.050	30.15	132,874.00
1441	2123345	676	89.00	7.250	8.61	338,200.00
1442	2123533	601	80.00	6.200	45.68	249,600.00
1443	2123543	622	56.82	5.990	32.97	50,000.00
1444	2123563	592	80.00	7.650	29.29	52,000.00
1445	2123592	634	90.00	6.250	25.58	126,000.00
1446	2123626	505	80.00	8.590	24.49	52,800.00
1447	2123677	725	83.33	6.550	36.00	75,001.00
1448	2123682	678	80.00	5.990	43.11	146,400.00
1449	2123708	599	62.66	5.990	26.59	240,000.00
1450	2123719	587	76.19	8.700	21.72	80,000.00
1451	2123770	706	78.00	5.990	52.39	91,260.00
1452	2123771	682	74.07	6.200	38.19	160,000.00
1453	2123796	549	80.00	8.175	37.18	101,600.00
1454	2123816	596	78.27	5.990	27.79	144,800.00
1455	2123888	607	75.00	6.600	49.08	86,250.00
1456	2123889	607	90.00	6.500	49.08	122,400.00

	A	B	C	D	E	F
1457	2123928	550	29.57	7.250	47.38	68,000.00
1458	2124010	687	88.37	5.990	32.08	190,000.00
1459	2124028	547	80.00	8.150	35.76	152,800.00
1460	2124074	569	65.16	7.350	38.47	130,000.00
1461	2124111	609	90.00	6.525	9.41	168,300.00
1462	2124129	598	57.47	8.900	26.93	50,000.00
1463	2124146	641	75.00	6.200	32.73	159,000.00
1464	2124193	650	90.00	5.990	15.82	120,600.00
1465	2124194	609	60.67	7.650	52.49	182,000.00
1466	2124208	570	28.13	7.600	49.12	180,000.00
1467	2124284	637	87.20	5.990	46.81	218,000.00
1468	2124289	604	79.39	7.200	46.95	131,000.00
1469	2124290	646	80.00	6.600	49.41	86,400.00
1470	2124336	610	90.00	7.250	28.49	171,000.00
1471	2124340	591	73.57	6.825	51.10	63,635.00
1472	2124367	672	80.00	6.600	34.49	100,000.00
1473	2124396	646	80.00	6.215	28.80	113,600.00
1474	2124409	635	80.00	7.600	32.95	72,000.00
1475	2124471	596	78.45	6.800	42.27	91,000.00
1476	2124477	510	46.83	6.400	42.42	281,000.00
1477	2124500	734	80.00	6.500	27.63	272,000.00
1478	2124515	516	70.00	9.450	45.02	59,500.00
1479	2124540	662	88.70	7.650	46.25	102,000.00
1480	2124544	644	85.00	6.050	25.13	127,500.00
1481	2124566	559	84.00	7.600	43.93	116,760.00
1482	2124587	688	84.96	6.000	48.23	113,000.00
1483	2124592	669	75.86	5.990	27.22	176,000.00
1484	2124602	536	85.00	7.850	34.60	117,300.00
1485	2124721	719	80.00	5.990	45.83	55,200.00
1486	2124736	652	37.61	7.875	45.29	85,000.00
1487	2124738	524	84.62	8.950	37.19	66,000.00
1488	2124760	604	80.00	7.350	53.30	105,600.00
1489	2124766	630	81.67	6.150	47.55	490,000.00
1490	2124790	645	80.00	6.200	39.47	62,400.00
1491	2124793	643	66.67	7.200	42.70	140,000.00
1492	2124867	557	80.00	7.250	45.91	62,800.00
1493	2124874	588	70.63	6.350	30.51	113,000.00
1494	2124875	619	77.30	6.950	42.56	193,250.00
1495	2124926	652	90.00	6.000	49.66	108,000.00
1496	2124938	648	69.65	6.450	37.41	70,000.00
1497	2124941	504	85.00	7.900	34.76	122,400.00
1498	2124951	522	80.00	8.790	49.58	84,000.00
1499	2124953	608	65.00	6.775	36.80	68,250.00
1500	2125037	600	82.00	7.000	54.42	73,800.00
1501	2125040	749	90.00	6.200	46.52	79,200.00
1502	2125047	684	80.00	5.990	20.77	71,200.00
1503	2125061	540	45.45	7.815	49.81	50,000.00
1504	2125116	650	64.38	6.425	44.54	357,300.00
1505	2125136	714	76.92	5.990	31.09	400,000.00
1506	2125144	651	90.00	5.990	20.36	79,740.00
1507	2125159	637	90.00	7.350	44.60	141,300.00
1508	2125175	679	84.62	5.990	30.73	110,000.00
1509	2125192	587	65.00	7.750	49.98	117,000.00
1510	2125199	506	45.45	9.700	34.00	50,000.00

	A	B	C	D	E	F
1511	2125205	667	38.46	6.200	22.23	50,000.00
1512	2125214	618	70.00	6.450	36.40	171,500.00
1513	2125287	599	40.00	7.650	31.12	50,000.00
1514	2125318	558	64.71	7.575	35.42	55,000.00
1515	2125320	632	87.31	6.750	48.52	58,500.00
1516	2125354	630	87.00	7.100	40.83	217,500.00
1517	2125358	637	80.00	6.850	39.77	150,400.00
1518	2125370	563	80.00	7.225	30.22	98,400.00
1519	2125392	584	70.00	5.990	30.41	150,500.00
1520	2125400	690	75.00	6.050	46.70	60,000.00
1521	2125478	626	92.03	7.875	34.44	63,500.00
1522	2125495	581	85.00	7.050	42.03	69,700.00
1523	2125600	566	76.97	7.600	24.52	127,000.00
1524	2125608	552	54.88	5.990	36.30	180,000.00
1525	2125616	651	30.48	6.090	44.82	160,000.00
1526	2125621	588	80.56	6.975	42.22	57,200.00
1527	2125676	539	66.67	8.400	17.21	64,000.00
1528	2125698	551	88.07	7.700	42.76	123,300.00
1529	2125708	554	65.29	6.550	31.20	111,000.00
1530	2125738	674	90.00	8.250	22.84	54,000.00
1531	2125746	662	80.00	5.990	36.21	256,800.00
1532	2125754	513	71.43	8.575	40.69	50,000.00
1533	2125757	509	60.00	8.590	43.03	51,000.00
1534	2125765	593	55.73	7.425	24.62	73,000.00
1535	2125808	607	78.13	7.500	44.52	304,700.00
1536	2125813	661	80.00	7.840	43.20	58,400.00
1537	2125821	606	80.00	7.300	4.01	57,600.00
1538	2125847	629	75.00	5.990	51.01	226,500.00
1539	2125883	588	81.79	6.800	24.48	229,000.00
1540	2125918	697	83.33	5.900	50.93	275,000.00
1541	2125973	661	90.00	6.650	42.43	153,000.00
1542	2125977	606	64.29	6.525	44.90	180,000.00
1543	2126206	659	52.01	6.200	37.24	245,500.00
1544	2126245	633	75.00	6.200	38.06	95,249.00
1545	2126250	543	85.00	7.950	16.54	80,750.00
1546	2126275	569	79.87	8.275	20.90	50,000.00
1547	2126299	727	72.69	5.990	24.30	283,500.00
1548	2126318	623	75.00	5.990	26.51	93,750.00
1549	2126327	587	95.00	7.900	27.57	90,250.00
1550	2126479	662	80.00	6.700	40.96	50,400.00
1551	2126513	599	90.00	6.990	39.65	148,500.00
1552	2126525	665	80.00	6.175	45.70	76,000.00
1553	2126532	715	80.00	5.990	42.72	560,000.00
1554	2126533	628	53.57	5.990	53.96	285,000.00
1555	2126534	614	87.96	8.200	38.41	95,000.00
1556	2126577	583	80.00	6.925	49.74	59,200.00
1557	2126605	531	80.00	8.075	49.96	112,000.00
1558	2126692	619	90.00	6.500	40.08	128,700.00
1559	2126697	571	75.00	10.350	34.08	56,250.00
1560	2126723	555	79.37	7.325	27.00	50,000.00
1561	2126740	661	62.29	5.990	35.79	218,000.00
1562	2126788	616	80.00	7.615	33.20	63,200.00
1563	2126791	542	80.00	7.990	32.53	69,600.00
1564	2126795	677	59.01	5.990	40.59	190,000.00

	A	B	C	D	E	F
1565	2126823	608	80.00	7.915	32.02	80,000.00
1566	2126870	550	85.00	9.600	46.49	170,000.00
1567	2126906	629	80.00	6.215	29.90	108,800.00
1568	2126925	659	78.00	6.550	46.32	156,000.00
1569	2126957	611	52.77	5.990	46.13	219,000.00
1570	2127009	676	38.64	6.250	43.41	170,000.00
1571	2127087	639	85.00	5.990	44.71	145,350.00
1572	2127140	659	51.61	5.990	24.55	160,000.00
1573	2127164	662	82.58	5.990	28.17	109,000.00
1574	2127186	566	80.00	7.325	26.34	57,600.00
1575	2127281	633	78.48	5.990	42.88	361,000.00
1576	2127333	643	80.00	6.850	53.80	91,200.00
1577	2127334	609	84.27	6.600	30.48	163,900.00
1578	2127356	637	61.45	6.400	17.45	169,000.00
1579	2127365	599	80.00	6.775	35.72	71,200.00
1580	2127368	627	64.63	7.450	43.24	53,000.00
1581	2127401	524	63.33	8.250	32.87	152,000.00
1582	2127435	639	65.00	7.150	19.57	52,000.00
1583	2127452	542	80.00	7.925	44.62	74,400.00
1584	2127453	526	80.00	8.075	49.34	80,000.00
1585	2127472	607	85.00	7.100	44.30	136,000.00
1586	2127504	624	76.04	6.450	51.12	76,000.00
1587	2127519	610	80.00	6.825	35.23	66,400.00
1588	2127598	635	85.00	6.200	30.83	233,750.00
1589	2127632	539	73.81	8.050	38.20	155,000.00
1590	2127662	743	80.00	6.075	44.26	64,000.00
1591	2127673	574	50.99	7.940	49.63	77,500.00
1592	2127682	614	63.42	5.990	47.39	241,000.00
1593	2127728	513	70.00	8.315	48.38	52,500.00
1594	2127732	591	61.02	7.550	25.69	180,000.00
1595	2127793	591	80.00	8.315	39.27	76,000.00
1596	2127796	629	95.00	7.150	40.84	114,000.00
1597	2127843	587	54.17	6.665	45.22	65,000.00
1598	2127847	633	87.65	6.550	28.80	220,000.00
1599	2127851	669	95.00	7.250	36.31	135,565.00
1600	2127855	590	75.00	7.700	52.53	120,750.00
1601	2127857	640	80.00	8.650	34.13	89,600.00
1602	2127901	572	85.00	7.350	51.97	136,000.00
1603	2127905	656	88.89	5.990	41.59	440,000.00
1604	2127947	662	66.00	6.475	45.04	165,000.00
1605	2128029	637	96.00	6.300	45.44	125,760.00
1606	2128031	566	72.22	7.900	27.61	65,000.00
1607	2128169	684	80.00	6.700	19.21	129,200.00
1608	2128226	758	85.00	6.400	49.72	352,750.00
1609	2128237	696	85.00	5.990	54.49	138,125.00
1610	2128242	673	90.00	8.000	32.54	152,100.00
1611	2128275	580	80.00	6.775	49.56	52,800.00
1612	2128313	639	80.00	7.890	42.12	60,000.00
1613	2128314	604	80.00	6.950	21.35	140,000.00
1614	2128320	625	78.95	7.240	38.63	177,648.00
1615	2128340	629	85.00	6.225	31.61	129,200.00
1616	2128366	602	85.00	6.550	32.85	212,500.00
1617	2128369	599	85.00	6.100	36.57	110,500.00
1618	2128390	656	71.84	5.990	48.46	273,000.00

	A	B	C	D	E	F
1619	2128443	721	80.00	6.100	28.55	57,600.00
1620	2128444	545	67.24	6.580	33.71	97,500.00
1621	2128457	635	88.10	7.650	38.31	185,000.00
1622	2128506	643	75.50	5.990	19.73	83,050.00
1623	2128531	619	65.00	7.400	40.25	136,500.00
1624	2128534	695	73.81	6.150	28.38	124,000.00
1625	2128612	646	73.02	6.965	39.69	101,500.00
1626	2128618	742	86.44	6.000	51.63	213,500.00
1627	2128636	582	66.67	7.900	53.64	58,000.00
1628	2128679	778	75.00	5.990	53.65	438,750.00
1629	2128712	685	64.84	5.990	38.01	415,000.00
1630	2128725	563	80.00	7.950	23.47	64,800.00
1631	2128739	600	80.00	7.600	35.33	124,000.00
1632	2128747	669	95.00	7.725	37.16	142,500.00
1633	2128775	581	80.00	6.800	53.60	198,400.00
1634	2128782	632	90.00	7.350	50.48	177,300.00
1635	2128828	565	80.00	7.225	50.62	122,000.00
1636	2128866	646	40.00	5.990	38.92	150,000.00
1637	2128897	620	90.00	7.400	49.78	90,000.00
1638	2128900	720	79.63	5.990	54.49	322,500.00
1639	2128906	619	80.00	8.400	41.47	60,000.00
1640	2128908	675	78.26	5.990	27.15	144,000.00
1641	2128933	600	56.76	6.650	33.10	193,000.00
1642	2128949	615	80.00	6.000	50.97	208,000.00
1643	2129011	529	73.33	6.400	53.99	253,000.00
1644	2129012	621	81.51	6.450	45.73	291,000.00
1645	2129022	589	74.59	6.250	48.08	276,000.00
1646	2129053	628	80.00	6.600	50.94	412,000.00
1647	2129065	593	24.70	6.400	18.67	76,570.00
1648	2129094	644	85.00	5.990	29.96	95,200.00
1649	2129121	681	90.00	6.740	37.44	135,000.00
1650	2129253	553	80.00	7.990	36.05	115,200.00
1651	2129260	609	77.00	6.350	12.50	85,470.00
1652	2129371	640	77.10	6.250	37.62	330,000.00
1653	2129422	645	76.22	6.750	22.55	62,500.00
1654	2129440	640	63.49	6.325	31.47	200,000.00
1655	2129450	726	90.00	6.600	30.84	406,350.00
1656	2129459	631	80.00	6.500	45.59	103,200.00
1657	2129462	740	95.00	6.050	45.87	223,250.00
1658	2129479	724	80.00	5.990	34.26	512,000.00
1659	2129501	582	58.00	7.500	34.91	58,000.00
1660	2129581	624	64.00	5.990	44.11	56,000.00
1661	2129724	718	90.00	8.600	35.73	90,000.00
1662	2129741	623	76.16	6.315	36.76	131,000.00
1663	2129749	619	90.00	7.150	49.92	76,500.00
1664	2129785	626	51.89	6.150	40.75	110,000.00
1665	2129814	607	18.89	9.325	17.23	85,000.00
1666	2129848	597	87.57	7.700	49.80	317,000.00
1667	2129862	662	60.26	6.550	24.50	114,500.00
1668	2129966	573	78.33	6.850	29.32	94,000.00
1669	2130032	517	65.00	8.150	30.53	83,850.00
1670	2130109	605	80.00	6.825	40.14	90,400.00
1671	2130135	642	90.00	6.850	28.90	153,000.00
1672	2130160	689	100.00	6.700	40.70	140,000.00

	A	B	C	D	E	F
1673	2130168	657	80.00	6.115	43.94	52,000.00
1674	2130207	616	79.57	5.990	41.73	91,500.00
1675	2130223	693	77.27	5.990	31.93	144,500.00
1676	2130311	563	80.00	8.325	35.01	56,000.00
1677	2130319	571	90.00	7.950	22.22	66,600.00
1678	2130403	572	56.67	7.350	22.66	85,000.00
1679	2130439	618	80.00	6.950	22.97	93,600.00
1680	2130459	603	95.00	7.850	44.26	93,100.00
1681	2130462	556	80.00	6.700	48.52	100,000.00
1682	2130494	604	90.00	9.050	47.87	72,000.00
1683	2130499	534	56.82	8.250	33.84	125,000.00
1684	2130502	629	80.00	6.850	45.91	93,200.00
1685	2130512	614	80.00	6.725	22.87	86,400.00
1686	2130549	628	90.00	6.250	31.20	126,000.00
1687	2130561	611	88.00	6.600	42.05	176,000.00
1688	2130568	597	94.67	7.800	20.60	142,000.00
1689	2130589	576	65.00	7.250	44.94	120,900.00
1690	2130614	658	33.49	6.500	33.01	72,000.00
1691	2130712	638	78.73	6.500	35.39	105,500.00
1692	2130714	587	80.00	7.425	14.12	60,000.00
1693	2130746	572	60.24	6.915	48.11	50,000.00
1694	2130748	628	58.45	5.990	53.87	157,810.00
1695	2130766	616	89.25	6.500	41.14	103,000.00
1696	2130826	629	73.53	6.700	51.06	125,000.00
1697	2130830	586	70.00	6.950	48.57	193,200.00
1698	2130903	668	77.11	6.300	23.15	387,090.00
1699	2130929	642	80.00	6.940	31.14	54,400.00
1700	2130989	666	95.00	6.600	30.13	77,900.00
1701	2131179	630	95.00	7.050	49.22	95,000.00
1702	2131186	596	65.00	6.250	54.45	204,750.00
1703	2131248	534	67.00	6.800	48.53	87,100.00
1704	2131254	618	65.00	6.400	19.95	102,050.00
1705	2131259	574	85.00	8.750	43.62	63,750.00
1706	2131273	558	85.00	6.850	46.96	140,250.00
1707	2131318	587	73.33	8.300	47.90	66,000.00
1708	2131323	640	17.75	6.700	33.69	75,425.00
1709	2131346	611	56.86	7.450	51.34	145,000.00
1710	2131374	695	89.77	6.450	47.54	597,000.00
1711	2131399	560	53.97	6.000	33.14	102,000.00
1712	2131409	598	80.00	7.850	34.75	105,600.00
1713	2131450	637	83.85	5.990	28.26	204,600.00
1714	2131498	591	90.00	6.875	31.87	144,000.00
1715	2131532	553	66.04	5.990	31.82	161,800.00
1716	2131646	543	80.00	8.100	45.93	56,000.00
1717	2131653	560	71.79	6.275	53.35	68,200.00
1718	2131781	665	85.00	5.990	44.30	195,500.00
1719	2131783	589	61.32	5.990	29.09	331,150.00
1720	2131792	654	64.44	6.050	35.76	145,000.00
1721	2131868	583	80.00	7.400	37.51	79,200.00
1722	2131878	580	68.09	5.990	33.33	83,750.00
1723	2131887	641	75.66	6.850	32.62	115,000.00
1724	2131891	564	80.00	7.600	46.59	92,000.00
1725	2131930	628	70.00	6.900	16.13	80,500.00
1726	2132068	526	80.00	7.975	41.82	60,000.00

	A	B	C	D	E	F
1727	2132078	594	55.32	6.650	43.99	130,000.00
1728	2132081	659	85.00	7.500	48.89	157,675.00
1729	2132112	649	90.00	6.700	48.38	177,300.00
1730	2132138	701	77.23	5.990	33.59	86,500.00
1731	2132159	695	85.00	6.450	21.64	172,550.00
1732	2132169	596	75.00	6.925	27.92	86,250.00
1733	2132351	601	85.00	6.650	33.23	229,500.00
1734	2132405	641	80.00	6.990	38.22	136,000.00
1735	2132414	650	95.00	7.450	42.12	133,000.00
1736	2132437	631	85.00	6.700	44.68	233,750.00
1737	2132458	567	45.00	8.450	37.43	62,100.00
1738	2132505	620	84.55	7.250	23.29	93,000.00
1739	2132530	580	75.79	5.990	44.61	360,000.00
1740	2132541	620	72.00	5.990	46.93	233,280.00
1741	2132582	717	90.00	5.990	30.47	193,500.00
1742	2132596	626	67.77	6.900	50.22	112,500.00
1743	2132613	644	68.17	7.200	50.57	204,500.00
1744	2132621	508	75.00	8.900	40.70	75,001.00
1745	2132700	614	80.00	6.675	37.01	72,000.00
1746	2132771	611	80.00	6.925	32.50	118,400.00
1747	2132848	639	81.91	6.500	25.51	154,000.00
1748	2132855	599	80.00	6.750	16.59	50,000.00
1749	2132868	757	77.78	6.200	39.87	350,000.00
1750	2132937	633	69.64	5.990	34.88	97,500.00
1751	2133014	640	80.00	7.200	29.97	113,600.00
1752	2133020	639	84.92	6.400	43.46	152,000.00
1753	2133043	599	80.00	6.775	43.54	55,200.00
1754	2133123	681	90.00	6.075	49.40	261,000.00
1755	2133126	620	90.00	6.250	49.58	76,500.00
1756	2133147	589	72.82	6.400	29.76	172,000.00
1757	2133189	661	85.00	6.250	49.01	127,500.00
1758	2133201	645	80.00	6.065	33.98	58,400.00
1759	2133224	612	90.00	7.000	46.18	292,500.00
1760	2133242	648	38.46	5.990	43.28	500,000.00
1761	2133304	566	80.00	7.450	28.22	56,000.00
1762	2133503	635	95.00	7.350	28.25	83,600.00
1763	2133510	649	80.00	6.215	43.43	50,000.00
1764	2133552	586	90.00	7.500	16.05	60,300.00
1765	2133654	562	85.00	8.450	12.51	58,650.00
1766	2133670	716	50.91	7.300	22.44	167,000.00
1767	2133738	654	70.00	7.550	16.09	114,800.00
1768	2133747	649	95.00	7.300	24.72	72,200.00
1769	2133754	645	80.00	5.990	14.96	96,000.00
1770	2133793	598	61.17	7.275	24.46	63,000.00
1771	2133898	610	80.00	7.325	33.96	80,000.00
1772	2133907	565	62.73	7.790	36.96	69,000.00
1773	2134072	696	80.00	6.000	33.85	102,400.00
1774	2134078	581	63.00	5.990	54.56	315,000.00
1775	2134112	669	64.20	6.690	33.17	52,000.00
1776	2134147	661	90.00	6.100	38.61	271,800.00
1777	2134148	554	77.27	6.700	34.90	68,000.00
1778	2134154	654	90.00	6.700	36.83	166,500.00
1779	2134170	610	70.00	6.050	37.99	105,000.00
1780	2134172	697	83.33	5.990	44.80	325,000.00

	A	B	C	D	E	F
1781	2134192	624	80.00	6.690	32.00	76,000.00
1782	2134193	622	80.00	7.265	18.59	72,000.00
1783	2134212	572	60.67	7.900	27.19	182,000.00
1784	2134341	618	70.00	6.300	26.74	96,950.00
1785	2134370	720	82.80	5.990	48.20	130,000.00
1786	2134417	555	90.00	7.150	47.59	112,500.00
1787	2134420	642	80.00	6.215	43.13	61,600.00
1788	2134513	637	90.00	6.850	43.03	99,450.00
1789	2134516	778	82.35	6.850	38.83	140,000.00
1790	2134518	637	48.32	7.575	51.41	115,000.00
1791	2134528	615	80.00	7.700	30.70	160,000.00
1792	2134562	550	30.49	8.500	41.45	50,000.00
1793	2134608	645	14.71	6.075	54.93	50,000.00
1794	2134665	658	90.00	6.350	36.23	297,000.00
1795	2134694	603	85.00	7.550	49.59	255,000.00
1796	2134697	598	45.45	7.400	47.08	100,000.00
1797	2134741	571	57.67	5.990	36.73	116,500.00
1798	2134745	656	56.60	6.465	16.23	60,000.00
1799	2134871	611	77.73	5.990	29.59	102,600.00
1800	2134873	620	80.00	6.315	52.36	60,000.00
1801	2134930	669	37.67	5.990	38.94	113,000.00
1802	2134947	761	89.00	6.065	30.22	222,500.00
1803	2134967	629	80.00	6.415	41.65	186,400.00
1804	2134980	646	37.98	5.990	31.58	338,000.00
1805	2134989	676	84.21	6.050	47.46	80,000.00
1806	2135010	627	79.82	6.350	40.93	182,400.00
1807	2135134	668	90.00	5.990	46.42	67,500.00
1808	2135336	686	80.00	6.925	48.12	68,800.00
1809	2135412	630	80.00	7.390	40.27	128,000.00
1810	2135536	572	75.00	7.175	45.24	132,000.00
1811	2135537	639	95.00	8.650	42.40	90,250.00
1812	2135554	654	80.00	6.150	37.41	217,600.00
1813	2135555	654	68.14	6.100	47.76	293,000.00
1814	2135565	659	80.00	6.215	40.16	104,000.00
1815	2135569	661	80.00	6.900	34.34	81,600.00
1816	2135604	595	60.53	5.990	31.61	115,000.00
1817	2135808	650	80.00	6.165	36.16	88,000.00
1818	2135870	646	90.00	7.250	49.93	63,000.00
1819	2136042	592	80.00	7.475	28.92	76,800.00
1820	2136085	556	70.00	6.700	52.03	220,500.00
1821	2136094	621	48.80	6.490	39.75	61,000.00
1822	2136143	667	85.00	5.990	42.97	357,425.00
1823	2136149	643	80.00	8.440	47.68	160,000.00
1824	2136164	576	69.47	7.300	52.32	264,000.00
1825	2136199	561	71.32	7.550	48.94	189,000.00
1826	2136212	601	86.84	6.950	37.92	82,500.00
1827	2136263	593	80.00	6.875	40.67	54,000.00
1828	2136303	557	75.00	6.650	31.19	345,000.00
1829	2136353	656	46.30	6.350	43.21	125,000.00
1830	2136444	587	89.94	7.600	33.70	113,600.00
1831	2136460	697	88.94	6.250	37.92	209,000.00
1832	2136603	679	93.39	5.990	48.60	130,750.00
1833	2136736	574	67.81	6.950	24.27	217,000.00
1834	2136793	722	85.00	6.100	48.57	110,500.00

	A	B	C	D	E	F
1835	2136826	623	80.00	6.575	34.15	160,800.00
1836	2136907	608	29.40	7.000	25.51	54,385.00
1837	2136934	603	58.52	6.500	13.77	158,000.00
1838	2136936	624	90.00	6.990	41.08	69,300.00
1839	2136941	632	73.99	6.300	42.60	165,000.00
1840	2137031	695	80.00	6.650	26.62	148,800.00
1841	2137051	588	65.00	6.400	28.80	172,250.00
1842	2137126	650	65.00	6.800	37.97	81,250.00
1843	2137175	678	90.00	5.990	40.48	265,500.00
1844	2137260	577	75.00	7.250	54.71	138,750.00
1845	2137280	635	62.18	5.900	42.79	97,000.00
1846	2137284	593	85.00	6.950	48.81	102,000.00
1847	2137288	658	80.00	7.350	42.17	112,000.00
1848	2137387	692	48.70	5.990	53.74	150,000.00
1849	2137424	672	80.00	6.790	42.89	240,000.00
1850	2137430	670	53.85	5.990	48.27	133,000.00
1851	2137436	555	72.00	6.900	38.20	169,200.00
1852	2137467	585	76.80	6.400	30.58	192,000.00
1853	2137491	662	80.00	7.015	49.40	80,000.00
1854	2137569	721	88.68	5.990	31.27	564,000.00
1855	2137619	600	85.00	7.550	41.92	95,710.00
1856	2137633	620	93.08	8.150	42.88	363,000.00
1857	2137701	616	90.00	8.100	26.61	77,400.00
1858	2137769	672	66.40	6.850	19.03	83,000.00
1859	2137893	621	34.20	5.990	43.27	171,000.00
1860	2137958	621	80.00	6.315	30.84	54,400.00
1861	2137959	746	95.00	7.700	30.94	139,650.00
1862	2137974	609	90.00	7.250	49.89	119,700.00
1863	2137988	691	90.00	6.375	43.30	382,500.00
1864	2138013	513	69.23	7.800	23.04	126,000.00
1865	2138088	624	80.00	6.900	23.72	128,000.00
1866	2138262	621	56.29	5.990	23.26	85,000.00
1867	2138407	736	59.35	5.990	42.30	136,500.00
1868	2138445	660	88.55	6.350	25.95	122,200.00
1869	2138494	662	88.37	5.990	37.95	380,000.00
1870	2138566	687	85.00	7.700	26.95	61,200.00
1871	2138576	693	43.40	6.000	48.42	217,000.00
1872	2138638	636	55.32	6.650	43.73	61,400.00
1873	2138685	615	65.00	5.990	26.16	195,000.00
1874	2138766	702	80.00	6.150	28.47	166,400.00
1875	2138846	596	80.00	7.650	42.10	60,000.00
1876	2138854	563	47.14	6.950	40.35	82,500.00
1877	2138868	680	47.85	6.150	47.18	189,000.00
1878	2139025	641	90.00	7.500	29.46	106,200.00
1879	2139067	598	80.00	7.525	29.62	120,000.00
1880	2139108	560	40.50	9.450	38.79	81,000.00
1881	2139149	536	70.00	7.150	54.94	93,100.00
1882	2139165	662	69.25	6.300	25.60	250,000.00
1883	2139168	540	57.58	6.990	30.80	190,000.00
1884	2139280	561	49.26	7.890	23.69	50,000.00
1885	2139292	623	95.00	8.300	39.50	93,100.00
1886	2139300	577	80.00	8.315	48.03	87,200.00
1887	2139359	702	63.93	5.990	25.11	89,500.00
1888	2139443	630	85.00	7.550	49.16	148,750.00

	A	B	C	D	E	F
1889	2139560	706	80.00	6.900	38.45	111,600.00
1890	2139623	670	85.00	5.990	39.25	64,600.00
1891	2139665	604	95.00	7.700	43.93	175,750.00
1892	2139708	690	66.67	6.450	26.43	50,000.00
1893	2139739	693	53.91	6.000	44.81	93,000.00
1894	2139758	725	73.81	6.775	41.63	62,000.00
1895	2139778	596	86.08	7.000	49.84	136,000.00
1896	2139829	531	65.79	9.500	47.96	125,000.00
1897	2139831	624	89.11	7.200	49.40	170,200.00
1898	2139864	801	15.09	5.990	27.70	80,000.00
1899	2140027	625	65.00	5.990	46.43	276,250.00
1900	2140050	633	90.00	6.600	40.11	104,400.00
1901	2140072	639	71.14	5.990	48.50	175,000.00
1902	2140305	558	77.20	6.900	30.28	140,500.00
1903	2140327	693	47.62	6.600	26.49	200,000.00
1904	2140393	622	78.84	6.500	40.44	272,000.00
1905	2140435	752	48.98	6.050	32.62	120,000.00
1906	2140438	741	80.00	5.990	27.27	200,000.00
1907	2140545	590	90.00	8.100	36.64	63,900.00
1908	2140599	580	80.00	7.500	49.13	72,000.00
1909	2140640	706	65.54	6.200	22.16	290,000.00
1910	2140644	625	90.00	6.400	24.72	156,600.00
1911	2140660	621	90.00	7.000	28.91	88,200.00
1912	2140800	610	75.00	7.425	24.28	63,750.00
1913	2140849	667	38.71	7.450	51.10	60,000.00
1914	2140858	583	80.00	6.775	49.63	93,600.00
1915	2141065	656	53.89	6.800	51.00	152,500.00
1916	2141074	689	85.00	6.150	48.60	412,250.00
1917	2141162	650	46.52	6.450	46.75	107,000.00
1918	2141251	641	80.00	7.190	34.52	73,600.00
1919	2141322	628	80.00	6.250	43.31	156,000.00
1920	2141402	694	78.07	6.600	46.50	420,000.00
1921	2141404	708	81.30	6.200	25.02	81,300.00
1922	2141411	636	60.00	5.990	28.24	148,800.00
1923	2141501	639	70.00	6.800	45.40	60,900.00
1924	2141610	643	85.00	7.200	33.47	229,500.00
1925	2141626	640	90.00	5.990	45.43	297,000.00
1926	2141627	687	75.00	5.990	53.02	212,250.00
1927	2141664	658	80.00	6.915	45.66	56,000.00
1928	2141733	800	50.67	5.990	46.69	304,000.00
1929	2141802	563	8.33	6.880	54.50	50,000.00
1930	2141848	637	85.00	8.650	46.25	229,500.00
1931	2141863	722	75.00	6.000	43.56	77,250.00
1932	2141896	593	90.00	7.750	29.66	135,000.00
1933	2141939	632	95.00	7.050	47.46	131,100.00
1934	2141946	594	71.43	7.150	34.17	50,000.00
1935	2142049	686	68.33	6.100	10.07	82,000.00
1936	2142070	646	53.85	5.990	45.59	280,000.00
1937	2142156	670	81.82	5.990	37.46	270,000.00
1938	2142387	558	75.00	8.850	15.55	53,250.00
1939	2142519	611	52.86	6.400	38.07	185,000.00
1940	2142550	523	80.00	8.715	49.83	134,000.00
1941	2142650	587	90.00	7.250	44.45	117,000.00
1942	2142669	645	80.00	6.200	49.99	244,000.00

	A	B	C	D	E	F
1943	2142834	650	85.00	5.990	29.03	282,200.00
1944	2142895	565	77.00	7.350	26.71	88,550.00
1945	2142918	669	85.00	6.200	47.27	86,700.00
1946	2142983	669	80.00	6.100	48.73	96,000.00
1947	2143088	660	50.00	5.990	26.20	110,000.00
1948	2143107	622	56.34	6.300	44.36	80,000.00
1949	2143215	796	43.89	5.990	36.22	79,000.00
1950	2143284	605	80.00	7.325	46.49	182,000.00
1951	2144056	558	46.13	5.990	35.34	214,500.00
1952	2144327	586	90.00	7.550	48.57	315,000.00
1953	2144400	739	90.00	5.990	38.35	277,200.00
1954	2144428	641	71.29	6.150	49.36	144,000.00
1955	2145124	566	68.55	7.800	51.21	75,400.00
1956	2145730	698	90.00	5.990	38.98	324,000.00
1957	2145751	559	74.38	7.650	30.96	450,000.00
1958	2147997	658	29.07	6.800	52.55	125,000.00
1959	1000294345	647	79.93	6.990	46.95	351,841.69
1960	1000298118	689	79.77	6.150	39.57	162,972.73
1961	1000300203	737	79.84	5.990	32.42	143,746.76
1962	1000309703	598	64.95	7.700	35.34	178,367.05
1963	1000347333	627	89.91	9.300	27.24	74,204.46
1964	1000375007	604	75.00	8.550	32.99	168,340.93
1965	1000455769	579	80.00	7.350	38.39	68,000.00
1966	1000495887	633	78.92	6.500	34.86	145,868.01
1967	1000551735	664	79.42	5.990	39.43	122,842.58
1968	1000558319	643	73.24	6.675	18.77	372,845.53
1969	1000561467	549	70.00	9.100	37.97	104,943.83
1970	1000590186	566	83.91	6.490	29.25	326,655.57
1971	1000595207	664	80.00	6.500	48.59	125,622.59
1972	1000619691	654	79.77	6.200	48.73	103,844.63
1973	1000639125	644	83.62	6.950	49.54	530,118.32
1974	1000641372	721	36.57	6.700	35.19	190,847.00
1975	1000648188	614	72.73	6.250	41.51	399,238.95
1976	1000649258	679	46.69	5.999	19.07	220,418.95
1977	1000698837	565	40.16	7.500	39.80	98,000.00
1978	1000699042	640	74.43	6.750	48.74	129,954.41
1979	1000731550	583	35.67	8.150	24.53	74,754.79
1980	1000739473	671	80.00	7.400	38.89	161,106.04
1981	1000740700	622	79.05	7.850	25.04	52,815.36
1982	1000743976	654	75.00	6.140	32.75	268,945.27
1983	1000748622	711	80.00	6.100	39.71	129,488.28
1984	1000761759	556	70.41	7.200	22.37	68,945.64
1985	1000772140	504	80.00	9.400	27.94	64,000.00
1986	1000773363	659	79.47	6.588	37.27	261,799.32
1987	1000784413	725	60.87	5.990	28.16	210,000.00
1988	1000793074	592	58.82	8.230	46.43	49,903.30
1989	1000794171	620	65.00	6.850	4.84	195,000.00
1990	1000797953	652	85.00	5.750	49.82	332,151.35
1991	1000798426	701	45.46	6.850	42.09	271,840.45
1992	1000813123	589	39.57	5.990	46.57	454,090.09
1993	1000813301	623	70.00	5.990	39.33	270,358.25
1994	1000817824	635	43.58	6.350	54.79	191,998.56
1995	1000826823	571	79.94	5.990	29.14	266,733.69
1996	1000838482	685	84.95	8.990	23.08	111,104.93

	A	B	C	D	E	F
1997	1000840754	714	90.00	7.950	47.88	583,802.53
1998	1000847141	687	79.92	6.150	38.84	115,581.66
1999	1000851901	639	89.82	8.200	41.26	135,371.62
2000	1000853981	604	25.52	7.800	41.94	165,617.49
2001	1000854212	610	67.23	5.850	44.93	398,764.71
2002	1000863275	661	69.81	6.550	34.50	214,962.08
2003	1000863890	562	89.95	9.350	33.80	76,383.23
2004	1000865059	580	80.00	8.330	30.90	79,321.79
2005	1000866637	693	94.95	8.650	15.12	62,326.43
2006	1000866842	535	79.94	7.100	44.86	198,158.48
2007	1000868074	694	78.30	6.990	30.25	390,855.04
2008	1000871195	597	78.10	5.990	35.25	409,180.08
2009	1000874888	650	90.00	5.750	45.06	197,585.56
2010	1000877466	660	94.85	7.300	51.05	75,705.70
2011	1000877607	529	71.27	7.550	40.56	181,329.43
2012	1000881040	626	90.00	8.000	20.56	108,679.33
2013	1000883306	676	90.00	6.500	43.30	67,377.63
2014	1000884626	569	80.00	5.750	47.49	139,706.96
2015	1000888793	680	70.00	5.990	35.40	52,319.32
2016	1000894562	672	64.81	5.750	43.11	239,045.30
2017	1000896114	708	100.00	9.800	44.71	184,914.60
2018	1000897266	648	71.43	8.300	51.65	49,936.66
2019	1000898176	552	61.26	8.150	45.01	53,121.77
2020	1000899228	669	90.00	8.650	42.31	66,521.48
2021	1000902688	532	44.41	7.990	49.82	188,362.61
2022	1000903071	621	84.88	7.750	38.29	102,559.38
2023	1000903605	774	95.00	6.990	37.62	214,951.31
2024	1000905266	612	79.55	6.350	49.49	174,673.40
2025	1000905701	644	79.21	6.200	28.08	399,231.60
2026	1000909244	556	73.14	8.050	45.90	206,862.51
2027	1000911963	556	79.94	7.600	4.05	470,620.86
2028	1000912739	696	80.55	5.950	43.61	278,936.78
2029	1000915102	587	79.86	6.600	44.02	142,769.17
2030	1000915772	629	75.00	6.000	36.06	151,793.03
2031	1000916469	690	79.92	5.750	49.49	147,380.18
2032	1000923442	739	63.10	5.990	46.32	264,735.69
2033	1000926243	671	70.88	5.990	37.39	275,589.75
2034	1000926449	628	69.86	6.150	46.39	254,505.42
2035	1000930247	656	84.53	5.750	43.17	223,531.14
2036	1000937197	607	79.95	7.900	38.84	81,455.30
2037	1000944786	601	61.52	6.150	32.86	240,512.47
2038	1000945348	606	85.00	9.750	37.31	71,877.60
2039	1000951045	660	90.00	6.750	36.73	121,259.60
2040	1000952231	675	79.32	6.550	25.09	288,980.23
2041	1000952286	620	83.33	6.490	42.90	149,590.19
2042	1000953061	644	95.00	7.300	36.84	91,824.18
2043	1000953506	582	85.00	8.850	46.39	136,824.05
2044	1000957165	527	85.00	8.550	36.49	64,986.01
2045	1000960561	531	64.29	7.050	33.59	134,890.43
2046	1000962195	684	90.00	6.800	46.34	166,215.28
2047	1000964745	588	89.99	8.050	42.55	89,780.18
2048	1000966832	505	70.74	7.900	54.93	124,414.75
2049	1000967001	695	92.61	5.990	51.34	212,574.04
2050	1000968386	612	61.54	6.450	40.04	159,559.48

	A	B	C	D	E	F
2051	1000968484	691	85.00	5.750	42.02	398,663.80
2052	1000969465	683	27.94	5.750	27.43	83,648.73
2053	1000970685	681	49.41	5.750	54.51	208,521.24
2054	1000973101	637	73.11	5.750	54.91	279,707.66
2055	1000974280	672	70.00	9.250	45.12	90,857.38
2056	1000974529	752	70.00	6.875	32.30	94,340.76
2057	1000975804	659	94.86	7.450	30.28	136,298.12
2058	1000978856	677	80.00	5.750	31.38	113,081.81
2059	1000979490	591	78.57	6.850	37.74	109,907.13
2060	1000979551	676	57.56	6.750	52.17	117,898.40
2061	1000984643	596	80.00	5.990	23.27	87,824.02
2062	1000984670	640	90.00	6.200	48.67	123,063.14
2063	1000985553	554	54.18	5.990	35.20	213,356.46
2064	1000991332	655	90.00	8.990	44.22	89,002.09
2065	1000993330	764	90.00	7.100	38.93	265,916.12
2066	1000993580	642	79.07	6.300	34.51	678,718.62
2067	1000995784	699	74.96	8.950	19.46	108,569.54
2068	1000995926	699	74.96	8.950	19.46	108,569.54
2069	1000996337	551	80.00	8.400	28.41	65,518.59
2070	1000996783	693	69.23	6.950	13.90	673,313.95
2071	1001000632	557	85.00	8.800	38.64	104,617.40
2072	1001001748	592	79.87	7.100	45.94	121,530.23
2073	1001003853	603	85.00	6.100	35.89	105,193.61
2074	1001004656	581	88.69	8.050	33.65	141,716.54
2075	1001011817	524	83.90	7.990	38.94	98,662.31
2076	1001012530	599	76.67	7.725	41.06	57,376.85
2077	1001013156	626	80.00	6.300	35.79	139,868.44
2078	1001013557	635	85.00	6.500	30.28	229,083.93
2079	1001014262	676	87.65	6.000	38.93	297,405.20
2080	1001014609	652	79.86	6.650	34.87	212,659.14
2081	1001018044	689	90.00	6.000	17.76	105,089.82
2082	1001018856	683	70.00	5.990	50.47	254,731.66
2083	1001023305	630	83.17	6.400	45.85	158,707.03
2084	1001023966	716	84.75	5.375	38.16	249,438.47
2085	1001026516	583	81.44	6.000	41.30	394,211.58
2086	1001027374	664	88.91	6.000	37.92	443,222.67
2087	1001027935	703	79.86	6.750	45.37	131,545.15
2088	1001029951	626	66.67	5.750	17.74	189,602.31
2089	1001030333	663	84.93	6.050	30.41	309,387.13
2090	1001030609	694	85.00	8.900	49.01	55,612.67
2091	1001031163	619	82.35	5.990	45.35	349,650.91
2092	1001031216	604	79.85	6.500	49.79	121,196.69
2093	1001032705	637	75.61	5.990	31.55	154,690.03
2094	1001033651	579	85.00	8.450	40.57	168,857.32
2095	1001033768	759	82.79	5.750	45.43	355,628.31
2096	1001036015	555	85.00	7.350	46.60	241,878.36
2097	1001036845	618	66.52	7.275	16.80	76,380.88
2098	1001037808	517	64.92	7.700	41.61	160,885.22
2099	1001038433	685	89.94	8.250	26.18	62,879.26
2100	1001038479	705	80.00	5.800	49.27	391,187.23
2101	1001038629	626	80.00	5.750	37.19	191,598.12
2102	1001039245	699	90.00	5.750	44.76	244,029.56
2103	1001039370	738	80.00	7.250	54.50	158,950.87
2104	1001040386	596	70.00	6.550	47.37	383,960.31

	A	B	C	D	E	F
2105	1001040448	606	75.00	9.000	37.86	52,442.43
2106	1001043392	625	70.00	5.750	28.96	275,921.25
2107	1001045737	597	77.73	9.200	22.73	85,455.21
2108	1001048244	615	39.98	7.100	39.21	135,713.54
2109	1001048388	699	80.00	5.300	19.28	333,542.84
2110	1001049154	531	70.00	6.990	25.35	132,780.90
2111	1001050043	745	85.00	5.500	49.97	424,067.49
2112	1001050481	750	74.19	5.750	49.57	229,518.58
2113	1001051514	673	49.82	6.990	10.69	141,551.61
2114	1001052899	584	80.00	6.990	29.59	201,434.42
2115	1001057509	684	89.96	5.990	46.60	488,012.76
2116	1001059552	645	79.75	5.750	44.83	358,897.21
2117	1001060657	545	80.00	9.850	35.14	347,518.24
2118	1001060719	674	87.52	5.990	47.77	310,068.49
2119	1001061200	646	57.67	6.100	45.47	171,817.36
2120	1001061460	648	80.00	7.500	48.29	137,931.56
2121	1001063057	626	78.50	6.800	42.56	250,770.45
2122	1001063351	636	89.89	8.450	49.29	116,640.70
2123	1001063725	634	58.74	5.750	20.44	167,648.35
2124	1001065616	684	80.00	5.800	44.32	311,353.10
2125	1001065723	661	80.00	7.250	46.32	207,510.27
2126	1001066036	743	71.54	5.750	51.97	412,634.49
2127	1001066107	640	80.00	6.275	17.58	74,884.13
2128	1001066811	635	84.91	6.300	39.71	449,152.02
2129	1001071431	603	85.00	7.500	38.30	159,800.00
2130	1001075589	699	85.00	6.900	34.78	97,586.09
2131	1001078354	737	85.00	8.850	30.18	142,638.46
2132	1001079807	661	79.88	7.400	43.42	159,826.19
2133	1001085505	545	68.18	8.750	22.61	74,593.10
2134	1001086005	578	80.00	7.825	51.27	102,728.53
2135	1001087068	592	79.86	6.650	45.43	203,102.42
2136	1001088593	602	86.98	5.875	42.36	373,235.51
2137	1001090517	643	77.53	5.490	21.35	137,696.64
2138	1001091151	598	80.00	5.990	44.87	232,334.45
2139	1001091981	614	60.00	6.650	54.33	285,000.00
2140	1001092141	731	65.00	5.850	48.60	275,682.63
2141	1001092221	647	79.94	7.550	44.67	123,634.04
2142	1001094817	614	80.00	6.375	46.98	203,621.11
2143	1001095335	659	85.00	7.250	11.12	61,152.26
2144	1001095558	595	78.42	6.250	44.36	395,246.56
2145	1001095923	728	80.00	8.050	49.80	159,786.74
2146	1001096539	606	61.09	5.750	43.32	167,648.35
2147	1001098216	749	65.00	5.850	44.27	104,435.07
2148	1001098449	636	72.56	5.750	50.23	291,795.95
2149	1001098724	670	88.43	6.000	43.50	364,469.78
2150	1001099509	550	85.00	6.590	40.09	114,545.57
2151	1001099607	616	68.95	6.600	26.50	150,731.51
2152	1001099732	564	80.00	6.990	42.51	75,874.80
2153	1001099876	603	75.00	7.500	52.70	243,387.07
2154	1001101113	610	94.06	7.400	29.50	94,782.88
2155	1001101177	644	24.80	5.870	43.26	185,619.44
2156	1001101587	506	77.93	8.150	43.95	84,833.74
2157	1001103317	647	79.94	7.750	44.71	206,760.54
2158	1001103399	710	70.00	5.850	43.34	391,194.91

	A	B	C	D	E	F
2159	1001104192	670	69.88	6.388	54.91	289,462.73
2160	1001104272	643	84.95	8.750	30.15	67,882.38
2161	1001104441	655	60.44	5.750	51.86	171,889.46
2162	1001105360	592	90.00	5.990	43.88	472,500.00
2163	1001106528	640	80.00	7.200	32.91	65,496.32
2164	1001106760	647	90.00	5.900	32.61	152,688.74
2165	1001107233	517	88.23	9.000	53.83	54,670.12
2166	1001107313	629	72.73	6.700	48.47	598,953.75
2167	1001107527	633	75.00	6.800	55.00	778,666.20
2168	1001108198	647	43.52	6.500	38.66	358,675.46
2169	1001108303	628	81.78	6.500	47.35	367,332.84
2170	1001109311	636	90.98	7.150	26.20	231,629.68
2171	1001109357	648	80.00	6.750	26.83	259,551.03
2172	1001110853	670	90.00	5.750	54.81	336,793.57
2173	1001111102	775	90.00	7.500	29.01	228,985.83
2174	1001111317	655	90.00	7.150	36.53	160,971.81
2175	1001112307	601	46.18	6.725	24.87	259,548.83
2176	1001112619	634	95.00	7.750	41.99	321,593.93
2177	1001114216	642	75.00	7.037	37.24	445,521.62
2178	1001114519	654	66.67	5.600	48.49	498,923.37
2179	1001114751	613	80.00	5.990	21.04	419,454.81
2180	1001116018	644	80.00	7.775	42.78	122,673.79
2181	1001116241	631	72.00	7.500	31.15	53,959.92
2182	1001116287	619	65.57	5.800	49.54	199,585.32
2183	1001118695	626	55.26	6.250	38.26	209,800.74
2184	1001119202	679	88.72	5.800	32.58	138,113.04
2185	1001119925	598	80.00	7.700	45.07	300,585.55
2186	1001120511	571	79.37	7.800	31.79	299,579.41
2187	1001121093	649	80.00	6.600	32.02	172,000.00
2188	1001121217	694	73.76	6.990	41.48	202,499.12
2189	1001122270	742	90.00	9.050	19.23	51,221.35
2190	1001122715	638	73.33	6.850	35.74	87,850.99
2191	1001123288	679	65.00	5.750	19.17	324,319.73
2192	1001123910	635	82.61	5.750	38.44	235,204.18
2193	1001124072	662	81.39	6.050	42.56	316,796.45
2194	1001124642	690	57.92	5.750	44.51	306,357.41
2195	1001125482	729	79.77	6.300	40.83	279,206.48
2196	1001126212	660	85.14	5.750	49.88	356,851.50
2197	1001129004	545	58.94	6.950	41.71	113,561.13
2198	1001129095	504	80.00	8.650	22.41	57,566.17
2199	1001129996	580	79.93	6.950	38.40	82,993.10
2200	1001131457	715	80.00	6.650	40.42	247,782.26
2201	1001131796	634	80.00	6.650	11.90	47,420.35
2202	1001131812	545	85.00	10.775	44.31	61,200.00
2203	1001132651	603	80.00	6.250	29.59	117,775.49
2204	1001133026	676	37.50	6.125	3.47	149,489.69
2205	1001134436	548	74.95	7.900	29.15	95,802.46
2206	1001135079	563	54.20	6.150	43.31	81,221.36
2207	1001135337	661	80.00	7.750	36.74	59,915.03
2208	1001136461	636	75.00	8.680	14.59	53,562.17
2209	1001137148	747	60.28	5.750	34.38	253,204.37
2210	1001137889	650	90.00	6.990	35.54	224,629.33
2211	1001138361	735	77.78	6.990	43.30	349,712.54
2212	1001138389	606	90.00	6.500	49.07	220,100.25

	A	B	C	D	E	F
2213	1001138735	659	84.02	5.625	49.73	283,391.35
2214	1001139486	605	58.54	6.300	28.02	143,396.95
2215	1001139645	809	23.03	6.225	30.63	75,485.96
2216	1001140731	595	66.67	6.100	24.34	169,833.98
2217	1001141188	595	80.00	6.400	29.82	239,556.39
2218	1001141758	553	85.00	6.750	48.65	203,647.73
2219	1001142052	695	80.00	7.550	16.90	147,891.26
2220	1001142123	534	80.00	7.800	49.52	93,468.78
2221	1001142454	668	69.76	5.750	33.38	142,700.68
2222	1001144210	611	80.00	5.750	49.47	115,757.20
2223	1001148181	726	56.25	5.875	47.24	450,000.00
2224	1001149046	642	68.70	5.950	47.87	394,204.03
2225	1001151158	718	35.64	5.750	24.66	97,794.87
2226	1001151185	756	42.47	5.750	26.47	180,122.19
2227	1001153584	588	70.42	5.950	38.43	174,647.36
2228	1001154217	628	94.92	6.950	49.29	64,385.29
2229	1001155341	600	80.00	6.200	48.94	81,443.25
2230	1001157955	512	75.00	8.500	38.35	74,759.92
2231	1001159310	694	89.92	6.700	34.80	383,296.34
2232	1001160148	647	95.00	8.100	16.93	78,584.69
2233	1001162306	656	65.79	6.775	27.75	199,828.65
2234	1001168202	638	57.56	6.990	7.00	69,527.78
2235	1001168854	738	77.69	6.500	48.81	100,816.89
2236	1001170155	620	71.59	6.250	41.73	253,000.00
2237	1001186941	596	76.56	6.500	41.03	97,599.26
2238	1001189083	710	90.00	6.600	49.00	60,246.54
2239	1001189467	644	58.21	5.750	43.04	225,401.53
2240	1001195414	659	83.33	6.300	46.43	374,293.35
2241	1001195487	611	70.89	5.750	44.32	279,413.92
2242	1001195922	565	59.26	6.100	48.91	79,843.34
2243	1001196342	588	67.71	8.400	3.00	81,199.76
2244	1001198180	726	79.94	7.100	49.87	84,663.76
2245	1001198901	640	100.00	8.750	47.21	279,000.00
2246	1001200337	664	80.00	6.625	32.82	143,872.95
2247	1001204510	602	90.00	5.800	47.27	134,720.09
2248	1001208115	684	77.87	5.990	48.05	291,416.06
2249	1001208785	624	89.71	5.750	43.20	304,361.60
2250	1001208810	757	80.00	5.750	35.35	558,827.85
2251	1001210950	631	94.38	7.250	47.57	75,217.97
2252	1001217203	632	75.56	6.050	28.10	339,327.81
2253	1001217640	692	80.00	5.750	45.84	459,037.16
2254	1001217766	639	90.00	5.750	24.36	185,910.05
2255	1001217891	620	84.93	6.650	41.42	97,492.21
2256	1001218140	719	34.92	6.500	51.66	109,900.56
2257	1001219791	674	45.20	5.750	15.96	79,642.48
2258	1001219899	675	79.92	6.200	22.23	189,852.18
2259	1001220903	615	89.94	7.800	48.76	136,608.90
2260	1001221118	672	67.61	5.990	41.66	239,760.62
2261	1001222652	716	90.00	5.750	49.16	386,189.96
2262	1001222965	662	90.00	7.990	19.40	113,696.40
2263	1001223633	622	80.00	5.750	48.37	335,296.71
2264	1001226630	654	84.90	5.900	36.84	207,576.85
2265	1001228433	647	85.96	5.875	41.87	244,499.20
2266	1001230055	559	56.30	5.990	36.87	232,575.29

	A	B	C	D	E	F
2267	1001231713	708	65.00	6.350	38.33	259,758.02
2268	1001233551	649	72.59	6.350	52.58	148,522.29
2269	1001235719	616	65.00	7.050	27.79	162,235.44
2270	1001238618	691	80.56	5.750	46.41	578,785.99
2271	1001239671	589	90.00	6.990	45.45	287,754.47
2272	1001241445	606	90.00	5.990	27.75	317,064.66
2273	1001244521	549	58.00	6.000	42.31	289,421.16
2274	1001244870	601	46.51	6.400	41.06	199,815.65
2275	1001244932	608	90.30	7.500	14.83	92,811.85
2276	1001247118	658	79.46	6.300	44.48	146,861.86
2277	1001249134	633	83.86	6.075	40.24	373,632.99
2278	1001249152	658	94.88	5.800	48.27	314,346.88
2279	1001250498	581	80.00	6.750	51.37	256,356.56
2280	1001250666	667	89.85	7.050	48.37	183,900.63
2281	1001251273	573	77.03	7.825	16.51	142,400.94
2282	1001252511	677	85.00	6.250	45.90	319,600.00
2283	1001253574	621	40.53	5.990	32.18	153,846.40
2284	1001260101	789	90.00	5.950	36.82	222,301.13
2285	1001263778	514	65.79	8.450	16.86	49,861.18
2286	1001264526	572	65.25	8.750	53.32	91,947.07
2287	1001268309	770	65.19	5.900	42.97	136,761.09
2288	1001268666	649	90.00	7.850	27.14	145,597.65
2289	1001270136	629	69.37	6.250	35.61	236,100.19
2290	1001272688	683	84.80	6.250	49.32	121,038.09
2291	1001275541	511	80.00	8.600	45.37	144,000.00
2292	1001276318	554	64.39	7.300	25.36	202,686.54
2293	1001276336	596	79.78	7.000	42.87	216,822.13
2294	1001278478	688	79.93	6.450	40.61	285,215.86
2295	1001281044	700	84.85	5.750	37.76	519,909.48
2296	1001281375	670	87.39	7.500	30.67	103,922.82
2297	1001281936	657	90.00	7.500	17.01	50,094.62
2298	1001281963	653	90.00	8.050	33.94	71,952.18
2299	1001282258	778	73.08	5.800	42.40	284,409.08
2300	1001282338	517	85.00	8.400	20.95	46,619.62
2301	1001282695	609	83.01	6.200	49.83	530,229.47
2302	1001282935	647	90.00	6.750	48.13	203,048.77
2303	1001283319	614	80.00	5.900	33.91	544,000.00
2304	1001284149	677	68.73	5.990	27.27	188,622.04
2305	1001284407	659	89.86	7.300	34.91	61,010.78
2306	1001284489	640	80.00	6.500	40.70	578,948.50
2307	1001285834	609	80.00	6.500	39.89	92,631.76
2308	1001285941	617	82.86	5.750	37.21	173,635.80
2309	1001286067	634	90.00	5.990	31.96	260,478.05
2310	1001286316	712	80.00	5.750	48.95	319,330.20
2311	1001286762	685	50.93	5.750	26.96	219,539.51
2312	1001287164	664	53.45	5.750	28.86	154,675.57
2313	1001287574	701	87.76	5.800	52.51	429,108.44
2314	1001287985	651	90.00	7.200	13.24	111,150.00
2315	1001288243	605	80.00	8.950	32.66	228,000.00
2316	1001289484	647	90.00	8.450	23.96	59,327.03
2317	1001289750	667	66.30	5.850	25.87	178,632.37
2318	1001290542	755	60.91	5.750	27.56	334,298.80
2319	1001290702	745	78.57	5.750	43.08	549,425.77
2320	1001291097	613	88.83	7.600	38.83	82,552.48

	A	B	C	D	E	F
2321	1001292023	614	70.00	7.375	25.71	248,310.91
2322	1001292586	690	90.00	7.100	43.17	485,216.54
2323	1001292826	657	79.30	5.750	54.26	340,286.24
2324	1001293503	627	90.00	5.950	37.24	328,169.84
2325	1001293558	696	70.00	5.750	42.09	481,989.02
2326	1001293772	580	73.73	7.150	26.84	217,152.82
2327	1001294183	612	80.00	5.850	39.73	123,745.33
2328	1001294478	749	85.00	7.250	32.74	343,711.28
2329	1001295556	693	90.00	8.100	29.00	53,928.75
2330	1001295985	644	90.00	5.990	35.50	202,298.02
2331	1001296403	679	90.00	5.750	49.86	278,416.02
2332	1001297368	632	81.08	6.200	49.35	179,654.22
2333	1001297698	632	85.00	5.750	49.99	318,082.82
2334	1001297778	608	69.11	6.350	52.57	169,841.78
2335	1001297885	662	100.00	8.300	47.48	225,857.35
2336	1001297983	654	80.00	6.950	42.26	216,800.00
2337	1001298009	637	80.00	5.700	40.02	146,888.96
2338	1001298820	553	84.93	7.350	49.82	374,437.68
2339	1001299384	596	61.15	5.750	22.92	158,667.19
2340	1001299393	609	13.16	6.900	21.26	49,958.20
2341	1001299641	660	80.00	6.100	32.77	387,240.22
2342	1001300130	646	80.00	5.800	47.05	489,383.21
2343	1001300292	630	73.45	5.800	36.15	212,779.72
2344	1001300309	625	61.68	6.550	47.58	330,000.00
2345	1001300988	617	83.48	5.990	30.97	191,808.50
2346	1001301120	695	80.00	6.825	48.91	495,579.19
2347	1001301415	740	90.00	7.500	47.67	137,597.81
2348	1001302138	606	83.33	6.790	40.93	249,786.44
2349	1001303146	705	94.66	7.550	30.20	117,897.63
2350	1001303663	723	74.93	6.000	54.29	650,549.34
2351	1001303805	596	79.94	7.050	37.96	103,746.71
2352	1001303930	645	95.00	6.500	45.28	371,724.87
2353	1001304387	594	59.78	6.750	39.13	268,768.40
2354	1001304911	703	80.00	5.875	39.68	249,888.16
2355	1001306054	675	80.00	6.925	47.28	507,152.35
2356	1001307874	685	100.00	7.990	44.01	145,901.84
2357	1001307883	705	80.00	5.750	40.91	571,402.80
2358	1001308285	775	87.43	5.750	43.87	183,215.70
2359	1001309159	615	79.93	6.400	45.46	270,700.29
2360	1001311636	559	47.21	7.350	54.52	109,915.88
2361	1001311770	535	80.00	10.700	11.67	59,954.13
2362	1001311805	655	85.00	6.750	48.85	144,375.59
2363	1001311841	642	90.00	8.100	32.35	127,631.38
2364	1001312699	623	85.00	5.750	32.35	220,537.42
2365	1001312760	623	80.00	6.600	49.74	311,723.38
2366	1001312911	636	75.00	6.400	43.18	149,000.48
2367	1001313322	650	80.00	5.950	43.98	135,863.31
2368	1001313518	653	79.94	7.300	40.72	114,726.14
2369	1001314321	660	81.77	6.250	23.88	110,185.11
2370	1001314713	731	89.00	5.990	42.66	355,288.07
2371	1001315026	635	95.00	10.700	45.44	62,676.14
2372	1001315473	688	90.00	5.850	47.86	172,445.10
2373	1001316631	711	67.00	5.750	5.23	334,298.80
2374	1001316926	663	77.22	6.550	37.27	277,751.12

	A	B	C	D	E	F
2375	1001317195	627	88.37	6.300	45.46	406,118.00
2376	1001317480	584	85.00	6.700	36.69	229,300.46
2377	1001317827	591	84.96	9.500	21.37	84,916.39
2378	1001317845	547	75.00	6.990	39.77	83,734.75
2379	1001317970	591	79.82	6.350	29.65	434,188.16
2380	1001318050	704	80.00	6.200	45.46	399,616.79
2381	1001318666	605	74.59	6.250	35.36	227,067.15
2382	1001318791	699	57.32	5.750	39.98	426,106.23
2383	1001318951	656	42.90	5.750	48.67	398,583.42
2384	1001318960	598	45.74	6.300	49.53	214,594.86
2385	1001319166	781	68.22	5.750	30.93	803,315.03
2386	1001319479	595	90.00	7.500	46.60	89,933.21
2387	1001320181	613	90.00	5.750	48.11	368,227.64
2388	1001320699	617	65.00	5.750	41.92	178,375.85
2389	1001320751	710	80.00	5.750	34.26	382,799.92
2390	1001321527	628	56.63	6.000	45.66	234,530.94
2391	1001321705	622	77.66	6.900	47.43	138,786.89
2392	1001321803	580	80.00	7.100	45.61	126,560.00
2393	1001322580	707	90.00	6.750	22.52	112,305.73
2394	1001322599	672	85.00	8.050	48.50	594,604.80
2395	1001322759	555	55.07	7.600	38.74	124,817.57
2396	1001322857	544	73.35	7.300	54.99	170,768.00
2397	1001323384	646	49.41	5.850	37.58	420,000.00
2398	1001323552	626	71.05	5.990	41.98	134,865.35
2399	1001323712	633	80.00	8.275	39.67	187,880.73
2400	1001323749	670	95.00	8.600	25.28	55,983.24
2401	1001323909	717	90.00	6.400	49.08	476,118.33
2402	1001323936	648	85.00	6.750	40.76	466,692.72
2403	1001323945	651	45.60	6.900	46.99	225,321.54
2404	1001324515	766	90.00	6.875	14.27	278,765.61
2405	1001326050	704	85.00	7.250	47.93	454,750.00
2406	1001326684	703	90.00	5.750	39.12	448,159.98
2407	1001326862	627	42.66	7.000	38.77	272,776.22
2408	1001327736	612	84.92	6.500	43.23	227,181.46
2409	1001328030	583	75.00	7.850	30.27	62,837.67
2410	1001328307	738	83.58	5.850	39.18	167,654.96
2411	1001329164	518	85.00	8.650	51.50	63,674.84
2412	1001329262	726	85.00	5.750	47.30	330,806.13
2413	1001330839	668	80.00	5.750	48.33	281,305.99
2414	1001333845	616	50.91	6.250	48.10	139,705.87
2415	1001334103	650	87.56	5.990	53.15	249,050.95
2416	1001335317	637	95.00	7.990	42.54	346,516.87
2417	1001340374	557	90.00	9.075	49.54	231,300.00
2418	1001347215	635	79.33	5.850	42.54	475,022.39
2419	1001350816	686	62.07	5.850	25.92	449,539.02
2420	1001350889	660	77.92	7.250	39.56	60,000.00
2421	1001351780	640	69.78	5.950	50.76	257,940.49
2422	1001353234	596	70.00	8.950	47.92	75,600.00
2423	1001353948	667	85.00	5.600	54.62	126,920.10
2424	1001355036	646	79.83	6.350	44.14	186,828.69
2425	1001355161	653	79.09	5.850	49.56	398,182.95
2426	1001355358	601	41.32	5.990	30.85	125,156.39
2427	1001355456	763	85.00	5.750	34.85	157,769.08
2428	1001356071	681	79.93	6.950	42.84	131,671.74

	A	B	C	D	E	F
2429	1001359112	628	85.00	6.800	47.96	479,840.55
2430	1001359434	595	63.30	5.750	30.67	344,277.87
2431	1001361476	609	80.00	6.000	36.00	115,884.52
2432	1001362162	698	80.00	5.750	49.91	559,415.33
2433	1001362288	647	85.71	6.950	36.02	120,000.00
2434	1001362509	635	82.99	7.575	47.64	121,821.06
2435	1001362849	569	63.27	7.100	54.73	328,735.60
2436	1001363713	661	84.35	6.550	30.12	194,000.00
2437	1001366051	647	80.00	7.225	48.81	137,492.12
2438	1001366300	652	85.00	6.950	46.13	496,838.37
2439	1001368200	568	69.53	6.350	29.42	126,673.44
2440	1001368718	553	80.50	6.900	44.77	255,785.98
2441	1001369272	528	27.47	7.900	17.05	66,909.46
2442	1001369842	595	62.45	6.700	43.82	92,258.42
2443	1001370331	674	75.83	6.150	47.02	378,000.00
2444	1001371768	647	72.39	7.500	45.48	187,360.85
2445	1001373061	701	80.00	6.650	45.01	265,600.00
2446	1001373089	606	79.94	7.125	47.53	139,663.64
2447	1001373249	698	80.00	7.050	38.39	275,376.31
2448	1001373515	634	63.67	6.450	51.96	91,376.67
2449	1001374088	597	90.00	7.750	35.92	99,000.00
2450	1001375238	595	80.00	7.000	46.75	89,600.00
2451	1001379715	619	78.23	5.750	47.97	484,493.63
2452	1001379831	662	49.87	6.375	48.05	186,612.94
2453	1001380687	672	89.47	7.450	48.88	85,000.00
2454	1001380981	674	85.00	7.000	46.59	382,186.47
2455	1001384004	643	65.00	6.500	40.18	87,460.92
2456	1001384264	615	87.52	6.175	51.62	645,000.00
2457	1001384442	557	37.59	6.750	28.87	109,000.00
2458	1001384451	623	25.97	6.750	42.69	100,000.00
2459	1001384861	623	79.49	5.990	42.06	73,852.46
2460	1001385003	734	90.00	8.150	40.67	449,706.13
2461	1001387458	501	49.58	8.990	49.89	51,924.21
2462	1001388420	618	80.00	6.550	34.49	175,842.43
2463	1001390444	742	80.00	6.800	30.32	307,737.40
2464	1001391997	629	90.00	6.125	20.48	561,953.28
2465	1001394404	607	75.00	8.338	51.89	108,681.89
2466	1001397189	670	78.93	8.425	30.33	206,000.00
2467	1001397982	720	39.22	7.200	47.35	54,826.55
2468	1001399025	648	78.32	6.150	49.08	503,600.00
2469	1001399766	634	90.00	8.290	25.85	53,066.42
2470	1001402994	628	95.00	7.875	41.94	104,428.08
2471	1001404171	625	61.50	8.350	38.65	119,774.66
2472	1001405401	531	68.15	7.150	52.38	170,092.39
2473	1001407551	763	90.00	6.990	45.53	53,911.04
2474	1001409586	611	90.00	7.200	38.14	76,500.00
2475	1001411234	681	95.00	6.550	49.87	427,117.27
2476	1001411724	685	83.25	5.750	35.57	250,895.96
2477	1001412741	584	70.15	7.500	25.06	235,000.00
2478	1001413946	554	55.33	7.350	48.50	82,936.53
2479	1001414954	605	90.00	8.700	44.02	67,500.00
2480	1001415436	688	90.00	6.250	46.56	534,991.90
2481	1001415686	641	87.81	7.550	41.01	72,339.92
2482	1001416934	600	89.49	5.990	51.89	393,357.27

	A	B	C	D	E	F
2483	1001416989	624	80.00	6.500	42.81	181,600.00
2484	1001417979	646	69.77	6.550	43.06	599,462.84
2485	1001419682	689	78.89	5.990	39.39	141,858.37
2486	1001419708	766	80.00	6.800	34.75	303,740.81
2487	1001420634	600	94.93	7.650	49.89	151,671.08
2488	1001422981	763	74.63	6.500	51.39	299,728.80
2489	1001423285	613	80.00	6.790	44.15	101,513.21
2490	1001423294	606	82.22	6.775	52.62	147,873.20
2491	1001423766	654	83.33	7.300	13.78	50,000.00
2492	1001423908	586	83.52	6.900	46.65	151,407.61
2493	1001424373	535	51.07	6.700	38.13	262,771.34
2494	1001424471	636	80.00	8.850	40.40	200,000.00
2495	1001425522	589	95.00	7.650	40.95	175,623.43
2496	1001425700	583	72.46	6.350	53.66	499,534.65
2497	1001425755	659	64.81	5.750	25.36	336,648.15
2498	1001425880	610	63.04	6.250	36.19	144,862.42
2499	1001426068	604	65.00	5.900	33.09	149,348.30
2500	1001426380	673	46.67	6.750	44.99	174,697.81
2501	1001426530	643	76.89	6.625	49.97	98,238.96
2502	1001426558	720	79.02	6.700	29.74	161,717.51
2503	1001426790	542	84.87	7.500	41.37	249,979.26
2504	1001427165	705	85.00	5.750	46.12	246,832.27
2505	1001427245	648	86.55	6.100	31.61	142,520.37
2506	1001427325	751	85.00	5.750	54.46	432,592.63
2507	1001427352	603	58.14	5.850	26.70	249,743.90
2508	1001427780	718	65.63	5.750	37.47	209,780.75
2509	1001428271	672	50.00	6.100	37.95	299,707.02
2510	1001428379	610	79.94	7.725	21.60	70,300.16
2511	1001428903	627	90.00	5.950	45.61	139,359.79
2512	1001429314	667	80.00	7.000	37.37	135,888.52
2513	1001429822	700	80.00	6.500	45.40	311,434.37
2514	1001429831	662	84.92	6.375	45.45	199,194.33
2515	1001430400	667	77.88	5.750	47.16	256,731.68
2516	1001430543	649	69.59	5.900	25.26	218,977.58
2517	1001430758	599	84.94	7.500	45.94	326,764.45
2518	1001430874	679	59.83	5.800	45.80	349,638.03
2519	1001430972	687	76.50	7.350	46.18	152,765.28
2520	1001431374	621	54.25	6.200	40.40	163,282.00
2521	1001431418	676	59.95	6.350	32.19	79,199.45
2522	1001431588	647	80.00	6.900	22.31	71,140.48
2523	1001431855	663	95.00	6.500	41.15	470,774.03
2524	1001432024	639	95.00	6.990	42.91	261,768.05
2525	1001432195	584	78.10	5.990	45.68	327,672.85
2526	1001432220	632	80.00	6.500	34.05	63,869.50
2527	1001432293	653	77.50	5.850	38.40	92,795.12
2528	1001432444	656	84.86	6.900	14.22	82,174.12
2529	1001432471	563	87.43	6.800	48.05	296,996.57
2530	1001432961	692	52.14	5.375	45.90	218,508.10
2531	1001433354	628	82.82	5.990	45.26	293,412.06
2532	1001433470	639	79.39	7.850	39.03	51,964.03
2533	1001433951	662	90.00	6.950	31.70	89,026.24
2534	1001434077	703	68.45	7.990	25.37	99,797.93
2535	1001434200	617	85.00	8.400	41.00	83,248.49
2536	1001434317	546	85.00	8.650	36.94	102,434.80

	A	B	C	D	E	F
2537	1001434371	655	87.71	7.750	47.55	463,672.51
2538	1001434585	751	89.01	5.750	38.12	493,484.23
2539	1001434718	644	80.00	7.100	45.72	80,416.00
2540	1001435110	642	90.00	6.900	43.02	127,693.16
2541	1001436609	539	65.22	7.500	44.90	149,888.68
2542	1001436805	523	80.00	7.100	46.34	431,652.82
2543	1001437038	665	94.96	7.300	43.88	131,898.05
2544	1001437573	551	85.00	9.050	46.80	62,831.74
2545	1001437617	670	75.00	6.750	26.79	105,658.95
2546	1001437653	605	85.00	5.990	34.39	167,282.98
2547	1001438518	586	90.00	8.500	49.74	85,396.04
2548	1001438670	547	85.00	8.900	18.87	63,580.00
2549	1001438750	632	84.76	6.150	40.31	138,865.55
2550	1001438885	598	85.00	7.150	49.41	91,726.95
2551	1001438894	687	90.00	7.000	49.20	150,176.80
2552	1001439054	607	82.62	5.750	44.08	267,938.00
2553	1001439385	676	80.00	6.100	49.92	291,714.83
2554	1001439731	573	70.00	7.550	30.87	126,650.88
2555	1001439802	642	70.00	7.500	38.71	206,346.75
2556	1001439928	594	74.87	6.000	21.34	139,860.63
2557	1001439973	617	81.69	7.150	45.80	115,814.84
2558	1001440060	669	79.37	5.750	46.07	289,090.85
2559	1001440088	674	80.00	5.990	32.22	181,019.27
2560	1001440499	696	88.38	5.900	48.63	374,854.33
2561	1001440587	681	85.00	5.750	40.15	141,801.80
2562	1001440658	618	47.09	6.250	28.45	209,293.16
2563	1001441078	571	90.00	7.600	17.70	109,639.75
2564	1001441238	678	80.00	5.750	49.94	126,933.75
2565	1001441648	676	89.60	7.950	35.89	154,894.94
2566	1001441657	513	75.00	8.150	21.91	127,417.02
2567	1001441880	696	60.27	5.950	53.77	219,556.68
2568	1001442148	670	89.94	8.225	46.85	94,317.96
2569	1001444306	652	80.97	6.000	33.08	250,750.13
2570	1001444413	741	80.00	6.250	42.25	479,544.56
2571	1001444636	642	64.84	6.250	35.01	414,606.23
2572	1001446171	647	52.08	6.625	52.73	100,000.00
2573	1001446554	614	75.76	7.350	44.24	49,961.76
2574	1001447143	633	81.43	5.990	29.65	113,886.30
2575	1001447660	606	78.14	6.500	44.12	437,208.44
2576	1001447704	583	79.74	8.800	42.70	306,825.19
2577	1001448035	628	75.00	5.500	49.27	295,925.74
2578	1001448605	669	74.15	6.400	49.85	117,042.02
2579	1001449604	715	79.94	7.300	42.81	200,434.78
2580	1001449971	655	43.81	6.750	21.15	88,356.94
2581	1001450281	669	69.04	5.875	40.89	272,164.21
2582	1001453171	601	55.38	6.700	53.20	179,843.50
2583	1001453224	624	75.71	6.250	44.56	215,045.02
2584	1001453572	594	77.59	7.900	44.83	67,500.00
2585	1001453910	673	81.64	6.150	39.82	113,911.97
2586	1001456034	639	77.86	6.500	28.09	326,704.39
2587	1001456070	636	80.00	6.450	0.00	432,000.00
2588	1001456338	630	95.00	8.750	48.12	75,050.00
2589	1001456846	636	80.00	6.500	45.87	376,000.00
2590	1001458201	673	79.93	6.400	25.95	110,094.37

	A	B	C	D	E	F
2591	1001458309	594	80.00	6.750	44.82	415,641.83
2592	1001458933	697	85.00	5.800	36.81	121,550.00
2593	1001461830	768	77.54	6.750	26.41	151,069.82
2594	1001463026	628	76.56	6.500	44.15	195,822.81
2595	1001463277	728	52.58	5.790	40.12	199,377.74
2596	1001463669	624	85.00	5.990	28.05	408,000.00
2597	1001463794	656	80.46	6.350	44.09	164,796.48
2598	1001463945	557	78.42	8.400	17.56	149,000.00
2599	1001465300	606	80.00	6.000	24.75	143,856.65
2600	1001465382	631	95.00	6.990	41.61	398,672.30
2601	1001466513	691	79.56	7.150	46.03	132,752.85
2602	1001466880	583	80.00	8.800	49.65	107,938.50
2603	1001468254	644	95.00	6.750	33.19	323,000.00
2604	1001468735	789	85.00	7.400	21.60	335,750.00
2605	1001469066	631	75.00	5.990	32.10	127,500.00
2606	1001470535	613	79.72	7.150	42.19	168,865.52
2607	1001471464	728	90.00	7.130	41.84	247,302.27
2608	1001471712	515	80.00	8.300	25.80	110,330.32
2609	1001472016	598	85.00	10.150	31.33	79,709.86
2610	1001472454	543	85.00	9.050	41.95	66,300.00
2611	1001473186	619	80.00	6.350	35.74	180,391.95
2612	1001473792	622	71.11	6.750	46.15	63,793.66
2613	1001475512	558	73.98	6.400	51.21	306,717.03
2614	1001475745	673	58.27	5.990	54.82	873,128.26
2615	1001476307	608	89.93	7.050	42.34	62,897.51
2616	1001476343	627	49.24	6.050	47.82	120,000.00
2617	1001477841	691	65.00	6.050	23.22	194,807.73
2618	1001478225	681	95.00	7.990	43.26	199,500.00
2619	1001478957	689	80.00	6.250	45.74	568,000.00
2620	1001479331	577	37.93	8.650	13.25	54,967.70
2621	1001479359	609	53.87	6.500	40.16	107,902.37
2622	1001479830	664	94.41	7.200	34.93	136,675.70
2623	1001480034	583	68.60	6.900	49.28	229,422.38
2624	1001480472	612	79.92	5.750	48.13	387,190.24
2625	1001482121	633	84.94	7.525	46.52	119,673.06
2626	1001482540	780	80.00	6.750	45.20	599,483.41
2627	1001482611	677	79.26	6.990	48.35	534,560.60
2628	1001483120	531	32.02	8.550	39.24	164,802.20
2629	1001483512	618	67.41	5.950	49.95	363,634.16
2630	1001484316	578	60.26	7.800	31.81	46,967.16
2631	1001484708	656	64.71	5.750	39.53	164,827.73
2632	1001484940	653	85.00	6.650	48.82	84,925.37
2633	1001485299	653	68.52	5.850	32.94	184,810.48
2634	1001485529	641	65.00	6.750	23.23	91,650.00
2635	1001485681	626	79.07	7.025	40.63	169,861.34
2636	1001486485	707	90.00	9.450	9.35	104,940.00
2637	1001486617	638	84.06	7.750	46.87	178,200.00
2638	1001487215	671	54.69	5.750	32.34	209,780.75
2639	1001487938	655	71.90	5.875	47.96	473,545.77
2640	1001488633	501	84.80	9.500	35.16	105,947.86
2641	1001488722	660	80.00	6.950	44.46	207,827.82
2642	1001488740	573	71.66	8.725	29.74	56,217.47
2643	1001489080	667	80.00	6.500	36.80	336,000.00
2644	1001489375	661	78.26	7.775	48.20	89,936.80

	A	B	C	D	E	F
2645	1001489464	637	90.00	7.850	47.60	114,300.00
2646	1001490577	629	31.40	6.375	54.90	269,749.93
2647	1001490666	642	76.00	7.750	48.57	190,000.00
2648	1001490808	656	34.09	7.400	38.23	59,954.57
2649	1001491086	701	83.00	6.000	54.89	414,586.87
2650	1001491120	684	80.00	6.050	49.80	111,778.57
2651	1001491237	653	80.00	5.750	36.13	107,773.94
2652	1001491264	758	87.72	5.990	49.59	249,750.65
2653	1001491406	636	68.89	7.250	19.38	185,708.93
2654	1001491415	725	79.84	6.000	47.36	324,774.79
2655	1001491576	694	88.42	6.000	26.75	167,832.76
2656	1001491610	564	74.63	6.850	48.03	249,788.94
2657	1001491656	596	85.00	7.450	42.93	184,311.74
2658	1001491709	612	79.95	8.150	35.86	57,525.05
2659	1001491932	550	84.43	7.750	47.06	89,235.58
2660	1001491978	752	80.00	5.990	35.45	283,716.74
2661	1001492174	660	72.55	5.750	41.86	369,175.21
2662	1001492511	665	90.00	8.750	26.76	44,974.11
2663	1001492566	691	65.63	5.990	46.53	262,238.18
2664	1001492575	682	80.00	6.400	44.36	427,605.50
2665	1001492780	597	95.00	8.300	52.25	116,658.90
2666	1001492806	722	62.30	6.200	18.58	252,058.29
2667	1001493119	645	77.81	6.450	48.98	255,766.31
2668	1001493306	529	49.70	8.450	43.85	245,000.00
2669	1001493413	709	80.00	7.600	29.83	82,008.00
2670	1001493501	647	81.10	6.375	44.09	206,616.73
2671	1001493592	614	73.67	6.000	49.44	551,949.98
2672	1001493627	524	76.97	9.900	19.70	50,800.00
2673	1001493716	652	87.87	6.400	47.89	201,913.72
2674	1001493798	566	85.00	6.900	45.53	263,279.71
2675	1001493958	648	77.42	7.925	41.71	119,650.91
2676	1001493994	726	72.53	5.750	50.05	271,716.02
2677	1001494485	560	64.56	6.900	41.74	152,872.09
2678	1001494519	623	80.00	9.000	41.57	399,781.51
2679	1001494626	653	57.65	5.750	38.31	245,000.00
2680	1001494877	584	82.26	7.000	38.58	101,832.30
2681	1001494957	695	85.00	8.750	32.48	125,727.62
2682	1001495126	634	80.00	6.450	33.65	81,520.00
2683	1001495135	594	80.00	5.760	23.01	188,000.00
2684	1001495199	615	85.00	7.500	26.96	160,530.77
2685	1001495304	655	71.05	6.990	40.30	135,000.00
2686	1001495867	626	90.00	6.450	20.28	89,917.84
2687	1001495992	657	52.45	6.500	37.24	256,475.96
2688	1001496018	690	67.12	5.750	40.30	537,871.80
2689	1001496125	529	32.57	8.750	25.08	56,967.21
2690	1001497641	630	95.00	6.850	38.20	185,093.60
2691	1001498016	651	57.78	5.950	41.54	259,738.68
2692	1001498515	657	70.00	5.750	47.66	265,722.28
2693	1001498720	659	85.00	7.400	41.89	140,250.00
2694	1001498766	616	65.00	7.400	37.24	83,137.01
2695	1001498873	635	75.88	5.750	43.79	193,297.97
2696	1001499015	659	85.00	7.400	41.89	90,100.00
2697	1001499088	659	85.00	7.400	41.89	127,500.00
2698	1001499266	669	82.06	5.990	43.62	591,909.03

	A	B	C	D	E	F
2699	1001499364	616	40.82	7.600	41.60	199,854.52
2700	1001499391	722	85.00	5.750	23.00	196,994.11
2701	1001499612	652	74.87	5.950	52.66	437,117.38
2702	1001500094	585	73.40	5.750	38.06	344,639.80
2703	1001500165	694	90.00	6.550	25.30	287,742.16
2704	1001500450	653	79.93	6.900	42.62	141,089.77
2705	1001500664	588	79.95	8.000	34.74	79,892.68
2706	1001500986	594	38.46	6.950	27.32	249,793.05
2707	1001501155	623	84.72	6.250	49.73	254,758.05
2708	1001501501	713	59.27	6.050	32.07	194,807.73
2709	1001501583	629	80.00	6.500	30.37	175,200.00
2710	1001502788	612	57.65	6.100	39.28	137,500.00
2711	1001502975	656	85.00	7.750	25.84	239,530.82
2712	1001503965	658	39.71	6.500	40.25	158,712.65
2713	1001504143	523	75.00	10.400	43.39	63,750.00
2714	1001504517	607	77.85	7.775	44.41	70,876.05
2715	1001504660	528	49.38	8.600	27.79	79,780.85
2716	1001505605	655	89.00	6.250	33.06	213,397.33
2717	1001508041	612	86.74	6.500	27.72	229,000.00
2718	1001509068	760	90.00	6.990	50.45	249,095.25
2719	1001510270	627	75.00	7.300	31.94	164,872.56
2720	1001510485	625	40.00	6.950	30.52	160,000.00
2721	1001510555	661	78.74	6.100	45.78	436,573.22
2722	1001512535	605	75.00	6.738	16.31	95,542.48
2723	1001512919	625	69.23	6.250	54.29	315,000.00
2724	1001514338	630	42.86	5.990	38.39	149,850.39
2725	1001514392	649	67.96	5.800	43.40	349,638.03
2726	1001514739	612	77.86	7.550	33.98	59,911.87
2727	1001514962	513	75.00	9.500	33.74	63,588.99
2728	1001515239	615	53.13	6.250	44.16	262,750.46
2729	1001515328	649	77.97	5.750	20.36	183,807.89
2730	1001515676	661	85.00	9.300	30.70	85,000.00
2731	1001516755	550	54.15	6.875	54.95	444,000.00
2732	1001518174	733	90.00	5.750	32.20	392,889.37
2733	1001518593	647	80.00	6.800	49.95	123,600.00
2734	1001519921	606	77.39	5.800	53.76	266,723.87
2735	1001520170	637	95.00	6.700	45.80	387,600.00
2736	1001520269	552	70.00	7.900	22.44	59,459.26
2737	1001520982	692	90.00	5.990	45.79	206,793.54
2738	1001521017	609	89.94	8.125	46.72	211,223.39
2739	1001521437	630	46.72	6.150	37.47	142,500.00
2740	1001521678	636	70.00	7.250	49.27	167,868.94
2741	1001521883	570	80.00	9.450	34.47	56,800.00
2742	1001521945	638	70.37	6.990	48.84	76,000.00
2743	1001522891	720	80.00	6.050	48.66	351,652.92
2744	1001523131	681	89.92	6.990	41.03	213,824.24
2745	1001523177	610	69.02	5.990	40.42	175,824.46
2746	1001525013	567	85.00	9.150	32.05	53,465.00
2747	1001525291	613	42.04	6.525	38.44	102,907.34
2748	1001525479	579	63.33	7.200	21.82	75,764.36
2749	1001525497	670	90.00	8.700	27.73	139,500.00
2750	1001525530	659	95.00	6.525	49.86	150,100.00
2751	1001526593	600	43.42	7.875	52.06	165,000.00
2752	1001526799	651	63.33	5.990	49.84	94,794.15

	A	B	C	D	E	F
2753	1001526815	705	79.54	5.750	34.36	206,584.09
2754	1001526860	739	80.00	7.550	23.93	160,000.00
2755	1001527271	580	43.33	5.990	38.23	194,805.50
2756	1001528644	629	80.00	7.200	31.94	59,887.59
2757	1001528797	660	77.46	5.750	44.40	274,712.88
2758	1001528840	646	85.00	5.940	42.97	267,055.81
2759	1001529153	596	26.11	5.990	39.32	123,573.25
2760	1001529322	636	95.00	8.790	35.12	64,600.00
2761	1001530089	628	56.99	6.200	38.50	110,000.00
2762	1001530150	716	90.00	6.650	49.52	594,000.00
2763	1001530230	636	57.14	7.700	37.77	385,449.80
2764	1001530506	612	71.43	7.150	49.31	54,956.23
2765	1001530524	588	90.00	8.450	47.15	80,950.42
2766	1001530613	770	80.00	6.300	27.37	135,872.20
2767	1001530891	646	72.15	5.990	46.62	170,411.50
2768	1001531097	722	58.15	5.990	36.78	157,000.00
2769	1001531391	670	32.98	6.950	48.16	122,898.18
2770	1001531747	630	79.82	5.500	43.50	146,824.51
2771	1001531872	557	47.67	7.100	30.28	86,930.08
2772	1001533219	620	79.92	6.250	34.81	163,954.43
2773	1001533530	716	93.85	6.550	46.22	488,000.00
2774	1001534575	622	90.00	6.850	27.10	157,367.03
2775	1001534593	716	90.00	5.990	34.88	305,694.79
2776	1001534708	630	40.00	6.850	52.71	95,693.16
2777	1001534968	654	80.00	5.990	47.01	286,114.34
2778	1001535315	536	18.75	8.700	36.99	82,452.04
2779	1001535477	552	64.96	6.900	9.44	82,500.00
2780	1001536001	595	79.80	6.025	46.01	157,843.46
2781	1001536467	592	80.00	5.750	48.71	88,000.00
2782	1001537322	725	69.45	6.100	38.93	441,000.00
2783	1001537830	589	56.30	7.450	30.10	66,796.76
2784	1001539598	620	64.29	7.450	30.91	108,000.00
2785	1001540121	595	80.00	8.990	33.24	99,680.00
2786	1001540130	662	74.62	6.850	36.80	128,991.01
2787	1001540513	640	80.00	6.400	30.40	160,651.79
2788	1001540586	541	64.44	7.900	53.11	144,900.72
2789	1001541077	699	75.00	5.890	47.58	505,735.33
2790	1001541754	663	90.00	7.450	46.72	206,844.83
2791	1001541932	613	89.93	6.950	35.40	92,546.59
2792	1001542076	641	41.85	6.050	45.18	136,000.00
2793	1001542682	661	80.00	6.900	41.44	107,909.71
2794	1001542771	614	83.25	6.100	47.42	249,511.92
2795	1001544305	614	85.00	6.900	35.02	115,503.36
2796	1001544396	623	80.00	6.550	37.62	180,400.00
2797	1001544485	656	71.70	5.990	21.33	375,000.00
2798	1001544957	644	80.25	5.750	40.32	324,660.68
2799	1001545224	593	67.36	7.250	45.07	650,000.00
2800	1001545331	550	59.52	6.500	39.58	250,000.00
2801	1001545518	681	60.84	5.800	46.45	270,439.75
2802	1001546054	669	69.86	5.800	46.83	123,871.76
2803	1001546170	615	78.97	8.475	48.55	114,430.28
2804	1001546198	655	80.00	7.200	47.38	344,000.00
2805	1001546214	658	80.00	7.275	46.59	112,000.00
2806	1001546857	707	68.13	5.990	51.66	386,614.00

	A	B	C	D	E	F
2807	1001547892	717	95.00	6.700	44.29	503,062.23
2808	1001549961	656	76.03	6.200	44.01	460,000.00
2809	1001550093	690	94.52	6.200	3.34	344,669.48
2810	1001550155	641	85.95	6.050	23.59	131,049.75
2811	1001550217	562	80.00	7.600	37.73	75,145.30
2812	1001550547	637	65.00	5.990	48.59	225,649.71
2813	1001550869	603	69.59	8.800	33.18	51,470.68
2814	1001551083	726	90.00	8.950	31.89	315,000.00
2815	1001551537	652	85.00	6.150	45.97	288,720.46
2816	1001552215	791	38.66	6.125	27.95	308,997.38
2817	1001552643	659	80.73	5.990	40.37	221,235.99
2818	1001552689	668	84.61	6.600	45.57	198,647.30
2819	1001553009	705	79.93	6.550	42.02	163,706.49
2820	1001553161	728	90.00	6.750	27.44	494,573.81
2821	1001553456	703	69.93	6.290	29.68	100,000.00
2822	1001553973	707	90.00	9.450	9.35	104,940.00
2823	1001554115	675	52.50	5.950	44.23	209,788.94
2824	1001554204	526	66.23	10.950	44.16	50,000.00
2825	1001554909	568	85.00	6.900	12.85	53,505.23
2826	1001555249	644	42.61	6.500	37.60	169,439.95
2827	1001555267	642	80.00	7.200	41.91	123,600.00
2828	1001555515	600	46.67	6.050	35.97	62,937.88
2829	1001556177	720	62.33	5.990	22.99	182,000.00
2830	1001556541	612	63.16	6.750	39.31	59,806.55
2831	1001556603	681	90.00	7.450	31.46	287,784.11
2832	1001557149	604	70.00	7.990	37.24	350,000.00
2833	1001557531	689	61.94	6.000	39.61	191,808.86
2834	1001558308	767	80.00	5.990	45.16	343,656.89
2835	1001558433	622	90.00	8.990	49.90	88,151.72
2836	1001559076	691	80.00	7.650	41.39	104,000.00
2837	1001559165	702	59.47	6.300	15.78	133,674.26
2838	1001559824	623	75.00	7.700	45.62	193,362.05
2839	1001559904	575	52.08	8.675	21.28	50,000.00
2840	1001559931	584	90.00	8.450	28.77	91,743.81
2841	1001561170	612	90.00	7.200	49.06	175,361.73
2842	1001561937	642	71.41	7.525	45.18	318,264.81
2843	1001562026	552	90.00	8.350	49.89	100,737.03
2844	1001562455	778	95.00	7.500	45.83	418,000.00
2845	1001562507	626	89.99	9.250	41.54	62,900.00
2846	1001562534	603	79.93	6.650	48.86	88,986.73
2847	1001562623	626	80.00	7.900	41.71	63,956.18
2848	1001562703	554	90.00	9.750	19.93	148,430.72
2849	1001563203	639	75.73	6.100	48.20	336,670.88
2850	1001563383	596	73.45	6.400	51.55	201,813.81
2851	1001563640	679	82.26	6.650	46.65	254,776.11
2852	1001564051	685	80.00	6.990	47.64	151,875.16
2853	1001564168	613	74.37	6.950	52.13	235,000.00
2854	1001564408	780	86.40	5.800	21.84	191,603.07
2855	1001564596	644	80.00	6.250	41.76	227,783.66
2856	1001564710	516	80.00	9.550	35.81	52,800.00
2857	1001565229	644	80.00	6.250	24.26	119,886.14
2858	1001565586	686	80.00	6.290	38.46	323,694.94
2859	1001566772	622	80.00	8.000	26.97	208,000.00
2860	1001567655	645	72.56	5.990	25.75	579,921.00

	A	B	C	D	E	F
2861	1001567824	555	82.46	7.400	46.39	140,893.24
2862	1001568084	628	89.76	6.650	38.83	185,800.00
2863	1001568896	589	64.47	6.550	32.43	245,000.00
2864	1001568958	675	79.37	5.625	54.55	499,465.47
2865	1001569449	603	74.53	6.050	43.48	264,327.96
2866	1001569751	696	80.00	6.500	42.02	160,000.00
2867	1001569779	758	58.29	6.475	43.61	305,722.03
2868	1001569984	648	47.83	5.990	26.02	109,761.64
2869	1001570026	654	63.33	5.990	53.14	94,905.25
2870	1001570393	631	79.90	5.750	48.40	153,408.00
2871	1001570482	654	87.73	7.000	35.89	194,750.00
2872	1001571356	570	89.83	6.750	49.07	308,733.96
2873	1001571490	574	80.00	7.250	16.09	65,548.83
2874	1001571560	590	66.92	6.850	43.32	176,000.00
2875	1001571837	725	61.25	5.990	30.83	195,804.51
2876	1001572113	665	80.00	7.450	41.64	112,715.44
2877	1001572211	589	90.00	7.700	35.62	111,520.44
2878	1001572881	615	80.00	6.900	42.49	295,752.54
2879	1001573728	655	80.00	8.450	42.70	130,320.19
2880	1001574246	555	90.00	8.700	48.29	61,200.00
2881	1001574317	572	51.06	7.150	24.60	119,626.32
2882	1001574424	673	79.93	6.550	54.00	183,670.72
2883	1001574442	587	64.95	6.900	47.09	194,674.09
2884	1001574503	548	78.79	9.000	39.61	104,000.00
2885	1001574950	702	75.00	6.800	30.06	149,872.11
2886	1001576173	777	85.00	5.950	47.09	182,566.32
2887	1001576592	594	89.44	9.300	47.55	143,926.13
2888	1001576663	720	85.00	6.250	31.92	471,750.00
2889	1001576681	706	90.00	7.350	32.18	202,500.00
2890	1001577261	648	79.37	6.300	41.44	392,530.78
2891	1001577289	589	75.00	5.500	39.77	95,145.74
2892	1001577680	760	90.00	6.600	32.79	197,353.30
2893	1001578199	816	30.76	5.800	17.74	62,385.41
2894	1001578359	607	80.00	6.900	37.91	71,939.81
2895	1001578402	577	38.87	6.950	53.74	124,000.00
2896	1001578466	667	51.43	5.750	54.64	215,774.48
2897	1001578750	558	16.81	6.750	15.13	76,500.00
2898	1001578974	698	46.28	6.950	11.37	150,791.00
2899	1001580453	712	85.00	6.500	49.90	616,250.00
2900	1001581719	614	94.88	7.650	30.80	194,359.93
2901	1001581906	646	80.00	6.250	28.88	255,920.00
2902	1001582086	595	61.02	6.450	39.54	108,000.00
2903	1001582255	713	82.94	8.900	38.89	84,600.00
2904	1001583183	523	70.00	7.350	38.64	342,038.24
2905	1001583708	654	80.00	5.990	54.33	463,537.20
2906	1001584093	655	84.94	6.250	47.82	219,791.26
2907	1001584182	538	35.32	7.990	54.39	159,537.21
2908	1001584869	552	85.00	6.400	28.95	254,764.96
2909	1001584976	692	88.03	6.450	33.55	241,860.02
2910	1001585074	677	80.00	5.990	37.32	134,108.77
2911	1001585243	637	18.75	6.400	42.32	149,861.74
2912	1001585564	658	27.96	6.500	17.30	75,346.05
2913	1001586000	670	46.88	6.550	45.32	299,731.42
2914	1001587054	717	69.25	6.250	33.60	250,000.00

	A	B	C	D	E	F
2915	1001587312	644	47.62	6.650	22.17	70,000.00
2916	1001588026	635	81.94	8.175	34.64	126,917.77
2917	1001588179	712	85.00	6.100	46.37	552,500.00
2918	1001588366	669	24.69	6.700	41.87	100,000.00
2919	1001588464	513	76.36	8.150	46.23	84,000.00
2920	1001588794	609	64.70	5.750	43.31	275,961.58
2921	1001589061	568	20.00	6.200	37.84	64,937.73
2922	1001589169	572	77.58	8.500	20.76	127,922.46
2923	1001589301	641	60.91	6.150	43.17	119,883.93
2924	1001589427	633	80.00	5.990	43.67	284,000.00
2925	1001590157	798	27.05	5.800	32.26	307,000.00
2926	1001590335	672	68.09	7.750	25.25	64,000.00
2927	1001590674	663	90.00	6.600	39.85	474,778.69
2928	1001590889	616	82.22	6.450	50.58	110,898.68
2929	1001591441	690	77.04	6.750	44.89	207,820.92
2930	1001591539	584	95.00	8.875	44.09	147,167.45
2931	1001591986	628	90.00	6.900	32.55	81,831.53
2932	1001592191	630	73.26	5.990	46.86	125,874.33
2933	1001592253	602	95.00	7.550	39.44	80,690.67
2934	1001592486	615	66.04	6.950	22.99	174,855.13
2935	1001592798	673	79.87	5.990	28.97	119,000.00
2936	1001593181	705	75.83	6.450	42.61	455,000.00
2937	1001593396	612	86.65	7.200	49.97	178,359.36
2938	1001593430	647	90.00	6.800	38.47	184,342.70
2939	1001593449	701	90.00	7.950	48.41	50,400.00
2940	1001593724	613	76.45	6.500	48.41	249,774.00
2941	1001593886	686	46.62	5.750	40.63	344,639.80
2942	1001595107	544	85.00	8.900	31.34	124,880.31
2943	1001596080	635	90.00	6.990	34.85	513,000.00
2944	1001596632	693	90.00	7.600	37.20	202,500.00
2945	1001596801	675	76.43	6.350	38.51	359,664.95
2946	1001597686	641	83.96	7.450	49.89	157,000.00
2947	1001597891	690	75.65	7.150	46.78	291,767.65
2948	1001597908	601	75.08	7.000	40.28	472,612.29
2949	1001598355	553	72.11	7.400	52.52	349,470.20
2950	1001598578	588	75.00	5.990	52.58	240,000.00
2951	1001599693	631	90.00	8.750	0.00	54,000.00
2952	1001599880	667	39.23	5.990	31.21	152,847.40
2953	1001600119	536	85.00	9.850	28.50	84,111.57
2954	1001600208	616	80.00	7.100	48.14	131,893.92
2955	1001600324	591	80.00	6.350	49.77	415,612.83
2956	1001601118	619	88.89	6.150	49.91	199,806.54
2957	1001601573	656	68.75	6.250	22.93	329,686.88
2958	1001602117	558	61.72	6.150	50.19	268,500.00
2959	1001602475	665	89.92	6.375	45.46	335,078.44
2960	1001602974	564	80.00	8.700	28.41	154,310.24
2961	1001603312	688	53.33	5.990	36.69	399,601.04
2962	1001603606	664	85.00	7.200	46.32	155,550.00
2963	1001604017	629	80.00	6.550	43.77	130,283.26
2964	1001604302	633	60.00	6.550	23.57	99,000.00
2965	1001604972	602	80.00	6.990	26.51	167,862.02
2966	1001607210	636	72.17	7.250	48.32	216,331.11
2967	1001607407	678	89.93	7.350	44.41	97,950.02
2968	1001607844	610	79.37	6.600	42.43	249,778.35

	A	B	C	D	E	F
2969	1001607951	634	85.00	6.500	26.21	531,250.00
2970	1001607960	680	79.77	6.250	48.87	498,062.97
2971	1001608344	552	52.08	6.600	53.81	124,889.18
2972	1001608745	639	78.95	5.900	41.23	194,802.13
2973	1001608807	600	53.33	5.990	23.67	127,872.33
2974	1001609156	642	40.00	6.500	24.50	100,000.00
2975	1001609236	664	90.00	7.850	24.79	135,806.00
2976	1001609520	608	80.00	6.500	47.92	419,620.31
2977	1001609557	637	59.57	10.050	23.79	136,940.04
2978	1001609566	664	90.00	7.850	23.29	148,397.29
2979	1001609600	635	90.00	7.488	34.03	284,850.00
2980	1001609664	644	56.52	6.850	50.72	129,890.25
2981	1001609968	664	90.00	7.850	31.35	161,887.95
2982	1001610028	548	80.00	9.550	32.55	144,000.00
2983	1001610420	626	75.00	6.800	42.25	495,000.00
2984	1001611553	618	34.48	6.900	28.04	149,874.60
2985	1001611633	689	80.00	7.050	48.77	427,652.62
2986	1001611900	662	82.02	6.000	24.09	233,517.30
2987	1001612222	702	100.00	7.125	51.25	411,000.00
2988	1001612393	664	43.10	6.100	45.15	158,910.87
2989	1001612534	570	75.00	6.350	37.86	214,500.00
2990	1001613347	602	87.76	7.550	23.37	66,650.99
2991	1001613383	566	75.00	8.300	51.07	119,924.26
2992	1001613668	609	43.77	6.700	40.28	150,868.71
2993	1001613828	737	59.22	6.125	35.21	304,703.56
2994	1001613999	585	61.60	8.200	35.62	153,900.79
2995	1001614426	659	89.94	6.850	35.87	608,000.00
2996	1001614989	686	43.48	5.990	35.33	49,827.93
2997	1001615167	718	86.36	8.800	36.17	94,945.91
2998	1001615194	615	79.86	6.990	24.95	111,000.00
2999	1001615498	666	54.30	7.300	40.15	100,813.07
3000	1001615648	572	90.00	8.475	26.19	198,000.00
3001	1001615684	564	70.00	7.850	54.43	87,439.48
3002	1001615755	587	63.93	5.990	44.52	217,782.56
3003	1001615871	572	89.93	7.500	32.08	54,818.55
3004	1001616031	630	90.00	6.850	47.48	179,848.03
3005	1001616941	737	90.00	7.250	49.59	255,400.61
3006	1001617959	684	50.77	5.990	21.87	659,341.71
3007	1001617977	628	78.65	6.250	41.85	314,600.00
3008	1001618654	629	85.00	7.990	47.63	488,750.00
3009	1001619029	628	80.00	6.450	32.69	74,400.00
3010	1001619038	586	90.00	8.150	46.98	130,500.00
3011	1001619494	641	69.69	5.990	30.64	99,312.88
3012	1001619671	730	68.14	5.990	45.21	399,601.04
3013	1001620311	587	81.36	6.150	42.13	113,900.00
3014	1001620516	693	90.00	8.900	15.92	117,000.00
3015	1001620730	535	67.14	7.200	46.75	235,000.00
3016	1001621043	604	61.94	6.650	30.15	95,915.71
3017	1001621739	673	56.77	7.450	36.12	171,871.07
3018	1001622275	657	80.00	6.950	41.00	168,660.27
3019	1001622499	629	87.97	7.490	48.48	325,257.95
3020	1001622569	520	64.10	6.990	53.07	500,000.00
3021	1001622845	699	80.00	6.250	33.89	407,612.87
3022	1001623372	562	72.29	8.100	24.62	60,000.00

	A	B	C	D	E	F
3023	1001623531	651	72.81	6.750	28.91	112,752.84
3024	1001623791	616	75.00	6.300	33.67	221,250.00
3025	1001624059	607	65.00	6.550	43.30	195,000.00
3026	1001625281	704	80.00	6.990	39.10	295,756.89
3027	1001625771	775	95.00	6.625	40.50	408,500.00
3028	1001626100	745	71.70	6.950	47.45	379,685.43
3029	1001626217	609	95.00	9.450	36.30	62,700.00
3030	1001626299	508	42.74	8.425	30.77	149,166.36
3031	1001626627	756	80.00	6.150	47.42	214,040.00
3032	1001626761	572	82.82	7.550	27.91	70,400.00
3033	1001627001	528	53.00	6.500	48.09	198,570.33
3034	1001627145	631	66.67	5.990	44.09	92,000.00
3035	1001627172	586	51.72	8.950	51.78	150,000.00
3036	1001628288	647	50.52	6.700	30.60	244,786.99
3037	1001628313	688	80.00	5.990	35.27	316,000.00
3038	1001628983	600	74.38	5.800	17.94	89,906.92
3039	1001629367	641	79.92	6.050	40.06	135,731.94
3040	1001629562	632	58.14	6.250	14.31	125,000.00
3041	1001629866	623	95.00	8.750	33.73	99,750.00
3042	1001630417	642	20.00	6.500	25.30	75,000.00
3043	1001630701	638	65.00	6.625	44.64	76,632.33
3044	1001631201	552	75.41	7.000	48.88	100,107.46
3045	1001631443	652	90.00	8.825	32.01	66,562.27
3046	1001631540	609	70.02	6.650	23.24	222,804.21
3047	1001631924	641	92.16	8.150	43.61	58,761.73
3048	1001631933	704	62.62	6.100	30.80	133,543.15
3049	1001631997	747	80.00	6.250	47.04	155,672.25
3050	1001632095	557	77.82	6.750	43.57	100,000.00
3051	1001632380	641	84.94	7.500	39.92	267,352.73
3052	1001632745	514	27.15	8.400	36.59	57,020.00
3053	1001632825	681	80.00	6.950	24.75	79,933.78
3054	1001632834	782	60.39	5.990	48.12	249,750.65
3055	1001633012	655	90.00	7.325	46.68	67,410.00
3056	1001633557	546	40.00	5.990	25.92	269,730.70
3057	1001633637	509	60.00	8.200	45.15	65,957.48
3058	1001633824	739	56.98	7.350	28.38	200,000.00
3059	1001633879	594	90.00	7.950	38.31	160,091.41
3060	1001634976	589	79.37	9.000	23.70	50,000.00
3061	1001635467	656	83.33	6.250	34.27	199,810.23
3062	1001636064	637	70.94	6.300	43.74	113,500.00
3063	1001637107	641	80.00	6.250	49.92	409,600.00
3064	1001637937	695	80.00	6.400	43.33	367,660.80
3065	1001638311	698	64.62	5.800	46.81	420,000.00
3066	1001638525	613	67.04	6.900	42.55	120,000.00
3067	1001639917	650	80.00	6.600	40.54	200,000.00
3068	1001640889	590	68.33	6.250	47.92	205,000.00
3069	1001641085	631	90.00	7.500	12.59	341,656.25
3070	1001641352	576	46.67	7.350	38.47	210,000.00
3071	1001641851	569	78.57	6.500	48.38	549,502.79
3072	1001641940	622	66.33	6.250	30.37	324,691.63
3073	1001642057	545	75.00	6.550	52.36	344,691.13
3074	1001642244	728	26.67	5.500	40.29	100,000.00
3075	1001642431	740	80.00	5.990	40.03	272,000.00
3076	1001642556	616	89.55	7.500	48.87	179,866.41

	A	B	C	D	E	F
3077	1001642832	623	64.86	5.990	48.50	239,760.62
3078	1001642896	595	75.92	8.000	49.99	185,875.20
3079	1001643163	564	84.90	9.550	49.95	244,381.00
3080	1001643582	664	100.00	9.600	30.15	79,961.47
3081	1001643868	554	90.00	8.700	45.26	153,000.00
3082	1001643895	598	50.24	7.250	23.63	102,919.65
3083	1001643948	643	90.00	7.850	39.93	185,400.00
3084	1001644215	655	80.00	6.550	36.98	194,330.00
3085	1001644331	655	80.00	6.500	48.79	242,980.14
3086	1001645189	686	80.00	6.375	45.47	176,400.00
3087	1001645278	652	60.24	7.500	22.68	49,962.89
3088	1001646115	571	90.00	9.100	50.27	72,000.00
3089	1001646213	667	95.00	6.900	46.17	250,800.00
3090	1001646516	733	80.00	5.990	49.96	278,122.32
3091	1001647249	601	80.00	7.800	37.15	63,955.28
3092	1001647310	642	45.67	6.250	41.13	247,764.69
3093	1001647418	724	95.00	8.040	33.42	85,443.10
3094	1001647506	619	72.03	6.050	27.30	236,033.84
3095	1001647560	662	89.93	6.750	32.47	125,000.00
3096	1001648382	581	56.28	6.500	34.12	88,839.16
3097	1001648667	733	70.00	6.150	50.26	489,526.03
3098	1001649041	525	48.38	7.600	44.38	99,102.86
3099	1001649229	585	90.00	7.300	34.93	260,798.41
3100	1001649292	622	89.29	5.990	49.14	250,000.00
3101	1001649381	678	70.12	6.500	50.29	287,240.10
3102	1001649611	636	90.00	6.550	45.75	247,278.42
3103	1001649700	629	90.00	9.075	38.37	125,932.24
3104	1001649808	602	67.34	6.800	34.54	199,829.48
3105	1001649951	604	58.89	6.750	36.03	105,908.74
3106	1001650065	581	61.82	9.600	48.39	68,000.00
3107	1001650314	639	72.73	6.900	25.25	79,933.12
3108	1001650396	508	56.82	9.100	50.87	50,000.00
3109	1001650564	571	61.85	6.600	29.28	187,233.85
3110	1001650788	543	70.00	7.500	33.22	153,885.71
3111	1001650993	553	81.97	8.650	28.52	50,000.00
3112	1001651518	592	16.15	7.250	48.47	105,000.00
3113	1001651778	661	94.74	8.150	37.06	180,000.00
3114	1001651947	639	79.93	6.900	49.70	195,672.42
3115	1001652090	728	90.00	6.800	43.23	400,158.54
3116	1001652232	666	56.00	5.990	43.32	699,301.81
3117	1001652526	620	75.00	6.500	42.95	307,500.00
3118	1001652848	617	52.63	6.800	23.78	119,897.69
3119	1001653188	678	68.38	5.990	39.09	319,680.83
3120	1001653865	606	72.41	6.250	45.60	286,000.00
3121	1001653874	645	80.00	6.000	33.62	356,000.00
3122	1001654105	569	85.00	9.450	42.45	106,197.18
3123	1001654132	757	75.07	5.990	38.66	558,742.15
3124	1001654347	584	88.06	6.300	36.94	295,000.00
3125	1001654800	721	46.00	7.300	45.12	91,829.73
3126	1001654971	624	90.00	8.150	43.69	107,929.71
3127	1001655578	703	84.62	5.990	41.40	439,561.14
3128	1001655630	571	80.00	7.875	26.80	99,931.18
3129	1001655818	533	72.50	6.600	38.68	232,000.00
3130	1001655989	530	74.95	10.050	39.67	356,000.00

	A	B	C	D	E	F
3131	1001656078	611	65.00	7.550	27.18	123,409.26
3132	1001656461	772	85.00	5.990	30.78	297,203.27
3133	1001656540	589	61.18	6.050	52.98	260,000.00
3134	1001656657	628	80.00	6.400	47.43	199,815.65
3135	1001656915	636	80.00	6.750	47.86	307,734.82
3136	1001658325	501	85.00	9.900	34.96	152,627.45
3137	1001658405	555	73.64	8.050	47.09	202,365.50
3138	1001658478	703	80.00	7.750	48.62	148,000.00
3139	1001658637	665	95.00	7.050	24.66	142,384.34
3140	1001659093	688	48.75	6.500	34.13	194,357.59
3141	1001659164	590	85.00	7.400	49.55	242,250.00
3142	1001660063	678	66.48	5.990	18.16	233,766.61
3143	1001660269	767	16.79	6.150	38.73	110,000.00
3144	1001660642	627	68.75	6.400	46.96	142,868.19
3145	1001660973	583	70.00	8.750	46.52	87,500.00
3146	1001661295	650	80.00	7.650	45.02	135,360.00
3147	1001661696	548	28.27	7.750	54.46	53,840.46
3148	1001661856	584	75.00	6.950	26.19	127,394.45
3149	1001662043	631	75.00	6.600	33.38	157,500.00
3150	1001662061	627	80.00	6.550	37.59	156,918.39
3151	1001662196	679	74.70	6.500	39.07	375,000.00
3152	1001662472	574	80.00	8.475	28.29	93,543.00
3153	1001662800	698	72.36	6.700	27.69	198,826.98
3154	1001662891	582	34.00	6.725	54.72	187,000.00
3155	1001663471	642	90.00	7.975	49.81	154,695.60
3156	1001663649	651	90.00	8.550	21.53	53,967.62
3157	1001663658	607	80.00	6.850	35.98	187,841.28
3158	1001664032	660	93.91	7.450	23.18	77,883.10
3159	1001664078	709	48.66	5.990	54.02	117,744.31
3160	1001664336	680	89.58	7.000	46.20	430,000.00
3161	1001664559	638	58.82	8.000	38.15	90,000.00
3162	1001664568	593	90.00	7.550	45.34	166,500.00
3163	1001664844	551	74.29	6.990	41.20	129,893.23
3164	1001665380	774	90.00	5.990	37.38	387,000.00
3165	1001665460	654	71.46	6.250	37.14	166,342.02
3166	1001665503	767	78.68	5.990	33.18	203,000.00
3167	1001666110	621	90.00	7.550	49.55	117,900.00
3168	1001666405	549	76.92	8.700	48.12	50,000.00
3169	1001666691	702	85.00	7.200	49.40	83,234.37
3170	1001666931	678	74.18	6.900	48.04	337,217.85
3171	1001667805	611	90.00	7.550	31.45	71,100.00
3172	1001668010	632	85.00	7.400	48.77	138,550.00
3173	1001668546	748	71.46	5.990	50.26	292,707.76
3174	1001668859	564	80.00	8.150	16.68	135,200.00
3175	1001668966	626	85.00	6.450	46.28	484,057.73
3176	1001668975	649	89.92	6.550	48.19	229,987.65
3177	1001669359	657	60.00	5.990	33.33	197,802.51
3178	1001669509	537	75.00	9.100	44.08	78,750.00
3179	1001669689	570	33.90	9.000	9.18	99,945.38
3180	1001669750	774	80.00	7.900	33.25	327,775.41
3181	1001670212	711	73.75	5.990	47.23	295,000.00
3182	1001670445	594	80.00	6.800	14.45	232,000.00
3183	1001670454	749	85.00	7.000	49.53	326,981.76
3184	1001671015	559	58.14	6.990	50.08	249,210.58

	A	B	C	D	E	F
3185	1001671186	587	70.00	6.500	25.07	172,394.01
3186	1001671514	693	25.88	5.875	45.04	109,887.85
3187	1001672176	594	53.30	6.775	34.10	249,785.81
3188	1001672229	619	80.00	6.990	43.74	135,200.00
3189	1001672318	637	80.00	6.990	38.61	131,092.24
3190	1001672345	615	64.53	6.250	23.67	110,894.68
3191	1001672363	732	94.88	6.950	42.16	388,677.98
3192	1001672611	806	80.00	6.550	35.84	448,000.00
3193	1001672746	672	90.00	7.250	39.94	173,700.00
3194	1001672755	672	83.56	7.300	48.28	122,000.00
3195	1001672880	612	70.00	7.200	37.88	125,900.73
3196	1001672924	546	70.00	7.350	47.35	136,500.00
3197	1001673497	649	74.93	5.990	52.25	359,650.00
3198	1001673585	554	85.00	9.000	32.54	52,700.00
3199	1001673665	627	75.00	7.650	46.39	209,848.77
3200	1001673674	688	88.65	7.888	49.52	249,828.40
3201	1001673825	613	35.00	6.199	39.22	699,329.25
3202	1001673914	758	32.08	5.990	32.13	159,581.19
3203	1001674717	659	79.80	6.750	39.30	162,000.00
3204	1001674735	581	66.67	5.750	42.46	559,415.33
3205	1001675084	555	70.00	6.375	36.75	209,805.50
3206	1001675093	590	64.67	6.950	47.93	194,000.00
3207	1001675324	696	76.41	6.100	46.47	108,394.04
3208	1001675501	749	90.00	6.375	39.95	147,600.00
3209	1001676136	579	80.00	9.100	41.09	119,600.00
3210	1001677073	599	53.08	6.950	36.86	154,871.69
3211	1001677698	593	90.00	8.950	50.86	117,000.00
3212	1001678170	513	70.00	8.880	29.96	52,470.60
3213	1001678615	557	65.00	6.950	32.69	169,509.56
3214	1001678731	678	75.79	6.950	40.13	143,880.80
3215	1001679179	562	75.00	8.100	20.77	187,376.72
3216	1001679473	593	77.24	7.300	44.25	396,693.37
3217	1001680522	718	80.00	6.750	45.49	167,855.36
3218	1001680791	724	70.00	6.600	30.35	202,820.02
3219	1001680808	646	80.00	6.250	43.87	447,574.92
3220	1001680899	661	80.00	8.300	48.09	264,000.00
3221	1001681077	680	69.44	6.550	37.22	250,000.00
3222	1001681157	689	80.00	6.300	43.42	126,281.22
3223	1001681362	621	63.55	6.150	34.23	196,809.45
3224	1001681415	576	80.00	7.500	49.06	124,000.00
3225	1001681656	636	22.53	6.450	52.75	105,000.00
3226	1001681763	667	80.00	7.950	38.32	128,000.00
3227	1001682085	725	95.00	5.990	39.36	323,000.00
3228	1001682110	642	94.71	7.550	28.68	161,000.00
3229	1001682520	690	73.72	5.990	42.66	243,756.63
3230	1001682922	609	90.00	6.950	43.24	130,391.97
3231	1001683057	554	74.63	6.990	48.86	299,753.61
3232	1001683538	690	52.21	6.300	45.95	71,000.00
3233	1001683921	651	90.00	7.250	20.91	88,200.00
3234	1001684065	703	80.00	6.990	48.86	193,440.99
3235	1001684118	624	89.53	7.250	50.20	384,699.66
3236	1001684911	662	56.49	6.950	46.73	161,000.00
3237	1001684966	621	54.79	5.600	47.97	199,785.18
3238	1001685144	535	75.00	9.550	38.93	76,500.00

	A	B	C	D	E	F
3239	1001685153	525	70.00	9.650	44.90	72,065.64
3240	1001685242	621	50.00	5.990	31.97	174,397.74
3241	1001685297	714	38.90	5.990	45.75	119,880.31
3242	1001685607	646	80.00	5.800	46.30	349,200.00
3243	1001685705	598	72.92	7.200	25.21	262,293.18
3244	1001686170	523	85.00	9.700	40.04	120,643.09
3245	1001686223	571	41.23	6.990	35.00	234,806.99
3246	1001686982	610	85.00	8.200	40.72	60,250.06
3247	1001687446	607	75.00	5.990	41.66	172,500.00
3248	1001687696	671	83.64	7.300	38.37	230,000.00
3249	1001688034	570	58.55	6.200	40.63	249,760.49
3250	1001688427	790	75.00	6.800	36.72	123,750.00
3251	1001689300	653	64.81	5.990	40.87	350,000.00
3252	1001689337	592	80.00	6.750	35.12	87,604.51
3253	1001689499	642	90.00	6.450	44.53	144,000.00
3254	1001689649	631	86.35	7.350	32.16	139,785.96
3255	1001689667	729	80.00	5.950	46.06	448,000.00
3256	1001689774	765	67.88	5.990	34.25	223,776.58
3257	1001689925	595	85.00	7.375	45.45	169,870.64
3258	1001690129	788	80.00	7.575	49.06	196,000.00
3259	1001690218	629	79.00	7.850	26.13	158,000.00
3260	1001690290	611	76.19	6.800	46.54	400,000.00
3261	1001690343	582	81.69	7.000	49.13	290,000.00
3262	1001690370	742	90.00	6.000	27.63	256,244.65
3263	1001690520	649	35.12	6.250	31.62	229,793.76
3264	1001690931	590	50.28	6.850	36.11	133,244.00
3265	1001691226	652	80.00	6.150	43.43	220,000.00
3266	1001691262	674	80.00	6.900	47.04	111,906.37
3267	1001691832	586	80.00	7.700	46.07	107,123.57
3268	1001691976	689	80.00	7.150	44.37	135,200.00
3269	1001692270	552	80.00	9.000	45.84	163,910.42
3270	1001692350	615	80.00	7.525	35.20	104,800.00
3271	1001692797	552	65.00	7.400	31.96	293,122.90
3272	1001693028	605	80.00	6.890	31.87	146,277.37
3273	1001693536	555	72.22	9.750	20.21	64,969.67
3274	1001694134	774	80.00	7.900	33.05	327,775.41
3275	1001694768	671	90.00	6.100	45.48	675,000.00
3276	1001694937	639	36.86	5.990	53.03	150,000.00
3277	1001695160	672	80.00	6.900	41.57	152,000.00
3278	1001695231	702	80.00	6.800	46.99	399,658.97
3279	1001695268	671	66.67	6.500	47.60	270,000.00
3280	1001695320	599	55.08	6.600	31.07	325,000.00
3281	1001695589	511	70.00	7.700	35.95	104,925.14
3282	1001695605	615	75.00	6.000	50.43	131,250.00
3283	1001695650	613	75.00	6.990	21.83	97,500.00
3284	1001695696	585	58.62	6.800	36.94	169,855.06
3285	1001695776	631	94.12	7.050	41.70	271,779.23
3286	1001695856	657	57.42	7.400	43.52	119,909.14
3287	1001696052	637	62.24	6.700	44.92	149,514.29
3288	1001696579	676	58.65	6.950	49.59	77,849.36
3289	1001696757	573	90.00	8.600	41.55	100,740.18
3290	1001696775	543	85.00	10.850	30.74	92,615.87
3291	1001696873	587	80.00	7.990	46.20	108,726.85
3292	1001697417	661	90.46	7.400	42.59	126,650.00

	A	B	C	D	E	F
3293	1001697505	552	90.00	8.000	49.98	82,800.00
3294	1001697523	640	80.00	6.900	50.04	255,785.98
3295	1001697729	607	59.41	5.990	41.17	299,700.78
3296	1001698096	613	90.00	7.050	46.48	141,185.32
3297	1001698176	549	80.00	9.750	39.62	57,173.31
3298	1001698407	576	60.77	8.513	49.32	79,000.00
3299	1001698531	501	70.00	10.100	39.06	50,400.00
3300	1001698666	633	84.75	6.500	43.46	599,457.59
3301	1001698693	684	74.92	6.825	42.38	456,612.28
3302	1001698773	539	81.67	8.350	38.84	98,000.00
3303	1001698791	629	77.04	6.600	49.59	104,000.00
3304	1001698862	625	69.60	5.990	39.13	424,152.62
3305	1001698880	627	89.93	7.470	34.01	143,785.06
3306	1001698915	601	76.00	6.500	46.75	284,742.36
3307	1001698951	628	75.00	8.700	49.98	93,495.47
3308	1001699040	689	80.00	5.990	47.21	133,946.27
3309	1001699120	628	79.00	6.990	35.76	315,740.47
3310	1001699255	718	95.00	6.900	44.48	332,222.03
3311	1001699497	626	78.57	6.990	32.70	110,000.00
3312	1001699843	735	46.29	5.990	47.13	161,838.42
3313	1001699870	612	52.73	7.300	41.93	144,731.64
3314	1001700010	584	62.90	6.450	16.66	194,822.00
3315	1001700083	569	90.00	9.625	49.84	121,441.79
3316	1001700396	596	80.00	7.200	41.07	184,000.00
3317	1001700494	541	70.00	7.600	45.47	160,882.89
3318	1001700555	618	76.28	8.600	29.74	59,337.00
3319	1001701698	543	59.05	7.450	51.29	124,000.00
3320	1001701741	591	35.09	7.900	33.03	200,000.00
3321	1001701867	607	71.43	7.900	30.88	299,794.58
3322	1001701929	593	90.00	8.500	36.35	74,654.75
3323	1001702429	661	80.00	5.800	49.08	171,822.12
3324	1001702651	596	56.12	7.075	51.74	109,655.21
3325	1001702875	665	80.00	6.700	45.35	143,874.80
3326	1001703044	624	63.16	6.950	52.53	299,751.66
3327	1001703062	572	76.84	7.950	40.56	146,000.00
3328	1001703437	505	54.91	9.900	32.00	94,768.68
3329	1001703712	581	67.00	6.750	25.06	133,884.63
3330	1001703883	571	49.52	6.950	38.79	104,000.00
3331	1001704338	666	53.14	6.400	41.09	144,000.00
3332	1001704374	516	69.64	7.800	44.62	288,798.07
3333	1001704622	558	66.16	6.800	35.30	259,778.33
3334	1001704640	650	89.87	7.450	32.44	142,000.00
3335	1001704828	632	70.00	7.250	48.69	262,295.22
3336	1001705220	610	58.67	6.150	39.21	220,000.00
3337	1001705505	589	80.00	7.600	37.12	87,056.63
3338	1001705612	653	93.91	6.375	48.95	432,000.00
3339	1001705907	727	78.55	6.050	44.75	568,938.46
3340	1001705970	610	67.00	6.300	47.18	119,930.00
3341	1001705989	579	90.00	7.600	33.45	247,319.97
3342	1001706434	630	73.88	6.650	14.78	180,841.09
3343	1001706684	693	90.00	6.990	48.47	598,500.00
3344	1001707503	611	80.00	5.990	47.71	219,780.57
3345	1001707727	578	90.00	10.100	38.48	109,752.45
3346	1001708058	620	50.00	7.350	48.63	95,000.00

	A	B	C	D	E	F
3347	1001708218	570	73.58	7.500	30.96	242,639.45
3348	1001708780	593	84.93	8.800	30.66	112,450.00
3349	1001708913	621	74.92	5.990	48.12	457,000.00
3350	1001708931	720	85.00	7.900	38.66	50,063.80
3351	1001709173	702	84.86	6.100	34.66	297,000.00
3352	1001709324	504	80.00	10.400	34.57	50,400.00
3353	1001709431	635	85.00	6.600	39.76	78,979.92
3354	1001709636	678	100.00	7.900	49.51	225,000.00
3355	1001710134	644	64.89	6.900	19.47	152,372.51
3356	1001710214	733	75.00	6.600	27.54	336,750.00
3357	1001710394	712	88.12	6.940	49.96	550,309.17
3358	1001710848	622	80.00	7.550	48.68	147,571.49
3359	1001710884	679	80.00	6.350	49.70	94,221.00
3360	1001711730	777	75.56	7.000	46.38	108,456.74
3361	1001711767	634	62.16	5.990	41.50	229,770.60
3362	1001712025	694	64.00	6.150	53.66	399,613.09
3363	1001712061	610	76.68	7.500	22.72	194,000.00
3364	1001712196	679	77.80	7.200	41.90	170,000.00
3365	1001712338	631	68.42	6.599	25.62	65,000.00
3366	1001712383	709	80.00	6.450	48.86	383,649.47
3367	1001712515	676	63.83	5.990	44.83	149,850.39
3368	1001712533	657	28.59	5.990	51.13	182,817.47
3369	1001712711	590	59.33	6.800	53.88	177,848.24
3370	1001712766	603	37.70	6.875	35.53	114,903.39
3371	1001712908	609	77.78	7.800	18.64	55,960.87
3372	1001713747	562	78.00	7.900	44.75	78,000.00
3373	1001713916	599	80.00	7.850	46.23	160,000.00
3374	1001713970	604	80.00	6.990	33.10	139,885.02
3375	1001714194	642	88.67	7.650	45.50	132,904.22
3376	1001714247	597	72.25	6.000	35.16	124,570.18
3377	1001714354	594	92.59	8.350	21.09	49,968.76
3378	1001714568	581	80.00	6.200	43.94	111,892.70
3379	1001714577	602	80.00	7.100	45.45	201,437.98
3380	1001714657	637	90.00	7.975	41.10	55,762.37
3381	1001714700	555	67.15	7.550	49.05	83,876.61
3382	1001714791	652	69.93	6.550	45.08	200,000.00
3383	1001715077	667	60.49	6.250	46.74	131,749.62
3384	1001715317	634	72.73	6.500	41.63	80,000.00
3385	1001715460	651	80.00	7.525	38.75	114,315.52
3386	1001716655	748	71.43	5.990	36.79	449,551.17
3387	1001716753	589	80.00	6.950	37.27	105,600.00
3388	1001716851	653	46.73	6.400	52.90	156,855.29
3389	1001716959	546	90.00	8.000	41.93	141,205.19
3390	1001717431	516	72.34	9.650	20.59	462,779.36
3391	1001717734	688	83.25	6.050	45.24	425,813.72
3392	1001717896	666	78.83	5.990	45.77	141,758.47
3393	1001717967	705	41.97	6.150	32.87	187,858.11
3394	1001718172	600	80.00	7.125	47.60	123,900.84
3395	1001718225	688	94.91	6.550	37.72	284,489.93
3396	1001718305	787	55.49	6.150	33.46	215,089.75
3397	1001718804	660	95.00	7.300	46.55	304,714.46
3398	1001719607	674	80.00	6.550	45.22	231,792.30
3399	1001719634	595	85.00	8.625	46.15	107,100.00
3400	1001719714	568	69.09	6.450	54.16	189,826.56

	A	B	C	D	E	F
3401	1001719894	648	80.00	6.750	39.79	179,200.00
3402	1001720230	572	72.92	7.350	42.96	104,919.70
3403	1001720356	662	70.00	6.300	46.15	700,000.00
3404	1001720506	652	85.00	9.200	35.44	55,250.00
3405	1001720935	539	85.00	9.650	26.89	59,386.69
3406	1001721024	550	59.52	8.500	24.15	50,000.00
3407	1001721202	556	44.57	7.500	33.15	114,914.65
3408	1001721444	517	68.49	8.250	44.74	199,872.47
3409	1001721541	673	80.00	7.250	46.20	255,800.30
3410	1001721630	513	74.07	8.925	38.85	99,944.52
3411	1001721694	635	48.00	6.500	37.48	251,772.19
3412	1001721881	583	86.23	8.688	48.24	143,916.08
3413	1001721934	620	64.46	6.375	16.03	185,000.00
3414	1001722434	776	85.00	7.550	47.57	141,100.00
3415	1001722586	667	100.00	8.500	49.55	107,000.00
3416	1001722595	674	89.71	6.800	27.96	154,254.84
3417	1001722988	571	45.53	8.550	46.26	107,000.00
3418	1001723022	600	70.00	8.275	48.58	79,100.00
3419	1001723193	754	90.00	6.050	34.05	314,689.40
3420	1001723969	622	90.00	7.125	48.48	140,850.00
3421	1001724236	616	32.52	6.325	34.85	165,689.66
3422	1001724272	611	85.00	8.175	34.97	53,975.00
3423	1001724290	633	80.00	7.675	38.42	119,280.00
3424	1001724398	596	64.42	5.990	30.75	181,818.47
3425	1001724735	609	62.46	6.150	33.41	215,291.55
3426	1001724824	632	88.37	7.250	41.34	379,703.56
3427	1001724977	650	98.36	8.350	41.47	119,925.03
3428	1001724995	681	100.00	8.500	38.59	89,900.00
3429	1001725173	622	84.62	6.890	45.40	385,000.00
3430	1001725235	554	64.73	6.990	54.35	177,853.81
3431	1001726118	612	83.38	6.950	46.13	241,599.51
3432	1001726341	665	76.92	5.850	49.36	349,641.46
3433	1001726387	698	42.75	5.990	53.54	109,000.00
3434	1001726699	678	49.96	7.000	25.07	186,693.55
3435	1001726715	583	84.71	8.650	45.92	72,000.00
3436	1001726733	652	89.97	6.300	21.94	301,129.75
3437	1001726993	676	45.95	6.350	50.37	170,000.00
3438	1001727000	657	94.81	7.990	33.76	128,000.00
3439	1001727073	687	95.00	8.700	29.85	131,973.24
3440	1001727849	636	74.87	6.600	37.65	147,500.00
3441	1001728009	628	74.57	7.400	31.71	257,804.66
3442	1001728599	631	87.05	5.990	49.98	457,000.00
3443	1001728768	629	66.38	6.750	40.36	312,000.00
3444	1001728811	578	52.71	6.250	22.18	175,000.00
3445	1001729213	722	83.33	6.850	43.94	160,000.00
3446	1001729339	511	71.81	7.750	31.77	102,013.85
3447	1001729892	634	80.00	6.850	35.60	240,596.70
3448	1001730032	686	66.39	6.000	38.19	554,447.49
3449	1001730041	686	65.00	6.350	36.01	217,750.00
3450	1001730595	627	57.69	6.650	39.89	449,604.91
3451	1001730620	585	45.95	7.050	42.60	169,862.02
3452	1001731219	668	66.67	6.050	35.61	219,783.08
3453	1001731317	661	90.00	8.450	39.35	85,500.00
3454	1001731503	625	82.00	7.175	33.45	104,876.89

	A	B	C	D	E	F
3455	1001731530	690	80.00	5.990	19.72	207,792.54
3456	1001731638	682	60.00	6.000	40.16	314,686.42
3457	1001731772	584	49.40	6.900	36.00	140,182.71
3458	1001732156	668	80.00	6.990	46.03	100,717.21
3459	1001732450	633	75.56	6.300	48.44	204,000.00
3460	1001732879	689	56.11	5.990	41.56	297,103.37
3461	1001733645	633	82.70	5.990	41.24	367,632.95
3462	1001733672	519	75.00	8.450	53.56	82,500.00
3463	1001733976	656	80.75	8.700	41.35	75,456.11
3464	1001733994	615	84.75	7.250	54.48	49,961.00
3465	1001734047	585	69.80	6.750	37.85	178,000.00
3466	1001734190	682	64.90	5.990	45.13	486,750.00
3467	1001734403	677	82.69	6.500	37.27	276,749.59
3468	1001735126	615	73.27	7.125	51.08	164,736.21
3469	1001735448	687	76.92	7.650	48.64	149,891.98
3470	1001735723	531	73.51	7.350	42.33	136,000.00
3471	1001735796	682	71.43	8.450	41.55	49,861.18
3472	1001735938	629	79.82	6.838	45.89	174,800.00
3473	1001735974	666	65.00	7.300	18.69	61,750.00
3474	1001736205	642	94.85	7.550	37.73	93,362.65
3475	1001736287	746	67.02	6.750	20.82	125,891.52
3476	1001736376	597	74.13	8.250	35.51	106,000.00
3477	1001736394	666	57.69	6.550	40.25	150,000.00
3478	1001737151	607	34.29	8.300	42.05	120,000.00
3479	1001737311	584	89.72	8.325	36.24	80,699.29
3480	1001737320	553	67.38	8.250	32.40	55,250.00
3481	1001737348	627	80.00	6.650	42.32	128,000.00
3482	1001737570	593	68.01	5.990	41.90	369,630.96
3483	1001737785	601	81.14	7.950	30.35	89,097.53
3484	1001737954	683	85.00	6.300	49.83	378,250.00
3485	1001738016	609	89.94	7.750	40.63	148,290.45
3486	1001738070	633	79.93	6.650	28.44	123,782.36
3487	1001738114	519	50.00	8.600	52.17	150,000.00
3488	1001738178	602	75.99	7.375	47.22	288,530.28
3489	1001738212	744	84.38	5.990	36.13	269,730.70
3490	1001738267	629	55.56	5.990	42.58	250,000.00
3491	1001738294	642	73.33	5.990	36.18	164,835.43
3492	1001738506	635	95.00	7.900	49.50	72,625.24
3493	1001738515	616	61.97	5.990	47.13	204,296.03
3494	1001738711	601	90.00	7.700	27.37	71,049.31
3495	1001738819	525	79.76	7.000	40.32	334,725.40
3496	1001738999	656	74.38	7.990	26.26	178,379.99
3497	1001739033	763	37.80	7.875	40.83	240,000.00
3498	1001739195	560	57.00	7.650	52.49	156,637.12
3499	1001739202	602	31.72	6.250	49.55	104,646.58
3500	1001739319	633	55.20	6.525	7.88	259,766.10
3501	1001739364	555	17.53	7.990	32.97	134,909.23
3502	1001739417	647	79.67	5.990	49.58	242,757.63
3503	1001739435	651	80.00	7.180	43.46	215,920.00
3504	1001739444	657	78.69	6.550	40.71	239,785.14
3505	1001739649	668	95.00	7.750	46.17	170,879.31
3506	1001739872	646	85.00	6.400	40.88	301,471.87
3507	1001739970	672	90.00	6.600	38.74	296,736.68
3508	1001740361	598	90.00	7.500	19.01	84,537.21

	A	B	C	D	E	F
3509	1001740389	651	90.00	5.990	41.07	293,107.36
3510	1001740469	652	37.21	7.497	11.15	79,940.59
3511	1001740566	585	64.10	6.990	47.53	125,000.00
3512	1001740708	605	87.65	7.400	23.41	199,697.26
3513	1001740753	666	75.00	6.400	40.77	209,806.44
3514	1001740904	587	90.00	7.825	43.17	206,856.10
3515	1001740940	629	85.00	7.900	16.87	237,150.00
3516	1001740995	606	85.00	7.300	46.25	73,892.88
3517	1001741333	646	91.77	7.150	49.96	298,250.00
3518	1001741716	606	70.00	6.950	43.43	125,825.75
3519	1001741958	582	75.00	7.400	32.76	106,875.00
3520	1001742109	668	90.00	6.050	49.37	305,698.28
3521	1001742252	584	73.95	6.500	39.25	440,000.00
3522	1001742617	623	80.00	7.150	26.93	134,800.00
3523	1001742779	551	82.29	7.150	39.42	107,800.00
3524	1001742797	594	49.39	6.500	44.68	121,000.00
3525	1001742813	653	55.71	6.500	51.81	195,000.00
3526	1001742948	623	95.00	7.800	49.33	170,050.00
3527	1001743199	500	76.39	8.400	38.52	54,965.99
3528	1001743331	639	85.00	5.990	44.73	289,560.90
3529	1001743475	694	85.00	9.800	31.75	64,600.00
3530	1001744081	622	76.92	7.700	24.31	99,928.71
3531	1001744580	587	74.20	6.650	29.43	256,000.00
3532	1001744651	579	85.00	8.650	47.38	58,225.00
3533	1001744884	601	64.10	6.450	50.24	250,000.00
3534	1001745142	578	59.90	7.800	43.68	116,593.11
3535	1001745561	731	80.00	6.350	46.07	392,000.00
3536	1001745570	602	85.00	5.990	48.18	139,400.00
3537	1001745838	636	75.00	6.000	50.03	262,238.68
3538	1001745865	555	85.00	8.200	29.11	70,125.00
3539	1001746025	587	30.59	6.990	19.92	130,000.00
3540	1001746105	602	80.00	7.000	38.67	308,000.00
3541	1001746169	597	66.45	7.500	23.59	81,000.00
3542	1001746285	674	66.82	5.990	50.51	282,000.00
3543	1001747060	588	80.00	6.500	47.58	232,000.00
3544	1001747131	606	80.00	7.650	47.42	80,800.00
3545	1001747220	586	79.37	6.850	30.67	249,788.94
3546	1001747373	654	76.40	7.200	21.74	67,946.42
3547	1001747505	723	80.00	6.400	35.55	92,000.00
3548	1001747587	611	56.00	6.600	29.83	84,000.00
3549	1001747649	661	85.00	6.050	44.33	340,850.00
3550	1001747710	654	75.00	6.200	51.18	270,865.26
3551	1001747783	610	61.11	6.500	18.12	164,850.84
3552	1001747854	681	80.00	6.100	27.79	300,000.00
3553	1001747989	554	85.00	7.040	48.63	161,368.66
3554	1001748069	510	65.00	8.950	40.10	87,701.57
3555	1001748700	680	90.00	6.250	43.04	94,410.33
3556	1001749157	599	70.00	7.650	36.39	174,873.97
3557	1001749362	602	75.68	6.250	53.44	144,550.00
3558	1001749371	530	73.08	8.200	41.49	75,951.04
3559	1001749406	638	65.00	6.500	21.72	519,529.91
3560	1001749601	614	80.00	6.500	38.21	227,793.88
3561	1001749656	768	90.00	8.125	37.80	53,550.00
3562	1001749898	596	80.00	7.750	47.55	107,210.28

	A	B	C	D	E	F
3563	1001750117	602	80.00	8.375	42.84	87,945.30
3564	1001750233	669	79.02	6.250	41.41	161,846.29
3565	1001750288	596	80.00	7.600	43.18	106,322.60
3566	1001750331	656	76.32	7.800	29.46	144,898.69
3567	1001750938	721	79.90	7.425	33.23	79,445.10
3568	1001751508	614	75.00	5.990	54.38	318,750.00
3569	1001751624	675	57.37	6.500	24.41	272,253.66
3570	1001751946	537	85.00	8.900	49.07	186,150.00
3571	1001752124	652	75.08	6.700	23.86	75,075.00
3572	1001752160	654	70.00	6.990	38.38	213,500.00
3573	1001752507	626	80.00	6.650	44.14	129,600.00
3574	1001753114	701	67.62	5.990	35.96	380,000.00
3575	1001753230	626	70.00	6.800	54.25	437,500.00
3576	1001753258	620	89.21	6.990	32.32	339,000.00
3577	1001753285	697	53.33	6.950	31.48	160,000.00
3578	1001753588	535	76.25	8.350	39.23	60,961.89
3579	1001753686	620	75.41	7.325	35.60	230,000.00
3580	1001753720	613	74.87	5.990	40.91	145,854.38
3581	1001753757	603	72.22	5.990	35.56	260,000.00
3582	1001753766	629	94.55	9.725	47.67	156,000.00
3583	1001753926	736	83.82	7.550	28.24	242,250.00
3584	1001754024	635	65.00	6.250	46.82	203,906.34
3585	1001754159	650	95.00	6.750	42.19	322,721.90
3586	1001754346	690	85.00	6.750	45.55	556,750.00
3587	1001754471	655	47.11	6.150	40.69	178,826.86
3588	1001754621	647	100.00	9.600	45.61	395,000.00
3589	1001754738	592	64.67	6.800	44.41	76,954.00
3590	1001755130	678	63.46	6.375	51.56	165,000.00
3591	1001755194	580	66.44	6.950	33.81	297,000.00
3592	1001755247	565	77.92	7.450	48.45	93,500.00
3593	1001755265	570	79.77	6.000	49.53	138,000.00
3594	1001755274	561	52.87	7.000	48.62	114,905.74
3595	1001755336	608	65.17	7.000	50.20	384,191.82
3596	1001755513	789	46.73	5.990	39.12	189,546.76
3597	1001755719	768	75.83	5.990	44.69	319,680.83
3598	1001755951	667	43.12	6.800	37.01	131,100.79
3599	1001756095	616	70.00	7.250	35.05	105,000.00
3600	1001756415	652	79.17	6.450	43.88	151,861.25
3601	1001756594	600	80.00	7.500	37.64	76,343.30
3602	1001756772	602	89.93	7.350	35.77	413,367.06
3603	1001756790	709	100.00	7.900	36.22	135,000.00
3604	1001757352	555	80.00	7.800	30.64	103,927.33
3605	1001757432	618	70.00	6.100	29.56	137,429.85
3606	1001757441	625	61.13	6.000	41.08	195,000.00
3607	1001757487	768	90.00	8.125	31.62	54,000.00
3608	1001757548	673	69.99	6.800	53.14	218,368.00
3609	1001758020	687	87.95	5.990	49.09	364,635.95
3610	1001758173	532	59.74	7.300	12.63	116,500.00
3611	1001758244	686	90.00	9.300	0.00	73,762.14
3612	1001758253	684	51.43	5.990	41.91	179,820.47
3613	1001758501	597	80.00	6.600	43.60	279,751.76
3614	1001758734	618	79.92	6.150	36.99	141,647.17
3615	1001758752	706	80.00	5.990	27.97	175,200.00
3616	1001758903	594	92.65	7.450	47.71	314,763.87

	A	B	C	D	E	F
3617	1001758967	785	90.00	6.800	43.31	359,291.98
3618	1001759065	526	53.49	6.950	35.82	345,000.00
3619	1001759190	573	60.73	7.000	42.54	150,000.00
3620	1001759298	569	61.94	6.750	52.00	223,000.00
3621	1001759555	544	90.00	9.300	45.79	115,590.67
3622	1001759626	537	85.00	8.550	44.07	147,900.00
3623	1001759644	619	79.47	7.700	25.42	75,275.96
3624	1001759877	744	45.80	6.350	41.29	299,720.79
3625	1001759993	543	66.52	7.300	36.04	152,881.83
3626	1001760017	620	77.10	6.000	48.76	238,762.07
3627	1001760044	583	80.00	6.600	50.72	227,793.86
3628	1001760124	540	77.42	6.975	40.71	360,000.00
3629	1001760311	727	100.00	6.350	36.35	369,655.64
3630	1001760598	704	73.99	7.200	53.38	310,000.00
3631	1001760810	620	55.50	5.990	52.46	166,333.93
3632	1001761132	642	60.00	6.250	54.64	132,000.00
3633	1001761310	612	79.34	6.350	41.09	361,000.00
3634	1001761677	663	69.31	7.500	52.71	350,000.00
3635	1001761720	633	89.33	6.950	45.97	335,000.00
3636	1001761855	609	73.45	5.990	35.49	304,495.99
3637	1001762195	637	40.27	6.750	31.30	120,000.00
3638	1001762239	586	80.00	7.100	45.82	164,000.00
3639	1001762319	592	75.14	6.650	34.50	275,000.00
3640	1001762621	534	70.00	8.450	46.09	62,961.44
3641	1001762694	639	95.00	7.500	36.52	124,357.64
3642	1001762774	699	41.39	6.250	41.88	289,449.94
3643	1001762836	629	90.00	7.125	35.33	441,900.00
3644	1001762845	650	80.00	7.338	48.04	332,800.00
3645	1001762890	540	84.18	6.575	40.17	84,178.00
3646	1001762989	689	80.00	6.300	53.52	142,900.93
3647	1001763167	528	84.12	9.200	39.41	232,877.94
3648	1001763283	606	75.00	8.000	34.65	56,087.45
3649	1001763452	595	90.00	7.300	42.03	92,863.70
3650	1001763675	560	76.34	7.600	35.72	99,927.26
3651	1001763700	591	77.61	7.600	29.32	103,924.35
3652	1001763951	691	80.00	7.200	31.66	104,000.00
3653	1001763960	578	80.72	8.600	41.30	67,000.00
3654	1001764157	652	80.00	6.450	41.20	124,911.87
3655	1001764488	631	60.98	5.990	50.15	500,000.00
3656	1001764674	681	90.00	6.875	7.66	386,674.87
3657	1001764692	566	85.00	8.050	46.66	161,500.00
3658	1001764889	665	47.06	7.000	19.81	79,934.42
3659	1001765003	693	80.00	6.900	45.97	103,913.06
3660	1001765272	529	50.68	6.800	33.38	223,000.00
3661	1001765815	500	80.00	10.150	30.54	121,600.00
3662	1001766128	511	85.00	9.550	40.76	140,181.74
3663	1001766351	665	80.00	6.000	36.96	199,800.90
3664	1001766397	699	41.39	6.250	41.86	289,449.94
3665	1001766495	692	95.00	6.775	33.30	389,166.29
3666	1001766672	714	59.00	6.350	43.11	294,725.45
3667	1001766850	627	71.60	6.925	44.45	178,851.09
3668	1001766878	658	89.72	8.250	22.52	181,568.23
3669	1001766967	637	50.00	6.150	50.12	124,734.24
3670	1001767010	633	79.93	6.500	39.05	124,574.46

	A	B	C	D	E	F
3671	1001767109	661	66.10	7.150	40.50	90,931.02
3672	1001767136	647	80.00	6.400	41.23	287,734.54
3673	1001767172	592	80.00	7.350	49.81	232,000.00
3674	1001767216	534	51.84	8.850	51.81	96,890.71
3675	1001767537	715	75.21	6.200	36.62	181,825.64
3676	1001768019	578	47.87	6.850	26.23	146,000.00
3677	1001768046	610	90.00	6.550	32.80	143,871.08
3678	1001768055	789	45.45	6.350	28.47	200,000.00
3679	1001768082	645	47.50	7.150	21.42	285,000.00
3680	1001768171	711	80.00	6.975	49.84	116,000.00
3681	1001768251	624	71.95	6.000	17.16	312,688.41
3682	1001768359	584	68.18	8.400	47.85	135,000.00
3683	1001768705	658	49.78	5.990	51.47	313,282.22
3684	1001769134	561	59.39	7.100	39.00	98,000.00
3685	1001769152	603	95.00	8.250	46.74	128,250.00
3686	1001769492	617	95.00	8.100	35.97	80,696.91
3687	1001769526	743	85.00	6.490	49.16	159,655.26
3688	1001769731	706	80.00	7.650	42.11	148,800.00
3689	1001769848	554	68.32	7.450	51.41	179,000.00
3690	1001769884	784	95.00	8.600	28.27	66,500.00
3691	1001769893	678	71.97	7.588	33.80	95,000.00
3692	1001770024	642	80.00	7.000	30.12	125,497.05
3693	1001770159	699	66.67	6.600	49.49	100,000.00
3694	1001770186	513	80.00	8.550	45.86	99,940.04
3695	1001770202	567	80.00	7.400	31.64	137,495.82
3696	1001770462	664	90.00	6.750	41.09	477,000.00
3697	1001770612	582	79.01	6.575	39.74	320,000.00
3698	1001770676	634	64.14	6.050	30.38	92,908.30
3699	1001770738	649	90.00	8.900	31.87	67,500.00
3700	1001770907	550	58.39	7.700	38.06	80,000.00
3701	1001771167	622	64.76	7.850	27.51	102,000.00
3702	1001771238	598	80.00	7.775	46.63	61,200.00
3703	1001771336	604	48.54	6.500	42.64	250,000.00
3704	1001771354	730	70.41	6.125	23.65	86,515.83
3705	1001771425	581	54.82	8.600	21.26	93,750.00
3706	1001771666	719	70.78	5.990	46.12	54,312.44
3707	1001772111	518	38.53	7.300	38.22	131,000.00
3708	1001772120	604	90.00	7.100	42.79	151,200.00
3709	1001772228	682	58.82	5.990	42.30	50,000.00
3710	1001772399	613	44.29	7.150	43.59	154,876.66
3711	1001772549	663	53.29	5.990	54.36	231,572.80
3712	1001773049	701	64.04	5.990	51.16	364,635.95
3713	1001773076	606	66.18	7.925	20.06	56,250.00
3714	1001773209	625	90.00	7.950	39.09	553,124.83
3715	1001773414	745	59.58	5.990	48.11	286,000.00
3716	1001774253	603	80.26	6.450	49.11	304,721.59
3717	1001774592	594	51.36	6.750	40.64	169,853.63
3718	1001774725	613	80.00	6.750	42.51	159,782.31
3719	1001774832	649	76.88	6.650	32.22	66,500.00
3720	1001774896	692	80.00	5.990	42.49	472,000.00
3721	1001775225	586	53.16	6.990	31.57	100,917.05
3722	1001775421	623	63.41	6.250	44.60	259,753.30
3723	1001775528	653	95.00	7.600	22.93	85,500.00
3724	1001775635	617	62.35	6.750	42.56	265,000.00

	A	B	C	D	E	F
3725	1001776242	661	65.26	6.500	44.04	310,000.00
3726	1001776420	708	75.00	7.750	28.48	66,750.00
3727	1001776625	668	85.00	6.400	44.48	76,500.00
3728	1001776723	626	70.76	6.450	46.45	194,200.81
3729	1001776732	656	55.34	5.990	33.16	284,382.44
3730	1001776803	568	74.42	7.250	17.20	160,000.00
3731	1001777483	694	54.58	5.990	37.76	334,000.00
3732	1001777508	618	77.01	7.500	42.96	66,950.28
3733	1001778106	633	80.00	7.150	37.68	104,716.61
3734	1001778222	626	74.25	6.540	40.04	296,733.59
3735	1001778240	637	94.92	8.950	49.78	56,000.00
3736	1001778320	588	81.40	7.600	46.48	70,000.00
3737	1001778384	624	45.07	6.250	45.97	159,461.46
3738	1001778473	685	80.00	6.150	42.89	268,000.00
3739	1001778598	681	80.00	7.300	48.44	174,984.74
3740	1001778669	730	66.43	6.500	43.87	475,000.00
3741	1001778856	593	79.57	6.950	48.52	374,000.00
3742	1001779034	540	55.17	6.550	41.05	159,856.76
3743	1001779043	702	42.55	6.650	36.33	100,000.00
3744	1001779150	545	67.33	8.950	43.97	68,000.00
3745	1001779436	607	80.00	5.990	20.31	128,000.00
3746	1001779631	626	55.00	6.100	54.15	228,250.00
3747	1001779793	618	62.86	5.990	38.87	110,000.00
3748	1001780237	644	58.51	5.990	47.69	274,404.11
3749	1001780255	621	80.00	7.550	31.62	106,241.88
3750	1001780273	608	80.00	6.475	46.05	60,000.00
3751	1001780326	669	73.33	6.750	33.09	153,867.41
3752	1001780353	638	90.00	7.400	44.34	80,938.67
3753	1001780479	683	64.06	6.150	28.35	142,719.82
3754	1001780549	532	73.37	7.900	44.59	135,000.00
3755	1001780709	537	85.00	9.700	26.48	66,948.42
3756	1001780987	809	42.61	6.750	45.74	98,000.00
3757	1001781003	526	84.96	8.250	37.52	95,938.78
3758	1001781183	676	86.84	6.300	45.37	247,500.00
3759	1001781370	625	87.50	6.500	48.50	139,873.44
3760	1001781414	726	90.00	7.750	49.64	85,439.66
3761	1001781423	669	83.08	6.800	49.55	162,000.00
3762	1001781557	639	74.63	6.600	50.09	298,500.00
3763	1001781619	713	74.94	6.950	27.28	101,082.43
3764	1001781673	657	29.70	5.990	50.15	148,500.00
3765	1001781682	720	74.91	6.675	34.29	411,640.03
3766	1001781824	609	85.00	8.125	27.76	78,200.00
3767	1001781833	611	68.04	6.740	44.23	442,250.00
3768	1001781888	611	49.41	5.990	44.10	209,790.54
3769	1001781904	531	49.28	6.750	50.85	169,853.63
3770	1001782002	714	80.00	5.900	45.76	519,200.00
3771	1001782146	558	51.69	7.300	46.58	199,000.00
3772	1001782235	617	80.00	7.100	46.14	82,880.00
3773	1001782351	564	32.03	7.950	42.99	102,500.00
3774	1001782379	648	32.56	7.750	42.60	126,624.79
3775	1001782486	708	80.00	7.990	47.31	387,739.13
3776	1001782529	659	80.00	7.600	46.04	148,691.76
3777	1001782645	658	75.00	6.950	51.43	93,750.00
3778	1001782798	634	80.00	7.000	49.98	240,000.00

	A	B	C	D	E	F
3779	1001782921	603	77.91	6.100	52.67	133,869.13
3780	1001783145	658	90.00	6.300	36.69	434,291.50
3781	1001783154	561	74.32	9.325	42.62	55,000.00
3782	1001783519	556	38.81	7.550	31.44	130,000.00
3783	1001783537	608	85.00	7.500	39.79	97,677.46
3784	1001783608	696	75.00	6.800	25.87	94,500.00
3785	1001783868	759	80.00	6.950	44.96	332,000.00
3786	1001783939	665	68.37	6.300	51.79	234,279.63
3787	1001783966	551	47.89	8.263	48.13	72,753.70
3788	1001783993	606	55.26	5.750	44.38	209,780.75
3789	1001784206	547	75.00	8.500	43.98	110,932.76
3790	1001784251	622	79.19	6.525	44.96	292,736.41
3791	1001784279	610	80.00	8.600	43.27	67,892.90
3792	1001784368	644	40.33	6.150	14.41	147,856.84
3793	1001784411	594	71.03	5.990	54.95	219,980.37
3794	1001785232	656	74.66	6.800	38.13	164,859.32
3795	1001785535	607	59.87	6.650	43.99	180,800.00
3796	1001785562	553	90.00	8.850	39.72	76,500.00
3797	1001785697	702	70.00	6.750	37.77	490,000.00
3798	1001785795	643	74.39	5.990	51.34	398,000.00
3799	1001785848	602	48.35	6.575	49.11	219,804.00
3800	1001786115	612	60.60	6.900	29.98	81,132.12
3801	1001786339	561	65.00	6.650	52.54	224,053.11
3802	1001786598	683	55.36	6.150	15.12	155,000.00
3803	1001786687	593	62.50	6.300	51.61	325,000.00
3804	1001786712	621	26.33	6.200	49.61	153,000.00
3805	1001786767	545	66.67	7.650	39.15	180,000.00
3806	1001787016	571	60.98	8.425	39.57	50,000.00
3807	1001787356	658	84.15	6.750	32.35	153,867.41
3808	1001787604	647	95.00	7.150	38.63	129,097.19
3809	1001787748	609	90.00	9.550	48.72	50,015.64
3810	1001787784	627	90.00	6.300	49.99	129,600.00
3811	1001787800	630	71.88	7.200	51.46	91,927.51
3812	1001787891	693	80.00	6.150	49.56	360,000.00
3813	1001788042	596	73.08	6.600	44.46	95,000.00
3814	1001788122	584	69.87	8.100	52.87	160,000.00
3815	1001788596	559	81.00	7.550	50.09	225,833.95
3816	1001788783	654	90.00	5.990	41.88	144,000.00
3817	1001789005	636	80.00	7.650	48.12	112,000.00
3818	1001789345	526	75.00	7.050	51.97	99,750.00
3819	1001789489	614	67.02	6.350	43.33	314,706.83
3820	1001789522	720	65.00	6.875	54.84	146,250.00
3821	1001789568	592	72.53	6.150	36.76	271,736.90
3822	1001790100	584	79.07	6.500	47.33	136,000.00
3823	1001790477	684	80.00	6.200	35.59	160,645.95
3824	1001791109	631	75.00	6.200	41.03	337,176.67
3825	1001791252	679	62.60	6.200	34.20	156,350.07
3826	1001791449	611	78.91	5.990	46.17	346,853.70
3827	1001791680	674	81.12	7.275	45.02	116,000.00
3828	1001791813	557	90.00	8.100	45.62	121,420.12
3829	1001791939	701	90.00	8.825	48.23	90,000.00
3830	1001791957	643	70.91	5.990	44.36	194,805.50
3831	1001792233	626	79.29	6.500	48.29	111,000.00
3832	1001792242	704	67.80	6.200	36.52	199,808.40

	A	B	C	D	E	F
3833	1001792402	620	85.00	7.550	35.39	95,200.00
3834	1001792769	679	68.25	6.275	20.57	330,687.45
3835	1001793036	609	80.00	7.735	43.74	92,000.00
3836	1001793063	575	79.94	7.350	43.25	171,737.04
3837	1001793170	673	100.00	6.500	47.72	224,796.60
3838	1001793349	620	70.00	7.000	43.61	85,400.00
3839	1001793376	595	50.58	6.400	39.98	348,279.79
3840	1001793731	596	67.41	6.950	49.02	272,774.01
3841	1001793848	692	80.00	6.650	49.84	159,859.52
3842	1001793893	647	45.56	6.250	34.47	204,805.49
3843	1001794295	587	80.00	7.950	33.84	124,000.00
3844	1001794909	610	81.69	7.150	50.68	125,703.89
3845	1001795132	662	77.50	6.150	46.37	162,750.00
3846	1001795203	616	61.99	7.400	25.40	107,168.80
3847	1001795221	662	80.00	5.990	44.46	327,672.85
3848	1001795267	660	32.82	5.990	34.87	107,000.00
3849	1001795383	552	69.72	6.990	42.11	373,000.00
3850	1001795481	600	85.00	8.000	14.36	79,900.00
3851	1001795631	557	61.25	6.950	31.70	219,717.96
3852	1001795686	552	74.57	6.990	42.11	343,000.00
3853	1001795800	599	65.00	6.250	37.58	487,037.44
3854	1001796024	644	80.00	6.300	44.36	195,815.81
3855	1001796649	630	80.00	7.850	18.40	108,724.74
3856	1001796774	622	77.88	6.900	45.40	173,887.91
3857	1001796934	818	48.62	5.990	24.64	158,000.00
3858	1001797265	621	78.89	6.100	37.52	355,000.00
3859	1001797354	610	70.00	6.990	36.73	217,000.00
3860	1001797363	625	90.00	7.300	46.59	85,433.96
3861	1001797504	641	81.88	7.000	38.47	131,000.00
3862	1001797513	686	80.00	6.400	37.84	97,600.00
3863	1001797648	609	90.00	7.350	48.41	99,000.00
3864	1001797666	609	65.17	6.150	46.28	290,000.00
3865	1001798013	557	60.34	7.500	16.16	174,870.12
3866	1001798077	655	90.00	7.800	49.49	56,660.38
3867	1001798102	632	82.74	8.050	49.21	167,678.55
3868	1001798415	580	75.00	6.500	41.77	148,365.75
3869	1001798488	591	53.08	6.375	46.50	137,714.36
3870	1001798521	767	80.00	5.990	43.77	524,000.00
3871	1001798718	627	90.00	7.990	49.21	99,000.00
3872	1001798754	642	79.38	6.500	36.32	253,770.38
3873	1001798816	713	90.00	7.700	43.00	387,900.00
3874	1001798941	605	42.22	6.750	42.31	95,000.00
3875	1001798978	612	90.00	6.650	42.80	328,500.00
3876	1001799441	642	90.00	9.700	37.46	68,850.00
3877	1001799600	623	90.00	6.850	39.76	195,367.33
3878	1001799717	579	72.68	8.200	35.16	265,828.64
3879	1001800439	564	85.00	7.950	34.47	125,714.73
3880	1001800910	511	77.24	8.800	21.24	112,000.00
3881	1001801205	623	90.00	6.550	48.91	173,544.49
3882	1001801385	598	90.00	9.200	38.90	82,044.00
3883	1001801410	696	48.86	6.400	46.46	255,970.68
3884	1001801465	551	85.00	7.500	46.65	124,007.90
3885	1001801517	614	75.00	7.000	35.27	124,500.00
3886	1001801580	627	80.00	5.990	49.81	199,800.52

	A	B	C	D	E	F
3887	1001801688	560	73.33	8.650	54.49	143,000.00
3888	1001801740	654	90.00	9.950	14.28	50,277.84
3889	1001801857	624	85.00	5.990	20.88	501,500.00
3890	1001801900	520	70.99	9.300	32.70	57,500.00
3891	1001802188	646	85.00	7.550	34.90	199,750.00
3892	1001802204	549	60.98	7.550	39.70	249,816.31
3893	1001802268	557	68.57	7.550	35.70	120,000.00
3894	1001802525	564	47.06	6.750	21.33	200,000.00
3895	1001802561	587	70.00	6.400	46.56	209,806.44
3896	1001802641	602	80.00	6.100	48.90	208,000.00
3897	1001802856	640	90.00	6.990	37.25	63,000.00
3898	1001802963	713	81.29	6.750	43.87	252,000.00
3899	1001803016	657	47.44	5.990	47.79	204,000.00
3900	1001803882	670	65.00	5.750	52.59	441,538.52
3901	1001803962	585	59.50	6.500	34.74	237,784.84
3902	1001804159	689	85.00	6.700	21.56	242,039.38
3903	1001804630	645	90.00	6.800	33.60	278,762.13
3904	1001804685	607	58.71	6.300	33.24	182,000.00
3905	1001804738	629	80.00	7.900	31.42	84,400.00
3906	1001804952	677	73.94	6.350	49.65	399,627.72
3907	1001804970	748	73.00	6.000	41.26	350,051.17
3908	1001805103	520	75.00	10.550	32.63	51,750.00
3909	1001805498	706	54.55	5.990	42.06	119,880.31
3910	1001805504	664	33.75	5.990	39.88	107,892.28
3911	1001805808	602	93.83	6.990	53.20	132,300.00
3912	1001806317	619	85.00	6.200	44.32	365,500.00
3913	1001806344	716	80.00	7.900	40.39	168,000.00
3914	1001806380	600	95.00	7.650	35.23	133,000.00
3915	1001806442	557	90.00	9.850	31.50	54,900.00
3916	1001806488	612	69.71	6.350	40.94	122,000.00
3917	1001806567	529	85.00	9.750	36.47	71,825.00
3918	1001806610	626	54.84	6.750	31.30	84,926.82
3919	1001806638	624	80.00	7.750	39.70	145,600.00
3920	1001806923	640	89.93	7.050	47.93	157,244.43
3921	1001806969	654	52.66	6.500	40.03	247,500.00
3922	1001806978	644	90.00	8.125	32.62	85,444.07
3923	1001806987	595	70.00	5.990	47.75	297,500.00
3924	1001807227	663	87.13	7.850	30.00	88,000.00
3925	1001807352	712	93.26	6.150	49.93	394,118.41
3926	1001807487	663	69.74	6.150	17.32	132,371.84
3927	1001807664	574	64.44	5.990	52.82	290,000.00
3928	1001807673	570	85.00	5.990	37.91	77,350.00
3929	1001807824	563	78.10	6.300	25.45	238,775.41
3930	1001807879	630	67.50	6.700	34.93	270,000.00
3931	1001807897	576	67.73	6.900	43.82	119,100.35
3932	1001807904	558	58.37	7.200	51.84	143,000.00
3933	1001807940	560	70.00	7.500	53.15	150,500.00
3934	1001808217	589	45.73	6.000	52.84	150,000.00
3935	1001808315	634	54.38	5.990	39.35	86,913.23
3936	1001808413	672	80.00	6.700	21.76	120,000.00
3937	1001808510	614	90.00	8.650	16.06	129,600.00
3938	1001808547	557	85.79	8.375	43.35	238,500.00
3939	1001808565	653	78.26	7.050	36.02	126,000.00
3940	1001808574	673	70.00	7.300	40.52	490,000.00

	A	B	C	D	E	F
3941	1001808869	530	85.00	8.200	32.63	68,000.00
3942	1001808930	605	66.47	7.600	35.92	111,000.00
3943	1001809029	585	80.00	7.600	39.33	208,000.00
3944	1001809216	587	85.00	9.163	39.80	118,937.17
3945	1001809653	550	56.41	7.550	38.09	110,000.00
3946	1001809724	611	80.00	7.850	43.87	127,920.00
3947	1001809911	507	55.46	9.300	21.71	72,100.00
3948	1001809957	650	80.00	6.550	25.88	65,600.00
3949	1001809993	669	80.00	8.400	41.58	146,309.47
3950	1001810151	512	43.64	8.400	46.97	120,000.00
3951	1001810179	633	74.44	6.500	33.15	134,000.00
3952	1001810188	752	100.00	10.100	39.69	86,500.00
3953	1001810776	654	48.60	6.250	49.06	243,000.00
3954	1001810981	615	90.00	5.990	49.03	269,730.70
3955	1001811230	610	85.00	5.990	46.13	382,500.00
3956	1001811374	592	75.70	7.100	45.16	190,000.00
3957	1001811481	675	75.65	6.000	48.91	435,000.00
3958	1001811739	685	90.00	5.990	48.68	320,979.53
3959	1001811775	559	79.62	7.650	48.87	207,000.00
3960	1001812033	643	65.00	6.000	54.71	221,000.00
3961	1001812300	614	58.83	6.150	25.27	118,135.62
3962	1001812382	658	67.80	6.900	31.32	138,883.80
3963	1001812532	536	80.00	8.850	43.45	64,000.00
3964	1001812612	625	61.79	5.990	47.32	166,667.03
3965	1001812729	561	80.00	8.900	36.71	65,600.00
3966	1001812738	686	80.00	7.875	46.76	102,119.00
3967	1001812792	620	72.27	6.450	47.11	79,500.00
3968	1001812827	606	80.00	6.100	45.43	160,000.00
3969	1001813014	615	75.00	6.800	46.07	124,100.33
3970	1001813176	687	41.86	6.100	44.21	89,693.16
3971	1001813461	605	90.00	7.300	29.71	78,300.00
3972	1001813648	632	80.00	6.750	23.77	100,000.00
3973	1001813773	528	53.23	6.500	53.48	197,821.01
3974	1001813782	643	86.91	8.172	41.24	156,000.00
3975	1001813988	643	66.67	6.250	40.75	189,819.72
3976	1001813997	604	80.86	6.990	48.08	149,600.00
3977	1001814022	714	66.67	6.750	49.24	260,000.00
3978	1001814139	570	63.95	6.300	49.25	110,000.00
3979	1001814344	674	84.81	6.800	45.57	229,000.00
3980	1001815101	594	75.00	6.990	39.32	170,110.17
3981	1001815209	754	80.00	6.900	34.82	108,720.00
3982	1001815432	708	80.00	6.490	47.97	124,000.00
3983	1001815469	628	63.64	7.875	54.82	175,000.00
3984	1001815593	683	70.00	6.750	43.18	315,000.00
3985	1001815744	601	44.07	6.900	43.38	260,000.00
3986	1001815806	780	70.11	6.875	37.31	326,000.00
3987	1001816119	670	56.00	5.990	31.91	112,000.00
3988	1001816217	622	47.50	5.990	41.00	113,607.67
3989	1001816226	606	95.00	8.950	31.43	123,431.84
3990	1001816253	717	37.83	6.990	27.07	86,928.55
3991	1001816501	640	65.00	6.150	48.23	142,861.68
3992	1001816592	706	68.80	5.990	33.99	257,742.67
3993	1001816636	590	70.00	6.850	46.65	154,000.00
3994	1001816850	525	75.40	9.475	44.82	95,000.00

	A	B	C	D	E	F
3995	1001816887	621	95.00	8.350	44.61	194,628.33
3996	1001816912	696	80.00	7.000	48.72	141,483.93
3997	1001816930	591	80.00	6.400	40.02	253,366.25
3998	1001817092	710	38.56	5.990	47.83	155,000.00
3999	1001817207	581	85.00	7.925	41.17	68,000.00
4000	1001817617	557	65.79	8.300	24.31	50,000.00
4001	1001817760	607	80.00	6.500	44.54	310,000.00
4002	1001817822	661	75.00	6.675	22.90	359,685.47
4003	1001817886	603	85.00	6.250	47.76	143,650.00
4004	1001818386	614	90.00	8.000	48.70	115,122.70
4005	1001818493	649	82.88	7.250	33.55	66,300.00
4006	1001818769	663	49.57	7.325	35.90	284,780.97
4007	1001818858	546	62.22	8.650	23.88	112,000.00
4008	1001819438	519	76.00	8.200	46.76	190,000.00
4009	1001819447	616	72.83	6.850	31.86	185,000.00
4010	1001819465	578	79.63	6.900	43.01	172,000.00
4011	1001819492	619	80.00	6.600	32.27	471,581.53
4012	1001819599	703	65.40	6.880	38.64	206,000.00
4013	1001819624	623	80.00	6.900	33.09	171,456.54
4014	1001819768	674	71.92	6.100	31.20	93,300.02
4015	1001819786	624	80.00	7.900	42.09	55,920.00
4016	1001819839	602	79.93	6.600	24.17	77,861.76
4017	1001820122	621	77.39	6.400	47.52	177,835.93
4018	1001820177	655	64.86	6.750	41.37	119,896.68
4019	1001820319	617	90.00	9.200	32.56	135,900.00
4020	1001820346	731	74.65	6.950	39.44	158,868.38
4021	1001820480	620	79.64	6.650	49.09	111,500.00
4022	1001820765	631	90.00	6.990	44.39	279,000.00
4023	1001820827	611	71.83	6.250	53.25	254,141.70
4024	1001821176	603	90.00	7.850	45.53	172,800.00
4025	1001821265	675	53.06	6.400	43.72	130,000.00
4026	1001821513	529	65.91	9.225	48.01	145,000.00
4027	1001821871	524	60.00	7.990	54.60	209,858.81
4028	1001822157	656	85.00	8.900	38.89	123,250.00
4029	1001822371	573	70.39	8.350	36.05	252,000.00
4030	1001822488	713	84.76	7.300	39.81	316,755.16
4031	1001822825	556	62.15	7.450	44.50	225,000.00
4032	1001822870	651	73.39	6.450	35.11	194,298.48
4033	1001822898	576	85.00	10.300	46.58	53,550.00
4034	1001822987	611	63.91	6.250	29.83	147,000.00
4035	1001823334	613	80.00	6.600	51.32	240,000.00
4036	1001823469	637	64.59	6.350	39.00	352,000.00
4037	1001823566	625	93.66	8.500	48.12	191,883.69
4038	1001823913	587	85.00	6.900	39.74	284,511.95
4039	1001824280	567	70.00	7.000	41.43	143,382.37
4040	1001824315	630	75.00	5.990	36.31	397,500.00
4041	1001824618	609	58.03	5.990	35.25	177,000.00
4042	1001824627	594	60.27	7.000	35.84	226,000.00
4043	1001824967	551	19.44	7.700	25.79	100,000.00
4044	1001825289	683	95.00	7.900	48.13	87,400.00
4045	1001825500	666	88.89	5.750	32.32	400,000.00
4046	1001825519	763	19.00	5.800	30.75	76,000.00
4047	1001825608	532	90.00	6.250	49.48	209,700.00
4048	1001825680	673	80.00	6.750	43.48	316,000.00

	A	B	C	D	E	F
4049	1001825868	668	82.22	6.000	49.65	517,484.33
4050	1001825877	719	84.00	6.300	46.16	356,664.52
4051	1001825993	708	83.42	5.990	45.55	332,000.00
4052	1001826028	613	69.77	5.990	46.93	600,000.00
4053	1001826108	672	80.00	6.125	40.25	302,106.09
4054	1001826180	585	63.50	6.000	29.31	126,873.57
4055	1001826331	608	53.85	7.250	31.32	140,000.00
4056	1001826484	629	75.00	6.450	36.08	157,356.23
4057	1001826493	718	62.76	5.990	53.23	272,727.71
4058	1001826554	761	75.57	6.000	37.43	264,500.00
4059	1001826705	598	84.88	6.750	45.15	312,800.00
4060	1001826787	587	75.00	7.125	20.45	56,250.00
4061	1001826938	694	80.00	7.400	26.36	65,550.33
4062	1001827018	665	79.00	5.990	47.34	395,000.00
4063	1001827161	511	85.00	9.000	53.58	79,050.00
4064	1001827358	718	80.00	7.150	38.15	102,400.00
4065	1001827438	625	61.11	6.550	27.67	55,000.00
4066	1001827571	644	84.94	7.950	39.67	161,281.14
4067	1001827740	650	95.00	7.900	36.49	379,735.81
4068	1001827768	537	75.00	9.975	17.33	66,000.00
4069	1001827777	620	79.51	6.200	46.91	241,987.48
4070	1001827964	551	83.33	7.950	50.93	99,932.22
4071	1001828115	593	60.00	7.500	38.39	138,000.00
4072	1001828222	509	75.00	8.250	35.98	102,675.00
4073	1001828277	502	85.00	9.925	22.75	85,000.00
4074	1001828384	664	80.00	7.275	49.45	50,000.00
4075	1001828623	595	72.25	8.100	40.88	163,892.17
4076	1001828954	556	75.00	8.550	54.32	78,750.00
4077	1001829294	682	66.89	6.400	37.31	99,000.00
4078	1001829365	596	95.00	7.650	37.27	152,000.00
4079	1001829383	565	70.00	6.900	37.11	174,853.70
4080	1001829551	603	81.43	7.350	42.63	114,000.00
4081	1001829622	596	75.92	7.250	33.30	290,000.00
4082	1001830120	561	64.79	6.250	42.24	230,000.00
4083	1001830415	705	62.80	5.990	23.26	260,000.00
4084	1001831012	613	77.50	5.990	39.53	310,000.00
4085	1001831218	524	75.00	7.750	45.37	322,500.00
4086	1001831682	690	80.00	7.750	40.98	180,000.00
4087	1001832002	610	71.23	6.150	53.77	260,000.00
4088	1001832093	628	66.14	6.650	44.43	277,800.00
4089	1001832468	585	57.88	5.990	50.96	245,754.64
4090	1001832510	547	45.00	7.550	54.32	135,000.00
4091	1001832547	530	75.00	7.700	51.45	161,135.04
4092	1001832672	611	67.97	5.990	51.28	268,229.20
4093	1001833261	644	80.00	5.990	27.03	284,000.00
4094	1001833519	665	80.00	5.990	30.97	100,000.00
4095	1001833788	694	82.76	6.000	44.72	360,000.00
4096	1001833911	660	80.00	6.900	44.84	114,221.00
4097	1001834091	652	89.19	5.990	49.16	432,136.67
4098	1001834386	620	80.00	6.850	39.02	383,200.00
4099	1001834439	630	80.00	6.650	34.70	204,000.00
4100	1001835090	662	64.29	5.990	53.09	161,838.42
4101	1001835232	618	66.51	6.750	35.95	142,876.88
4102	1001835296	628	86.82	7.850	29.85	73,800.00

	A	B	C	D	E	F
4103	1001835312	613	85.00	7.100	48.65	229,500.00
4104	1001835474	602	85.00	6.950	45.74	125,800.00
4105	1001835599	701	71.59	5.990	36.75	315,000.00
4106	1001835786	627	54.95	6.750	51.21	250,000.00
4107	1001835820	759	48.68	6.100	21.87	413,800.00
4108	1001836080	565	74.24	7.050	34.30	245,000.00
4109	1001836231	628	64.25	6.850	34.55	231,300.00
4110	1001836311	731	61.22	5.990	50.90	449,551.17
4111	1001836516	648	83.28	5.990	23.09	241,500.00
4112	1001836561	659	50.87	6.250	54.94	292,500.00
4113	1001836810	701	85.00	6.250	35.39	304,300.00
4114	1001836883	596	69.29	6.500	52.25	440,000.00
4115	1001836918	679	80.00	8.550	45.54	139,916.06
4116	1001837481	520	75.00	8.990	41.24	375,000.00
4117	1001837588	665	80.00	6.250	38.92	148,000.00
4118	1001837837	620	79.92	6.400	43.02	101,500.00
4119	1001837855	661	95.00	8.100	40.92	60,325.00
4120	1001837944	630	85.00	6.780	40.59	147,050.00
4121	1001837953	620	51.40	6.775	53.36	55,000.00
4122	1001838079	601	74.78	6.700	48.56	258,000.00
4123	1001838186	718	46.23	6.500	39.60	190,000.00
4124	1001838211	721	86.62	6.150	43.78	369,000.00
4125	1001838275	594	26.15	9.000	33.83	51,000.00
4126	1001838523	531	75.00	8.950	44.34	84,750.00
4127	1001838612	674	78.90	6.450	47.02	214,600.00
4128	1001838907	633	80.00	5.990	53.14	96,000.00
4129	1001838943	630	80.00	7.850	38.36	196,800.00
4130	1001839210	671	77.67	6.775	47.32	319,725.83
4131	1001839247	640	82.09	6.950	43.43	361,200.00
4132	1001839265	566	49.48	6.650	42.71	240,000.00
4133	1001839489	622	67.41	7.600	36.56	91,000.00
4134	1001839862	622	80.00	7.250	43.73	132,770.00
4135	1001839951	607	90.16	8.100	32.02	54,907.78
4136	1001840137	642	90.00	6.990	43.54	236,700.00
4137	1001840315	563	84.93	7.650	35.98	86,200.00
4138	1001840565	643	73.33	7.700	49.78	110,000.00
4139	1001840618	585	74.23	8.000	25.58	91,300.00
4140	1001840654	650	68.00	6.700	30.28	340,000.00
4141	1001840994	638	75.00	6.900	29.13	91,125.00
4142	1001841332	539	55.56	7.250	43.40	249,804.98
4143	1001841412	626	90.00	6.400	49.91	133,077.23
4144	1001841920	574	72.69	7.150	28.06	165,000.00
4145	1001842135	659	64.38	6.400	30.04	103,000.00
4146	1001842297	691	65.00	6.350	36.14	318,203.58
4147	1001842359	569	70.00	6.400	32.47	213,500.00
4148	1001842439	668	84.55	6.900	48.68	102,300.00
4149	1001842705	505	84.21	9.250	49.35	112,000.00
4150	1001843198	745	52.63	5.990	45.95	269,730.70
4151	1001843303	654	39.80	6.150	54.20	159,845.23
4152	1001843401	545	75.00	8.600	34.85	194,884.28
4153	1001843544	761	78.66	5.990	42.02	304,429.00
4154	1001843624	671	90.00	6.700	48.70	252,000.00
4155	1001844115	562	57.87	6.700	23.73	136,000.00
4156	1001844142	667	78.57	6.500	46.39	274,751.40

	A	B	C	D	E	F
4157	1001844277	578	90.00	7.450	49.90	84,600.00
4158	1001844366	534	75.00	12.050	22.64	50,985.57
4159	1001844375	661	79.93	6.375	47.75	233,167.48
4160	1001844482	688	22.18	5.925	33.76	122,000.00
4161	1001844525	651	80.00	7.750	37.90	96,880.00
4162	1001844669	757	75.00	7.750	12.55	65,250.00
4163	1001844678	622	79.00	5.990	41.19	316,000.00
4164	1001844703	727	90.00	6.750	43.95	279,000.00
4165	1001845338	571	55.53	7.950	28.02	99,832.29
4166	1001845392	638	80.00	6.750	48.20	308,000.00
4167	1001845560	569	71.13	5.990	46.28	490,800.00
4168	1001845828	600	85.00	7.050	48.24	348,500.00
4169	1001845882	761	53.96	6.250	36.75	375,000.00
4170	1001846266	607	68.35	6.200	42.92	269,741.33
4171	1001846382	732	85.00	5.990	44.25	323,000.00
4172	1001846907	517	72.50	9.050	48.12	72,500.00
4173	1001846943	611	76.44	6.800	35.47	265,250.00
4174	1001847283	672	80.00	7.750	37.59	152,000.00
4175	1001847906	598	88.00	7.600	15.16	88,000.00
4176	1001848273	554	83.55	7.100	49.87	129,500.00
4177	1001848825	500	79.94	9.575	39.46	206,250.00
4178	1001848978	561	80.00	10.600	46.63	54,400.00
4179	1001849263	594	80.00	8.100	35.15	142,945.95
4180	1001850036	604	80.00	7.875	35.19	276,000.00
4181	1001850125	619	74.89	8.150	37.35	176,000.00
4182	1001850704	631	89.87	7.250	45.84	284,000.00
4183	1001850777	609	74.42	7.750	38.59	160,000.00
4184	1001850964	552	85.00	7.990	37.39	161,500.00
4185	1001851687	509	85.00	9.100	44.30	102,000.00
4186	1001851703	592	79.89	5.990	49.83	287,600.00
4187	1001851963	606	85.00	8.000	38.26	267,750.00
4188	1001852613	610	82.86	6.990	46.91	435,000.00
4189	1001853364	661	100.00	8.200	47.45	84,700.00
4190	1001853792	611	80.00	9.850	22.60	72,800.00
4191	1001853890	682	95.00	7.900	37.65	199,500.00
4192	1001854103	575	80.00	8.475	45.51	128,721.57
4193	1001854443	666	80.00	6.875	42.81	256,000.00
4194	1001854933	604	87.50	7.450	40.69	140,000.00
4195	1001855148	577	90.00	8.650	49.98	61,650.00
4196	1001855166	592	74.88	6.400	37.20	161,000.00
4197	1001855255	595	71.43	8.200	22.77	50,000.00
4198	1001855326	542	55.56	6.900	37.61	149,874.60
4199	1001855610	674	60.24	6.600	16.65	50,000.00
4200	1001855825	545	80.00	7.850	49.99	114,600.00
4201	1001855978	666	90.00	7.550	34.79	177,300.00
4202	1001856147	635	73.74	8.150	21.02	73,000.00
4203	1001856165	649	83.42	6.850	29.50	262,556.11
4204	1001856343	604	85.00	6.950	30.16	174,250.00
4205	1001856584	522	14.97	9.250	23.09	50,000.00
4206	1001856682	644	65.00	5.850	45.28	130,000.00
4207	1001856851	641	80.00	6.500	45.55	260,000.00
4208	1001856897	649	67.57	6.990	51.14	250,000.00
4209	1001857565	630	79.92	5.990	38.55	82,235.71
4210	1001857609	665	80.00	6.990	47.46	94,960.00

	A	B	C	D	E	F
4211	1001857976	519	70.00	7.750	47.37	97,300.00
4212	1001858038	637	80.00	6.400	49.39	248,000.00
4213	1001858118	566	46.91	7.650	48.67	190,000.00
4214	1001858225	673	66.95	6.050	49.21	395,000.00
4215	1001858421	542	65.00	7.950	52.96	191,750.00
4216	1001858626	630	72.87	6.450	35.74	238,781.83
4217	1001858644	552	63.03	7.200	42.50	208,000.00
4218	1001858957	595	70.46	6.150	29.83	539,000.00
4219	1001859279	541	84.93	7.300	46.65	169,737.50
4220	1001859938	571	73.00	7.350	54.50	109,500.00
4221	1001860043	567	37.50	8.450	23.04	60,000.00
4222	1001860141	586	71.43	6.500	51.58	275,000.00
4223	1001860203	636	83.00	7.600	34.73	170,980.00
4224	1001860329	620	80.00	8.850	44.89	180,800.00
4225	1001860436	540	73.39	7.750	50.70	216,500.00
4226	1001860677	535	70.00	9.450	2.78	66,500.00
4227	1001861257	545	80.00	7.900	28.28	97,600.00
4228	1001861499	531	51.43	7.975	40.32	162,000.00
4229	1001861596	626	47.09	5.950	46.12	178,000.00
4230	1001862602	676	80.00	7.050	18.41	111,109.75
4231	1001862808	651	80.00	6.150	48.48	300,000.00
4232	1001862871	680	80.00	6.525	49.91	436,000.00
4233	1001862880	661	63.07	5.990	47.52	263,000.00
4234	1001863022	609	75.00	5.990	48.35	375,000.00
4235	1001863031	625	58.51	5.990	27.75	206,530.00
4236	1001863344	666	77.65	5.990	38.68	198,000.00
4237	1001863629	653	65.50	5.990	25.00	262,000.00
4238	1001863772	542	60.76	6.750	47.51	240,000.00
4239	1001864076	688	37.78	7.000	45.44	340,000.00
4240	1001865011	745	66.92	6.000	47.33	87,000.00
4241	1001865020	602	60.61	5.990	52.12	300,000.00
4242	1001865538	621	80.00	7.750	32.14	156,000.00
4243	1001865681	645	50.13	6.200	40.26	375,000.00
4244	1001865850	506	90.00	8.750	47.50	66,600.00
4245	1001866118	532	72.69	6.800	49.14	165,000.00
4246	1001866225	558	90.00	7.850	48.88	166,500.00
4247	1001866305	637	84.41	7.775	44.17	248,825.14
4248	1001866369	537	90.00	9.600	45.13	82,800.00
4249	1001866733	633	58.82	8.750	40.42	100,000.00
4250	1001866877	562	85.00	7.900	28.33	165,750.00
4251	1001866975	510	80.00	9.525	47.65	61,569.86
4252	1001867420	572	38.46	6.250	45.36	100,000.00
4253	1001867493	677	70.00	6.750	46.84	245,000.00
4254	1001867670	610	90.00	7.650	31.51	107,100.00
4255	1001868036	783	90.00	7.500	37.26	268,900.29
4256	1001868535	584	80.00	6.650	29.85	225,600.00
4257	1001868946	564	35.71	7.850	39.20	100,000.00
4258	1001869071	647	80.00	7.313	28.39	179,861.33
4259	1001869357	650	43.20	5.990	51.50	107,892.28
4260	1001869801	604	95.00	6.350	34.17	284,734.75
4261	1001869936	710	90.00	7.850	32.88	106,200.00
4262	1001870292	612	78.99	7.200	49.08	148,500.00
4263	1001870808	650	80.00	7.700	41.43	150,000.00
4264	1001870979	695	90.00	6.450	51.93	504,000.00

	A	B	C	D	E	F
4265	1001871638	628	95.00	7.500	41.30	294,500.00
4266	1001871656	680	90.00	6.000	31.77	130,500.00
4267	1001871941	641	88.27	6.700	33.87	143,000.00
4268	1001871969	647	66.50	6.625	36.56	130,000.00
4269	1001872432	603	88.63	6.850	32.07	226,000.00
4270	1001873404	626	95.00	8.750	44.44	156,750.00
4271	1001873422	624	65.22	6.550	41.45	150,000.00
4272	1001873556	600	61.64	6.300	35.19	233,000.00
4273	1001873627	519	42.40	13.600	42.50	60,000.00
4274	1001873798	686	80.00	5.875	25.89	404,000.00
4275	1001874109	643	75.00	6.100	37.20	525,000.00
4276	1001874225	634	57.45	6.050	36.94	134,866.89
4277	1001874298	536	85.00	9.300	46.17	68,000.00
4278	1001874412	672	90.00	7.450	52.36	139,500.00
4279	1001874528	636	75.00	6.550	42.80	65,625.00
4280	1001874760	512	71.68	7.950	54.75	124,000.00
4281	1001875082	582	65.00	6.850	37.47	110,500.00
4282	1001875117	624	90.00	8.800	48.02	378,000.00
4283	1001875313	672	80.00	6.350	49.00	362,390.00
4284	1001875536	672	80.00	8.250	40.59	143,908.18
4285	1001875572	617	72.48	6.250	46.12	395,000.00
4286	1001877008	722	90.00	6.750	47.35	429,300.00
4287	1001877222	601	50.70	9.050	42.70	180,000.00
4288	1001877482	661	83.77	5.990	38.95	444,000.00
4289	1001877623	677	74.47	6.250	54.62	350,000.00
4290	1001877936	567	78.13	9.400	30.35	50,000.00
4291	1001878098	655	95.00	8.650	42.96	60,800.00
4292	1001878310	610	80.00	6.250	36.28	248,000.00
4293	1001878374	525	53.08	7.700	44.41	69,000.00
4294	1001878622	630	74.74	7.250	38.03	213,000.00
4295	1001878659	626	80.88	7.600	50.73	146,400.00
4296	1001878668	586	53.81	7.650	45.69	113,000.00
4297	1001878748	575	77.27	7.538	37.37	255,000.00
4298	1001879006	789	80.00	5.990	34.76	210,640.00
4299	1001879186	593	90.00	9.800	37.87	324,000.00
4300	1001879471	627	90.00	5.990	40.92	359,640.93
4301	1001879747	598	44.12	6.400	43.60	104,651.10
4302	1001879934	580	85.00	6.850	27.99	139,400.00
4303	1001880227	519	80.00	9.900	45.25	264,000.00
4304	1001880263	526	60.98	7.250	38.11	125,000.00
4305	1001880398	627	80.00	7.550	28.77	303,200.00
4306	1001880478	650	80.00	7.900	47.67	134,400.00
4307	1001880511	679	85.00	6.550	26.58	344,250.00
4308	1001880904	711	24.26	7.250	18.78	65,500.00
4309	1001880959	645	74.69	6.550	41.94	183,000.00
4310	1001881173	601	81.60	7.250	37.84	117,500.00
4311	1001881226	643	75.00	6.900	47.36	114,000.00
4312	1001881235	634	77.54	7.750	39.06	50,400.00
4313	1001881583	727	74.05	6.325	43.16	448,000.00
4314	1001881627	574	51.28	6.100	39.97	200,000.00
4315	1001882190	595	85.00	5.990	48.61	258,991.42
4316	1001882225	598	51.47	6.950	46.83	175,000.00
4317	1001882270	624	84.91	6.050	43.77	467,000.00
4318	1001882859	565	90.00	7.990	30.09	103,500.00

	A	B	C	D	E	F
4319	1001882868	750	66.67	6.990	44.79	70,000.00
4320	1001883171	617	70.45	6.990	35.15	434,000.00
4321	1001883288	751	80.00	8.400	0.00	100,400.00
4322	1001883545	627	87.40	7.250	41.09	218,500.00
4323	1001883661	560	95.00	9.950	46.10	123,500.00
4324	1001884161	524	65.00	8.500	38.06	123,500.00
4325	1001884205	580	80.00	8.450	21.03	68,000.00
4326	1001884223	651	85.00	6.500	39.05	348,500.00
4327	1001884376	633	80.00	6.475	41.33	300,800.00
4328	1001884508	683	63.51	5.990	32.61	235,000.00
4329	1001884688	620	89.67	7.350	44.40	134,500.00
4330	1001884884	640	90.00	7.200	36.36	243,000.00
4331	1001885080	609	58.00	6.500	36.38	174,000.00
4332	1001885204	736	77.98	6.900	39.49	216,000.00
4333	1001885400	648	78.41	6.990	39.84	650,000.00
4334	1001885614	551	70.00	6.500	28.99	476,000.00
4335	1001885623	643	95.00	7.650	49.85	137,750.00
4336	1001885641	664	80.00	6.500	45.51	168,000.00
4337	1001885801	724	84.86	6.075	47.00	297,000.00
4338	1001885892	627	58.08	6.650	29.21	75,500.00
4339	1001886070	638	80.00	5.990	40.95	80,800.00
4340	1001886187	554	74.31	6.500	47.30	188,000.00
4341	1001886356	602	90.00	6.900	45.83	131,400.00
4342	1001886445	700	80.00	7.850	40.28	111,573.77
4343	1001886463	600	63.00	5.990	18.35	94,500.00
4344	1001886490	566	73.73	6.800	35.17	160,000.00
4345	1001886640	641	69.00	8.550	32.40	69,000.00
4346	1001886695	606	80.00	7.750	43.82	92,400.00
4347	1001886962	600	79.94	7.200	38.77	117,406.77
4348	1001887060	596	66.67	7.200	40.08	400,000.00
4349	1001887435	603	73.68	6.050	43.68	278,500.00
4350	1001887453	779	64.29	6.550	40.18	225,000.00
4351	1001887596	637	87.92	7.375	45.31	105,500.00
4352	1001887961	641	72.64	6.250	44.58	130,750.00
4353	1001888586	692	90.00	6.425	43.46	193,500.00
4354	1001888620	641	89.27	7.250	33.16	183,000.00
4355	1001888657	566	69.88	7.050	28.98	58,000.00
4356	1001889102	647	70.00	6.250	42.72	133,700.00
4357	1001889148	646	70.00	6.700	37.07	80,500.00
4358	1001889282	651	59.31	6.300	39.48	172,000.00
4359	1001889576	659	53.28	6.050	43.95	325,000.00
4360	1001889585	701	91.01	8.150	30.07	167,000.00
4361	1001890029	657	55.56	6.700	39.12	150,000.00
4362	1001890314	552	74.48	7.700	45.43	104,975.11
4363	1001890396	598	43.48	6.300	50.51	193,318.16
4364	1001890582	603	63.22	6.150	49.15	343,496.42
4365	1001890608	677	80.00	6.500	41.26	111,992.00
4366	1001890635	705	48.19	6.700	31.86	200,000.00
4367	1001890653	671	90.00	9.150	15.50	62,966.65
4368	1001890662	647	95.00	8.950	45.33	200,450.00
4369	1001890966	706	71.34	5.990	42.58	224,000.00
4370	1001891037	591	84.80	8.450	40.71	145,000.00
4371	1001891251	596	45.64	7.450	31.56	178,000.00
4372	1001891288	671	90.00	8.900	42.68	78,256.33

	A	B	C	D	E	F
4373	1001891625	567	90.00	7.850	52.74	157,500.00
4374	1001891652	642	85.00	6.500	33.57	335,750.00
4375	1001892072	671	90.00	9.150	41.37	64,765.70
4376	1001892134	677	74.94	6.350	32.32	637,000.00
4377	1001892401	558	76.64	6.900	49.68	164,000.00
4378	1001893393	650	85.00	9.500	34.07	119,000.00
4379	1001893446	679	80.00	5.990	45.81	188,400.00
4380	1001893650	591	80.00	8.250	34.93	84,800.00
4381	1001893847	683	84.99	7.675	28.53	110,400.00
4382	1001894123	642	51.18	6.000	34.97	173,000.00
4383	1001894524	642	74.00	6.650	34.52	296,000.00
4384	1001894631	654	76.39	5.990	40.78	205,500.00
4385	1001894659	628	80.00	9.100	39.09	100,000.00
4386	1001895266	533	31.46	7.800	45.55	75,500.00
4387	1001895293	738	80.00	6.200	49.52	132,000.00
4388	1001895685	712	85.00	5.990	42.86	454,750.00
4389	1001895701	604	80.00	7.300	38.90	102,800.00
4390	1001895827	680	95.00	7.150	46.96	251,750.00
4391	1001895961	577	89.17	10.100	31.97	53,500.00
4392	1001896416	584	43.29	7.000	23.27	100,000.00
4393	1001896577	598	80.00	7.250	34.85	88,000.00
4394	1001896611	632	80.00	6.950	33.99	230,400.00
4395	1001897656	550	73.35	6.750	52.24	245,000.00
4396	1001897969	640	90.00	6.300	45.69	472,500.00
4397	1001898067	663	80.00	7.250	46.97	244,000.00
4398	1001898156	563	66.67	7.200	21.52	88,000.00
4399	1001898281	623	80.00	6.700	39.32	180,000.00
4400	1001898307	547	85.00	10.000	44.83	65,450.00
4401	1001898655	729	79.66	6.650	40.96	188,000.00
4402	1001898708	595	95.00	9.638	44.39	66,500.00
4403	1001899084	586	80.00	6.050	45.28	456,000.00
4404	1001899342	617	32.30	6.200	42.14	125,000.00
4405	1001899468	645	62.71	5.990	23.84	185,000.00
4406	1001899823	565	79.25	7.750	34.65	210,000.00
4407	1001900081	613	67.39	5.990	13.78	374,000.00
4408	1001900116	548	59.47	6.300	21.89	113,000.00
4409	1001900410	689	80.00	6.175	40.38	500,000.00
4410	1001900456	683	42.44	6.450	53.60	146,000.00
4411	1001901071	691	95.00	7.990	48.30	313,500.00
4412	1001901776	629	80.00	7.000	35.80	99,918.03
4413	1001901847	641	66.95	7.200	44.46	79,000.00
4414	1001901856	639	69.95	6.300	51.74	135,000.00
4415	1001901883	548	42.19	7.800	22.54	50,000.00
4416	1001901954	609	80.00	7.875	23.93	72,000.00
4417	1001901981	598	80.00	6.450	29.37	292,000.00
4418	1001901990	769	85.00	6.990	35.00	272,000.00
4419	1001902052	584	95.00	9.150	38.29	224,200.00
4420	1001902061	649	54.00	5.990	51.34	270,000.00
4421	1001902114	609	80.00	8.000	43.51	62,400.00
4422	1001902454	629	100.00	8.400	44.94	122,000.00
4423	1001902463	669	79.01	6.450	49.97	64,000.00
4424	1001902533	516	58.57	8.625	39.50	82,000.00
4425	1001903033	655	50.00	6.500	27.79	242,500.00
4426	1001903300	605	73.93	6.000	46.23	120,500.00

	A	B	C	D	E	F
4427	1001903471	578	67.02	8.990	36.50	50,000.00
4428	1001903569	576	36.97	8.000	37.82	105,000.00
4429	1001903603	569	65.00	7.900	42.36	146,250.00
4430	1001903621	625	65.91	7.050	24.03	145,000.00
4431	1001903667	589	74.59	6.110	31.75	410,250.00
4432	1001903765	616	75.00	6.990	54.09	270,000.00
4433	1001903854	633	80.00	6.500	45.76	110,400.00
4434	1001904210	730	61.56	5.950	37.70	197,000.00
4435	1001904513	610	56.00	7.175	45.24	140,000.00
4436	1001904666	619	65.00	6.800	24.62	86,450.00
4437	1001904844	589	80.00	8.300	45.73	104,000.00
4438	1001904942	621	60.00	5.990	43.19	150,000.00
4439	1001905503	658	73.06	6.950	54.03	179,000.00
4440	1001905521	614	90.00	6.850	43.06	265,500.00
4441	1001905745	702	90.00	6.300	41.45	157,500.00
4442	1001905861	683	85.00	7.990	32.14	129,200.00
4443	1001905889	677	60.00	6.250	47.18	183,000.00
4444	1001906012	683	85.00	7.990	35.44	129,200.00
4445	1001906263	529	80.00	9.050	28.40	56,560.00
4446	1001906325	696	85.00	5.990	40.10	290,700.00
4447	1001906343	617	67.96	6.900	46.07	156,300.00
4448	1001906389	651	63.66	6.250	54.95	233,000.00
4449	1001906520	697	84.00	6.950	29.15	420,000.00
4450	1001906691	637	75.00	6.150	48.48	251,250.00
4451	1001906726	674	58.78	6.650	39.53	77,000.00
4452	1001906860	661	80.00	6.975	32.76	180,000.00
4453	1001907137	619	87.24	6.250	46.19	458,000.00
4454	1001907431	639	69.93	6.550	40.41	200,000.00
4455	1001907583	609	69.08	5.990	23.07	224,500.00
4456	1001907592	537	76.92	7.250	28.85	150,000.00
4457	1001908225	596	90.00	8.550	27.35	111,600.00
4458	1001908314	564	64.00	5.990	35.94	160,000.00
4459	1001908555	606	68.38	7.350	51.34	400,000.00
4460	1001908626	558	51.43	9.650	31.53	90,000.00
4461	1001908813	714	89.68	5.875	53.01	262,000.00
4462	1001908877	581	79.71	9.200	30.00	110,000.00
4463	1001909126	645	82.42	6.650	25.86	150,000.00
4464	1001909448	595	80.00	8.575	39.85	88,000.00
4465	1001909849	690	90.00	7.500	39.60	76,500.00
4466	1001910025	676	84.41	6.850	33.48	107,200.00
4467	1001910427	695	48.92	5.990	46.52	181,000.00
4468	1001910454	624	75.00	7.800	43.10	132,750.00
4469	1001910597	607	70.00	6.675	21.23	178,500.00
4470	1001910695	588	78.35	7.550	25.42	114,000.00
4471	1001910980	606	89.86	9.550	42.83	61,969.82
4472	1001910999	600	71.43	5.990	46.45	150,000.00
4473	1001911113	666	87.89	6.750	53.26	501,000.00
4474	1001911131	604	80.00	7.875	43.68	276,000.00
4475	1001911364	638	74.43	6.575	26.27	97,500.00
4476	1001911462	646	80.00	7.950	47.93	107,920.00
4477	1001911499	650	93.98	7.900	29.14	78,000.00
4478	1001911523	567	70.65	6.300	49.53	81,250.00
4479	1001912434	617	90.00	8.650	47.76	68,400.00
4480	1001912880	644	90.00	8.625	49.93	63,000.00

	A	B	C	D	E	F
4481	1001913157	619	59.09	6.400	40.04	130,000.00
4482	1001913709	602	84.84	8.500	44.39	131,500.00
4483	1001914370	647	80.00	6.500	31.84	199,999.00
4484	1001914398	653	80.00	5.990	44.92	108,000.00
4485	1001914717	603	56.47	6.650	26.09	240,000.00
4486	1001914824	614	55.74	6.500	43.20	340,000.00
4487	1001915084	580	66.67	7.150	41.49	100,000.00
4488	1001915173	636	80.00	8.000	22.81	60,800.00
4489	1001915869	700	80.00	7.050	42.43	232,000.00
4490	1001916270	581	80.00	5.990	36.85	400,000.00
4491	1001917901	652	63.06	6.000	27.75	99,000.00
4492	1001918063	590	66.36	6.300	41.22	365,000.00
4493	1001918161	782	65.79	6.100	47.86	300,000.00
4494	1001918447	612	90.00	9.000	49.76	166,500.00
4495	1001918768	589	75.00	6.600	42.71	79,500.00
4496	1001918786	540	80.00	8.950	24.53	89,200.00
4497	1001918839	620	95.00	7.400	54.58	62,130.00
4498	1001919062	522	61.02	10.425	50.06	72,000.00
4499	1001919222	657	40.68	6.900	29.74	120,000.00
4500	1001919491	604	31.65	8.150	44.10	125,000.00
4501	1001920354	646	88.46	7.900	49.58	460,000.00
4502	1001920675	664	85.00	6.875	45.33	493,000.00
4503	1001920693	645	80.00	6.875	38.55	280,000.00
4504	1001920764	699	80.00	6.750	24.29	124,000.00
4505	1001920808	523	85.00	9.350	18.72	72,675.00
4506	1001920924	669	50.45	6.800	43.43	111,000.00
4507	1001920951	669	56.43	5.990	40.86	237,000.00
4508	1001921139	661	84.12	6.150	48.72	143,000.00
4509	1001921512	661	62.86	6.550	37.42	110,000.00
4510	1001921647	678	47.33	8.000	25.14	71,000.00
4511	1001921781	789	81.97	6.050	47.50	300,000.00
4512	1001921790	664	85.00	5.990	38.77	170,000.00
4513	1001921914	615	95.00	7.950	46.36	87,400.00
4514	1001922316	642	90.00	6.950	47.64	234,000.00
4515	1001922361	691	90.00	6.600	44.73	135,000.00
4516	1001922423	777	94.74	9.100	30.22	72,000.00
4517	1001922691	564	67.19	6.250	39.01	215,000.00
4518	1001922913	603	60.54	7.050	28.74	112,000.00
4519	1001923137	533	43.36	6.850	51.34	310,000.00
4520	1001923226	608	38.00	7.350	21.09	133,000.00
4521	1001923459	675	86.15	6.850	48.75	56,000.00
4522	1001923501	612	80.00	7.600	39.29	194,400.00
4523	1001923529	686	83.45	7.200	50.45	242,000.00
4524	1001923654	608	95.00	7.950	37.25	196,650.00
4525	1001924136	586	80.00	7.300	31.11	88,000.00
4526	1001924421	582	88.85	6.450	45.17	131,500.00
4527	1001924546	773	90.00	5.990	47.46	423,000.00
4528	1001924591	714	90.00	7.100	22.14	279,000.00
4529	1001924653	657	85.00	6.150	45.74	323,000.00
4530	1001925858	592	85.00	8.990	47.01	216,750.00
4531	1001926278	569	90.00	7.800	48.55	110,700.00
4532	1001926562	585	69.03	7.250	19.79	78,000.00
4533	1001926722	691	80.00	6.500	44.51	236,000.00
4534	1001926820	605	95.00	8.950	44.51	104,500.00

	A	B	C	D	E	F
4535	1001927259	685	57.14	7.225	45.29	200,000.00
4536	1001927437	670	90.00	7.450	40.27	214,200.00
4537	1001927455	661	90.00	7.200	39.73	121,500.00
4538	1001927491	680	89.71	6.500	49.97	314,000.00
4539	1001928123	737	84.56	6.750	49.84	115,000.00
4540	1001928533	553	64.85	7.700	40.31	107,000.00
4541	1001928560	687	38.85	5.990	43.49	169,000.00
4542	1001928784	591	80.00	6.850	43.40	112,075.00
4543	1001929060	651	85.00	5.990	44.78	267,750.00
4544	1001929480	680	95.00	7.500	41.76	137,750.00
4545	1001929505	628	48.00	6.125	47.86	300,000.00
4546	1001929612	583	65.00	6.650	15.50	294,125.00
4547	1001930003	640	90.00	8.075	44.66	64,800.00
4548	1001930021	587	80.00	7.050	44.80	102,800.00
4549	1001930566	610	85.00	6.000	37.28	463,250.00
4550	1001930637	620	80.00	6.800	41.64	128,118.00
4551	1001930888	601	41.03	6.750	35.88	400,000.00
4552	1001930913	595	87.19	7.250	44.53	83,700.00
4553	1001931645	635	70.00	5.990	33.30	210,000.00
4554	1001931663	602	66.36	8.500	31.37	73,000.00
4555	1001932234	802	80.00	6.375	38.56	678,600.00
4556	1001932323	557	68.33	6.150	40.61	205,000.00
4557	1001933304	647	75.00	6.550	30.59	174,375.00
4558	1001933493	618	80.89	6.990	49.29	762,000.00
4559	1001933590	635	73.85	6.200	38.49	192,000.00
4560	1001933625	617	75.38	7.125	48.88	300,000.00
4561	1001933803	530	64.10	7.200	54.90	250,000.00
4562	1001933901	580	71.91	7.250	45.99	330,800.00
4563	1001934072	687	41.62	5.990	45.50	154,000.00
4564	1001934081	643	90.00	5.990	46.62	315,900.00
4565	1001934599	591	59.59	5.990	27.34	292,000.00
4566	1001934713	641	80.00	6.200	44.27	264,800.00
4567	1001935222	528	85.00	8.550	35.94	84,150.00
4568	1001935295	627	88.78	7.050	45.67	174,000.00
4569	1001935320	560	81.96	6.400	45.98	459,000.00
4570	1001935794	537	79.05	7.650	20.55	83,000.00
4571	1001935954	583	85.00	7.450	33.68	66,300.00
4572	1001936123	587	90.00	9.700	45.46	90,000.00
4573	1001936178	655	80.00	7.375	45.53	131,200.00
4574	1001936294	622	80.00	7.300	39.74	108,000.00
4575	1001936533	693	75.00	7.300	42.06	117,750.00
4576	1001936622	538	25.83	6.700	43.73	155,000.00
4577	1001936855	668	80.00	5.990	45.28	215,356.00
4578	1001936944	751	90.00	6.790	27.22	104,850.00
4579	1001937006	597	80.00	6.700	48.04	101,600.00
4580	1001937033	617	75.00	6.350	48.11	172,500.00
4581	1001937505	609	85.00	6.850	46.32	119,000.00
4582	1001937667	639	77.04	8.250	46.49	104,000.00
4583	1001937916	675	90.00	8.000	49.77	126,000.00
4584	1001938513	568	70.00	9.400	32.24	59,500.00
4585	1001938639	700	90.00	6.750	48.47	369,000.00
4586	1001938700	688	78.88	5.990	54.76	147,500.00
4587	1001938782	716	85.00	6.250	43.58	467,500.00
4588	1001939031	579	88.90	7.850	30.88	137,800.00

	A	B	C	D	E	F
4589	1001939077	704	89.97	6.000	33.11	559,617.00
4590	1001939086	590	85.00	5.990	42.45	76,500.00
4591	1001939200	691	78.33	5.990	43.62	94,000.00
4592	1001939264	681	90.00	5.990	48.34	378,000.00
4593	1001939683	694	75.00	5.990	38.94	750,000.00
4594	1001940243	638	85.00	5.990	44.92	484,500.00
4595	1001940458	585	85.00	8.950	26.89	55,250.00
4596	1001940476	525	69.23	7.700	40.44	162,000.00
4597	1001940715	699	74.23	5.850	54.89	254,250.00
4598	1001940733	598	48.63	7.350	45.91	124,000.00
4599	1001940957	748	80.00	5.990	46.90	160,800.00
4600	1001941019	556	70.00	6.650	46.95	119,000.00
4601	1001941180	764	20.97	5.990	31.56	75,500.00
4602	1001941233	634	75.00	5.990	52.09	367,500.00
4603	1001941457	708	80.00	6.975	24.60	84,000.00
4604	1001941661	580	57.95	6.750	47.46	255,000.00
4605	1001941787	681	83.57	5.900	30.66	480,500.00
4606	1001942287	614	85.00	6.990	22.18	136,000.00
4607	1001943268	627	73.53	6.500	50.52	375,000.00
4608	1001943286	558	80.00	7.850	13.19	98,400.00
4609	1001943428	628	80.00	7.350	36.16	75,920.00
4610	1001944098	759	90.00	5.990	28.06	185,400.00
4611	1001944105	602	85.00	6.950	29.24	108,800.00
4612	1001944301	646	90.00	7.050	47.38	189,000.00
4613	1001944695	661	85.00	5.990	45.16	276,250.00
4614	1001944855	640	90.00	9.875	42.10	148,500.00
4615	1001944864	670	80.00	6.550	34.95	77,600.00
4616	1001945621	649	80.00	6.875	37.24	102,400.00
4617	1001945694	591	69.89	6.750	41.61	650,000.00
4618	1001946274	624	79.82	6.750	33.98	130,900.00
4619	1001946372	657	80.00	7.600	41.51	174,000.00
4620	1001946540	599	80.00	7.350	49.82	64,000.00
4621	1001946586	615	58.90	7.600	43.84	97,184.00
4622	1001946611	528	79.85	7.250	48.80	357,750.00
4623	1001947040	610	80.00	7.500	46.88	100,000.00
4624	1001947175	645	90.00	8.850	40.76	67,500.00
4625	1001947291	674	80.00	5.990	31.97	270,400.00
4626	1001947344	622	57.73	7.000	48.27	127,000.00
4627	1001947601	510	75.00	7.500	45.89	216,000.00
4628	1001947629	630	80.00	7.088	43.63	308,000.00
4629	1001947898	652	80.00	8.100	47.75	108,000.00
4630	1001948076	549	83.20	7.100	41.06	52,000.00
4631	1001948414	618	90.00	6.700	32.60	328,500.00
4632	1001948708	636	72.67	8.725	15.93	62,500.00
4633	1001949609	601	80.00	8.350	39.83	64,800.00
4634	1001949798	597	85.00	6.750	32.44	284,750.00
4635	1001950348	614	62.68	6.875	48.83	89,000.00
4636	1001950632	617	69.65	7.800	28.32	59,900.00
4637	1001951230	516	70.00	9.700	39.44	78,400.00
4638	1001951463	644	80.00	7.000	39.53	128,000.00
4639	1001951579	635	74.13	6.500	43.45	127,500.00
4640	1001951588	594	90.00	8.950	36.41	353,700.00
4641	1001951999	564	85.00	6.990	28.66	151,300.00
4642	1001952131	655	90.00	6.850	42.08	120,600.00

	A	B	C	D	E	F
4643	1001952355	584	75.00	7.050	36.30	187,500.00
4644	1001952444	563	84.44	8.050	49.24	190,000.00
4645	1001952505	542	85.00	5.990	39.24	206,975.00
4646	1001952809	613	85.00	6.950	29.31	85,000.00
4647	1001952845	639	57.93	6.250	54.15	420,000.00
4648	1001952970	725	80.00	6.800	45.02	81,672.00
4649	1001953755	683	80.00	7.475	34.56	92,320.00
4650	1001954576	635	90.00	9.450	47.21	69,300.00
4651	1001954638	691	80.00	6.900	32.99	156,000.00
4652	1001954656	591	90.00	7.750	25.94	189,000.00
4653	1001955085	635	80.22	5.990	48.40	365,000.00
4654	1001955094	620	95.00	8.750	40.18	123,500.00
4655	1001955110	547	85.00	7.850	28.52	142,800.00
4656	1001955325	554	90.00	6.900	44.15	405,000.00
4657	1001955628	610	72.37	6.900	19.86	165,000.00
4658	1001955833	715	80.00	6.990	42.20	265,600.00
4659	1001956468	622	72.44	7.750	21.25	63,750.00
4660	1001956949	651	78.42	6.250	36.62	252,500.00
4661	1001956958	578	85.00	7.750	32.55	178,500.00
4662	1001957270	537	85.00	7.050	42.59	119,850.00
4663	1001957387	683	77.60	6.300	44.56	194,000.00
4664	1001957485	588	80.00	6.950	39.11	203,200.00
4665	1001957494	588	80.00	6.500	53.71	382,400.00
4666	1001957564	721	90.00	6.850	24.01	202,500.00
4667	1001957920	630	60.00	5.990	33.05	283,200.00
4668	1001958055	633	80.00	6.800	38.08	124,000.00
4669	1001958073	538	80.00	10.900	34.22	58,000.00
4670	1001958162	516	55.56	9.500	31.05	50,000.00
4671	1001958386	622	80.00	6.650	40.28	116,000.00
4672	1001958956	532	85.00	8.800	50.13	140,250.00
4673	1001959081	622	65.00	6.400	50.71	286,000.00
4674	1001959456	584	80.00	8.990	38.37	60,000.00
4675	1001959492	581	80.00	5.990	40.59	268,000.00
4676	1001959884	532	80.00	9.700	47.33	104,000.00
4677	1001959919	648	70.00	6.450	40.89	175,000.00
4678	1001959973	654	70.00	6.300	20.23	262,500.00
4679	1001960006	501	77.78	8.175	45.84	84,000.00
4680	1001960122	679	74.32	6.990	47.68	275,000.00
4681	1001960337	598	77.14	6.350	37.13	243,000.00
4682	1001960701	614	90.00	7.650	44.61	126,000.00
4683	1001960881	594	90.00	6.650	45.89	198,000.00
4684	1001961112	597	84.93	5.990	40.14	316,800.00
4685	1001961363	647	45.82	6.250	33.05	115,000.00
4686	1001961390	598	80.00	6.000	36.34	108,000.00
4687	1001961808	528	80.00	7.950	47.43	156,000.00
4688	1001961844	681	66.35	6.500	22.90	345,000.00
4689	1001961915	573	70.00	7.150	32.55	105,000.00
4690	1001962433	581	49.47	6.850	49.12	94,000.00
4691	1001962558	633	82.96	5.990	48.73	560,000.00
4692	1001962576	659	90.00	9.800	39.29	66,780.00
4693	1001962629	530	22.31	6.650	54.95	178,500.00
4694	1001962718	619	63.60	6.250	48.66	159,000.00
4695	1001962898	669	80.00	5.990	53.51	464,000.00
4696	1001962905	645	37.94	6.500	29.74	129,000.00

	A	B	C	D	E	F
4697	1001963049	658	78.26	5.750	41.67	360,000.00
4698	1001963085	610	95.00	9.000	40.59	130,815.00
4699	1001963290	701	41.30	6.550	20.12	103,250.00
4700	1001963307	659	61.54	6.150	25.40	160,000.00
4701	1001963753	649	73.68	7.700	31.57	180,000.00
4702	1001964280	650	95.00	7.750	33.49	275,500.00
4703	1001964486	593	47.92	7.025	54.74	127,000.00
4704	1001964495	624	80.00	7.650	48.63	92,000.00
4705	1001964556	712	90.00	7.700	49.40	103,500.00
4706	1001965207	581	79.25	6.500	44.94	210,000.00
4707	1001965314	627	59.25	5.990	38.64	237,000.00
4708	1001965494	703	75.50	5.990	41.21	302,000.00
4709	1001965680	649	67.10	6.500	48.94	208,000.00
4710	1001965984	689	90.00	7.350	35.63	85,500.00
4711	1001966572	533	68.61	7.800	33.75	123,500.00
4712	1001967385	630	57.77	5.990	51.99	119,000.00
4713	1001967465	677	57.72	7.050	40.32	228,000.00
4714	1001967679	633	32.08	6.250	35.48	154,000.00
4715	1001967697	619	80.00	6.250	48.11	452,000.00
4716	1001967704	602	77.52	6.750	46.47	215,500.00
4717	1001968357	635	77.75	7.150	47.60	69,900.00
4718	1001968598	591	75.95	8.213	32.19	120,000.00
4719	1001968650	619	66.05	6.200	43.63	125,500.00
4720	1001968785	563	63.64	7.590	46.84	140,000.00
4721	1001968794	572	64.60	6.950	32.62	102,000.00
4722	1001969089	749	75.00	6.700	36.95	152,250.00
4723	1001969132	676	80.00	6.950	49.47	161,938.40
4724	1001969178	635	90.00	8.400	44.89	107,100.00
4725	1001969383	640	62.78	7.750	17.71	172,650.00
4726	1001969515	635	60.26	6.100	45.94	235,000.00
4727	1001969695	693	90.00	7.350	43.34	106,339.00
4728	1001969935	630	60.00	7.100	28.45	120,000.00
4729	1001970031	595	80.00	6.125	45.83	579,600.00
4730	1001970040	639	62.70	8.525	48.62	116,000.00
4731	1001970148	694	87.32	6.500	49.99	192,100.00
4732	1001970718	682	80.00	5.990	40.88	300,000.00
4733	1001970843	526	85.00	8.300	33.73	78,200.00
4734	1001971183	562	90.00	8.750	23.99	133,200.00
4735	1001971307	636	81.82	7.050	29.50	90,000.00
4736	1001971824	566	90.00	8.600	41.18	72,000.00
4737	1001971842	705	58.54	6.250	34.63	185,000.00
4738	1001971940	668	95.00	8.050	48.71	140,600.00
4739	1001972379	534	72.46	8.250	44.26	100,000.00
4740	1001972495	556	85.00	8.600	45.12	187,000.00
4741	1001972529	526	80.00	8.350	38.71	113,600.00
4742	1001972841	675	80.00	6.550	42.51	143,600.00
4743	1001972878	635	85.00	5.990	46.11	203,150.00
4744	1001972887	553	53.33	7.600	47.17	128,000.00
4745	1001973626	624	80.00	7.650	43.82	104,800.00
4746	1001973984	589	90.00	8.150	35.48	128,250.00
4747	1001974251	658	66.38	6.850	50.03	156,000.00
4748	1001974527	659	71.21	7.500	36.15	235,000.00
4749	1001974670	596	80.00	7.450	47.65	119,120.00
4750	1001974803	679	95.00	10.550	31.39	77,900.00

	A	B	C	D	E	F
4751	1001974910	591	51.16	5.990	23.55	110,000.00
4752	1001975205	592	55.56	7.788	43.22	250,000.00
4753	1001975893	624	85.00	6.250	34.98	287,300.00
4754	1001976240	621	73.13	5.990	42.07	234,000.00
4755	1001976357	571	54.67	7.050	28.27	410,000.00
4756	1001976632	522	75.00	9.650	45.63	72,750.00
4757	1001976874	654	81.39	6.250	30.11	293,000.00
4758	1001976883	649	75.00	5.990	50.97	90,750.00
4759	1001976981	595	46.98	7.875	42.23	210,000.00
4760	1001977016	650	82.93	6.250	40.63	170,000.00
4761	1001977052	661	90.00	6.790	45.08	120,600.00
4762	1001977070	628	80.00	6.900	30.02	114,400.00
4763	1001977178	747	83.23	6.450	35.02	258,000.00
4764	1001977604	678	65.00	7.550	22.35	78,000.00
4765	1001977926	590	62.69	7.600	30.01	210,000.00
4766	1001977971	556	69.23	5.990	29.77	180,000.00
4767	1001978079	620	57.33	7.050	48.92	172,000.00
4768	1001978113	655	75.00	7.900	33.37	71,250.00
4769	1001978523	766	80.00	7.100	14.60	84,000.00
4770	1001978809	621	80.00	7.400	37.10	105,200.00
4771	1001978872	685	80.00	6.400	47.63	66,400.00
4772	1001978907	529	85.00	9.750	46.73	74,800.00
4773	1001979194	599	40.63	6.990	35.58	130,000.00
4774	1001979345	588	75.00	7.900	45.04	72,000.00
4775	1001979372	681	80.00	7.400	46.43	168,000.00
4776	1001980002	593	58.04	6.800	41.97	267,000.00
4777	1001980253	680	65.00	5.990	53.04	234,000.00
4778	1001980413	652	31.05	7.200	34.22	77,000.00
4779	1001980538	622	77.36	6.550	44.56	205,000.00
4780	1001980878	563	75.75	9.850	16.73	50,750.00
4781	1001980887	588	75.68	6.950	48.45	140,000.00
4782	1001981724	649	32.57	7.250	34.75	100,000.00
4783	1001981902	604	75.00	6.750	43.46	69,000.00
4784	1001981948	660	77.38	6.400	36.84	251,500.00
4785	1001982064	691	90.00	7.500	49.73	67,500.00
4786	1001982117	712	85.00	6.150	24.97	136,000.00
4787	1001982867	744	48.15	6.250	43.34	180,572.00
4788	1001982965	669	55.00	6.950	24.66	61,325.00
4789	1001983107	594	70.00	5.990	46.93	329,000.00
4790	1001983580	673	85.00	7.150	31.03	127,500.00
4791	1001983759	602	53.33	5.950	41.69	200,000.00
4792	1001983973	596	80.00	6.950	42.80	184,000.00
4793	1001984026	631	70.00	8.450	48.33	189,000.00
4794	1001984160	689	88.97	6.625	31.51	129,000.00
4795	1001984197	654	61.09	6.900	45.94	168,000.00
4796	1001984259	596	85.00	6.250	46.04	408,000.00
4797	1001984570	655	70.00	6.450	26.11	94,500.00
4798	1001984669	583	75.00	7.200	38.72	72,970.00
4799	1001984801	625	38.94	6.900	30.53	220,000.00
4800	1001985711	618	80.00	6.700	25.67	193,600.00
4801	1001986159	621	65.00	6.400	53.40	234,000.00
4802	1001986499	662	79.37	8.650	30.45	50,000.00
4803	1001986587	727	67.89	6.125	30.77	83,500.00
4804	1001986836	646	50.77	8.650	37.74	66,000.00

	A	B	C	D	E	F
4805	1001987032	663	76.92	6.700	49.05	300,000.00
4806	1001987381	591	80.00	6.200	38.37	101,600.00
4807	1001987675	568	73.50	9.450	47.66	76,000.00
4808	1001987700	627	80.00	6.775	33.06	316,000.00
4809	1001987728	676	76.92	7.100	16.41	50,000.00
4810	1001988120	619	90.00	8.550	28.28	106,200.00
4811	1001988148	690	83.83	7.400	49.48	140,000.00
4812	1001988353	647	85.00	6.990	22.80	171,700.00
4813	1001988451	526	80.00	8.588	41.67	87,200.00
4814	1001988521	640	90.00	7.950	28.84	121,500.00
4815	1001989030	684	95.00	6.600	46.29	389,500.00
4816	1001989174	708	60.00	7.650	35.06	132,000.00
4817	1001989566	664	95.00	8.200	30.64	117,800.00
4818	1001989771	719	94.11	6.650	32.13	285,165.00
4819	1001989897	637	70.16	7.300	51.27	221,000.00
4820	1001989940	619	90.00	8.900	42.72	106,650.00
4821	1001990340	552	54.95	6.800	35.54	100,000.00
4822	1001990475	771	90.00	7.600	44.75	189,000.00
4823	1001990590	640	44.44	5.990	32.40	80,000.00
4824	1001990732	616	75.00	8.200	29.84	420,000.00
4825	1001990750	763	85.00	6.770	38.36	242,250.00
4826	1001990858	680	83.92	6.400	41.68	599,999.00
4827	1001991009	641	84.04	5.990	41.22	139,500.00
4828	1001991072	614	80.00	8.000	36.20	107,920.00
4829	1001991429	583	76.00	7.400	46.37	76,000.00
4830	1001991893	611	54.64	7.150	47.82	200,000.00
4831	1001991982	574	60.94	6.350	44.50	195,000.00
4832	1001992062	613	75.00	6.400	43.76	300,000.00
4833	1001992151	582	80.00	6.800	45.95	150,400.00
4834	1001992286	636	74.39	6.850	33.25	212,000.00
4835	1001992348	562	75.00	7.700	44.45	82,500.00
4836	1001992419	711	90.00	7.000	39.85	148,500.00
4837	1001992623	688	85.90	7.400	41.94	134,000.00
4838	1001992874	580	85.00	6.700	39.42	191,250.00
4839	1001992918	671	65.22	5.990	15.85	375,000.00
4840	1001993098	746	90.00	5.990	49.50	562,500.00
4841	1001993766	535	85.00	8.075	37.77	107,525.00
4842	1001994202	626	85.00	6.800	45.03	379,950.00
4843	1001994881	661	80.00	7.700	44.41	95,920.00
4844	1001995336	589	64.63	7.000	40.69	95,000.00
4845	1001995345	545	77.00	6.875	45.72	154,000.00
4846	1001996193	538	85.00	8.550	45.24	165,750.00
4847	1001996479	680	85.00	9.050	47.85	208,250.00
4848	1001996585	639	93.18	7.950	40.29	82,000.00
4849	1001996656	586	75.00	7.990	37.51	66,000.00
4850	1001996745	626	80.00	7.050	40.03	191,200.00
4851	1001997441	635	93.88	7.000	23.92	79,800.00
4852	1001997691	686	63.60	6.450	29.67	79,500.00
4853	1001998146	591	51.17	7.450	26.49	175,000.00
4854	1001998235	686	80.00	6.930	29.27	229,200.00
4855	1001998262	643	80.00	6.650	35.12	158,376.00
4856	1001998333	639	90.00	7.800	48.65	70,650.00
4857	1001998379	638	83.53	7.650	44.13	142,000.00
4858	1001998431	512	76.77	8.725	35.02	76,000.00

	A	B	C	D	E	F
4859	1001998477	615	57.37	6.800	41.78	109,000.00
4860	1001998903	651	84.99	7.400	45.45	320,000.00
4861	1001999261	580	85.00	6.650	49.87	369,750.00
4862	1001999289	682	63.28	6.950	23.97	106,000.00
4863	1001999494	605	50.00	7.550	36.31	100,000.00
4864	1001999706	642	78.67	6.150	46.75	295,000.00
4865	1001999868	732	87.00	6.200	29.10	348,000.00
4866	1002000024	560	47.96	6.450	47.05	271,000.00
4867	1002000104	559	64.57	7.880	51.11	195,000.00
4868	1002000113	634	66.13	7.375	18.33	82,000.00
4869	1002000300	637	80.00	7.400	20.20	123,200.00
4870	1002000863	592	61.19	6.690	36.87	128,500.00
4871	1002000881	622	80.00	6.750	46.88	174,400.00
4872	1002001434	541	90.00	8.800	44.19	68,580.00
4873	1002001513	618	80.00	6.275	44.74	150,666.00
4874	1002001684	736	90.00	5.990	46.16	346,500.00
4875	1002001764	687	95.00	7.750	26.39	172,900.00
4876	1002001835	635	68.18	6.975	40.98	60,000.00
4877	1002001844	610	68.60	7.000	35.52	112,500.00
4878	1002001924	690	71.50	6.250	31.48	276,000.00
4879	1002001988	631	61.43	6.500	34.73	215,000.00
4880	1002002228	657	60.61	5.990	45.60	200,000.00
4881	1002002246	614	80.00	6.750	36.39	122,204.00
4882	1002002521	633	81.93	7.600	49.97	102,000.00
4883	1002002647	660	95.00	5.990	42.30	152,000.00
4884	1002002736	629	69.67	8.200	28.13	85,000.00
4885	1002002843	707	100.00	9.900	46.76	75,000.00
4886	1002003469	657	77.10	6.150	33.61	165,000.00
4887	1002004137	538	85.00	8.750	30.73	81,600.00
4888	1002004841	593	67.43	6.850	45.92	118,000.00
4889	1002004949	604	90.00	9.200	23.89	157,500.00
4890	1002005038	614	46.29	6.800	37.88	81,000.00
4891	1002005564	615	80.00	7.550	37.63	120,000.00
4892	1002005635	655	63.89	6.500	36.94	230,000.00
4893	1002005859	624	74.58	7.388	24.71	88,000.00
4894	1002005920	633	84.06	6.650	49.90	250,500.00
4895	1002006251	668	90.00	7.100	39.67	208,800.00
4896	1002006411	673	62.86	7.500	41.24	110,000.00
4897	1002006448	753	90.00	8.200	48.03	279,000.00
4898	1002006475	698	80.00	8.050	43.02	131,800.00
4899	1002006590	679	75.00	7.475	37.23	61,818.00
4900	1002006661	538	79.23	6.800	46.59	103,000.00
4901	1002006732	708	80.00	7.738	49.64	127,200.00
4902	1002006787	685	72.50	6.990	45.45	232,000.00
4903	1002007045	630	67.50	6.000	47.95	162,000.00
4904	1002007054	640	80.00	6.050	38.73	144,000.00
4905	1002007205	590	51.46	6.050	50.28	95,000.00
4906	1002007269	592	49.68	6.500	38.85	77,000.00
4907	1002007562	646	75.00	7.300	14.51	75,000.00
4908	1002007615	667	80.00	6.450	47.49	107,920.00
4909	1002008008	630	80.00	5.990	40.45	180,000.00
4910	1002008268	584	54.25	7.150	37.51	217,000.00
4911	1002008348	604	79.37	7.975	27.34	100,000.00
4912	1002009187	635	70.40	7.050	42.87	88,000.00

	A	B	C	D	E	F
4913	1002009613	644	80.00	6.250	42.84	284,000.00
4914	1002009711	670	93.85	6.900	38.51	168,000.00
4915	1002010488	571	44.44	5.990	43.65	180,000.00
4916	1002010567	633	95.00	7.750	47.55	135,850.00
4917	1002010852	604	80.00	7.775	22.05	104,000.00
4918	1002010898	635	53.33	6.400	43.97	400,000.00
4919	1002010905	651	79.83	6.250	38.64	120,700.00
4920	1002011049	600	86.88	6.750	45.60	334,500.00
4921	1002011147	594	78.43	7.200	35.13	200,000.00
4922	1002011361	653	84.98	6.100	42.92	203,940.00
4923	1002011673	748	52.42	6.000	43.58	650,000.00
4924	1002011879	654	91.40	6.600	18.90	170,000.00
4925	1002011986	648	80.00	7.990	33.86	103,200.00
4926	1002012459	716	80.00	7.200	17.61	222,000.00
4927	1002013127	588	90.00	8.625	35.48	56,700.00
4928	1002013476	716	75.00	5.990	41.66	187,500.00
4929	1002013626	609	31.97	7.290	36.49	187,000.00
4930	1002014019	752	90.00	7.150	48.27	274,500.00
4931	1002014082	647	60.92	5.990	32.99	265,000.00
4932	1002014126	626	85.00	6.875	31.92	117,300.00
4933	1002014340	639	83.46	6.500	42.22	212,000.00
4934	1002014386	662	73.33	6.750	42.13	110,000.00
4935	1002014885	605	70.00	7.750	51.06	168,000.00
4936	1002015072	603	89.96	6.750	49.88	199,718.00
4937	1002015116	685	85.19	6.450	38.28	230,000.00
4938	1002015152	616	62.93	6.700	48.13	185,000.00
4939	1002015483	640	67.97	6.350	39.54	87,000.00
4940	1002015508	599	64.29	7.400	26.62	90,000.00
4941	1002015606	639	80.00	5.990	46.10	360,000.00
4942	1002015722	684	94.97	6.600	49.60	160,500.00
4943	1002016188	663	80.00	7.100	43.31	101,600.00
4944	1002016213	580	69.70	6.750	34.51	230,000.00
4945	1002016703	528	85.00	9.800	45.02	131,750.00
4946	1002017034	531	68.06	7.750	28.14	57,850.00
4947	1002017258	679	80.00	8.425	31.62	76,000.00
4948	1002017267	590	80.00	7.850	32.68	48,000.00
4949	1002017329	562	85.00	7.800	48.17	140,250.00
4950	1002017463	562	60.69	7.650	53.10	88,000.00
4951	1002017481	655	85.00	6.500	36.74	357,000.00
4952	1002017579	648	74.42	6.750	50.91	320,000.00
4953	1002017659	561	80.00	8.200	45.50	112,000.00
4954	1002017686	516	80.00	9.450	41.68	137,600.00
4955	1002017962	677	80.00	6.250	27.85	84,000.00
4956	1002018328	683	80.00	6.500	31.27	101,600.00
4957	1002019014	541	90.00	8.900	48.68	93,600.00
4958	1002019522	601	84.14	6.990	37.88	122,000.00
4959	1002019817	585	74.94	5.990	37.55	303,500.00
4960	1002019979	631	73.86	7.150	28.40	65,000.00
4961	1002020146	634	92.59	7.100	40.72	150,000.00
4962	1002020681	572	72.58	7.650	30.88	112,500.00
4963	1002020789	612	60.47	5.990	42.45	260,000.00
4964	1002020798	782	63.79	5.990	47.70	370,000.00
4965	1002020869	548	64.71	7.700	32.40	110,000.00
4966	1002021010	532	56.44	7.650	30.79	206,000.00

	A	B	C	D	E	F
4967	1002021118	771	90.00	6.500	44.93	639,000.00
4968	1002021261	609	80.00	5.990	33.43	372,000.00
4969	1002022117	608	95.00	7.990	48.83	114,000.00
4970	1002022368	655	95.00	7.100	47.56	337,250.00
4971	1002022448	662	78.40	5.990	48.17	196,000.00
4972	1002022965	686	56.51	6.000	54.54	200,600.00
4973	1002023241	562	89.95	10.250	39.91	179,000.00
4974	1002023474	551	71.88	7.800	43.74	92,000.00
4975	1002023704	711	80.00	7.500	41.13	157,600.00
4976	1002023786	613	80.00	6.950	31.08	67,200.00
4977	1002024071	629	75.00	8.300	34.50	51,000.00
4978	1002024197	603	64.44	7.000	25.18	87,000.00
4979	1002024348	593	80.00	6.000	47.60	130,400.00
4980	1002024366	565	85.00	8.760	39.46	106,250.00
4981	1002024623	619	80.00	7.250	49.69	89,600.00
4982	1002024632	677	80.00	7.350	42.47	88,000.00
4983	1002024794	614	80.00	7.000	43.90	116,800.00
4984	1002024847	611	94.61	7.950	45.84	193,000.00
4985	1002025016	645	26.46	7.500	20.80	50,000.00
4986	1002025445	677	80.00	6.850	47.11	208,000.00
4987	1002025739	590	56.25	6.950	48.94	90,000.00
4988	1002025757	564	75.00	6.700	52.13	120,000.00
4989	1002025846	613	74.55	6.250	33.83	164,000.00
4990	1002025917	705	73.33	6.850	35.69	99,000.00
4991	1002025944	598	80.00	8.490	45.65	172,120.00
4992	1002026051	540	80.00	8.400	31.42	62,320.00
4993	1002026532	564	80.00	8.700	38.30	92,000.00
4994	1002026676	647	80.00	6.990	47.66	84,000.00
4995	1002026701	584	85.00	7.800	48.49	408,000.00
4996	1002026738	623	88.11	7.750	50.25	163,000.00
4997	1002027023	606	90.00	7.800	44.02	162,000.00
4998	1002027283	589	65.00	7.350	30.35	182,000.00
4999	1002027416	637	80.00	7.600	43.67	240,000.00
5000	1002027513	639	92.72	6.500	47.01	308,750.00
5001	1002027719	603	58.39	5.990	44.02	181,000.00
5002	1002028736	652	68.00	6.150	31.07	170,000.00
5003	1002029290	636	74.88	7.750	35.67	307,000.00
5004	1002029708	757	76.17	5.990	32.25	358,000.00
5005	1002029717	665	33.78	6.800	46.36	125,000.00
5006	1002029762	620	80.00	7.900	45.66	104,720.00
5007	1002030135	596	72.73	8.350	40.84	80,000.00
5008	1002030206	728	80.00	6.500	46.25	90,880.00
5009	1002030849	662	56.67	6.990	18.26	153,000.00
5010	1002030858	769	25.33	6.650	18.00	76,000.00
5011	1002030876	639	80.00	5.800	44.80	164,000.00
5012	1002031553	689	100.00	9.050	0.00	247,410.00
5013	1002031679	629	80.00	6.225	21.48	108,000.00
5014	1002031857	717	31.53	7.875	47.98	175,000.00
5015	1002032516	658	55.93	6.800	27.02	151,000.00
5016	1002032614	568	70.00	9.350	18.80	46,200.00
5017	1002032632	624	29.41	6.800	36.55	100,000.00
5018	1002032972	525	66.43	7.990	37.43	93,000.00
5019	1002033007	678	34.75	6.450	30.68	106,000.00
5020	1002033515	653	71.15	7.700	43.18	217,000.00

	A	B	C	D	E	F
5021	1002033999	520	80.00	10.500	46.86	84,000.00
5022	1002034685	607	58.82	6.400	33.58	70,000.00
5023	1002034747	688	80.00	6.500	44.45	199,920.00
5024	1002034989	657	80.00	7.050	49.72	105,600.00
5025	1002035103	597	88.04	7.250	26.17	162,000.00
5026	1002036004	681	82.08	5.900	33.45	87,000.00
5027	1002036031	611	79.53	8.500	49.95	68,000.00
5028	1002036120	618	56.25	8.025	29.83	72,000.00
5029	1002036184	587	71.19	6.850	36.64	566,000.00
5030	1002036246	602	75.00	6.650	44.40	157,500.00
5031	1002036745	626	59.00	8.200	43.75	59,000.00
5032	1002036923	660	55.00	8.150	42.53	114,400.00
5033	1002037049	547	45.54	7.700	37.40	168,500.00
5034	1002037147	643	95.00	6.450	43.21	190,000.00
5035	1002037236	604	80.00	8.200	49.95	88,883.20
5036	1002037735	685	90.00	6.600	47.59	373,500.00
5037	1002038002	661	90.00	6.650	40.73	333,000.00
5038	1002039216	601	80.00	8.990	40.90	64,800.00
5039	1002039412	626	44.26	6.500	26.22	135,000.00
5040	1002039421	560	52.86	5.990	48.84	185,000.00
5041	1002039608	640	66.67	7.300	25.83	140,000.00
5042	1002040106	734	80.00	5.990	44.34	344,000.00
5043	1002040142	740	85.00	7.500	45.20	142,800.00
5044	1002040151	761	90.00	6.800	38.31	305,910.00
5045	1002040197	620	95.00	7.400	36.54	191,900.00
5046	1002040320	603	75.00	8.350	54.79	69,375.00
5047	1002041926	570	67.07	8.475	30.42	55,000.00
5048	1002042079	635	68.86	6.050	32.66	115,000.00
5049	1002042088	582	80.00	7.300	47.04	200,000.00
5050	1002042122	657	77.39	6.200	49.02	356,000.00
5051	1002042391	645	80.00	6.790	45.46	140,800.00
5052	1002042505	582	84.03	7.600	43.78	100,000.00
5053	1002042603	534	75.00	7.750	42.31	153,750.00
5054	1002042630	567	54.55	6.990	42.19	90,000.00
5055	1002042701	712	90.00	6.700	45.24	205,200.00
5056	1002043103	614	80.00	6.025	39.21	127,920.00
5057	1002043443	551	75.00	7.500	25.56	255,000.00
5058	1002043773	675	84.08	7.200	46.15	150,500.00
5059	1002044326	630	100.00	9.750	27.84	94,000.00
5060	1002044638	557	75.76	8.100	33.37	100,000.00
5061	1002044932	625	65.00	6.100	40.68	107,250.00
5062	1002045076	575	85.00	9.100	37.49	76,500.00
5063	1002045101	607	85.00	6.250	32.64	256,700.00
5064	1002045600	580	78.39	7.400	31.97	121,500.00
5065	1002045744	626	74.82	7.500	47.04	318,000.00
5066	1002045931	680	68.30	6.500	28.61	153,000.00
5067	1002046119	605	45.00	5.990	44.44	225,000.00
5068	1002046501	709	90.00	6.225	10.46	139,500.00
5069	1002046636	715	100.00	6.950	36.48	109,420.00
5070	1002046985	701	85.00	6.490	47.13	467,500.00
5071	1002047056	519	45.15	7.900	38.55	228,000.00
5072	1002047074	649	51.00	7.600	41.17	199,400.00
5073	1002047092	709	80.00	7.350	44.81	187,920.00
5074	1002047528	656	70.00	5.990	51.40	217,000.00

	A	B	C	D	E	F
5075	1002047635	673	90.00	6.650	44.13	102,600.00
5076	1002047671	598	80.00	7.500	45.17	112,720.00
5077	1002047911	690	90.00	7.400	50.60	74,700.00
5078	1002047939	618	79.24	7.200	31.24	93,500.00
5079	1002048386	601	48.57	6.050	39.54	170,000.00
5080	1002048661	644	78.11	6.300	50.30	207,000.00
5081	1002048830	644	55.33	7.050	43.86	415,000.00
5082	1002048858	716	90.00	5.990	48.35	337,500.00
5083	1002049018	631	85.00	6.800	51.56	264,350.00
5084	1002049125	646	89.24	6.850	47.28	312,350.00
5085	1002049223	708	83.81	7.900	32.80	88,000.00
5086	1002049900	663	90.00	8.600	47.29	111,979.00
5087	1002050087	534	74.93	8.850	45.48	56,950.00
5088	1002050327	643	78.05	6.300	38.68	320,000.00
5089	1002050381	592	39.06	8.000	38.76	50,000.00
5090	1002050620	621	62.26	5.990	32.71	330,000.00
5091	1002050899	707	86.67	5.990	47.79	403,000.00
5092	1002051175	642	80.00	7.475	49.52	128,000.00
5093	1002051326	620	80.00	7.000	49.88	96,000.00
5094	1002051790	614	80.00	6.250	41.37	396,000.00
5095	1002052067	599	40.67	6.700	41.92	122,000.00
5096	1002052156	641	71.70	6.450	47.10	190,000.00
5097	1002052218	589	65.31	6.550	39.30	160,000.00
5098	1002052842	592	73.62	7.250	41.20	120,000.00
5099	1002052879	636	79.63	7.250	35.72	75,650.00
5100	1002052913	637	66.67	6.250	21.03	60,000.00
5101	1002053039	642	80.00	8.800	45.05	50,400.00
5102	1002053253	615	93.13	8.250	31.26	149,000.00
5103	1002053538	589	78.00	6.850	49.76	312,000.00
5104	1002053583	627	80.00	6.350	38.00	348,000.00
5105	1002053609	659	80.00	7.150	49.95	106,400.00
5106	1002054010	556	70.00	7.600	49.09	59,500.00
5107	1002054136	606	80.00	7.300	45.71	136,920.00
5108	1002054449	514	55.22	5.990	42.30	254,000.00
5109	1002054706	619	95.00	7.400	45.46	125,400.00
5110	1002054840	579	61.22	6.990	46.73	300,000.00
5111	1002054975	604	63.33	7.750	41.29	190,000.00
5112	1002054984	615	61.54	7.500	28.92	120,000.00
5113	1002055162	643	44.24	6.550	29.18	73,000.00
5114	1002055661	625	70.83	6.250	51.69	425,000.00
5115	1002055901	575	80.00	8.025	36.87	97,600.00
5116	1002056189	584	28.92	6.650	45.70	120,000.00
5117	1002056198	701	80.00	6.100	26.86	184,000.00
5118	1002056786	570	76.92	6.925	51.70	80,000.00
5119	1002056848	694	83.44	6.450	51.85	534,000.00
5120	1002057008	549	80.00	8.725	48.37	93,600.00
5121	1002057035	614	40.74	5.975	50.96	138,500.00
5122	1002057570	614	89.77	6.500	48.57	316,000.00
5123	1002057696	603	80.00	6.990	47.94	179,200.00
5124	1002057703	630	80.00	7.300	42.00	192,000.00
5125	1002057712	669	85.00	6.450	47.31	255,000.00
5126	1002057972	660	90.00	6.850	46.23	517,500.00
5127	1002058212	767	90.00	5.990	43.11	378,000.00
5128	1002058338	649	79.52	6.475	48.23	330,000.00

	A	B	C	D	E	F
5129	1002058604	563	55.00	6.850	49.58	165,000.00
5130	1002059177	600	90.00	7.550	36.25	83,250.00
5131	1002059186	572	80.00	5.990	48.25	372,000.00
5132	1002059248	642	40.86	6.500	48.57	143,000.00
5133	1002059587	613	90.00	8.800	18.17	153,000.00
5134	1002059916	596	53.63	8.575	31.78	85,000.00
5135	1002060637	606	68.09	6.850	29.75	160,000.00
5136	1002061360	532	83.04	7.450	35.20	93,000.00
5137	1002062181	589	79.90	8.200	35.21	79,500.00
5138	1002062261	681	80.00	6.850	46.62	184,000.00
5139	1002062305	599	82.63	7.400	45.80	147,000.00
5140	1002062378	656	90.00	6.000	40.41	756,000.00
5141	1002063518	655	54.58	6.350	47.15	131,000.00
5142	1002063803	678	59.08	6.550	51.33	400,000.00
5143	1002064447	602	53.54	5.990	49.95	265,000.00
5144	1002064768	564	67.83	7.675	49.51	234,000.00
5145	1002065623	592	59.02	6.150	23.89	180,000.00
5146	1002065883	680	80.00	7.550	23.65	90,080.00
5147	1002066203	745	95.00	8.650	45.30	131,575.00
5148	1002066597	657	90.00	5.990	36.79	253,800.00
5149	1002067293	588	80.00	8.100	50.15	105,600.00
5150	1002067328	568	80.00	9.850	33.92	58,400.00
5151	1002067550	625	85.00	7.625	1.60	212,500.00
5152	1002067612	644	60.50	5.990	48.57	242,000.00
5153	1002067685	660	90.00	6.600	45.30	306,000.00
5154	1002067989	645	65.00	6.125	30.11	178,750.00
5155	1002069335	604	80.00	8.700	43.71	209,600.00
5156	1002069683	610	42.02	7.650	39.53	100,000.00
5157	1002069923	601	80.00	6.700	52.96	146,400.00
5158	1002071359	653	80.13	7.400	46.25	60,100.00
5159	1002071518	651	80.00	7.600	45.81	156,800.00
5160	1002071867	685	73.00	6.050	48.11	365,000.00
5161	1002072303	756	80.00	7.500	41.43	90,400.00
5162	1002072410	663	80.00	6.500	38.28	128,000.00
5163	1002072722	638	80.00	6.990	39.69	152,000.00
5164	1002072937	594	80.00	7.575	28.18	148,800.00
5165	1002072955	606	48.76	6.750	44.57	256,000.00
5166	1002073026	664	75.00	6.200	22.50	124,500.00
5167	1002073641	664	40.00	6.990	49.97	116,000.00
5168	1002073892	612	64.06	6.600	31.38	205,000.00
5169	1002074203	663	35.71	5.950	25.40	50,000.00
5170	1002074212	571	56.67	9.350	45.99	51,000.00
5171	1002074285	721	90.00	9.650	43.64	81,000.00
5172	1002074668	635	78.56	6.990	32.90	70,700.00
5173	1002075060	624	70.42	6.150	33.08	269,000.00
5174	1002075177	579	75.00	8.450	26.75	125,250.00
5175	1002075523	623	80.00	6.100	49.34	302,400.00
5176	1002076354	671	70.00	6.000	38.92	147,000.00
5177	1002076559	646	90.00	6.900	48.45	382,500.00
5178	1002077184	563	90.00	7.490	49.72	102,510.00
5179	1002077237	696	90.00	8.000	46.52	283,500.00
5180	1002077521	579	69.35	6.900	44.70	215,000.00
5181	1002077736	675	80.00	6.500	48.82	188,560.00
5182	1002078655	591	38.54	7.550	47.85	50,100.00

	A	B	C	D	E	F
5183	1002079048	602	85.00	7.650	50.12	61,200.00
5184	1002079645	707	48.48	5.990	43.54	160,000.00
5185	1002080045	678	90.00	7.990	34.40	112,500.00
5186	1002080107	586	80.00	8.100	28.17	172,000.00
5187	1002080205	625	79.10	6.100	43.53	265,000.00
5188	1002080679	624	87.50	6.750	46.49	350,000.00
5189	1002081071	604	44.05	6.750	34.82	185,000.00
5190	1002082542	735	80.00	7.300	38.00	150,400.00
5191	1002083015	554	53.80	6.600	27.38	163,000.00
5192	1002083131	530	80.00	6.990	39.27	152,000.00
5193	1002083596	603	80.00	7.150	41.67	116,000.00
5194	1002083818	526	56.25	8.300	35.46	213,750.00
5195	1002084229	665	60.98	6.650	34.16	250,000.00
5196	1002084425	529	75.00	9.750	33.65	90,000.00
5197	1002084808	679	90.00	5.990	49.30	405,000.00
5198	1002084871	580	70.00	6.475	53.78	525,000.00
5199	1002085111	560	85.00	7.900	47.58	63,750.00
5200	1002085950	644	75.00	6.550	33.73	60,000.00
5201	1002086147	543	80.00	6.950	50.83	84,000.00
5202	1002086165	643	64.41	5.850	25.20	438,000.00
5203	1002086799	651	80.00	6.600	47.53	96,472.00
5204	1002087495	622	45.40	8.350	38.49	143,000.00
5205	1002087636	580	75.00	9.050	25.39	129,000.00
5206	1002088412	666	80.00	6.375	38.76	97,600.00
5207	1002088653	625	64.81	7.750	47.52	175,000.00
5208	1002088840	565	18.77	7.750	13.14	55,000.00
5209	1002089297	608	80.00	7.400	43.93	188,800.00
5210	1002089420	678	80.00	6.550	50.59	123,200.00
5211	1002090454	664	79.37	6.400	32.82	250,000.00
5212	1002091104	620	88.60	6.990	31.99	233,159.00
5213	1002091220	672	73.33	7.950	46.56	275,000.00
5214	1002092256	610	95.00	6.990	50.71	289,750.00
5215	1002092577	526	80.00	6.000	39.42	196,000.00
5216	1002094138	583	75.00	7.950	46.36	86,250.00
5217	1002095949	687	95.00	8.650	52.40	57,000.00
5218	1002095967	600	56.18	7.800	25.92	50,000.00
5219	1002096145	543	58.70	8.500	31.24	54,000.00
5220	1002096270	776	80.00	8.250	38.79	240,000.00
5221	1002096760	658	80.00	7.338	30.05	156,400.00
5222	1002096797	610	65.00	5.990	48.70	68,900.00
5223	1002096895	654	46.88	5.990	54.77	150,000.00
5224	1002097037	639	90.00	9.200	49.65	139,500.00
5225	1002097224	566	52.50	8.800	22.91	73,500.00
5226	1002097377	566	65.00	8.800	22.39	107,250.00
5227	1002097616	622	90.00	6.750	54.50	121,500.00
5228	1002098447	603	72.46	7.650	54.49	100,000.00
5229	1002098651	630	80.00	7.800	43.00	236,000.00
5230	1002099981	662	80.00	6.900	21.87	118,800.00
5231	1002101086	604	80.00	8.550	30.07	54,400.00
5232	1002101585	618	80.00	7.400	38.41	106,320.00
5233	1002103930	644	75.00	6.600	42.50	219,000.00
5234	1002104225	562	45.75	5.990	45.97	199,000.00
5235	1002105180	583	75.00	7.600	29.48	110,250.00
5236	1002105457	657	80.00	6.250	36.03	436,000.00

	A	B	C	D	E	F
5237	1002106312	716	85.00	7.550	50.02	459,000.00
5238	1002106330	673	89.29	7.000	29.93	87,500.00
5239	1002106526	580	79.60	8.798	39.56	99,500.00
5240	1002106875	644	74.98	6.990	40.85	232,450.00
5241	1002107400	665	86.21	7.450	49.13	50,000.00
5242	1002108169	558	80.00	7.650	37.03	89,920.00
5243	1002108258	618	83.87	7.650	12.45	122,450.00
5244	1002109195	665	75.00	6.500	45.47	150,750.00
5245	1002109667	585	68.01	6.250	14.69	143,500.00
5246	1002109701	803	32.00	8.500	41.69	320,000.00
5247	1002109989	581	75.00	7.400	47.85	67,650.00
5248	1002111501	585	86.93	6.700	43.42	133,000.00
5249	1002111752	552	82.78	8.850	45.49	95,200.00
5250	1002112476	586	78.32	8.750	45.07	74,400.00
5251	1002112920	625	78.03	5.990	46.08	245,000.00
5252	1002112984	661	95.00	8.800	14.49	204,250.00
5253	1002114223	719	70.00	6.250	40.83	133,000.00
5254	1002114633	604	28.33	7.513	46.47	85,000.00
5255	1002115188	683	90.00	6.700	41.59	162,000.00
5256	1002115801	607	90.00	6.900	47.21	107,100.00
5257	1002116356	552	50.00	7.100	16.00	86,000.00
5258	1002116784	621	80.00	6.075	44.19	197,600.00
5259	1002117024	604	80.00	7.300	26.90	84,000.00
5260	1002117364	578	79.61	7.850	44.43	121,000.00
5261	1002118014	577	90.00	6.750	30.85	124,371.00
5262	1002118336	732	76.19	6.725	40.84	80,000.00
5263	1002119433	648	95.00	8.450	35.35	52,250.00
5264	1002119558	615	90.00	7.600	40.83	94,500.00
5265	1002120225	619	43.32	6.850	36.07	159,000.00
5266	1002120485	587	75.00	7.025	31.35	120,000.00
5267	1002120653	630	56.08	6.700	38.68	71,500.00
5268	1002121368	650	52.80	6.750	52.31	108,250.00
5269	1002122205	596	80.00	6.400	41.19	249,264.00
5270	1002122330	553	70.00	6.500	49.38	262,500.00
5271	1002122722	602	70.00	7.638	53.29	91,000.00
5272	1002123446	657	83.49	6.700	40.52	263,000.00
5273	1002124873	684	90.00	6.790	39.30	122,413.00
5274	1002125051	671	84.38	7.150	46.29	175,500.00
5275	1002125266	640	80.00	6.200	27.74	207,920.00
5276	1002125300	656	80.00	6.750	45.33	244,000.00
5277	1002125382	723	90.00	7.490	41.64	315,000.00
5278	1002126336	614	73.20	6.950	47.79	183,000.00
5279	1002127335	808	72.16	6.900	37.68	306,698.00
5280	1002128860	601	85.00	7.490	39.69	71,400.00
5281	1002128995	583	72.99	7.400	30.40	63,500.00
5282	1002129244	788	90.00	8.625	39.43	238,500.00
5283	1002131026	740	87.69	5.990	47.28	285,000.00
5284	1002131437	620	80.00	8.000	47.95	160,000.00
5285	1002131598	631	85.00	6.550	37.52	344,250.00
5286	1002131801	638	80.00	7.300	36.50	133,600.00
5287	1002132034	578	70.00	7.738	46.29	84,700.00
5288	1002132301	727	80.00	8.138	37.52	83,200.00
5289	1002132427	715	91.20	7.750	17.94	68,400.00
5290	1002133104	561	50.00	6.250	47.07	200,000.00

	A	B	C	D	E	F
5291	1002133738	655	76.47	6.675	36.25	195,000.00
5292	1002133836	631	56.25	7.450	25.01	67,500.00
5293	1002135246	665	45.00	5.990	43.88	90,000.00
5294	1002135692	596	52.62	5.990	33.69	342,000.00
5295	1002135898	665	61.45	7.800	15.88	51,000.00
5296	1002136664	664	100.00	8.450	40.79	92,500.00
5297	1002137191	667	80.00	8.050	38.40	104,000.00
5298	1002137315	572	75.00	8.850	40.54	52,500.00
5299	1002137690	666	92.81	6.500	49.62	148,500.00
5300	1002138430	576	90.00	8.900	45.23	117,000.00
5301	1002138742	630	45.24	6.950	53.73	114,000.00
5302	1002138822	645	78.49	7.150	39.12	208,000.00
5303	1002139634	546	79.68	7.050	38.36	123,500.00
5304	1002139652	729	88.07	6.800	50.52	155,000.00
5305	1002139929	707	90.00	6.970	45.84	549,000.00
5306	1002139974	675	88.13	6.250	46.69	423,000.00
5307	1002140515	589	30.88	7.000	43.35	105,000.00
5308	1002140677	624	80.00	6.800	40.97	124,000.00
5309	1002141774	580	92.65	7.500	44.45	94,500.00
5310	1002143111	606	90.00	6.850	35.95	279,000.00
5311	1002144147	663	90.00	5.990	42.42	252,000.00
5312	1002144423	603	67.80	6.850	45.12	200,000.00
5313	1002145654	679	80.00	7.675	45.20	120,000.00
5314	1002146537	590	72.57	8.500	47.80	82,000.00
5315	1002146822	585	74.48	6.600	41.55	108,000.00
5316	1002146984	666	80.00	6.450	33.17	119,860.00
5317	1002147466	598	80.00	7.400	33.04	107,200.00
5318	1002148615	617	25.45	6.500	18.20	350,000.00
5319	1002149838	568	80.00	8.800	49.79	61,600.00
5320	1002150996	602	80.00	6.250	46.49	172,800.00
5321	1002151147	600	80.00	6.990	34.71	129,936.00
5322	1002151824	679	80.00	7.900	24.44	88,400.00
5323	1002154117	590	71.96	6.800	31.57	77,000.00
5324	1002154331	597	79.43	6.650	49.16	278,000.00
5325	1002155170	580	33.73	6.250	22.06	85,000.00
5326	1002155367	648	73.33	7.900	39.09	55,000.00
5327	1002156204	637	85.00	6.750	46.13	327,250.00
5328	1002156366	609	80.00	8.050	45.49	86,400.00
5329	1002157908	540	80.00	7.900	37.38	100,000.00
5330	1002158382	644	80.00	7.413	34.11	92,000.00
5331	1002158747	521	58.46	7.400	20.28	76,000.00
5332	1002158970	613	80.00	6.990	30.47	100,000.00
5333	1002159318	720	78.43	6.550	36.06	120,000.00
5334	1002160093	589	80.00	5.990	45.89	108,000.00
5335	1002160663	630	80.00	6.050	36.14	116,925.00
5336	1002161369	603	80.00	6.650	27.96	116,800.00
5337	1002161948	539	60.32	7.750	44.86	228,000.00
5338	1002164311	674	60.16	6.750	36.00	225,000.00
5339	1002165132	674	80.00	8.813	48.43	148,000.00
5340	1002166079	516	56.95	8.500	32.65	54,100.00
5341	1002166195	645	80.00	7.225	22.93	133,840.00
5342	1002166658	602	88.10	7.300	34.86	111,000.00
5343	1002167292	650	80.00	8.700	36.13	184,000.00
5344	1002167327	608	90.00	6.800	40.40	288,000.00

	A	B	C	D	E	F
5345	1002168166	568	74.40	8.350	31.35	61,750.00
5346	1002168317	632	80.00	7.990	41.40	328,000.00
5347	1002168326	662	90.00	8.650	29.79	153,000.00
5348	1002169183	659	54.88	6.250	32.10	225,000.00
5349	1002169717	582	37.14	6.450	49.06	65,000.00
5350	1002170288	621	80.00	7.500	44.75	80,000.00
5351	1002172482	634	71.90	7.000	41.00	110,000.00
5352	1002172598	618	59.76	5.990	47.54	300,000.00
5353	1002172847	667	68.84	6.650	41.34	95,000.00
5354	1002174284	650	77.21	6.000	47.45	332,000.00
5355	1002174373	529	64.76	7.950	54.27	147,000.00
5356	1002174417	612	68.47	6.650	28.65	120,500.00
5357	1002175675	689	80.00	6.750	39.11	100,000.00
5358	1002176013	596	85.00	7.800	44.51	85,000.00
5359	1002176380	738	80.00	7.800	42.37	82,240.00
5360	1002176424	683	80.00	6.990	38.30	152,000.00
5361	1002176772	554	21.33	6.875	48.02	160,000.00
5362	1002177236	601	75.93	6.500	37.50	205,000.00
5363	1002177584	667	87.98	6.750	41.45	300,000.00
5364	1002177646	598	75.00	6.650	35.35	60,000.00
5365	1002177735	636	90.00	6.990	18.95	193,410.00
5366	1002180099	641	60.00	6.500	35.01	288,000.00
5367	1002180213	653	80.00	6.350	44.40	104,000.00
5368	1002180277	592	70.00	6.600	41.03	273,000.00
5369	1002180972	685	80.00	7.750	49.87	140,000.00
5370	1002182355	618	77.78	7.250	34.39	70,000.00
5371	1002182863	608	83.67	7.500	45.18	100,400.00
5372	1002183078	674	80.00	7.850	33.76	128,000.00
5373	1002183372	603	80.00	6.200	39.54	122,240.00
5374	1002185245	568	77.24	7.350	29.40	112,000.00
5375	1002185799	620	80.00	8.300	49.43	58,160.00
5376	1002186958	626	80.00	7.150	31.47	89,600.00
5377	1002187350	622	40.45	6.400	52.95	89,000.00
5378	1002187494	717	90.00	8.700	36.38	94,500.00
5379	1002188153	600	37.14	7.050	26.22	130,000.00
5380	1002188457	588	80.00	8.000	23.32	52,000.00
5381	1002190168	533	72.56	8.250	23.82	62,400.00
5382	1002192335	604	75.00	6.675	46.62	105,000.00
5383	1002192451	647	54.04	6.250	22.43	154,000.00
5384	1002192825	742	89.89	5.990	49.70	395,500.00
5385	1002193771	620	80.00	7.300	44.14	100,000.00
5386	1002194486	661	88.50	7.450	32.59	97,350.00
5387	1002195083	666	80.00	7.200	47.14	83,200.00
5388	1002196563	681	49.30	6.050	47.66	350,000.00
5389	1002196581	549	80.00	9.700	37.90	56,000.00
5390	1002197401	652	67.50	7.375	32.84	59,400.00
5391	1002199061	599	85.00	8.800	45.56	50,150.00
5392	1002199882	624	80.00	7.000	30.11	76,800.00
5393	1002201316	665	85.26	7.500	44.42	81,000.00
5394	1002201888	585	65.31	7.150	36.54	160,000.00
5395	1002203822	621	80.00	6.750	42.21	188,000.00
5396	1002204509	653	80.00	6.650	30.53	160,888.00
5397	1002204929	639	73.66	6.500	32.47	316,000.00
5398	1002205090	582	80.00	8.200	43.12	101,440.00

	A	B	C	D	E	F
5399	1002205349	683	94.44	7.850	13.56	102,000.00
5400	1002207677	676	65.00	7.250	24.76	104,000.00
5401	1002208248	657	85.00	6.300	44.28	158,950.00
5402	1002208970	644	90.00	7.750	32.81	58,500.00
5403	1002210734	531	73.08	6.500	34.68	95,000.00
5404	1002212037	706	85.00	5.990	40.17	267,750.00
5405	1002212359	635	80.00	8.200	47.24	129,600.00
5406	1002215739	645	80.00	7.575	45.77	106,400.00
5407	1002220199	541	67.00	7.850	21.15	67,000.00
5408	1002221312	630	80.00	8.200	21.53	61,600.00
5409	1002221321	653	80.00	7.950	46.40	250,871.00
5410	1002223686	699	85.00	5.990	29.69	72,250.00
5411	1002224382	699	90.00	6.990	18.88	52,470.00
5412	1002227281	640	95.00	8.300	40.80	111,625.00
5413	1002227780	591	80.00	7.400	45.07	170,520.00
5414	1002229252	623	94.86	6.750	48.18	240,000.00
5415	1002230794	622	80.00	6.450	50.60	80,000.00
5416	1002234861	779	80.00	8.100	52.10	124,800.00
5417	1002235209	764	90.00	7.300	42.83	225,000.00
5418	1002235904	614	49.09	6.990	38.70	270,000.00
5419	1002238242	578	80.00	7.400	47.31	80,960.00
5420	1002239553	626	80.00	6.325	27.43	161,600.00
5421	1002239679	610	76.21	6.100	44.29	110,500.00
5422	1002240435	642	80.00	7.800	38.97	120,000.00
5423	1002241069	600	58.54	6.500	46.32	240,000.00
5424	1002242184	613	80.00	8.000	22.93	64,000.00
5425	1002242736	656	80.00	8.200	41.75	97,520.00
5426	1002243851	807	80.00	6.990	22.36	125,600.00
5427	1002244084	600	57.14	6.250	28.96	180,000.00
5428	1002244529	672	90.00	9.000	19.39	83,610.00
5429	1002245895	764	95.00	7.450	48.74	83,600.00
5430	1002247991	620	85.00	7.750	27.09	136,000.00
5431	1002248892	618	80.00	8.000	20.99	108,000.00
5432	1002249178	504	50.00	8.450	46.52	54,000.00
5433	1002255730	669	90.00	7.500	46.97	202,500.00
5434	1002259727	666	80.00	8.000	50.31	80,000.00
5435	1002259763	572	52.17	6.750	40.87	150,000.00
5436	1002268110	609	64.94	10.100	7.25	50,000.00
5437	1002270027	769	80.00	6.800	35.75	82,000.00

NCHET 2005-A

	New Century Mortgage Corp.
FICO avg	640
FICO stdev	57
FICO < 500 %	0.00%
FICO < 560 %	8.11%
10th Percentile FICO	556
90th Percentile FICO	702
CLTV avg	75.54%
CLTV >80%	34.85%
SS CLTV	77.21%
% With Silent Seconds	9.08%
10th Percentile CLTV	53.89%
90th Percentile CLTV	90.00%
Full Doc %	71.00%
Loan Bal avg	$182,009.45
DTI %	40.16%
DTI >45%	37.14%
Purch %	11.64%
Cash Out %	75.57%
Fxd %	100.00%
3 yr ARM >= %	0.00%
WAC avg	6.73%
WAC stdev	0.99%
1st Lien %	100.00%
MI %	0.00%
MI Insurer	N/A
CA %	30.04%
Sng Fam %	76.01%
Invt Prop %	5.51%
MH %	0.03%
IO %	0.00%
2yr IO%	0.00%
IO non-Full Doc %	0.00%
2-4 Fam %	8.19%
Prim Occ %	93.49%

NCHET 2005-A

[illegible]

Row	A	B
45	<$100K Bal %	10.94%
46	2yr Prepay Penalty %	0.86%
47	Initial Target OC%	0.55%
48	Total C/E % AAA	10.10%
49	Total C/E% AA	5.30%
50	Total C/E% AA	3.50%

NCHET 2005-A

Row	Originator/ Source	WA LTV	WA CLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%	DTI% > 45	% with MI
56	New Century Mortgage Corp.	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00
57	Total:	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00

Row	Documentation	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
60	Full	76.42	76.42	78.12	634	6.642	71.00	9.77	4.47	100.00	9.31	28.76	100.00	0.00	40.43	38.73	0.00
61	Non-Full	73.40	73.40	74.97	653	6.953	29.00	16.23	8.05	100.00	8.52	33.17	0.00	0.00	39.48	33.25	0.00
62	Total:	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00

Row	Interest Only	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
65	2-yr IO																
66	Other IO																
67	Non-IO	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00
68	Total	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00

Row	FICO	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
71	<= 559	71.10	71.10	71.50	538	7.792	8.11	6.47	2.69	100.00	3.69	19.85	83.82	0.00	40.13	37.22	0.00
72	560 - 599	72.83	72.83	73.78	583	7.051	14.60	7.14	2.69	100.00	5.39	22.18	77.95	0.00	39.57	36.24	0.00
73	600 - 639	75.89	75.89	77.38	620	6.723	28.83	8.78	3.93	100.00	8.12	25.70	75.35	0.00	40.18	36.08	0.00
74	640 - 679	76.59	76.59	78.88	658	6.518	26.10	11.87	5.84	100.00	12.24	32.68	65.41	0.00	40.35	38.53	0.00
75	680 >=	77.25	77.25	79.36	717	6.402	22.35	19.87	10.01	100.00	10.99	41.37	62.73	0.00	40.32	37.46	0.00
76	Total:	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00

Row	Low Balance	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI
79	<80,000.00	74.54	74.54	75.53	609	7.741	5.53	13.93	14.28	100.00	5.55	3.07	76.26	0.00	35.61	24.08	0.00
80	80,000.00 - 99,999.99	75.90	75.90	78.43	616	7.313	5.41	14.50	10.45	100.00	13.01	5.45	76.13	0.00	37.44	29.33	0.00
81	100,000.00 >=	75.58	75.58	77.24	643	6.634	89.06	11.32	4.66	100.00	9.06	33.20	70.36	0.00	40.61	38.43	0.00
82	Total:	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00

Row	Lien Position	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI %	DTI% > 45	% with MI

NCHET 2005-A

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q
1	[illegible]																
2																	
3																	
4																	
5																	
6																	
7				NCHET 2005-A													
85	1st Lien	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00
86	Total	75.54	75.54	77.21	640	6.732	100.00	11.64	5.51	100.00	9.08	30.04	71.00	0.00	40.16	37.14	0.00

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
1	1	ARM																		
2	2	Owner occupied																		
3	3	Purchase																		
4	4	Full doc																		
5	5	First lien																		
6	6	Fixed																		
7	7	Non-owner occupied																		
8	8	Refinancing																		
9	9	Limited doc																		
10	10	Second lien																		
11						1	2	3	4	5	6	7	8	9	10	11		First Liens (excl. multi-family)		
12	1	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
13		Owner occupied		1	<500	1%														State
14		Purchase		2	501-525	2%													1	
15		Full doc		3	526-550														2	
16		First lien		4	551-575														3	
17				5	576-600														4	
18				6	601-625														5	
19				7	626-650														6	
20				8	651-675														7	
21				9	676-700														8	
22				10	>700														9	
23																			10	
24						1	2	3	4	5	6	7	8	9	10	11			11	
25	2	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			12	
26		Owner occupied		1	<500														13	
27		Refinancing		2	501-525														14	
28		Full doc		3	526-550														15	
29		First lien		4	551-575														16	
30				5	576-600														17	
31				6	601-625														18	
32				7	626-650														19	
33				8	651-675														20	
34				9	676-700														21	
35				10	>700														22	
36																			23	
37						1	2	3	4	5	6	7	8	9	10	11			24	
38	3	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			25	
39		Owner occupied		1	<500														26	
40		Purchase		2	501-525														27	

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
41		Limited doc		3	526-550														28	
42		First lien		4	551-575														29	
43				5	576-600														30	
44				6	601-625														31	
45				7	626-650														32	
46				8	651-675														33	
47				9	676-700														34	
48				10	>700														35	
49																			36	
50						1	2	3	4	5	6	7	8	9	10	11			37	
51	4	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			38	
52		Owner occupied		1	<500														39	
53		Refinancing		2	501-525														40	
54		Limited doc		3	526-550														41	
55		First lien		4	551-575														42	
56				5	576-600														43	
57				6	601-625														44	
58				7	626-650														45	
59				8	651-675														46	
60				9	676-700														47	
61				10	>700														48	
62																			49	
63						1	2	3	4	5	6	7	8	9	10	11			50	
64	5	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			51	
65		Owner occupied		1	<500															
66		Purchase		2	501-525															
67		Full doc		3	526-550													Second liens		
68		Second lien		4	551-575															CLTV (exc
69				5	576-600														Start LTV	<55
70				6	601-625														<55	
71				7	626-650														56-60	
72				8	651-675														61-65	
73				9	676-700														66-70	
74				10	>700														71-75	
75																			76-80	
76						1	2	3	4	5	6	7	8	9	10	11			81-85	
77	6	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			86-90	
78		Owner occupied		1	<500														91-95	
79		Refinancing		2	501-525														96-100	
80		Full doc		3	526-550														>100	

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
81		Second lien		4	551-575															
82				5	576-600															
83				6	601-625													First liens-multifamily		
84				7	626-650															
85				8	651-675															State
86				9	676-700														1	
87				10	>700														2	
88																			3	
89						1	2	3	4	5	6	7	8	9	10	11			4	
90	7	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			5	
91		Owner occupied		1	<500														6	
92		Purchase		2	501-525														7	
93		Limited doc.		3	526-550														8	
94		Second lien		4	551-575														9	
95				5	576-600														10	
96				6	601-625														11	
97				7	626-650														12	
98				8	651-675														13	
99				9	676-700														14	
100				10	>700														15	
101																			16	
102						1	2	3	4	5	6	7	8	9	10	11			17	
103	8	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			18	
104		Owner occupied		1	<500														19	
105		Refinancing		2	501-525														20	
106		Limited doc.		3	526-550														21	
107		Second lien		4	551-575														22	
108				5	576-600														23	
109				6	601-625														24	
110				7	626-650														25	
111				8	651-675														26	
112				9	676-700														27	
113				10	>700														28	
114																			29	
115						1	2	3	4	5	6	7	8	9	10	11			30	
116	9	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			31	
117		Non-owner occupied		1	<500														32	
118		Purchase		2	501-525														33	
119		Full doc.		3	526-550														34	
120		First lien		4	551-575														35	

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
121				5	576-600														36	
122				6	601-625														37	
123				7	626-650														38	
124				8	651-675														39	
125				9	676-700														40	
126				10	>700														41	
127																			42	
128						1	2	3	4	5	6	7	8	9	10	11			43	
129	10	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100			44	
130		Non-owner occupied		1	<500														45	
131		Refinancing		2	501-525														46	
132		Full doc		3	526-550														47	
133		First lien		4	551-575														48	
134				5	576-600														49	
135				6	601-625														50	
136				7	626-650														51	
137				8	651-675															
138				9	676-700															
139				10	>700															
140																				
141						1	2	3	4	5	6	7	8	9	10	11				
142	11	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
143		Non-owner occupied		1	<500															
144		Purchase		2	501-525															
145		Limited doc		3	526-550															
146		First lien		4	551-575															
147				5	576-600															
148				6	601-625															
149				7	626-650															
150				8	651-675															
151				9	676-700															
152				10	>700															
153																				
154						1	2	3	4	5	6	7	8	9	10	11				
155	12	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
156		Non-owner occupied		1	<500															
157		Refinancing		2	501-525															
158		Limited doc		3	526-550															
159		First lien		4	551-575															
160				5	576-600															

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
161				6	601-625															
162				7	626-650															
163				8	651-675															
164				9	676-700															
165				10	>700															
166																				
167						1	2	3	4	5	6	7	8	9	10	11				
168	13	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
169		Non-owner occupied		1	<500															
170		Purchase		2	501-525															
171		Full doc		3	526-550															
172		Second lien		4	551-575															
173				5	576-600															
174				6	601-625															
175				7	626-650															
176				8	651-675															
177				9	676-700															
178				10	>700															
179																				
180						1	2	3	4	5	6	7	8	9	10	11				
181	14	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
182		Non-owner occupied		1	<500															
183		Refinancing		2	501-525															
184		Full doc		3	526-550															
185		Second lien		4	551-575															
186				5	576-600															
187				6	601-625															
188				7	626-650															
189				8	651-675															
190				9	676-700															
191				10	>700															
192																				
193						1	2	3	4	5	6	7	8	9	10	11				
194	15	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
195		Non-owner occupied		1	<500															
196		Purchase		2	501-525															
197		Limited doc		3	526-550															
198		Second lien		4	551-575															
199				5	576-600															
200				6	601-625															

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
201				7	626-650															
202				8	651-675															
203				9	676-700															
204				10	>700															
205																				
206						1	2	3	4	5	6	7	8	9	10	11				
207	16	ARM				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
208		Non-owner occupied		1	<500															
209		Refinancing		2	501-525															
210		Limited doc		3	526-550															
211		Second lien		4	551-575															
212				5	576-600															
213				6	601-625															
214				7	626-650															
215				8	651-675															
216				9	676-700															
217				10	>700															
218																				
219						1	2	3	4	5	6	7	8	9	10	11				
220	17	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
221		Owner occupied		1	<500															
222		Purchase		2	501-525															
223		Full doc		3	526-550															
224		First lien		4	551-575															
225				5	576-600															
226				6	601-625															
227				7	626-650															
228				8	651-675															
229				9	676-700															
230				10	>700															
231																				
232						1	2	3	4	5	6	7	8	9	10	11				
233	18	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
234		Owner occupied		1	<500															
235		Refinancing		2	501-525															
236		Full doc		3	526-550															
237		First lien		4	551-575															
238				5	576-600															
239				6	601-625															
240				7	626-650															

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
241				8	651-675															
242				9	676-700															
243				10	>700															
244																				
245						1	2	3	4	5	6	7	8	9	10	11				
246	19	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
247		Owner occupied		1	<500															
248		Purchase		2	501-525															
249		Limited doc		3	526-550															
250		First lien		4	551-575															
251				5	576-600															
252				6	601-625															
253				7	626-650															
254				8	651-675															
255				9	676-700															
256				10	>700															
257																				
258						1	2	3	4	5	6	7	8	9	10	11				
259	20	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
260		Owner occupied		1	<500															
261		Refinancing		2	501-525															
262		Limited doc		3	526-550															
263		First lien		4	551-575															
264				5	576-600															
265				6	601-625															
266				7	626-650															
267				8	651-675															
268				9	676-700															
269				10	>700															
270																				
271						1	2	3	4	5	6	7	8	9	10	11				
272	21	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
273		Owner occupied		1	<500															
274		Purchase		2	501-525															
275		Full doc		3	526-550															
276		Second lien		4	551-575															
277				5	576-600															
278				6	601-625															
279				7	626-650															
280				8	651-675															

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
281				9	676-700															
282				10	>700															
283																				
284						1	2	3	4	5	6	7	8	9	10	11				
285	22	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
286		Owner occupied		1	<500															
287		Refinancing		2	501-525															
288		Full doc.		3	526-550															
289		Second lien		4	551-575															
290				5	576-600															
291				6	601-625															
292				7	626-650															
293				8	651-675															
294				9	676-700															
295				10	>700															
296																				
297						1	2	3	4	5	6	7	8	9	10	11				
298	23	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
299		Owner occupied		1	<500															
300		Purchase		2	501-525															
301		Limited doc.		3	526-550															
302		Second lien		4	551-575															
303				5	576-600															
304				6	601-625															
305				7	626-650															
306				8	651-675															
307				9	676-700															
308				10	>700															
309																				
310						1	2	3	4	5	6	7	8	9	10	11				
311	24	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
312		Owner occupied		1	<500															
313		Refinancing		2	501-525															
314		Limited doc.		3	526-550															
315		Second lien		4	551-575															
316				5	576-600															
317				6	601-625															
318				7	626-650															
319				8	651-675															
320				9	676-700															

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
321				10	>700															
322																				
323						1	2	3	4	5	6	7	8	9	10	11				
324	25	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
325		Non-owner occupied		1	<500															
326		Purchase		2	501-525															
327		Full doc.		3	526-550															
328		First lien		4	551-575															
329				5	576-600															
330				6	601-625															
331				7	626-650															
332				8	651-675															
333				9	676-700															
334				10	>700															
335																				
336						1	2	3	4	5	6	7	8	9	10	11				
337	26	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
338		Non-owner occupied		1	<500															
339		Refinancing		2	501-525															
340		Full doc.		3	526-550															
341		First lien		4	551-575															
342				5	576-600															
343				6	601-625															
344				7	626-650															
345				8	651-675															
346				9	676-700															
347				10	>700															
348																				
349						1	2	3	4	5	6	7	8	9	10	11				
350	27	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
351		Non-owner occupied		1	<500															
352		Purchase		2	501-525															
353		Limited doc.		3	526-550															
354		First lien		4	551-575															
355				5	576-600															
356				6	601-625															
357				7	626-650															
358				8	651-675															
359				9	676-700															
360				10	>700															

28 Fixed
Non-owner occupied
Refinancing
Limited doc
First lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

29 Fixed
Non-owner occupied
Purchase
Full doc
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

30 Fixed
Non-owner occupied
Refinancing
Full doc
Second lien

		1	2	3	4	5	6	7	8	9	10	11
		<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
1	<500											
2	501-525											
3	526-550											
4	551-575											
5	576-600											
6	601-625											
7	626-650											
8	651-675											
9	676-700											
10	>700											

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
401						1	2	3	4	5	6	7	8	9	10	11				
402	31	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
403		Non-owner occupied		1	<500															
404		Purchase		2	501-525															
405		Limited doc.		3	526-550															
406		Second lien		4	551-575															
407				5	576-600															
408				6	601-625															
409				7	626-650															
410				8	651-675															
411				9	676-700															
412				10	>700															
413																				
414						1	2	3	4	5	6	7	8	9	10	11				
415	32	Fixed				<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100				
416		Non-owner occupied		1	<500															
417		Refinancing		2	501-525															
418		Limited doc.		3	526-550															
419		Second lien		4	551-575															
420				5	576-600															
421				6	601-625															
422				7	626-650															
423				8	651-675															
424				9	676-700															
425				10	>700															

	U	V	W	X	Y	Z	AA	AB	AC	AD	AE
1											
2											
3											
4											
5											
6											
7											
8											
9											
10											
11											
12	CLTV (excl. SS)										
13	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
14											
15											
16											
17											
18											
19											
20											
21											
22											
23											
24											
25											
26											
27											
28											
29											
30											
31											
32											
33											
34											
35											
36											
37											
38											
39											
40											

	U	V	W	X	Y	Z	AA	AB	AC	AD	AE
41											
42											
43											
44											
45											
46											
47											
48											
49											
50											
51											
52											
53											
54											
55											
56											
57											
58											
59											
60											
61											
62											
63											
64											
65											
66											
67											
68	. SS)										
69	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100	
70											
71											
72											
73											
74											
75											
76											
77											
78											
79											
80											

	U	V	W	X	Y	Z	AA	AB	AC	AD	AE
81											
82											
83											
84	CLTV (excl. SS)										
85	<55	56-60	61-65	66-70	71-75	76-80	81-85	86-90	91-95	96-100	>100
86											
87											
88											
89											
90											
91											
92											
93											
94											
95											
96											
97											
98											
99											
100											
101											
102											
103											
104											
105											
106											
107											
108											
109											
110											
111											
112											
113											
114											
115											
116											
117											
118											
119											
120											

	U	V	W	X	Y	Z	AA	AB	AC	AD	AE
121											
122											
123											
124											
125											
126											
127											
128											
129											
130											
131											
132											
133											
134											
135											
136											
137											
138											
139											
140											
141											
142											
143											
144											
145											
146											
147											
148											
149											
150											
151											
152											
153											
154											
155											
156											
157											
158											
159											
160											

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A

Instructions: Please also provide info on conforming and non-conforming pool

	aggregate pool	group: _______	group: _______	group: _______
gross WAC	6.732%			
wtd avg FICO	640			
FICO < 600	22.72%			
FICO 600-650	37.28%			
wtd avg CLTV	75.54%			
CLTV = 80	16.25%			
CLTV > 80.01	34.85%			
LTV 95.01 -100	0.52%			
Full Doc (%)	71.00%			
Stated Doc (%)	27.44%			
purch (%)	11.64%			
CO refi (%)	75.57%			
Own Occ (%)	93.49%			
Prepay Penalty (%)	80.81%			
DTI (%)	40.16%			
ARM ? (%)	0.00%			
2/28 (%)	0.00%			

	A	B	C	D	E	F	G	H
42	3/27 (%)	0.00%						
43	1st Lien (%)	100.00%						
44	Avg Loan Balance	$182,009.45						
45	# of Loans	5,435						
46	Loan Bal < $100k	10.94%						
47	Mtg Rates > 12%	0.01%						
48	Manuf Housing (%)	0.03%						
49								
50	largest state	CA (30.04%)						
51	silent 2nd (%)	9.08%						
52	IO loans (%)	0.00%						
53	5yr IO	0.00%						
54	2 yr IO	0.00%						
55	IO: FICO	0.00%						
56	IO LTV	0.00%						
57	IO DTI	0.00%						
58	IO full doc	0.00%						
59	IO: purch	0.00%						

Deal Name: NCHET 2005-A

Banc of America Securities

Cells in black represent percentages of total pool
Cells in blue represent averages or percentages for each row

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)	Current LTV	IO loans	silent 2nds
< 450	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
451-500	0.06%	0.00%	0.00%	0.06%	0.00%	0.06%	9.688	98,040.82	78.34	0.00%	0.00%
501-550	4.65%	0.60%	0.06%	5.30%	0.30%	4.43%	8.013	123,132.13	70.51	0.00%	3.21
551-600	13.94%	3.72%	0.27%	17.93%	1.33%	14.13%	7.086	152,337.33	72.26	0.00%	5.34
601-650	26.92%	9.26%	0.53%	36.71%	3.53%	28.63%	6.695	181,293.04	75.66	0.00%	9.20
651-700	16.77%	8.81%	0.53%	26.11%	3.48%	19.19%	6.458	204,171.47	76.41	0.00%	12.41
701-750	6.21%	3.88%	0.12%	10.21%	1.74%	7.08%	6.372	242,818.84	77.74	0.00%	9.29
751-800	2.41%	0.93%	0.05%	3.39%	1.14%	1.90%	6.413	234,838.53	75.10	0.00%	10.97
801-850	0.05%	0.24%	0.00%	0.29%	0.13%	0.16%	6.627	238,063.84	63.80	0.00%	4.40
Total	71.00%	27.44%	1.56%	100.00%	11.64%	75.57%	6.732	182,009.45	75.13	0.00%	9.08%

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Avg Prin Bal ($)	WAC	Gross Margin
0-10.00	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	563	50,000.00	6.880	N/A
10.01-20	0.00%	0.00%	0.01%	0.08%	0.08%	0.02%	0.00%	0.03%	0.01%	633	95,000.74	7.003	N/A
20.01-30	0.00%	0.00%	0.07%	0.07%	0.14%	0.13%	0.02%	0.06%	0.01%	643	109,754.11	6.538	N/A
30.01-40	0.00%	0.00%	0.10%	0.35%	0.68%	0.40%	0.14%	0.11%	0.04%	642	154,767.08	6.669	N/A
40.01-50	0.00%	0.00%	0.29%	0.85%	1.43%	1.23%	0.34%	0.17%	0.03%	637	166,023.05	6.544	N/A
50.01-60	0.00%	0.00%	0.67%	1.62%	2.50%	1.95%	0.65%	0.22%	0.00%	632	183,729.29	6.496	N/A
60.01-70	0.00%	0.00%	1.07%	3.85%	5.35%	3.31%	1.46%	0.43%	0.00%	630	192,598.44	6.557	N/A
70.01-80	0.00%	0.05%	2.17%	6.96%	14.03%	8.77%	3.07%	0.97%	0.20%	636	176,593.19	6.762	N/A
80.01-90	0.00%	0.01%	0.94%	3.85%	10.18%	8.52%	3.78%	1.25%	0.00%	649	192,536.89	6.796	N/A
90.01-100	0.00%	0.00%	0.00%	0.29%	2.32%	1.77%	0.76%	0.16%	0.00%	660	179,419.05	7.217	N/A
Total	0.00%	0.06%	5.30%	17.93%	36.71%	26.11%	10.21%	3.39%	0.29%	640	182,009.45	6.732	N/A

Prin Balance & FICO

Principal Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin
$1-$50,000	0.00%	0.00%	0.10%	0.15%	0.09%	0.08%	0.00%	0.00%	0.01%	595	63.27	7.889	N/A
$50,001-$100,000	0.00%	0.03%	1.52%	3.00%	3.77%	1.80%	0.58%	0.19%	0.03%	614	74.70	7.499	N/A
$100,001-$150,000	0.00%	0.01%	1.18%	3.85%	6.50%	3.72%	0.79%	0.24%	0.01%	625	75.09	7.071	N/A
$150,001 - $200,000	0.00%	0.00%	0.83%	3.00%	6.41%	3.66%	1.13%	0.43%	0.02%	633	72.32	6.786	N/A
$200,001 - $250,000	0.00%	0.02%	0.58%	2.42%	4.59%	3.45%	0.85%	0.49%	0.00%	637	73.95	6.626	N/A
$250,001 - $300,000	0.00%	0.00%	0.27%	1.86%	4.53%	3.45%	1.41%	0.37%	0.00%	645	74.88	6.451	N/A
$300,001 - $350,000	0.00%	0.00%	0.40%	1.31%	3.04%	2.71%	1.22%	0.58%	0.06%	654	76.39	6.506	N/A
$350,001 - $400,000	0.00%	0.00%	0.18%	0.77%	2.85%	2.13%	1.27%	0.30%	0.00%	656	78.56	6.397	N/A
$400,001 - $450,000	0.00%	0.00%	0.09%	0.55%	1.46%	1.55%	0.91%	0.26%	0.05%	662	77.12	6.341	N/A
$450,001 - $500,000	0.00%	0.00%	0.15%	0.48%	1.25%	1.40%	0.86%	0.05%	0.05%	655	79.01	6.369	N/A
$500,001 - $550,000	0.00%	0.00%	0.00%	0.16%	0.68%	0.73%	0.32%	0.05%	0.00%	665	80.50	6.306	N/A

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
1	Deal Name: NCHET 2005-A													
2												Banc of America Securities		
3	Cells in black represent percentages of total pool													
4	Cells in blue represent averages or percentages for each row													
47	**$550,001 - $600,000**	0.00%	0.00%	0.00%	0.17%	0.99%	0.71%	0.63%	0.23%	0.00%	671	77.77	6.421	N/A
48	**$600,001 - $650,000**	0.00%	0.00%	0.00%	0.19%	0.26%	0.13%	0.19%	0.13%	0.00%	666	72.56	6.428	N/A
49	**$650,001 - $700,000**	0.00%	0.00%	0.00%	0.00%	0.14%	0.34%	0.07%	0.00%	0.07%	683	66.09	6.245	N/A
50	**$700,001 - $750,000**	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	694	75.00	5.99	N/A
51	**Over &750.000**	0.00%	0.00%	0.00%	0.00%	0.16%	0.16%	0.00%	0.08%	0.00%	673	71.68	6.294	N/A
52	Total	0.00%	0.06%	5.30%	17.93%	36.71%	26.11%	10.21%	3.39%	0.29%	640	75.13	6.732	N/A

Deal Name: NCHET 2005-A

Banc of America Securities

Cells in black represent percentages of total pool
Cells in blue represent averages or percentages for each row

Mortg Rates & FICO

Mortgage Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin
4.001-4.5%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4.501-5.0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5.001-5.5%	0.00%	0.00%	0.00%	0.01%	0.06%	0.06%	0.08%	0.00%	0.00%	687	74.56	5.437	N/A
5.501-6.0%	0.00%	0.00%	0.15%	2.21%	8.34%	9.66%	4.77%	1.70%	0.08%	666	72.74	5.917	N/A
6.001-6.5%	0.00%	0.00%	0.31%	3.40%	9.89%	7.10%	2.23%	0.54%	0.08%	645	73.66	6.295	N/A
6.501-7.0%	0.00%	0.00%	0.75%	4.44%	9.15%	5.33%	1.79%	0.61%	0.10%	637	75.62	6.788	N/A
7.001-7.5%	0.00%	0.00%	0.67%	2.87%	4.09%	1.98%	0.63%	0.25%	0.00%	624	77.96	7.279	N/A
7.501-8.0%	0.00%	0.00%	1.05%	2.52%	3.29%	1.10%	0.44%	0.16%	0.00%	613	77.76	7.769	N/A
8.001-8.5%	0.00%	0.01%	0.65%	1.13%	0.92%	0.47%	0.10%	0.09%	0.03%	603	78.62	8.264	N/A
8.501-9.0%	0.00%	0.00%	0.75%	0.82%	0.67%	0.27%	0.11%	0.03%	0.00%	593	80.44	8.768	N/A
9.001-9.5%	0.00%	0.00%	0.36%	0.28%	0.15%	0.10%	0.03%	0.01%	0.00%	579	79.54	9.247	N/A
9.501-10.0%	0.00%	0.04%	0.41%	0.18%	0.11%	0.04%	0.03%	0.00%	0.00%	565	81.62	9.730	N/A
10.001-10.5%	0.00%	0.02%	0.11%	0.06%	0.02%	0.00%	0.00%	0.01%	0.00%	551	78.27	10.186	N/A
10.501-11.0%	0.00%	0.00%	0.09%	0.02%	0.01%	0.01%	0.00%	0.00%	0.00%	547	78.36	10.793	N/A
11.001-11.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	N/A	N/A	N/A	N/A
> 11.5%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	526	57.37	12.888	N/A
Total	0.00%	0.06%	5.30%	17.93%	36.71%	26.11%	10.21%	3.39%	0.29%	640	75.13	6.732	N/A

Mortg Rates & LTV

Mortgage Rates	LTV 40 or less	LTV 40.01 - 50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	LTV > 100	total LTV	avg FICO	Gross Margin	Avg Prin Bal ($)	Limited Doc
4.001-4.5%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
4.501-5.0%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
5.001-5.5%	0.01%	0.00%	0.02%	0.00%	0.10%	0.07%	0.00%	0.00%	74.56	687	N/A	222,349.95	16.67
5.501-6.0%	0.81%	1.31%	2.86%	5.29%	8.47%	7.52%	0.64%	0.00%	72.74	666	N/A	244,387.36	1.83
6.001-6.5%	0.62%	1.28%	1.92%	3.87%	9.15%	6.05%	0.65%	0.00%	73.66	645	N/A	216,220.47	1.62
6.501-7.0%	0.51%	1.03%	1.49%	3.34%	8.20%	6.33%	1.27%	0.00%	75.62	637	N/A	185,244.01	1.83
7.001-7.5%	0.16%	0.30%	0.61%	1.29%	3.98%	3.23%	0.91%	0.00%	77.96	624	N/A	148,988.31	0.97
7.501-8.0%	0.28%	0.25%	0.34%	0.96%	3.31%	2.57%	0.87%	0.00%	77.76	613	N/A	138,902.01	0.93
8.001-8.5%	0.11%	0.09%	0.13%	0.30%	1.38%	0.91%	0.47%	0.00%	78.62	603	N/A	112,572.79	1.12
8.501-9.0%	0.06%	0.04%	0.10%	0.20%	0.92%	1.07%	0.27%	0.00%	80.44	593	N/A	102,997.54	0.69
9.001-9.5%	0.01%	0.01%	0.07%	0.09%	0.26%	0.41%	0.07%	0.00%	79.54	579	N/A	92,421.73	0.69
9.501-10.0%	0.01%	0.02%	0.03%	0.09%	0.24%	0.31%	0.12%	0.00%	81.62	565	N/A	106,199.52	1.07
10.001-10.5%	0.00%	0.00%	0.01%	0.02%	0.12%	0.06%	0.01%	0.00%	78.27	551	N/A	94,437.60	0.00
10.501-11.0%	0.00%	0.00%	0.00%	0.02%	0.07%	0.02%	0.01%	0.00%	78.36	547	N/A	66,840.10	0.00
11.001-11.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	N/A	N/A	N/A	N/A	N/A
> 11.5%	0.00%	0.01%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	57.37	526	N/A	55,492.79	0.00
Total	2.56%	4.33%	7.60%	15.46%	36.22%	28.53%	5.30%	0.00%	75.13	640	N/A	182,009.45	1.56

DealName: NCHET 2005-A

Cells in black represent percentages of total pool.
Cells in blue represent averages or percentages for each row

Banc of America Securities

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information, and Banc of America Securities LLC
action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation wo
information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete, and it should not be relied upon as such. By accepting this
not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information conta
assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions, or the l
will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and
in the preparation or issuance of this material may, from time to time, have long or short positions in, and/or buy and sell, the securities mentioned therein or derivatives thereof (inclu
with the Securities and Exchange Commission (the "SEC"), and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Se
where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of th
Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, wh
securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished s
issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material an
of this material. The Underwriter is acting as underwriter and not as an agent for the issuer in connection with the proposed transaction.

$989,221,371.19

FICO DOC PURPOSE	Full	Stated	Other	Purchase	C O
451 - 500	588,244.92	0	0	0	588,244.92
501 - 550	45,950,647.60	5,918,176.06	585,463.69	2,953,588.40	43,833,529.33
551 - 600	137,850,141.00	36,814,708.71	2,655,806.71	13,121,885.59	139,799,183.82
601 - 650	266,257,567.84	91,599,054.73	5,273,341.50	34,929,925.29	283,193,404.89
651 - 700	165,927,351.13	87,131,570.41	5,217,983.23	34,416,387.50	189,819,763.68
701 - 750	61,409,553.05	38,386,561.13	1,216,523.87	17,194,921.14	69,993,962.17
751 - 800	23,839,441.82	9,217,478.22	524,989.47	11,288,971.41	18,765,768.13
801 - 850	523,871.37	2,332,894.73	0	1,252,200.00	1,554,566.10
Total:	702,346,818.73	271,400,443.99	15,474,108.47	115,157,879.33	747,548,423.04

Limited Doc	Stated Doc	IO loans	silent 2nds
0.00%	0.00%	0.00%	0.00%
3.16	38.20	0.00	4.92
0.00	35.93	0.00	0.00
2.31	47.84	0.00	2.20
2.25	36.83	0.00	3.04
1.32	29.51	0.00	2.32
1.09	32.25	0.00	1.68
1.74	28.06	0.00	21.45
1.44	20.84	0.00	2.35
2.00	25.66	0.00	0.35
1.56%	27.44%	0.00%	9.08%

LTV & FICO	FICO <450	FICO 450-500	FICO 501-550	FICO 551-600	FICO 601-650
<= 10.00	0	0	0	50,000.00	0
10.01 - 20.00	0	0	132,452.04	826,346.96	755,862.43
20.01 - 30.00	0	0	659,269.92	691,000.23	1,377,511.56
30.01 - 40.00	0	0	959,461.53	3,498,113.41	6,757,832.87
40.01 - 50.00	0	0	2,826,766.31	8,452,754.65	14,146,355.41
50.01 - 60.00	0	0	6,627,964.77	16,000,055.59	24,723,194.99
60.01 - 70.00	0	0	10,537,285.30	38,039,684.28	52,878,188.36
70.01 - 80.00	0	533,017.60	21,424,822.84	68,831,898.63	138,803,381.08
80.01 - 90.00	0	55,227.32	9,286,264.64	38,109,319.64	100,745,227.20
90.01 - 100.00	0	0	0	2,821,483.03	22,942,410.17
Total:	0	588,244.92	52,454,287.35	177,320,656.42	363,129,964.07

Limited Doc	Stated Doc	IO loans	silent 2nds
0.00%	24.71%	0.00%	1.13%
1.15	22.76	0.00	9.68
1.08	21.58	0.00	15.28
1.88	24.45	0.00	8.90
0.70	23.41	0.00	7.26
2.32	29.92	0.00	8.66
2.48	33.16	0.00	8.42
2.60	28.02	0.00	7.71
0.00	35.50	0.00	4.43
1.17	32.92	0.00	4.71
0.00	35.54	0.00	16.06

Prin Bal & FICO	FICO <450	FICO 450-500	FICO 501-550	FICO 551-600	FICO 601-650
0.01 - 50,000.00	0	0	1,029,707.86	1,490,625.89	847,137.78
50,000.01 - 100,000.00	0	260,394.92	15,044,170.61	29,687,060.14	37,297,416.88
100,000.01 - 150,000.00	0	121,600.00	11,681,145.69	38,117,039.42	64,262,593.37
150,000.01 - 200,000.00	0	0	8,211,072.09	29,718,810.19	63,386,800.34
200,000.01 - 250,000.00	0	206,250.00	5,705,223.21	23,915,528.64	45,435,067.11
250,000.01 - 300,000.00	0	0	2,690,756.85	18,372,036.60	44,777,871.76
300,000.01 - 350,000.00	0	0	3,938,028.86	12,980,969.28	30,107,771.98
350,000.01 - 400,000.00	0	0	1,818,750.00	7,570,860.37	28,167,588.65
400,000.01 - 450,000.00	0	0	875,652.82	5,487,872.90	14,459,437.79
450,000.01 - 500,000.00	0	0	1,459,779.36	4,760,126.79	12,405,291.72
500,000.01 - 550,000.00	0	0	0	1,613,502.79	6,743,069.36

	O	P	Q	R	S	T	U	V	W	X	Y
1							$989,221,371.19				
2											
3											
4											
47	0.00	49.15	0.00	2.22		550,000.01 - 600,000.00	0	0	0	1,705,015.33	9,775,852.33
48	7.22	35.81	0.00	0.00		600,000.01 - 650,000.00	0	0	0	1,901,208.08	2,545,350.93
49	11.10	67.22	0.00	10.78		650,000.01 - 700,000.00	0	0	0	0	1,378,047.87
50	0.00	0.00	0.00	0.00		700,000.01 - 750,000.00	0	0	0	0	0
51	0.00	0.00	0.00	0.00		750,000.01 >=	0	0	0	0	1,540,666.20
52	1.56%	27.44%	0.00%	9.08%		Total:	0	588,244.92	52,454,287.35	177,320,656.42	363,129,964.07

	O	P	Q	R	S	T	U	V	W	X	Y
1							$989,221,371.19				
2											
3											
4											
53											
54											
55											
56	Avg Prin Bal ($)	Limited Doc*	Stated Doc*	IO loans*	silent 2nds*						
57	N/A	N/A	N/A	N/A	N/A	Rates & FICO	FICO <450	FICO 450-500	FICO 501-550	FICO 551-600	FICO 601-650
58	N/A	N/A	N/A	N/A	N/A	5.001 - 5.500	0	0	0	95,145.74	580,446.89
59	222,349.95	16.67%	25.71%	0.00%	7.34%	5.501 - 6.000	0	0	1,481,984.90	21,829,442.56	82,468,032.75
60	244,387.36	1.83	17.02	0.00	6.72	6.001 - 6.500	0	0	3,026,611.86	33,610,115.91	97,841,604.57
61	216,220.47	1.62	23.44	0.00	9.45	6.501 - 7.000	0	0	7,439,634.03	43,890,750.55	90,514,494.20
62	185,244.01	1.83	32.94	0.00	9.72	7.001 - 7.500	0	0	6,661,333.64	28,361,469.36	40,489,758.12
63	148,988.31	0.97	31.76	0.00	12.48	7.501 - 8.000	0	0	10,356,355.83	24,937,088.10	32,594,233.22
64	138,902.01	0.93	37.09	0.00	10.92	8.001 - 8.500	0	54,965.99	6,415,744.40	11,134,217.04	9,124,848.44
65	112,572.79	1.12	41.38	0.00	11.49	8.501 - 9.000	0	0	7,384,815.76	8,160,670.66	6,644,718.15
66	102,997.54	0.69	44.58	0.00	6.13	9.001 - 9.500	0	0	3,557,777.03	2,746,992.19	1,503,198.49
67	92,421.73	0.69	47.11	0.00	2.84	9.501 - 10.000	0	356,451.61	4,033,465.90	1,755,999.65	1,119,013.06
68	106,199.52	1.07	34.76	0.00	3.86	10.001 - 10.500	0	176,827.32	1,118,130.64	603,666.77	186,940.04
69	94,437.60	0.00	46.73	0.00	2.47	10.501 - 11.000	0	0	867,447.79	195,097.89	62,676.14
70	66,840.10	0.00	58.99	0.00	12.52						
71	N/A	N/A	N/A	N/A	N/A	11.501 >=	0	0	110,985.57	0	0
72	55,492.79	0.00	0.00	0.00	0.00	Total:	0	588,244.92	52,454,287.35	177,320,656.42	363,129,964.07
73	182,009.45	1.56%	27.44%	0.00%	9.08%						
74											
75											
76	Stated Doc*	IO loans*	silent 2nds*								
77	N/A	N/A	N/A			Rates & LTV	COCLTV 40 or less	COCLTV 40.01-50	COCLTV 50.01-60	COCLTV 60.01-70	COCLTV 70.01-80
78	N/A	N/A	N/A			5.001 - 5.500	100,000.00	0	218,508.10	0	1,009,135.47
79	25.71	0.00	7.34			5.501 - 6.000	7,971,327.41	12,927,434.94	28,276,380.32	52,351,691.51	83,832,969.15
80	17.02	0.00	6.72			6.001 - 6.500	6,126,742.97	12,645,119.17	19,020,914.08	38,287,072.09	90,540,736.50
81	23.44	0.00	9.45			6.501 - 7.000	5,007,758.22	10,204,862.20	14,786,269.27	33,032,726.09	81,141,319.69
82	32.94	0.00	9.72			7.001 - 7.500	1,602,624.25	2,966,609.67	6,009,769.48	12,804,029.79	39,416,933.92
83	31.76	0.00	12.48			7.501 - 8.000	2,741,954.38	2,476,119.99	3,409,079.98	9,470,507.31	32,696,684.81
84	37.09	0.00	10.92			8.001 - 8.500	1,060,530.17	931,020.06	1,305,777.53	2,926,162.40	13,638,222.32
85	41.38	0.00	11.49			8.501 - 9.000	562,058.74	386,780.85	985,240.71	1,968,241.45	9,092,573.45
86	44.58	0.00	6.13			9.001 - 9.500	135,000.00	81,000.00	692,792.11	841,429.63	2,607,781.84
87	47.11	0.00	2.84			9.501 - 10.000	53,951.51	155,000.00	303,608.81	843,714.67	2,414,964.70
88	34.76	0.00	3.86			10.001 - 10.500	0	0	136,940.04	172,400.00	1,181,735.10
89	46.73	0.00	2.47			10.501 - 11.000	0	0	0	225,184.80	683,545.01
90	58.99	0.00	12.52								
91	N/A	N/A	N/A			11.501 >=	0	60,000.00	0	0	50,985.57
92	0.00	0.00	0.00			Total:	25,361,947.65	42,833,946.88	75,145,280.43	152,923,159.74	358,307,587.53
93	27.44	0.00	9.08								

	O	P	Q	R	S	T	U	V	W	X	Y
1							$989,221,371.19				
2											
3											
4											
94											
95											
96											
97											

the "Underwriter") is not soliciting any
uld be illegal. This material is based on
material, the recipient agrees that it will
ined in this material may be based on
kelihood that any of such assumptions
employees, including persons involved
ling options]. This material may be filed
curities Act of 1933, including all cases
e date appearing on this material only.
ether regarding the assets backing any
lely by the Underwriter and not by the
d has not authorized the dissemination

	Z	AA	AB	AC	AD
8–9	WAC	Avg	COCLTV	IO	ss
10	9.688	98,040.82	78.34	0	0
11	8.013	123,132.13	70.51	0	3.21
12	7.086	152,337.33	72.26	0	5.34
13	6.695	181,293.04	75.66	0	9.2
14	6.458	204,171.47	76.41	0	12.41
15	6.372	242,818.84	77.74	0	9.29
16	6.413	234,838.53	75.1	0	10.97
17	6.627	238,063.84	63.8	0	4.4
18	**6.732**	**182,009.45**	**75.13**	**0**	**9.08**

	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK
21	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850	FICO	avg bal	wac	MARGIN	Limited	State d	IO	SS
22	0	0	0	0	563	50,000.00	6.88	0	0	0	0	0
23	227,441.30	0	302,915.74	130,000.00	633	95,000.74	7.003	0	3.16	38.2	0	4.92
24	1,256,912.08	165,500.00	603,501.00	75,485.96	643	109,754.11	6.538	0	0	35.93	0	0
25	3,987,455.89	1,415,177.84	1,107,321.48	382,385.41	642	154,767.08	6.669	0	2.31	47.84	0	2.2
26	12,145,033.23	3,343,500.53	1,663,536.75	256,000.00	637	166,023.05	6.544	0	2.25	36.83	0	3.04
27	19,248,105.58	6,393,500.05	2,152,459.45	0	632	183,729.29	6.496	0	1.32	29.51	0	2.32
28	32,788,777.37	14,406,216.07	4,273,008.36	0	630	192,598.44	6.557	0	1.09	32.25	0	1.68
29	86,755,479.29	30,347,752.39	9,598,340.97	2,012,894.73	636	176,593.19	6.762	0	1.74	28.06	0	21.45
30	84,312,693.37	37,423,401.58	12,326,951.97	0	649	192,536.89	6.796	0	1.44	20.84	0	2.35
31	17,555,006.66	7,517,589.59	1,553,873.79	0	660	179,419.05	7.217	0	2	25.66	0	0.35
32	**258,276,904.77**	**101,012,638.05**	**33,581,909.51**	**2,856,766.10**	**640**	**182,009.45**	**6.732**	**0**	**1.56**	**27.44**	**0**	**9.08**

	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK
35	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850	FICO	COCLTV	wac	MARGIN	Limited	State d	IO	SS
36	794,626.11	0	0	50,000.00	595	63.27	7.889	0	0	24.71	0	1.13
37	17,841,715.11	5,699,218.77	1,904,102.04	315,871.37	614	74.7	7.499	0	1.15	22.76	0	9.68
38	36,787,042.46	7,777,067.88	2,341,761.32	125,600.00	625	75.09	7.071	0	1.08	21.58	0	15.28
39	36,196,900.61	11,204,788.05	4,254,916.54	158,000.00	633	72.32	6.786	0	1.88	24.45	0	8.9
40	34,125,365.88	8,400,710.32	4,801,250.48	0	637	73.95	6.626	0	0.7	23.41	0	7.26
41	34,160,416.49	13,942,059.41	3,668,639.91	0	645	74.88	6.451	0	2.32	29.92	0	8.66
42	26,801,982.60	12,058,605.37	5,754,752.27	626,698.00	654	76.39	6.506	0	2.48	33.16	0	8.42
43	21,099,876.64	12,548,409.52	2,935,670.29	0	656	78.56	6.397	0	2.6	28.02	0	7.71
44	15,336,915.36	9,031,375.45	2,534,642.63	448,000.00	662	77.12	6.341	0	0	35.5	0	4.43
45	13,846,008.08	8,465,628.21	493,484.23	453,996.73	655	79.01	6.369	0	1.17	32.92	0	4.71
46	7,256,686.13	3,141,620.51	524,000.00	0	665	80.5	6.306	0	0	35.54	0	16.06

	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
1													
2													
3													
4													
47	6,998,283.57	6,224,106.51	2,277,053.41	0	671	77.77	6.421	0	0	49.15	0	2.22	
48	1,245,000.00	1,868,498.71	1,288,321.36	0	666	72.56	6.428	0	7.22	35.81	0	0	
49	3,406,957.47	650,549.34	0	678,600.00	683	66.09	6.245	0	11.1	67.22	0	10.78	
50	750,000.00	0	0	0	694	75	5.99	0	0	0	0	0	
51	1,629,128.26	0	803,315.03	0	673	71.68	6.294	0	0	0	0	0	
52	**258,276,904.77**	**101,012,638.05**	**33,581,909.51**	**2,856,766.10**	**640**	**75.13**	**6.732**	**0**	**1.56**	**27.44**	**0**	**9.08**	

	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
1													
2													
3													
4													
53													
54													
55													
56													
57	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801-850	FICO	OCLTV	wac	margin	AVG Balance	Limited	Stated	IO	SS
58	552,050.94	773,505.96	0	0	687	74.56	5.437	0	222,349.95	16.67	25.71	0	7.34
59	95,602,856.20	47,153,944.24	16,847,186.76	754,382.14	666	72.74	5.917	0	244,387.36	1.83	17.02	0	6.72
60	70,191,870.32	22,078,543.55	5,316,618.61	804,085.96	645	73.66	6.295	0	216,220.47	1.62	23.44	0	9.45
61	52,765,017.30	17,700,581.60	6,040,128.88	978,298.00	637	75.62	6.788	0	185,244.01	1.83	32.94	0	9.72
62	19,611,162.82	6,262,220.90	2,458,908.70	0	624	77.96	7.279	0	148,988.31	0.97	31.76	0	12.48
63	10,843,694.15	4,395,038.68	1,603,816.56	0	613	77.76	7.769	0	138,902.01	0.93	37.09	0	10.92
64	4,641,638.95	1,003,527.80	851,750.00	320,000.00	603	78.62	8.264	0	112,572.79	1.12	41.38	0	11.49
65	2,622,912.28	1,043,259.37	305,000.00	0	593	80.44	8.768	0	102,997.54	0.69	44.58	0	6.13
66	1,008,682.50	261,101.35	72,000.00	0	579	79.54	9.247	0	92,421.73	0.69	47.11	0	2.84
67	359,119.31	340,914.60	0	0	565	81.62	9.73	0	106,199.52	1.07	34.76	0	3.86
68	0	0	86,500.00	0	551	78.27	10.186	0	94,437.60	0	46.73	0	2.47
69	77,900.00	0	0	0	547	78.36	10.793	0	66,840.10	0	58.99	0	12.52
70													
71	0	0	0	0	526	57.37	12.888	0	55,492.79	0	0	0	0
72	**258,276,904.77**	**101,012,638.05**	**33,581,909.51**	**2,856,766.10**	**640**	**75.13**	**6.732**	**0**	**182,009.45**	**1.56**	**27.44**	**0**	**9.08**
73													
74													

	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI
75										
76										
77	COCLTV 80.01-90	COCLTV 90.01-100	COCLTV 100+	OCLTV	FICO	AVG Balance	Limited	Stated	IO	SS
78	673,505.96	0	0	74.56	687	222,349.95	16.67	25.71	0	7.34
79	74,398,822.57	6,379,203.65	0	72.74	666	244,387.36	1.83	17.02	0	6.72
80	59,808,133.85	6,440,732.12	0	73.66	645	216,220.47	1.62	23.44	0	9.45
81	62,639,012.42	12,516,956.67	0	75.62	637	185,244.01	1.83	32.94	0	9.72
82	32,001,194.79	9,043,691.64	0	77.96	624	148,988.31	0.97	31.76	0	12.48
83	25,374,519.33	8,561,360.74	0	77.76	613	138,902.01	0.93	37.09	0	10.92
84	8,993,100.54	4,691,879.60	0	78.62	603	112,572.79	1.12	41.38	0	11.49
85	10,537,466.20	2,629,014.82	0	80.44	593	102,997.54	0.69	44.58	0	6.13
86	4,066,176.19	725,571.79	0	79.54	579	92,421.73	0.69	47.11	0	2.84
87	3,018,848.37	1,174,876.07	0	81.62	565	106,199.52	1.07	34.76	0	3.86
88	594,489.63	86,500.00	0	78.27	551	94,437.60	0	46.73	0	2.47
89	153,815.87	140,576.14	0	78.36	547	66,840.10	0	58.99	0	12.52
90										
91	0	0	0	57.37	526	55,492.79	0	0	0	0
92	**282,259,085.72**	**52,390,363.24**	**0**	**75.13**	**640**	**182,009.45**	**1.56**	**27.44**	**0**	**9.08**
93										

	Z	AA	AB	AC	AD	AE	AF	AG	AH	AI	AJ	AK	AL
1													
2													
3													
4													
94													
95													
96													
97													
98													
99													
100													
101													
102													
103													
104													
105													
106													
107													
108													
109													
110													
111													
112													
113													



NCHET 2005-A
Loans With Prepayment Penalty

1. Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
10 YR FIXED	14	$1,121,398.15	0.14%	$80,099.87	7.074%	52.52%	624
15 YR FIXED	281	35,041,618.96	4.38	124,703.27	6.774	67.82	632
20 YR FIXED	215	29,641,213.21	3.71	137,866.11	6.705	70.62	642
25 YR FIXED	12	1,705,533.04	0.21	142,127.75	6.370	78.91	638
30 YR FIXED	3,686	731,894,131.56	91.55	198,560.53	6.657	75.95	643
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans With Prepayment Penalty

2. Current Mortgage Rate

Current Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
5.000% to 5.499%	4	$939,186.05	0.12%	$234,796.51	5.365%	74.42%	694
5.500% to 5.999%	873	215,124,381.80	26.91	246,419.68	5.908	73.12	666
6.000% to 6.499%	801	180,281,010.70	22.55	225,069.93	6.226	74.06	649
6.500% to 6.999%	1,009	200,102,671.77	25.03	198,317.81	6.726	75.71	639
7.000% to 7.499%	507	77,952,391.29	9.75	153,752.25	7.223	77.18	623
7.500% to 7.999%	493	68,843,340.75	8.61	139,641.66	7.714	78.64	616
8.000% to 8.499%	210	24,197,598.29	3.03	115,226.66	8.206	79.31	608
8.500% to 8.999%	176	18,809,383.95	2.35	106,871.50	8.735	80.66	602
9.000% to 9.499%	66	6,134,837.52	0.77	92,952.08	9.202	81.40	582
9.500% to 9.999%	49	5,333,427.69	0.67	108,845.46	9.705	84.44	568
10.000% to 10.499%	12	1,204,419.19	0.15	100,368.27	10.210	78.72	537
10.500% to 10.999%	7	430,260.35	0.05	61,465.76	10.699	78.93	546
12.000% to 12.499%	1	50,985.57	0.01	50,985.57	12.050	75.00	534
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

3. Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
$1 to $50,000	41	$2,033,128.12	0.25%	$49,588.49	7.922%	62.65%	600
$50,001 to $100,000	986	76,416,971.82	9.56	77,502.00	7.410	75.12	618
$100,001 to $150,000	1,003	124,939,161.16	15.63	124,565.46	7.007	75.21	627
$150,001 to $200,000	711	123,982,913.38	15.51	174,378.22	6.724	72.35	634
$200,001 to $250,000	447	100,909,612.90	12.62	225,748.57	6.576	73.52	638
$250,001 to $300,000	337	92,508,374.47	11.57	274,505.56	6.410	74.74	647
$300,001 to $350,000	236	76,692,490.59	9.59	324,968.18	6.488	76.37	656
$350,001 to $400,000	168	63,226,715.06	7.91	376,349.49	6.366	78.62	655
$400,001 to $450,000	101	43,088,973.98	5.39	426,623.50	6.350	77.37	661
$450,001 to $500,000	80	38,084,551.83	4.76	476,056.90	6.370	79.90	655
$500,001 to $550,000	31	16,192,867.70	2.03	522,350.57	6.319	82.02	667
$550,001 to $600,000	41	23,532,549.67	2.94	573,964.63	6.295	79.20	674
$600,001 to $650,000	11	6,958,320.07	0.87	632,574.55	6.380	75.41	685
$650,001 to $700,000	9	6,114,154.68	0.76	679,350.52	6.245	67.09	683
$700,001 to $750,000	1	750,000.00	0.09	750,000.00	5.990	75.00	694
$750,001 to $800,000	3	2,296,666.20	0.29	765,555.40	6.600	81.89	636
$800,001 or greater	2	1,676,443.29	0.21	838,221.65	5.875	63.04	725
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

4. Statistical Original Balance

Statistical Original Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
$1 to $50,000	41	$2,033,128.12	0.25%	$49,588.49	7.922%	62.65%	600
$50,001 to $100,000	986	76,416,971.82	9.56	77,502.00	7.410	75.12	618
$100,001 to $150,000	1,002	124,789,529.67	15.61	124,540.45	7.007	75.20	627
$150,001 to $200,000	712	124,132,544.87	15.53	174,343.46	6.724	72.36	634
$200,001 to $250,000	445	100,409,745.48	12.56	225,639.88	6.576	73.48	638
$250,001 to $300,000	339	93,008,241.89	11.63	274,360.60	6.411	74.78	647
$300,001 to $350,000	236	76,692,490.59	9.59	324,968.18	6.488	76.37	656
$350,001 to $400,000	168	63,226,715.06	7.91	376,349.49	6.366	78.62	655
$400,001 to $450,000	101	43,088,973.98	5.39	426,623.50	6.350	77.37	661
$450,001 to $500,000	80	38,084,551.83	4.76	476,056.90	6.370	79.90	655
$500,001 to $550,000	31	16,192,867.70	2.03	522,350.57	6.319	82.02	667
$550,001 to $600,000	41	23,532,549.67	2.94	573,964.63	6.295	79.20	674
$600,001 to $650,000	11	6,958,320.07	0.87	632,574.55	6.380	75.41	685
$650,001 to $700,000	9	6,114,154.68	0.76	679,350.52	6.245	67.09	683
$700,001 to $750,000	1	750,000.00	0.09	750,000.00	5.990	75.00	694
$750,001 to $800,000	3	2,296,666.20	0.29	765,555.40	6.600	81.89	636
$800,001 or greater	2	1,676,443.29	0.21	838,221.65	5.875	63.04	725
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

5. Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
AA	3,425	$666,751,059.38	83.41%	$194,671.84	6.591%	76.30%	650
A-	210	32,513,683.99	4.07	154,827.07	7.233	70.38	588
A+	405	76,330,264.76	9.55	188,469.79	6.825	72.63	619
B	95	13,618,812.46	1.70	143,355.92	7.360	67.61	592
C	70	9,983,858.68	1.25	142,626.55	7.425	61.42	585
C-	3	206,215.65	0.03	68,738.55	9.306	56.94	563
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

6. Remaining Term

Remaining Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
109 to 120	14	$1,121,398.15	0.14%	$80,099.87	7.074%	52.52%	624
169 to 180	281	35,041,618.96	4.38	124,703.27	6.774	67.82	632
229 to 240	215	29,641,213.21	3.71	137,866.11	6.705	70.62	642
289 to 300	12	1,705,533.04	0.21	142,127.75	6.370	78.91	638
349 to 360	3,686	731,894,131.56	91.55	198,560.53	6.657	75.95	643
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

7. Original Term

Original Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
120	14	$1,121,398.15	0.14%	$80,099.87	7.074%	52.52%	624
180	281	35,041,618.96	4.38	124,703.27	6.774	67.82	632
240	215	29,641,213.21	3.71	137,866.11	6.705	70.62	642
300	12	1,705,533.04	0.21	142,127.75	6.370	78.91	638
360	3,686	731,894,131.56	91.55	198,560.53	6.657	75.95	643
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.


Banc of America Securities

NCHET 2005-A
Loans With Prepayment Penalty

8. Original Combined LTV

Original Combined LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
30.00% <=	54	$5,633,218.46	0.70%	$104,318.86	6.580%	23.41%	642
30.01% to 35.00%	39	6,074,288.90	0.76	155,751.00	6.758	32.83	647
35.01% to 40.00%	55	8,519,584.64	1.07	154,901.54	6.582	38.12	642
40.01% to 45.00%	83	13,332,962.99	1.67	160,638.11	6.543	42.63	631
45.01% to 50.00%	129	22,500,327.05	2.81	174,421.14	6.497	47.83	643
50.01% to 55.00%	129	25,674,010.45	3.21	199,023.34	6.414	52.83	633
55.01% to 60.00%	187	35,020,506.51	4.38	187,275.44	6.453	57.78	632
60.01% to 65.00%	288	54,716,644.90	6.84	189,988.35	6.456	63.22	631
65.01% to 70.00%	328	65,461,222.54	8.19	199,576.90	6.535	68.36	633
70.01% to 75.00%	428	87,089,481.25	10.89	203,480.10	6.672	73.58	628
75.01% to 80.00%	981	186,131,034.47	23.28	189,736.02	6.658	79.29	646
80.01% to 85.00%	612	121,833,740.42	15.24	199,074.74	6.651	84.15	643
85.01% to 90.00%	648	124,547,534.20	15.58	192,202.98	6.828	89.44	656
90.01% to 95.00%	222	38,771,661.17	4.85	174,647.12	7.066	94.58	660
95.01% to 100.00%	25	4,097,676.97	0.51	163,907.08	7.961	99.77	673
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

9. State or Territory

State or Territory	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
California	1,108	$293,726,662.07	36.74%	$265,096.27	6.369%	71.67%	653
Florida	667	97,673,171.92	12.22	146,436.54	6.998	75.94	623
New York	338	90,080,845.14	11.27	266,511.38	6.603	74.28	648
Hawaii	145	44,441,171.62	5.56	306,490.84	6.285	74.70	654
Texas	380	41,662,162.64	5.21	109,637.27	7.112	81.37	620
Arizona	142	23,756,626.02	2.97	167,300.18	6.616	77.93	643
Pennsylvania	170	23,418,567.53	2.93	137,756.28	6.886	81.29	641
Nevada	86	18,072,903.47	2.26	210,150.04	6.508	74.44	643
Maryland	72	17,110,482.50	2.14	237,645.59	6.496	74.43	630
Ohio	148	16,464,446.23	2.06	111,246.26	7.497	83.76	631
Washington	71	13,348,688.73	1.67	188,009.70	6.456	80.87	639
Virginia	73	12,248,656.31	1.53	167,789.81	6.835	74.86	620
Oregon	60	10,069,848.28	1.26	167,830.80	6.689	79.16	650
Tennessee	83	9,067,382.05	1.13	109,245.57	7.389	83.14	620
Connecticut	47	8,802,537.35	1.10	187,288.03	6.906	78.87	631
Other	618	79,459,743.06	9.94	128,575.64	7.130	80.33	636
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

10. ZIP Code

ZIP Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
96706	17	$5,671,250.60	0.71%	$333,602.98	6.134%	81.33%	658
96797	12	4,078,218.25	0.51	339,851.52	6.608	81.74	641
92345	18	3,387,294.64	0.42	188,183.04	6.560	73.43	653
96744	9	3,322,320.23	0.42	369,146.69	6.305	73.54	651
92336	9	2,938,379.53	0.37	326,486.61	6.211	79.03	656
Other	4,143	780,006,431.67	97.57	188,270.92	6.671	75.29	642
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

11. Occupancy

Occupancy	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Primary Residence	3,815	$741,984,857.57	92.82%	$194,491.44	6.613%	75.32%	640
Investment Property	352	48,086,999.85	6.02	136,610.80	7.401	76.36	670
Second Home	41	9,332,037.50	1.17	227,610.67	6.877	74.09	681
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

12. Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Single Family	3,257	$600,271,178.13	75.09%	$184,301.87	6.652%	74.99%	640
PUD Detached	390	80,355,760.55	10.05	206,040.41	6.623	78.11	640
Two- to four- family units	268	65,940,558.69	8.25	246,046.86	6.802	74.19	666
Condominium	233	43,420,668.97	5.43	186,354.80	6.622	77.12	649
PUD Attached	57	9,138,682.43	1.14	160,327.76	6.959	75.89	620
Modular Home	3	277,046.15	0.03	92,348.72	7.159	84.68	667
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

13. Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Refinance-Cashout	2,964	$596,402,741.72	74.61%	$201,215.50	6.594%	73.85%	639
Refinance-Rate/Term	665	104,487,290.13	13.07	157,123.74	6.668	79.12	640
Purchase	579	98,513,863.07	12.32	170,144.84	7.079	80.58	665
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans With Prepayment Penalty

14. Documentation

Documentation	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Full Documentation	3,059	$560,816,407.79	70.15%	$183,333.25	6.576%	76.38%	637
Stated Documentation	1,087	226,183,981.90	28.29	208,080.94	6.890	72.73	657
Limited Documentation	62	12,403,505.23	1.55	200,056.54	6.471	77.63	648
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

15. FICO Score

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
500 to 519	82	$9,270,072.95	1.16%	$113,049.67	8.421%	71.44%	512
520 to 539	136	19,163,571.28	2.40	140,908.61	7.756	68.68	531
540 to 559	227	34,405,929.78	4.30	151,567.97	7.351	70.96	552
560 to 579	234	33,586,169.05	4.20	143,530.64	7.171	71.26	569
580 to 599	439	75,392,134.89	9.43	171,736.07	6.857	73.36	590
600 to 619	567	101,181,611.09	12.66	178,450.81	6.694	73.99	610
620 to 639	660	122,648,437.43	15.34	185,830.97	6.624	77.18	629
640 to 659	585	115,741,506.28	14.48	197,848.73	6.501	75.88	649
660 to 679	479	96,153,376.02	12.03	200,737.74	6.454	76.90	669
680 to 699	308	69,944,179.46	8.75	227,091.49	6.417	77.00	689
700 to 719	195	46,925,092.05	5.87	240,641.50	6.422	78.96	709
720 to 739	117	30,948,329.18	3.87	264,515.63	6.299	77.12	728
740 to 759	75	19,227,642.95	2.41	256,368.57	6.258	75.37	750
760 to 779	65	14,532,887.50	1.82	223,582.88	6.528	78.47	769
780 to 799	28	7,102,878.02	0.89	253,674.22	6.413	69.83	786
800 to 819	11	3,180,076.99	0.40	289,097.91	6.597	67.09	805
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. *Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material,* whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

16. LIEN

LIEN	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1	4,208	$799,403,894.92	100.00%	$189,972.41	6.664%	75.37%	642
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

17. DTI

DTI	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
<= 0.00	5	$907,572.14	0.11%	$181,514.43	7.743%	86.86%	667
0.01 - 5.00	7	1,519,467.04	0.19	217,066.72	7.107	77.70	619
5.01 - 10.00	8	1,178,173.88	0.15	147,271.74	7.460	77.31	649
10.01 - 15.00	46	6,080,455.55	0.76	132,183.82	6.984	75.31	645
15.01 - 20.00	124	15,335,401.37	1.92	123,672.59	6.920	69.89	632
20.01 - 25.00	233	33,178,692.85	4.15	142,397.82	6.801	71.12	639
25.01 - 30.00	367	59,257,851.53	7.41	161,465.54	6.682	73.55	638
30.01 - 35.00	518	88,682,959.02	11.09	171,202.62	6.694	75.27	645
35.01 - 40.00	673	127,021,679.08	15.89	188,739.49	6.697	74.86	644
40.01 - 45.00	796	161,548,167.74	20.21	202,949.96	6.629	75.99	644
45.01 - 50.00	1,067	225,963,503.46	28.27	211,774.60	6.653	78.66	645
50.01 - 55.00	364	78,729,971.26	9.85	216,291.13	6.498	69.59	634
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



18. Prepayment Penalty Type

PPTYPE	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score	PPTERM
6 mos int on UPB less 20% OBal	3,509	$696,043,192.29	87.07%	$198,359.42	6.615%	74.88%	644	33
5%/4%/3%/2%/1% UPB in yrs 1/2/3/4/5	242	34,611,341.35	4.33	143,022.07	6.910	78.92	632	36
2 mos int on UPB less 1/3 OBal	78	18,555,199.26	2.32	237,887.17	6.535	74.71	633	35
1% OBal	148	16,464,446.23	2.06	111,246.26	7.497	83.76	631	36
Other	231	33,729,715.79	4.22	146,016.09	7.074	77.96	634	34
Total:	**4,208**	**$799,403,894.92**	**100.00%**	**$189,972.41**	**6.664%**	**75.37%**	**642**	**33**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A

DTI

DTI	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
<= 0.00	5	$907,572.14	0.09%	$181,514.43	7.743%	86.86%	667
0.01 - 5.00	9	1,658,266.80	0.17	184,251.87	7.177	77.29	617
5.01 - 10.00	11	1,999,092.93	0.20	181,735.72	7.138	75.87	661
10.01 - 15.00	57	6,953,744.59	0.70	121,995.52	6.993	74.72	643
15.01 - 20.00	158	19,446,544.63	1.97	123,079.40	6.930	69.76	634
20.01 - 25.00	312	43,496,083.42	4.40	139,410.52	6.850	71.40	637
25.01 - 30.00	467	73,173,464.39	7.40	156,688.36	6.726	73.76	634
30.01 - 35.00	679	111,099,604.40	11.23	163,622.39	6.779	75.55	642
35.01 - 40.00	888	160,814,421.63	16.26	181,097.32	6.762	75.37	640
40.01 - 45.00	1,038	202,230,460.04	20.44	194,827.03	6.707	75.94	641
45.01 - 50.00	1,372	275,729,908.20	27.87	200,969.32	6.737	78.85	642
50.01 - 55.00	439	91,712,208.02	9.27	208,911.64	6.527	69.52	633
Total:	**5,435**	**$989,221,371.19**	**100.00%**	**$182,009.45**	**6.732%**	**75.54%**	**640**

W.A: 40.16% **Median:** 40.68% **Min:** 0.63% **Max:** 55.00%

Banc of America Securities LLC

is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans Originated in California

Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
10 YR FIXED	2	$205,500.00	0.07%	$102,750.00	6.850%	48.92%	641
15 YR FIXED	65	10,927,013.95	3.68	168,107.91	6.506	60.33	640
20 YR FIXED	39	7,793,676.63	2.62	199,837.86	6.302	59.23	643
25 YR FIXED	2	480,000.00	0.16	240,000.00	6.208	77.24	657
30 YR FIXED	1,011	277,714,046.44	93.47	274,692.43	6.369	72.42	654
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Current Mortgage Rate

Current Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
5.000% to 5.499%	2	$552,050.94	0.19%	$276,025.47	5.330%	68.97%	696
5.500% to 5.999%	407	113,954,885.66	38.35	279,987.43	5.900	70.91	668
6.000% to 6.499%	273	75,631,789.55	25.45	277,039.52	6.217	71.19	659
6.500% to 6.999%	276	73,135,285.38	24.61	264,982.92	6.728	73.17	639
7.000% to 7.499%	83	18,479,062.55	6.22	222,639.31	7.213	71.85	627
7.500% to 7.999%	53	11,153,282.39	3.75	210,439.29	7.752	71.97	620
8.000% to 8.499%	12	1,837,597.09	0.62	153,133.09	8.272	69.72	575
8.500% to 8.999%	12	2,297,323.15	0.77	191,443.60	8.756	70.41	612
9.000% to 9.499%	1	78,960.31	0.03	78,960.31	9.400	54.48	559
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities 

NCHET 2005-A
Loans Originated in California

Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
$1 to $50,000	1	$49,958.20	0.02%	$49,958.20	6.900%	13.16%	609
$50,001 to $100,000	62	5,151,955.11	1.73	83,096.05	6.819	52.29	632
$100,001 to $150,000	136	17,498,694.78	5.89	128,666.87	6.630	59.01	631
$150,001 to $200,000	199	35,676,352.90	12.01	179,278.16	6.476	62.87	640
$200,001 to $250,000	194	43,922,138.10	14.78	226,402.77	6.474	69.18	635
$250,001 to $300,000	158	43,305,680.02	14.58	274,086.58	6.282	71.60	652
$300,001 to $350,000	131	42,699,074.82	14.37	325,947.14	6.365	74.45	661
$350,001 to $400,000	83	31,342,701.47	10.55	377,622.91	6.299	76.77	660
$400,001 to $450,000	58	24,754,488.84	8.33	426,801.53	6.264	76.62	666
$450,001 to $500,000	39	18,547,961.14	6.24	475,588.75	6.255	80.78	659
$500,001 to $550,000	18	9,330,987.97	3.14	518,388.22	6.398	82.04	671
$550,001 to $600,000	22	12,627,658.47	4.25	573,984.48	6.206	78.26	688
$600,001 to $650,000	8	5,054,029.44	1.70	631,753.68	6.341	73.51	676
$650,001 to $700,000	6	4,087,240.73	1.38	681,206.79	6.132	60.80	664
$700,001 to $750,000	1	750,000.00	0.25	750,000.00	5.990	75.00	694
$750,001 to $800,000	2	1,518,000.00	0.51	759,000.00	6.497	85.43	637
$800,001 or greater	1	803,315.03	0.27	803,315.03	5.750	68.22	781
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is *not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the* issuer in connection with the proposed transaction.

NCHET 2005-A
Loans Originated in California

Statistical Original Balance

Statistical Original Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
$1 to $50,000	1	$49,958.20	0.02%	$49,958.20	6.900%	13.16%	609
$50,001 to $100,000	62	5,151,955.11	1.73	83,096.05	6.819	52.29	632
$100,001 to $150,000	136	17,498,694.78	5.89	128,666.87	6.630	59.01	631
$150,001 to $200,000	199	35,676,352.90	12.01	179,278.16	6.476	62.87	640
$200,001 to $250,000	193	43,672,158.84	14.70	226,280.62	6.468	69.09	636
$250,001 to $300,000	159	43,555,659.28	14.66	273,934.96	6.289	71.67	651
$300,001 to $350,000	131	42,699,074.82	14.37	325,947.14	6.365	74.45	661
$350,001 to $400,000	83	31,342,701.47	10.55	377,622.91	6.299	76.77	660
$400,001 to $450,000	58	24,754,488.84	8.33	426,801.53	6.264	76.62	666
$450,001 to $500,000	39	18,547,961.14	6.24	475,588.75	6.255	80.78	659
$500,001 to $550,000	18	9,330,987.97	3.14	518,388.22	6.398	82.04	671
$550,001 to $600,000	22	12,627,658.47	4.25	573,984.48	6.206	78.26	688
$600,001 to $650,000	8	5,054,029.44	1.70	631,753.68	6.341	73.51	676
$650,001 to $700,000	6	4,087,240.73	1.38	681,206.79	6.132	60.80	664
$700,001 to $750,000	1	750,000.00	0.25	750,000.00	5.990	75.00	694
$750,001 to $800,000	2	1,518,000.00	0.51	759,000.00	6.497	85.43	637
$800,001 or greater	1	803,315.03	0.27	803,315.03	5.750	68.22	781
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans Originated in California

Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
AA	958	$257,310,403.48	86.60%	$268,591.24	6.332%	72.62%	658
A-	30	6,199,907.06	2.09	206,663.57	6.818	66.87	590
A+	98	26,965,374.21	9.08	275,156.88	6.510	66.58	634
B	14	2,282,550.98	0.77	163,039.36	6.954	54.69	605
C	19	4,362,001.29	1.47	229,579.02	6.940	59.45	583
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Remaining Term

Remaining Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
109 to 120	2	$205,500.00	0.07%	$102,750.00	6.850%	48.92%	641
169 to 180	65	10,927,013.95	3.68	168,107.91	6.506	60.33	640
229 to 240	39	7,793,676.63	2.62	199,837.86	6.302	59.23	643
289 to 300	2	480,000.00	0.16	240,000.00	6.208	77.24	657
349 to 360	1,011	277,714,046.44	93.47	274,692.43	6.369	72.42	654
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans Originated in California

Original Term

Original Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
120	2	$205,500.00	0.07%	$102,750.00	6.850%	48.92%	641
180	65	10,927,013.95	3.68	168,107.91	6.506	60.33	640
240	39	7,793,676.63	2.62	199,837.86	6.302	59.23	643
300	2	480,000.00	0.16	240,000.00	6.208	77.24	657
360	1,011	277,714,046.44	93.47	274,692.43	6.369	72.42	654
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans Originated in California

Original Combined LTV

Original Combined LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
30.00% <=	26	$2,610,656.46	0.88%	$100,409.86	6.463%	23.03%	641
30.01% to 35.00%	18	3,480,489.06	1.17	193,360.50	6.590	32.87	661
35.01% to 40.00%	27	4,761,738.49	1.60	176,360.68	6.575	38.45	651
40.01% to 45.00%	45	7,841,917.47	2.64	174,264.83	6.464	42.64	634
45.01% to 50.00%	65	12,519,207.86	4.21	192,603.20	6.436	47.78	653
50.01% to 55.00%	65	16,425,380.52	5.53	252,698.16	6.236	52.84	645
55.01% to 60.00%	79	18,278,770.41	6.15	231,376.84	6.321	57.66	641
60.01% to 65.00%	117	27,402,677.21	9.22	234,210.92	6.280	63.02	640
65.01% to 70.00%	108	28,609,265.57	9.63	264,900.61	6.339	68.32	645
70.01% to 75.00%	113	34,405,942.67	11.58	304,477.37	6.392	73.59	641
75.01% to 80.00%	190	55,080,933.73	18.54	289,899.65	6.358	79.11	661
80.01% to 85.00%	119	38,590,925.18	12.99	324,293.49	6.319	83.98	661
85.01% to 90.00%	118	37,879,012.16	12.75	321,008.58	6.462	89.28	669
90.01% to 95.00%	27	8,676,418.39	2.92	321,348.83	6.538	94.29	671
95.01% to 100.00%	2	556,901.84	0.19	278,450.92	7.352	100.00	698
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans Originated in California

State or Territory

State or Territory	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
California	1,119	$297,120,237.02	100.00%	$265,523.00	6.372%	71.62%	653
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Occupancy

Occupancy	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Primary Residence	1,029	$276,135,469.24	92.94%	$268,353.23	6.332%	71.71%	651
Investment Property	81	18,054,620.42	6.08	222,896.55	6.996	69.66	679
Second Home	9	2,930,147.36	0.99	325,571.93	6.375	75.44	716
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans Originated in California

Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Single Family	932	$240,650,646.89	80.99%	$258,208.85	6.362%	71.45%	650
Two- to four- family units	84	24,231,531.61	8.16	288,470.61	6.672	68.06	681
Condominium	55	16,263,089.13	5.47	295,692.53	6.235	76.97	663
PUD Detached	43	14,736,439.19	4.96	342,707.89	6.141	74.58	656
PUD Attached	5	1,238,530.20	0.42	247,706.04	6.997	68.10	575
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Refinance-Cashout	964	$252,259,077.81	84.90%	$261,679.54	6.361%	70.68%	649
Purchase	86	25,203,514.99	8.48	293,064.13	6.597	77.95	688
Refinance-Rate/Term	69	19,657,644.22	6.62	284,893.39	6.234	75.56	658
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans Originated in California

Documentation

Documentation	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Full Documentation	768	$201,967,693.53	67.98%	$262,978.77	6.295%	72.76%	649
Stated Documentation	332	90,113,129.31	30.33	271,425.09	6.561	68.94	663
Limited Documentation	19	5,039,414.18	1.70	265,232.33	6.097	73.98	661
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans Originated in California

FICO Score

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
500 to 519	8	$1,242,904.36	0.42%	$155,363.05	7.791%	59.91%	516
520 to 539	23	4,941,342.44	1.66	214,840.98	7.274	60.63	529
540 to 559	46	9,748,402.12	3.28	211,921.79	7.000	64.73	552
560 to 579	37	8,409,728.34	2.83	227,289.96	6.780	64.08	570
580 to 599	99	23,625,429.92	7.95	238,640.71	6.591	69.74	589
600 to 619	132	32,098,726.33	10.80	243,172.17	6.410	68.27	611
620 to 639	160	41,189,280.79	13.86	257,433.00	6.431	72.79	629
640 to 659	160	44,049,134.80	14.83	275,307.09	6.233	72.75	650
660 to 679	157	40,324,980.97	13.57	256,847.01	6.222	72.79	669
680 to 699	114	34,372,936.85	11.57	301,516.99	6.232	73.45	690
700 to 719	70	21,344,731.54	7.18	304,924.74	6.250	77.86	708
720 to 739	47	14,866,659.95	5.00	316,311.91	6.144	74.05	728
740 to 759	25	8,502,265.59	2.86	340,090.62	6.094	71.77	750
760 to 779	23	6,887,390.50	2.32	299,451.76	6.483	74.93	767
780 to 799	11	3,656,827.67	1.23	332,438.88	6.169	63.06	784
800 to 819	7	1,859,494.85	0.63	265,642.12	6.826	61.50	805
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans Originated in California

LIEN

LIEN	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1	1,119	$297,120,237.02	100.00%	$265,523.00	6.372%	71.62%	653
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans Originated in California

DTI

DTI	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0.01 - 5.00	3	$689,159.17	0.23%	$229,719.72	6.368%	73.80%	667
5.01 - 10.00	2	594,064.90	0.20	297,032.45	6.089	61.84	677
10.01 - 15.00	9	1,486,377.56	0.50	165,153.06	6.562	69.70	659
15.01 - 20.00	19	3,597,202.78	1.21	189,326.46	6.329	65.75	662
20.01 - 25.00	40	8,736,053.22	2.94	218,401.33	6.241	62.83	662
25.01 - 30.00	84	18,602,893.28	6.26	221,463.02	6.381	67.72	655
30.01 - 35.00	135	33,924,355.17	11.42	251,291.52	6.381	70.57	661
35.01 - 40.00	180	47,388,479.38	15.95	263,269.33	6.398	70.93	651
40.01 - 45.00	225	61,114,278.89	20.57	271,619.02	6.390	72.29	654
45.01 - 50.00	292	85,067,206.64	28.63	291,326.05	6.368	75.39	652
50.01 - 55.00	130	35,920,166.03	12.09	276,308.97	6.340	68.39	645
Total:	**1,119**	**$297,120,237.02**	**100.00%**	**$265,523.00**	**6.372%**	**71.62%**	**653**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
10 YR FIXED	29	$2,148,823.15	0.79%	$74,097.35	7.311%	56.71%	620
15 YR FIXED	313	27,241,952.43	9.96	87,034.99	7.060	69.42	623
20 YR FIXED	258	23,498,762.34	8.59	91,080.47	7.119	74.06	619
25 YR FIXED	12	1,166,350.43	0.43	97,195.87	6.372	76.79	643
30 YR FIXED	2,180	219,420,009.27	80.23	100,651.38	7.295	76.09	619
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Current Mortgage Rate

Current Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
5.000% to 5.499%	1	$137,696.64	0.05%	$137,696.64	5.490%	77.53%	643
5.500% to 5.999%	250	27,030,026.78	9.88	108,120.11	5.920	66.98	659
6.000% to 6.499%	382	40,668,518.54	14.87	106,462.09	6.228	71.84	642
6.500% to 6.999%	599	61,575,123.41	22.52	102,796.53	6.757	73.52	629
7.000% to 7.499%	432	42,565,426.26	15.56	98,531.08	7.241	76.86	617
7.500% to 7.999%	451	44,382,942.75	16.23	98,410.07	7.724	78.10	609
8.000% to 8.499%	242	21,389,709.75	7.82	88,387.23	8.231	79.09	598
8.500% to 8.999%	230	19,654,872.47	7.19	85,455.97	8.723	79.90	587
9.000% to 9.499%	92	7,448,977.51	2.72	80,967.15	9.219	78.03	575
9.500% to 9.999%	72	5,811,192.26	2.12	80,711.00	9.702	80.40	563
10.000% to 10.499%	20	1,413,303.86	0.52	70,665.19	10.199	78.96	564
10.500% to 10.999%	19	1,287,121.82	0.47	67,743.25	10.774	79.56	545
12.000% to 12.499%	1	50,985.57	0.02	50,985.57	12.050	75.00	534
13.500% to 13.999%	1	60,000.00	0.02	60,000.00	13.600	42.40	519
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Statistical Cut-Off Balance

Statistical Cut-Off Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
$1 to $50,000	85	$4,212,097.64	1.54%	$49,554.09	7.889%	63.57%	595
$50,001 to $100,000	1,409	108,049,949.84	39.51	76,685.56	7.499	75.10	614
$100,001 to $150,000	1,298	161,213,850.14	58.95	124,201.73	7.071	75.40	625
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Statistical Original Balance

Statistical Original Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
$1 to $50,000	85	$4,212,097.64	1.54%	$49,554.09	7.889%	63.57%	595
$50,001 to $100,000	1,409	108,049,949.84	39.51	76,685.56	7.499	75.10	614
$100,001 to $150,000	1,297	161,064,218.65	58.90	124,182.13	7.072	75.40	625
$150,001 to $200,000	1	149,631.49	0.05	149,631.49	6.700	85.00	626
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
AA	2,161	$214,150,038.95	78.31%	$99,097.66	7.118%	76.25%	629
A-	188	16,999,232.76	6.22	90,421.45	7.876	69.63	577
A+	281	27,683,283.86	10.12	98,517.02	7.431	74.46	601
B	94	8,909,193.96	3.26	94,778.66	7.963	68.58	576
C	64	5,467,932.44	2.00	85,436.44	8.390	62.18	583
C-	4	266,215.65	0.10	66,553.91	10.274	53.67	553
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Remaining Term

Remaining Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
109 to 120	29	$2,148,823.15	0.79%	$74,097.35	7.311%	56.71%	620
169 to 180	313	27,241,952.43	9.96	87,034.99	7.060	69.42	623
229 to 240	258	23,498,762.34	8.59	91,080.47	7.119	74.06	619
289 to 300	12	1,166,350.43	0.43	97,195.87	6.372	76.79	643
349 to 360	2,180	219,420,009.27	80.23	100,651.38	7.295	76.09	619
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Original Term

Original Term	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
120	29	$2,148,823.15	0.79%	$74,097.35	7.311%	56.71%	620
180	313	27,241,952.43	9.96	87,034.99	7.060	69.42	623
240	258	23,498,762.34	8.59	91,080.47	7.119	74.06	619
300	12	1,166,350.43	0.43	97,195.87	6.372	76.79	643
360	2,180	219,420,009.27	80.23	100,651.38	7.295	76.09	619
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Original Combined LTV

Original Combined LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
30.00% or less	58	$4,946,644.82	1.81%	$85,286.98	6.771%	22.71%	645
30.01% to 35.00%	29	2,918,925.78	1.07	100,652.61	7.020	32.86	627
35.01% to 40.00%	41	3,989,444.02	1.46	97,303.51	6.816	38.09	633
40.01% to 45.00%	50	5,309,272.85	1.94	106,185.46	6.764	42.43	627
45.01% to 50.00%	75	7,598,728.34	2.78	101,316.38	6.870	47.92	618
50.01% to 55.00%	69	7,401,016.84	2.71	107,261.11	6.954	52.82	611
55.01% to 60.00%	113	11,140,231.73	4.07	98,586.12	6.963	57.95	611
60.01% to 65.00%	146	14,220,179.29	5.20	97,398.49	6.949	63.50	610
65.01% to 70.00%	191	18,053,504.10	6.60	94,520.96	7.110	68.40	611
70.01% to 75.00%	262	24,550,377.14	8.98	93,703.73	7.355	73.82	601
75.01% to 80.00%	848	82,077,978.94	30.01	96,790.07	7.250	79.51	620
80.01% to 85.00%	364	36,186,452.27	13.23	99,413.33	7.344	84.19	614
85.01% to 90.00%	378	37,845,122.29	13.84	100,119.37	7.498	89.56	633
90.01% to 95.00%	149	15,100,641.83	5.52	101,346.59	7.651	94.51	641
95.01% to 100.00%	19	2,137,377.38	0.78	112,493.55	8.095	99.56	670
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

State or Territory

State or Territory	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Texas	722	$62,343,290.79	22.80%	$86,348.05	7.410%	78.45%	608
Florida	420	44,197,950.70	16.16	105,233.22	7.186	73.46	616
California	199	22,700,608.09	8.30	114,073.41	6.674	57.38	631
Pennsylvania	121	12,193,993.17	4.46	100,776.80	7.084	78.45	627
Ohio	123	10,890,021.21	3.98	88,536.76	7.544	82.98	628
New Jersey	70	7,985,459.96	2.92	114,078.00	7.099	66.95	616
New York	81	7,897,808.97	2.89	97,503.81	7.391	68.93	619
Arizona	69	7,322,354.89	2.68	106,121.09	6.746	73.22	629
Illinois	68	7,162,957.15	2.62	105,337.61	7.145	76.17	633
Louisiana	65	6,057,191.69	2.21	93,187.56	7.410	80.88	609
Tennessee	69	6,047,684.34	2.21	87,647.60	7.516	82.81	616
Georgia	59	5,810,842.06	2.12	98,488.85	7.990	80.94	617
Indiana	60	5,440,958.19	1.99	90,682.64	7.310	82.73	632
Michigan	54	5,331,440.36	1.95	98,730.38	7.797	79.55	607
Oregon	38	4,243,143.39	1.55	111,661.67	6.862	75.97	643
Other	574	57,850,192.66	21.15	100,784.31	7.277	76.40	626
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

MSA's

Top 10 MSAs	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Houston, TX	203	17,645,392.54	6.45	86,923.12	7.418	78.55	607
Dallas, TX	165	15,124,296.75	5.53	91,662.40	7.275	78.51	614
Los Angeles, CA	91	10,761,509.24	3.94	118,258.34	6.611	49.41	639
Miami, FL	93	10,669,611.11	3.90	114,727.00	6.977	68.01	626
Philadelphia, PA	81	8,716,097.77	3.19	107,606.15	7.080	72.71	615
Tampa, FL	86	8,376,225.75	3.06	97,397.97	7.320	75.89	603
New York, NY	60	7,028,434.19	2.57	117,140.57	7.131	54.34	614
Chicago, IL	59	6,307,460.78	2.31	106,906.11	6.909	73.49	637
Austin, TX	44	4,632,056.16	1.69	105,274.00	7.040	75.62	609
San Antonio, TX	58	4,572,987.99	1.67	78,844.62	7.514	80.33	607
Other	1852	179,641,825.34	65.69	96,998.83	7.310	77.24	621
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Occupancy

Occupancy	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Primary Residence	2,500	$247,701,097.91	90.58%	$99,080.44	7.197%	74.74%	616
Investment Property	271	23,504,870.75	8.59	86,733.84	7.827	78.97	652
Second Home	21	2,269,928.96	0.83	108,091.86	7.405	74.16	666
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Single Family	2,277	$220,679,384.76	80.69%	$96,916.73	7.252%	75.20%	618
PUD Detached	220	23,061,079.18	8.43	104,823.09	7.152	76.67	618
Condominium	145	14,577,213.44	5.33	100,532.51	7.215	75.84	631
Two- to four- family units	117	11,839,787.28	4.33	101,194.76	7.553	70.08	636
PUD Attached	31	3,207,602.09	1.17	103,471.04	7.096	72.26	631
Modular Home	2	110,830.87	0.04	55,415.44	7.699	76.69	641
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Refinance-Cashout	1,877	$182,789,937.36	66.84%	$97,384.09	7.247%	72.40%	615
Refinance-Rate/Term	511	51,210,063.99	18.73	100,215.39	7.056	80.14	621
Purchase	404	39,475,896.27	14.43	97,712.61	7.536	81.07	640
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Documentation

Documentation	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Full Documentation	2,139	$210,074,771.06	76.82%	$98,211.67	7.135%	75.85%	615
Stated Documentation	623	60,419,767.85	22.09	96,981.97	7.666	72.45	637
Limited Documentation	30	2,981,358.71	1.09	99,378.62	7.180	75.81	631
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

FICO Score

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
500 to 519	102	$8,212,102.50	3.00%	$80,510.81	8.866%	72.99%	510
520 to 539	147	13,151,321.81	4.81	89,464.77	8.502	74.02	530
540 to 559	182	16,715,296.23	6.11	91,842.29	7.836	71.41	551
560 to 579	236	21,998,670.63	8.04	93,214.71	7.678	72.13	569
580 to 599	361	34,840,739.85	12.74	96,511.74	7.358	74.54	590
600 to 619	407	40,869,860.38	14.94	100,417.35	7.112	76.02	609
620 to 639	426	42,789,312.65	15.65	100,444.40	6.986	76.60	630
640 to 659	336	34,289,391.08	12.54	102,051.76	6.942	76.26	649
660 to 679	265	27,179,837.96	9.94	102,565.43	6.881	75.99	669
680 to 699	143	14,915,661.16	5.45	104,305.32	6.806	77.85	689
700 to 719	79	7,997,883.58	2.92	101,239.03	6.922	75.47	709
720 to 739	41	3,893,854.22	1.42	94,972.05	6.728	75.58	728
740 to 759	30	3,205,610.50	1.17	106,853.68	6.919	76.55	749
760 to 779	24	2,204,608.36	0.81	91,858.68	6.752	69.44	771
780 to 799	7	720,275.34	0.26	102,896.48	6.483	64.26	788
800 to 819	6	491,471.37	0.18	81,911.90	6.446	40.05	808
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

LIEN

LIEN	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1	2,792	$273,475,897.62	100.00%	$97,949.82	7.253%	75.10%	620
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

DTI

DTI	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
<= 0.00	3	$228,162.14	0.08%	$76,054.05	8.774%	85.60%	702
0.01 - 5.00	5	435,476.46	0.16	87,095.29	7.421	62.52	622
5.01 - 10.00	6	511,853.16	0.19	85,308.86	8.680	68.16	636
10.01 - 15.00	46	4,038,198.40	1.48	87,786.92	7.094	74.37	629
15.01 - 20.00	116	10,079,378.65	3.69	86,891.20	7.286	71.85	628
20.01 - 25.00	219	19,874,919.15	7.27	90,753.06	7.291	72.23	617
25.01 - 30.00	271	25,965,543.08	9.49	95,813.81	7.143	72.79	618
30.01 - 35.00	380	35,687,186.04	13.05	93,913.65	7.351	76.07	622
35.01 - 40.00	446	44,182,082.49	16.16	99,062.97	7.198	75.10	623
40.01 - 45.00	494	50,560,686.06	18.49	102,349.57	7.266	76.73	619
45.01 - 50.00	627	62,891,775.98	23.00	100,305.86	7.311	78.22	620
50.01 - 55.00	179	19,020,636.01	6.96	106,260.54	7.032	67.03	610
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



NCHET 2005-A
Loans with Cut-off Balance of $150,000 or Less

PPTERM

PPTERM	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0	762	$70,086,636.52	25.63%	$91,977.21	7.500%	75.25%	611
12	87	8,520,945.23	3.12	97,941.90	7.417	69.45	617
24	29	2,750,814.67	1.01	94,855.68	7.855	78.52	620
36	1,914	192,117,501.20	70.25	100,374.87	7.147	75.25	623
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**

Prepayment Penalty Type

PPTYPE	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score	PPTERM
6 mos int on UPB less 20% OBal	1,586	$160,513,892.47	58.69%	$101,206.74	7.123%	74.20%	624	35
None	762	70,086,636.52	25.63	91,977.21	7.500	75.25	611	0
5%/4%/3%/2%/1% UPB in yrs 1/2/3/4/5	153	14,962,528.79	5.47	97,794.31	7.198	77.26	615	36
1% OBal	123	10,890,021.21	3.98	88,536.76	7.544	82.98	628	36
Other	168	17,022,818.63	6.22	101,326.30	7.323	76.03	619	35
Total:	**2,792**	**$273,475,897.62**	**100.00%**	**$97,949.82**	**7.253%**	**75.10%**	**620**	**35**

Banc of America Securities LLC

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.